UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Reference Form

CVM Resolution
Nº 80/22
2022

bradesco

Summary

1. Individuals responsible for the Form	7
1.1 – Declaration and identification of the individuals in charge	7
1.1 – CEO’s Statement	8
1.2 – Investor Relations Officer’s Statement	9
1.3 – Statement of the CEO / Investor Relations Officer	10
2. Independent auditors	11
2.1/2.2 – Identification and remuneration of auditors	11
2.3 – Other relevant information	11
3. Selected financial information	12
3.1 – Financial Information – Consolidated	12
3.2 – Non-GAAP earnings	12
3.3 – Subsequent events to the latest financial statements	12
3.4 – Income allocation policy	13
3.5 – Dividend payouts	15
3.6 – Declaration of dividends to the withheld profits or the reserves account	17
3.7 – Level of indebtedness	17
3.8 – Obligations	17
3.9 – Other relevant information	18
4. Risk factors	19
4.1 – Description of risk factors	19
4.2 – Description of the main market risks	33
4.3 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings	39
4.4 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are managers, former managers, controllers, former controllers or investors	47
4.5 – Confidential relevant proceedings	48
4.6 – Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary	48
4.7 – Other relevant contingencies	49
4.8 – Rules of the country of origin and the country where the securities are guarded	49
5. Risk management and internal controls	50
5.1 Risk management policy	50
5.2 – Market risk management policy	57
5.3 – Description of the internal controls	60
5.4 – Integrity Program	62
5.5 – Significant changes	66
5.6 – Other relevant information	66
6. Issuer’s history	67

6.1 / 6.2 / 6.4 – Establishment of the issuer, term of duration and date of registration at the CVM	67
6.3 – Brief History	67
6.5 – Bankruptcy information founded on relevant value or judicial or extrajudicial recovery	68
6.6 – Other relevant information	68
7. Issuer’s activities	69
7.1 – Description of the main business activities of the issuer and its subsidiaries	69
7.2 – Information on operating segments	69
7.3 – Information on products and services relating to the operational segments	73
7.4 – Clients responsible for more than 10% of the total net revenue	102
7.5 – Relevant effects of the state regulation of activities	102
7.6 – Relevant revenues coming from foreign countries	137
7.7 – Effects of foreign control on activities	137
7.8 – Socio-environmental policies	138
7.9 – Other relevant information	138
8. Extraordinary business	139
8.1 – Extraordinary business	139
8.2 – Significant alterations in the issuer’s manner of conducting business	139
8.3 – Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries	139
8.4 – Other relevant information	139
9. Relevant assets	140
9.1 – Relevant non-current assets – others	140
9.2 – Other relevant information	142
10. Officers’ notes	144
10.1 – General Financial and Equity Conditions	144
10.2 – Financial and operating income	167
10.3 – Events with relevant effects, occurred and expected, in the financial statements	169
10.4 – Significant changes in accounting practices – Caveats and emphasis in the auditor’s opinion	170
10.5 – Critical accounting Policies	174
10.6 – Relevant Items not evidenced in the financial statements	176
10.7 – Comments on other items not evidenced in the financial statements	177
10.8 – Business plan	177
10.9 – Other factors with relevant influence	178
11. Projections	179
11.1 – Disclosed projections and assumptions	179
11.2 – Monitoring and changes to the disclosed projections	181
12. Shareholders’ meeting and management	183

12.1 Description of the administrative structure	183
12.2 – Rules, policies and practices relating to Shareholders’ Meetings	192
12.3 – Rules, policies and practices relating to the Board of Directors	196
12.4 – Description of the arbitration clause to resolve conflict through arbitration	197
12.5/6 – Composition and professional experience of the Management and Fiscal Council	198
12.7/8 Composition of committees	244
12.9 – Existence of a marital relationship, stable union or kinship up to the second degree related to issuer’s managers, subsidiaries and controlling companies	247
12.10 – Relationships of subordination, provision of service or control between managers, subsidiaries, controlling companies and other	248
12.11 – Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers	255
12.12 – Other relevant information	256
13. Management remuneration	257
13.1 – Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers	257
13.2 – Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	265
13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	267
13.4 – Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers	269
13.5 – Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers	270
13.6 – Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers	270
13.7 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers	270
13.8 – Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options	270
13.9 – Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body	270
13.10 – Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers	271
13.11 – Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	272
13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement	272
13.13 – Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies	272
13.14 – Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy	272
13.15 – Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries	273
13.16 – Other relevant information	273
14. Human resources	274
14.1 – Description of human resources	274

14.2 – Relevant changes – Human resources	276
14.3 – Description of employee remuneration policy	276
14.4 – Description of the relationship between the issuer and unions	279
14.5 – Other relevant information	279
15. Control and economic group	280
15.1 / 15.2 – Equity Position	280
15.3 – Capital Distribution	284
15.4 – Organization chart of shareholders and economic group	285
15.5 – Shareholders’ agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of	288
15.6 – Relevant changes in the shareholdings of members of the control group and the issuer’s managers	288
15.7 – Main corporate transactions	289
15.8 – Other relevant information	292
16. Transactions with related parties	293
16.1 – Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties	293
16.2 – Information about transactions with related parties	293
16.3 – Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made	305
16.4 – Other relevant information	306
17. Share capital	307
17.1 – Information on the share capital	307
17.2 – Capital Increases	307
17.3 – Information about developments, grouping and share bonuses	308
17.4 – Information on the share capital	309
17.5 – Other relevant information	309
18. Securities	310
18.1 – Share Rights	310
18.2 – Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering	311
18.3 – Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws	311
18.4 – Volume of negotiations and major and minor quotes of traded securities	311
18.5 – Other securities issued in Brazil	312
18.6 – Brazilian markets in which securities are admitted to trading	312
18.7 – Information about class and the kinds of securities admitted for trading in foreign markets	312
18.8 – Securities issued abroad	314

18.9 – Distribution of public offerings made by the issuer or by third parties, including controlling and affiliated companies and subsidiaries, relating to the securities of the issuer	315
18.10 – Use of proceeds from public offerings for distribution and any deviations	316
18.11 – Description of the takeover bids made by the issuer in respect of shares issued by third parties	316
18.12 – Other relevant information	316
19. Repurchase plans/Treasury	333
19.1 – Information on the issuer’s share buyback	333
19.2 – Movement of securities held in Treasury	334
19.3 – Other relevant information	337
20. Trading policy	338
20.1 – Information about the securities trading policy	338
20.2 – Other relevant information	340
21. Disclosure policy	341
21.1 – Description of the standards, or internal procedures or charters relating to the disclosure of information	341
21.2 – Description of the policy for disclosure of material act or fact and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information	342
21.3 – Managers responsible for the implementation, maintenance, evaluation and supervision of the policy for disclosure of information	342
21.4 – Other relevant information	342

1. Individuals responsible for the form

1. Individuals responsible for the Form

1.1 – Declaration and identification of the individuals in charge

Name of the person in charge of the form’s contents: Octavio de Lazari Junior

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Leandro de Miranda Araújo

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)	to have revised the reference form of Banco Bradesco S.A. – “Bradesco”, “Company”, “Organization”, or “Corporation”;
b)	that all information contained in the form meets the provisions of CVM (Securities and Exchange Commission) Resolution No. 80, particularly those set out in articles 15 to 20; and
c)	that the set of information contained therein is a true, accurate, and complete description of the issuer’s economic financial outcomes and of the risks inherent to its activities and securities issued.

7 – Reference Form – 2021

1. Individuals responsible for the form

1.1 – CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2022.

I, Octavio de Lazari Junior – CEO of Banco Bradesco S.A., declare that:

1.                   I have reviewed Banco Bradesco S.A.’s annual reference form for 2021;

2.                 All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and

3.                 The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent in its activities and its issue of securities.

Octavio de Lazari Junior

CEO

8 – Reference Form – 2021

1. Individuals responsible for the form

1.2 – Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2022.

I, Leandro de Miranda Araujo – Managing Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2021;
2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and

3.	The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Leandro de Miranda Araujo

Managing Officer and Investor Relations Officer

9 – Reference Form – 2021

1. Individuals responsible for the form

1.3 – Statement of the CEO / Investor Relations Officer

The individual statements of the CEO and of the Investor Relations Officer are described, respectively, in items 1.1 and 1.2 of this Reference Form.

10 – Reference Form – 2021

2. Independent auditors

2. Independent auditors

2.1/2.2 – Identification and remuneration of auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	March 21, 2011
Description of contracted services (last three fiscal years)	The services referring to the fiscal year of 2021, 2020 and 2019, include accounting certification reports requested by our management, issue of comfort letters for placement of securities abroad, procedures for issuance of due diligence, for assurance, technical consultancy and previously agreed procedures reports
Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2021: R$49,755 thousand Other Services: R$2,208 thousand Total: R$51,963 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	01/01/2019 to 12/31/2020
Name of the technician in charge	André Dala Pola
CPF [Individual Taxpayer's Registry]	261.954.908-65
Address	500 Dionysia Alves Barreto avenue - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: apola@kpmg.com.br
Service period	January 1, 2021
Name of the technician in charge	Cláudio Rogélio Sertório
CPF [Individual Taxpayer's Registry]	094.367.598-78
Address	1,400 Verbo Divino street, - CONJ 101 PTS 201 301 401, Chacara Santo Antonio, São Paulo, SP, Brasil, CEP 04719-911, Phone +55 (011) 3940-1500, E-mail:csertorio@kpmg.com.br

2.3 – Other relevant information

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules.

More information on the Audit Committee’s duties is available in item 12.1.a of this Reference Form.

11 – Reference Form – 2021

3. Selected financial information

3. Selected financial information

3.1 – Financial Information – Consolidated

(In accordance with International Accounting Standards - IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2021	12/31/2020	12/31/2019
Shareholders’ Equity	150,228,707,000.00	146,117,374,000.00	135,543,574,000.00
Total Assets	1,675,572,193,000.00	1,604,653,790,000.00	1,378,527,685,000.00
Net revenue / Revenue from financial intermediation / Gains from insurance premiums	252,512,815,000.00	224,342,248,000.00	233,386,698,000.00
Gross earnings	32,852,367,000.00	4,075,295,000.00	13,381,078,000.00
Net earnings	23,380,804,000.00	16,033,961,000.00	21,173,207,000.00
Number of shares, excluding Treasury	9,689,534,572	8,835,526,885	8,032,297,167
Share equity value (Reais per unit)	15.50	16.54	16.87
Basic Earnings per Share	2.27	1.71	2.27
Diluted Earnings per Share	2.27	1.71	2.27

3.2 – Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 – Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements that were closed on December 31, 2021.

12 – Reference Form – 2021

3. Selected financial information

3.4 – Income allocation policy

(R$ thousand)		Income Allocation
		2021	2020	2019
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company’s bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserve – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the Net Income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the Bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of Net Income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits (R$ thousand)	Net Income for the Year	21,945,688	16,546,577	22,582,615
	Legal Reserve	1,097,285	827,328	1,129,131
	Statutory Reserves	11,608,314	10,171,278	13,589,708
	Gross Interest on Own Capital	7,240,089	5,547,971	7,372,858
	Dividends (1)	2,000,000	-	8,490,918
(1) Payment of extraordinary dividends in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the “Profit Reserves – Statutory” account and R$490,918 thousand in complementary dividends related to the fiscal year of 2019.

13 – Reference Form – 2021

3. Selected financial information

B) Rules on Dividends and/or Interest on Own Capital payouts

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends and/or Interest on Own Capital

The Re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora, either individuals or legal entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of Dividends and/or Interest on Own Capital payouts

Bradesco has distributed Dividends and/or Interest on Own Capital (from January 1, 1996 with the advent of Law No. 9,249/95) on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim Dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Dividends and/or Interest on Own Capital Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.
E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted	The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the site of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis.

14 – Reference Form – 2021

3. Selected financial information

3.5 – Dividend payouts

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2021	12/31/2020	12/31/2019
Adjusted Net Income	20,848,403,024.01	15,719,247,557.48	21,453,484,504.85
Dividends distributed in relation to adjusted net income	44.320371	35.294118	73.944987
Rate of return in relation to the equity of the issuer	14.170922	10.938733	16.043201
Total distributed dividends	9,240,089,514.23	5,547,969,704.75	15,863,776,318.38
Withheld net income	12,705,597,879.47	11,182,625,536.97	14,718,838,952.60
Date of approval of the withholding	3/10/2022	3/10/2021	3/10/2020

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common	954,094,119.14	12/30/2021
Preferred	1,045,905,887.04	12/30/2021
Common			234,327,039.70	2/28/2020
Preferred			256,591,287.09	2/28/2020
Common					3,818,591,022.46	10/23/2019
Preferred					4,181,408,977.53	10/23/2019

15 – Reference Form – 2021

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	76,377,956.86	2/1/2021
Common	76,377,942.71	3/1/2021
Common	76,377,925.45	4/1/2021
Common	76,377,941.00	5/3/2021
Common	84,015,915.18	6/1/2021
Common	83,992,334.41	7/1/2021
Common	2,386,251,120.51	7/12/2021
Common	83,910,718.70	8/2/2021
Common	83,837,070.91	9/1/2021
Common	83,725,632.65	10/1/2021
Common	83,714,104.55	11/1/2021
Common	83,714,097.43	12/1/2021
Common	81,178,711.33	1/3/2022
Common	95,409,410.94	12/30/2021
Preferred	83,632,841.53	2/1/2021
Preferred	83,632,772.15	3/1/2021
Preferred	83,632,728.93	4/1/2021
Preferred	83,632,829.83	5/3/2021
Preferred	91,995,135.02	6/1/2021
Preferred	91,978,522.12	7/1/2021
Preferred	2,613,748,879.49	7/12/2021
Preferred	91,911,000.19	8/2/2021
Preferred	91,842,408.03	9/1/2021
Preferred	91,780,047.95	10/1/2021
Preferred	91,766,428.90	11/1/2021
Preferred	91,766,411.29	12/1/2021
Preferred	88,918,037.14	1/3/2022
Preferred	104,590,589.19	12/30/2021
Common			69,434,974.18	2/3/2020
Common			69,434,961.35	3/2/2020
Common			69,434,936.91	4/1/2020
Common			69,434,861.16	5/4/2020
Common			76,378,152.40	6/1/2020
Common			76,378,117.88	7/1/2020
Common			76,378,058.50	8/3/2020
Common			76,378,008.01	9/1/2020
Common			76,377,965.36	10/1/2020
Common			76,377,934.91	11/3/2020
Common			76,377,933.60	12/1/2020
Common			76,377,971.02	1/4/2021
Common			1,671,591,099.52	1/4/2021
Common			87,835,790.70	3/8/2021
Preferred			76,030,838.40	2/3/2020
Preferred			76,030,738.48	3/2/2020
Preferred			76,030,658.83	4/1/2020
Preferred			76,030,429.11	5/4/2020
Preferred			83,633,666.29	6/1/2020
Preferred			83,633,468.00	7/1/2020
Preferred			83,633,226.18	8/3/2020
Preferred			83,632,970.95	9/1/2020
Preferred			83,632,770.62	10/1/2020
Preferred			83,632,639.36	11/3/2020
Preferred			83,632,678.77	12/1/2020
Preferred			83,632,879.05	1/4/2021
Preferred			1,830,412,919.04	1/4/2021
Preferred			96,179,056.17	3/8/2021

16 – Reference Form – 2021

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common					57,862,437.78	2/1/2019
Common					57,862,433.69	3/1/2019
Common					57,862,426.83	4/1/2019
Common					69,435,024.96	5/2/2019
Common					69,435,018.41	6/3/2019
Common					69,435,015.87	7/1/2019
Common					694,506,242.08	7/15/2019
Common					69,435,013.97	8/1/2019
Common					69,435,001.07	9/2/2019
Common					69,434,986.35	10/1/2019
Common					69,434,985.16	11/1/2019
Common					69,434,976.84	12/2/2019
Common					2,026,239,860.85	12/30/2019
Common					69,434,971.29	1/2/2020
Preferred					63,358,870.41	2/1/2019
Preferred					63,358,863.41	3/1/2019
Preferred					63,358,846.02	4/1/2019
Preferred					76,031,175.51	5/2/2019
Preferred					76,031,131.54	6/3/2019
Preferred					76,031,127.07	7/1/2019
Preferred					760,493,757.92	7/15/2019
Preferred					76,031,103.38	8/1/2019
Preferred					76,030,996.49	9/2/2019
Preferred					76,030,934.45	10/1/2019
Preferred					76,030,902.57	11/1/2019
Preferred					76,030,871.50	12/2/2019
Preferred					2,218,760,202.60	12/30/2019
Preferred					76,030,813.57	1/2/2020

3.6 – Declaration of dividends to the withheld profits or the reserves account

In 2019, extraordinary dividends were declared / paid in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the “Profit Reserves – Statutory” account.

In relation to years of 2021 and 2020, no dividends were declared against retained earnings or reserves recorded in previous fiscal years.

3.7 – Level of indebtedness

Fiscal Year *	Sum of Current and Non-Current Liabilities	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2021	1,525,343,486,000.00	Level of indebtedness	10.1534754	-
*In accordance with International Accounting Standards - IFRS

3.8 – Obligations

Fiscal year December 31, 2020 (In accordance with International Accounting Standards-IFRS)
Type of Obligation	Type of Guarantee	Other guarantees or privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Loans	Unsecured	-	26,546,104,000.00	-	-	-	26,546,104,000.00
Debt Security	Unsecured	-	970,320,859,000.00	366,948,667,000.00	60,369,885,000.00	32,288,855,000.00	1,429,928,266,000.00
Total		-	996,866,963,000.00	366,948,667,000.00	60,369,885,000.00	32,288,855,000.00	1,456,474,370,000.00
Note:
The information refers to the Consolidated Financial Statements. It is important to stress that the financial institutions operate, basically, as financial mediators, raising funds from clients, and sharing these funds with clients. Therefore, the obligations informed as “Debt Securities” in item 3.8 are composed basically, of (i) Captures, that include: (a) Deposits; (b) Debentures; (c) On-lending operations; (d) Obligations through the Issuance of Bonds and Securities and (e) Subordinated debt, besides the (ii) Provisions for insurance and pension plans.

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3. Selected financial information

3.9 – Other relevant information

The selected financial information described in Section 3 refers to consolidated financial statements.

Item 3.1:

i.	Composition of Net Income – Consolidated
Composition (In accordance with International Accounting Standards-IFRS)	2021	2020	2019
Revenue from financial intermediation	138,223,346,000.00	119,743,371,000.00	124,417,705,000.00
Fees and Commission income	26,033,007,000.00	24,936,454,000.00	25,337,676,000.00
Income from insurance and pension plans	76,221,161,000.00	68,410,501,000.00	71,191,410,000.00
Result from investment in affiliated companies and joint ventures	421,504,000.00	444,858,000.00	1,201,082,000.00
Other operating income	18,004,494,000.00	16,139,105,000.00	17,566,864,000.00
Contribution for Social Security Financing - COFINS	(4,437,822,000)	(3,599,115,000)	(4,377,130,000)
Service Tax - ISS	(1,257,987,000)	(1,138,490,000)	(1,224,157,000)
Social Integration Program (PIS) contribution	(694,888,000)	(594,436,000)	(726,752,000)
Total	252,512,815,000.00	224,342,248,000.00	233,386,698,000.00
ii.	Number of Shares, Ex-Treasury (Units)

The number of shares presented was adjusted to reflect the share split, approved at the Special Shareholders’ Meeting of March 10, 2021, in the proportion of one new share for every 10 possessed.

iii.	Basic Result per Share and Result Diluted per Share

The basic earnings per share is calculated by dividing the net income, attributable to the controlling shareholders, by the weighted average of shares that are in circulation during the year, excluding the average number of shares that are acquired by Bradesco and held in treasury. The diluted income per share does not differ from the basic earnings per share, because there are no potential dilutable instruments.

Items 3.4 and 3.5: Dividend payouts and the withholding of net income

We highlight the fact that the financial statements used for the policy of allocating incomes and for the dividends and interest on own capital payouts, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Central Bank of Brazil.

In 2021, in item 3.5, R$7,040 billion of interest on equity and R$2,200 billion of complementary dividends/interest on equity were paid/provisioned, totaling R$9,240 billion.

On October 23, 2019, in item 3.5, there was a declaration / payment of extraordinary dividends in the amount of R$8 billion, using part of the balance of the “Profit Reserve – Statutory” account, of which R$3,818,591,022.46 intended for payment in common shares and R$4,181,408,977.53 in preferred shares.

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4. Risk factors

4. Risk factors

4.1 – Description of risk factors

Below are the main risk factors that the Organization considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)	Risks relating to the issuer

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2020 and 2021 results.

The outbreak of contagious diseases, such as the outbreak of Covid-19 on a global scale, which began in December 2019 and was declared a pandemic by the World Health Organization on March 11, 2020, may affect investment decisions and result in sporadic volatility in international and/or Brazilian markets. Such outbreaks may result, and have resulted at different levels, in the adoption of governmental and private measures, including restrictions, in whole or in part, on the movement and transport of people, goods and services and, consequently, the closure of public establishments and offices, interruptions in the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

In addition, governments have been acting on a global scale with greater intervention in their economies, including through regulations and availability of resources, in response to the economic situation resulting from the advance of the Covid-19 pandemic.

These events have had, or may have a negative and significant effect on the global and Brazilian economy, and include or may include.

• Reduction of the level of economic activity;

• Devaluation of the currency;

• Increase in fiscal deficit and decrease in the Federal Government’s capacity of investing and making payments and hiring services or purchasing goods;

• Decrease of available liquidity in the international and/or Brazilian market; and

• Delays in judicial, arbitral and/or administrative proceedings, especially in cases that are not electronic.

The occurrence of such events and their duration may have a materially adverse effect on the global and/or Brazilian economy and impact the liquidity and market value of our preferred shares and common shares; they may also result in: long-range socioeconomic impacts, including a possible drop in revenue in Brazil and an increase in demand for public spending in key sectors, a scenario in which legislative amendments can be used to impose, even temporarily, a more costly tax treatment of our commercial activities, which can adversely affect our business and operating income.

As of the date of this report, it is not possible to guarantee that our assessment of the actual and potential impacts (and related losses) of the Covid-19 pandemic is not compromised, which can impact our operations and financial condition. We cannot guarantee that other regional and/or global outbreaks may not occur and, if they occur, we cannot guarantee that we will be able to take the necessary steps to avoid a negative impact on our business. In addition, our operations can be negatively impacted by the emergence of new strains of the coronavirus and setbacks in the implementation of vaccination programs.

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4. Risk factors

By the end of 2020 and throughout 2021, the resurgence of the Covid-19 pandemic, in Brazil and in the world, increased the short-term risks of the economic activity. Although vaccination rates have been high in Brazil, the dissemination of new variants, such as the Omicron variant, may lead governments to implement additional measures to reduce the spread of the virus. This may generate negative impacts on the business, especially in the service sector, employment, income and banking delinquency, with possible adverse consequences on our operating income and financial condition.

The extent to which Covid-19 can continue to impact our operations, liquidity, financial condition, and operating income will depend on future developments, including, but not limited to the duration and dissemination of the pandemic, its severity, actions to contain the virus or treat its impact, and duration, the time and severity of the impact on global financial markets and the condition of the Brazilian economy, all highly uncertain and cannot be predicted. We will continue monitoring and evaluating closely the nature and extent of the impact of Covid-19 on our operations, liquidity, financial condition, operating income and prospects. We may also take other measures that alter our business operations, as required by local authorities, or that we determine to be of the best interest to our employees, suppliers and clients.

Adverse conditions in the credit and capital global markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital global markets have generally decreased liquidity, with increased costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements for sales (repo operations), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us.

If the market decreases, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be noted that major technology companies “bigtechs” are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications. In addition, we note that the implementation of Open Banking in Brazil may further intensify this competition through the possibility of sharing information between institutions.

This competitive environment combined with the accelerated process of digital innovation observed in the sector may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares.

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4. Risk factors

We may experience increases in our level of non-performing loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances portfolio to clients registered an increase, interrupted in 2017 due to the recession in the Brazilian economy and with resuming growth in 2018. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of non-performing loans are normally higher among our Individual customers than our Corporate customers.

Our delinquency ratio, which is defined as the total loans overdue for over ninety days in relation to the total loans and advances portfolio, increased to 2.8% as of December 31, 2021, compared to 2.2% as of December 31, 2020. This increase in our delinquency rate is related to the normalization of the economic conditions after the actions we adopted during 2020 to provide liquidity to clients and to adjust the values due to us in the short term during the Covid-19 pandemic.

However, the rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to clients may result in increases in our impairment of loans and advances and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decrease significantly and may fluctuate over short periods of time. As of December 31, 2021, the investments classified as “fair value through profit or loss” and as “fair value through other comprehensive income” represented 31.6% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

Eventually, investment prices in financial assets, which are supported by models, may not predict some more sharp fluctuations in market movements, so that the profitability of these operations is likely to, at certain times, cause negative effects on our operating income, despite the fact that they reflect our investment policies, asset and liability management and appetite for risks.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the short term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates. However, these investments and transactions may also expose us to the possibility of significant financial losses in the future, since they are subject to fluctuations in value.

A failure in our technological infrastructure and systems or those of our suppliers could temporarily interrupt our businesses and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. However, any unavailability of infrastructure, software, or telecommunications networks can impact the processing of transactions performed by our clients, which can lead to financial losses, regulatory fines, penalties, interventions, reimbursements, and other damage-related costs. These factors can have an adverse material effect on our business, reputation and operating income.

Furthermore, due to the nature of our operations, the wide range of products and services offered, the significant volume of activities and operations performed and the global digital transformation context that requires platform integration and a growing use of cloud computing, we may face some additional risks.

• the need for continuous redesign and evolution of our information technology architecture and applications;

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4. Risk factors

• need to upgrade and integrate legacy systems with emerging technology models in a timely manner;

• the increasing dependence of service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks beyond our control environment;

• the broad use of internet solutions and connectivity; and

• the growing difficulty in attracting and retaining IT specialized personnel in a competitive market.

Any of these events can cause disruption, increased costs, delays in information processing and/or loss of transmission of critical data, which can affect our business, reputation, and operating and financial conditions.

We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (GDPR).

The impact of this law has been significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD required structural changes in our customer relationship, business partners, service providers and employees, and in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or ANPD), the public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted in 2019 into Law No. 13,583/19. The remainder of the law came fully into force without administrative sanctions on September 18, 2020. As a result of the Covid-19 pandemic, the National Congress approved Law No. 14,010/20, which postponed the entry into force of Articles 52, 53 and 54 of Law No. 13,583/19 until August 1, 2021, concerning administrative penalties.

We operate in a preventive, detective and corrective manner in order to protect our own and our customers’ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and a pillar of the technology and processes to establish data protection for our customers, resiliency, and structure for threat identification, detection, and response and recovery procedures in cases of cyber-attacks.

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction in the fight against fraud and in providing information security, and the consequent non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares.

Failure to adequately protect us from cyber security risks can affect us materially and adversely.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyber attacks. While we have procedures and controls to protect our information technology systems and platforms, we are subject to cyber security risks that can affect us materially and adversely in the event of failures to adequately protect our assets and people.

Like other large corporations, we are heavily dependent on technology and information, which exposes us to internal and external events that can affect the availability of our information technology systems and infrastructure. These events can also occur in our third-party service providers, who are part of our supply chain and have the potential to adversely affect our business and activities.

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4. Risk factors

Risks that can directly or indirectly impact us or our third-party service providers include, but are not limited to: penetration of information technology systems and platforms by malicious individuals; infiltration of malware such as computers with viruses into our systems; intentional or accidental contamination of our networks and systems or those of our third-party service providers that we exchange data with, unauthorized access to confidential customer data, and/or organization data, and cyber attacks that may cause service degradation and/or outage that can result in business losses.

Failure to adequately protect us from cyber security risks can affect us materially and adversely.

Cyber security and its risks are addressed at the highest strategic level within our Organization. The possibility of loss, theft or alteration of data processed and stored by us or our third-party service providers was considered an aggravating factor in our risk analysis due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in our information technology environment and our third-party service providers (i.e., ransomware).

Our Corporate Security Department performs a prior and periodical analysis in the control environment of third-party providers. New contracts and/or renewal of relevant services regarding data processing and storage and cloud computing contain specific cyber security clauses for the protection of information, even after termination of the contract.

Brazilian regulatory agencies have also intensified regulation, including through LGPD, CVM Instruction No. 612/19 and CMN Resolution No. 4,893/21. LGPD imposes large fines in the event of data leakage in the event of non-compliance with the LGPD terms and conditions. As a result, any failure to protect personal information can adversely affect us, our operating income, and our financial condition and reputation. Although we have procedures and controls to protect personal information in our possession, unauthorized disclosures or security breaches may subject us to legal actions and administrative sanctions, as well as damages that may have material and adverse effect on our operating income, financial condition, prospects and reputation. In addition, we may be required to report events related to cyber security issues, events where customer information may be compromised, unauthorized access, and other security breaches to the relevant regulatory authority.

As a result of the Covid-19 pandemic, we quickly increased the number of employees working remotely. While we have strengthened our information technology environment, this can cause increased downtime for our systems and infrastructure, disruption of telecommunications services, widespread system failures, and greater vulnerability to cyber attacks. Consequently, our ability to conduct our business may be adversely affected.

Although we have not experienced any relevant cyber security incidents during 2021 and until the date of this annual report, failure to adequately protect us against cyber security risks can affect us materially and adversely.

The Brazilian Supreme Court (STF) is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by their Members. According to the associations representing the savings account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the ruling of class actions proposed by associations questioning inflationary readjustments only benefits consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are checking account holders and that had suffered losses related to inflationary purges, irrespective of whether those losses were associated with the association, plaintiff of the class action).

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4. Risk factors

In connection with a related sentence, the Brazilian Supreme Court of Justice (STJ) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, its extension was approved by the plenary of the court, on May 28, 2020, for a period of 30 months (renewable for a further 30 months), from March 12, 2020, to adhere to the terms of the agreement by means of a digital platform specially created for this purpose. As this is a voluntary settlement, which does not oblige the savings account holder to join, we are unable to predict how many savings account holders will accede to it.

The STF is deciding on cases related to inflationary purges, which may raise our costs and cause losses, which may negatively affect our financial condition, the result of our operations and the market value of our shares.

We may incur losses associated with counterparty exposures.

We face the possibility that a derivative counterparty will be unable to honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of default by counterparties is higher.

Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and the expected results of operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral provided, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant period, thereby potentially adversely affecting our financial condition and results of our operations.

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4. Risk factors

We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or UGC) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of goodwill in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluation of goodwill will not require impairments to be recorded in future, which may negatively affect the result of our operations, our financial condition and the market value of our shares.

We may be subject to negative consequences in the event of an adverse conclusion in the judicial process arising from Operação Zelotes (“Zealots Operation”).

There is a criminal proceeding against two former members of Bradesco’s Board of Executive Officers received by the 10th Federal Court of Judicial Section of the Federal District. This proceeding is a result of the so-called Operação Zelotes, an investigation of the alleged improper performance of members of Administrative Council of Tax Appeals (CARF). The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court. We are not part of this process.

Our Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any irregular conduct practiced by our former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process (Processo Administrativo de Responsabilização or PAR). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Disciplinary Board of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration/ the Advisory and Judgment Head Division, which confirmed, expressly recognizing, the lack of evidence that we have promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

The progress of Operação Zelotes and other on-going investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation and our financial condition.

Financial institutions, such as us, may be subject to legal proceedings arising from certain actions by third parties related to anticorruption, money laundering and terrorism financing (AMLTF).

We are subject to Brazilian anti-corruption legislation and of prevention of money laundering and terrorist financing (AMLTF), and legislation with a similar focus of other countries where we have branches and operations, as well as other anti-corruption and AMLTF laws and transnational regulatory regimes. These laws require the adoption of integrity procedures to mitigate the risk that (i) anyone acting on our behalf may give undue advantage to the public agent to gain benefits of any nature; and (ii) or officers, employees, and third parties may use financial systems inappropriately for any actions related to AMLTF. Legislation of transnational scope, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian law, oblige us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AMLTF and corruption of governmental entities and officials in order to ensure any commercial advantage, and they require us to maintain accurate records and a system of internal controls to ensure the accuracy of our records and avoid illegal activities.

If our policies and procedures to prevent bribery, AMLTF and other corrupt practices are not able to prevent voluntary or inadvertent actions by our executives, employees or third parties representing corruption, government regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

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4. Risk factors

Involvement in these actions, a risk inherent in the activities of financial institutions, may result in negative publicity for us, and any adverse decision in an administrative or judicial process may adversely affect our financial situation, operating income, and the market value of our shares and ADSs. In addition, the perception or allegation that we, our employees, our affiliates or other people or entities associated with us have engaged in any improper conduct, even if unfounded, may cause significant damage to the reputation and other adverse effects.

In 2019, as part of Operation Câmbio Desligo (“Operation Over and Out”), a follow on from Operação Lava Jato (“Operation Car Wash”), two of our former managers were investigated and indicted by the Public Prosecutor’s Office for alleged involvement in the opening and maintenance of checking accounts for companies with irregularities. We subsequently conducted a thorough internal investigation and adopted the required governance measures as well as making ourselves available to the authorities to contribute to the verification of the facts.

We are sponsors of benefit plans derived exclusively from banks incorporated and managed by Closed Supplementary Pension Entities. Our process of managing this risk is performed on a centralized basis and takes into account actuarial, tax, legal and accounting issues. Studies are made of Asset Liability Management (ALM), considering the current investment portfolio of the plans, in order to observe possible mismatches between assets and liabilities of the plans. In addition, analyses are made of suggestions of investment portfolios that meet the needs of cash flows of benefit payments, minimizing the risk of mismatch and liquidity. Actuarial assessments of second opinion are also made to the actuaries responsible for the plans. However, given the characteristic of these plans, we are subject to the need of making extraordinary contributions to equate any of these deficits.

b)	Risks related to its direct or indirect controlling shareholder or control group

A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of March 10, 2022, Fundação Bradesco directly and indirectly held 58.9% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Fundação Bradesco may also elect the majority of our Board of Directors, as well as approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The board of trustees has no other members.

Our Board of Directors has 11 members, four of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included in Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). Brazilian Corporate Law states that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors, however, to exercise good corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our non-independent directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other shareholders’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our investors, including common and preferred shareholders, and have a negative impact on the interests of common shareholders.

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4. Risk factors

c)	Risks related to its shareholders

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred shares and common shares, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred shares and common shares, may decrease significantly.

Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred shares will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, which we refer to as Brazilian Corporate Law) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances. As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

d)	Risks related to its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 17% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity, pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly insurance products), or related and economic effects (other insurance products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

We are liable for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

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4. Risk factors

e)	Risks related to its suppliers

Eventual need for financial support for related entities, whether due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not part of our group (Prudential Conglomerate) and our investment fund-related activities, we may have to provide financial support to these entities if they encounter financial difficulties, equity imbalances, reduction in financial income or insufficient net assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation that occurs in the entities in which we invest.

Due to the complexity of some of our services, we may be dependent on supplier/partner relationships or encounter difficulty in replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively on our operations and make the delivery of products and services to our customers more difficult. Possible interruptions in the provision of our services and difficulties in substituting certain suppliers/partners or other issues beyond our control arising from third party companies may adversely affect our reputation, operating income, financial conditions, result of our operations and/or market value of our shares.

f)	Risks related to its clients

We consider a risk relating to “the clients” as a risk related to the “issuer”, as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures”.

g)	Risks related to the economic sectors in which the issuer operates

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries like Brazil brings economic risks. Economic volatility in Latin America and other emerging markets have been caused by many different factors, including high interest rates, changes in currency value, high inflation levels, exchange rate controls, wage and price controls, changes in economic or fiscal policies, imposition of trade barriers and internal security issues. Any of these factors can adversely affect the value of our shares.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, amplifying the volatility and negatively impacting the prices of domestic assets. In this sense, actions and signs of economic policy that are credible and transparent tend to maintain macroeconomic volatility at low levels.

Historically, the Brazilian’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Any uncertainties about the economic policies, especially fiscal, can generate negative impacts on the prices of domestic assets, such as the depreciation of the currency, elevation of long rates of interest and stock exchange volatility.

In addition, legislative changes can have an adverse impact on our operations and performance, including any changes in the tax legislation. Changes in tax-related laws and regulations, and their interpretations, can affect the tax burden by increasing tax rates and taxes, creating new taxes, limiting tax deductions, and eliminating tax incentives and untaxed income. In addition, tax authorities or courts may interpret tax regulations differently from ours, which may result in tax disputes, associated costs and fines. Such legislative changes can have an adverse impact on our business, financial situation and operating income.

Until the outbreak of the Covid-19 pandemic, the Brazilian government had been following an economic agenda to reduce government spending, preparing the economy to compete in international markets, improving the commercial environment and promoting privatizations and infrastructure concessions. The new coronavirus pandemic, however, led the Federal Government to expand the spending to combat the direct and indirect effects of the health crisis, not only on public health, but also on the economic activity, employment, household income and corporate revenues. At the end of 2021, even in the face of the reduction of contaminations and the advancement of vaccination throughout the country, the National Congress and the Federal Government promoted relevant changes in the Brazilian tax regulations, in particular in the law of the Spending Ceiling and the Fiscal Responsibility Law, arguing in favor of the need to extend and expand the social benefits granted during the most acute phase of the pandemic. Such changes in the fiscal framework have had a negative impact on investor confidence and domestic asset prices.

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4. Risk factors

Uncertainty regarding the economic policy could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real was once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the Covid-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

If the Brazilian currency devalues or depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and earning gains on our monetary assets denominated in or indexed to foreign currencies, since liabilities and assets are converted into reais. Consequently, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our financial income and the market value of our shares, even if the value of the liabilities has not changed in their original currency. In addition, our credit operations depend significantly on our ability to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on these terms or to charge rates pegged to the U.S. dollar.

The Brazilian currency recovered part of the losses of previous years in the first months of 2022, mainly because of the increase in domestic interest rates and international commodity prices. The outlook for currency in the rest of the year remains uncertain for October’s general election (which often has been a source of volatility in asset prices in previous cycles) and persistent inflation, as well as uncertainties about the international scenario, such as Fed tightening (Federal Reserve System) and the ongoing conflict in Ukraine.

On the other hand, if the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our liabilities denominated in or indexed to foreign currencies, as liabilities and assets are converted into reais. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be materially and adversely affect our financial income, even if the value of monetary assets has not changed in their original currency.

Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

The economic impacts of the Covid-19 pandemic created the conditions available for the Central Bank of Brazil to reduce the basic interest rate to its lowest level in history in 2020, leveraging other actions of stimulus, tax and credit. This movement was possible due to a combination of risks of severe recession, anchoring of inflation expectations and adoption of monetary stimulus, in Brazil and in the world, in view of the expectations of an unprecedented crisis. The SELIC (Special System for Settlement and Custody) rate, which closed 2019 at 4.5%, was reduced to 2.0% in August 2020.

This process of reducing the SELIC to the lowest historical level was influenced by the high level of inactivity in the goods and labor markets, despite the initial strong exchange rate depreciation between April and May 2020, reflecting the risk aversion of investors in the most recent critical period of the Covid-19 pandemic. We have no control over the basic interest rates established by the Central Bank of Brazil or the frequency with which they are adjusted.

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4. Risk factors

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in interest rates in Brazil being among the highest in the world. The Central Bank of Brazil establishes the basic interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In recent years, there has been significant volatility in the Brazilian official basic interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 20, 2020. On December 31, 2021, the SELIC rate was 9.25%. Subsequently, the rate gradually increased to 12.75%, where it remains until the date of this annual report. The Central Bank of Brazil indicated that it intends to continue increasing the SELIC rate to control the inflation.

Increases in the basic SELIC interest rate fixed by COPOM may have an adverse effect on us, reducing the demand for our credit and increasing our funding costs, internal debt expenses and the risk of default by customers. Reductions in the SELIC rate may also have an adverse effect on us, reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of our operations, which may affect the market value of our shares.

The persistently high inflation can affect our revenues and our ability to access foreign financial markets.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, intensified as a result of the adoption of inflation targeting measures, with concerns that inflation levels might rise again. Current economic policy in Brazil is premised on a monetary regime which the Central Bank of Brazil oversees in order to ensure that the effective rate of inflation stays in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 10.06% in 2021 and 4.5% in 2020, as measured by the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo or IPCA).

Inflation and government measures to combat inflation, together with speculation about possible future government measures, have had and should continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. Moreover, measures to control inflation have often included maintaining a restrictive monetary policy with high interest rates, restricting credit availability and limiting economic growth. On the other hand, such policies may be unable to prevent increases in the rate of inflation. Moreover, the absence of such policies may trigger increases in the rate of inflation and thus negatively affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which can adversely affect us.

Faced with high expectations and high levels of economic inactivity, which had been gradually reducing since 2017, inflation had been maintained below the middle of the target set by the National Monetary Council (CMN), but it was above the center of the target in 2020 (4.0% for 2020). In 2021, successive shocks associated with the post-pandemic reopening, and fiscal and monetary stimuli increased the inflation worldwide. These movements were amplified in Brazil by factors specific to the Country, such as the uncertainty regarding the fiscal policy or climatic conditions, causing the inflation measured by the IPCA to reach 10.06%.

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4. Risk factors

For 2022, CMN has set a Brazilian inflation target of 3.5%, with a tolerance interval of 1.5 percentage points above and below the target, by means of CMN Resolution No. 4,724/19. The shocks on inflation and the strong recovery of the demand across 2021 led the Central Bank of Brazil to initiate a monetary tightening process, which led to the Selic rate of 9.25% as of December 31, 2021.

We expect that the persistence of inflation, uncertainty regarding the fiscal trajectory, and the risk of de-anchoring the expectations should lead the Central Bank of Brazil to continue raising the basic interest rate (SELIC rate) in 2022. At the date of this annual report, the SELIC rate was 12.75%.

These effects of persistent inflation and policies to contain it may affect our costs and net interest income. If investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets as counter-inflationary public policies may have an adverse effect on our business, financial condition, results of operations and the market price of our shares.

h)	Risks related to the regulation of sectors in which the issuer operates

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•     minimum capital requirements;

•     compulsory deposit/reserve requirements;

•     investment limitations in fixed assets;

•     lending limits and other credit restrictions;

•     earmarked credit transactions, such as housing loans and rural loans;

•     accounting and statistical requirements concerning our operations;

•     minimum capital coverage;

•     mandatory provisioning policies;

•     limits and other restrictions on rates; and

•     limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. Therefore, those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to abide by.

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4. Risk factors

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
•	while another portion is paid at the Selic rate or rate of remuneration of the savings account.

Rules related to compulsory deposits have been changed from time to time by the Central Bank of Brazil.

As of December 31, 2021, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$87.3 billion. Compulsory reserve requirements were used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over such imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and make other investments, which, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing loans and advances portfolio.

In times of constantly changing fiscal trends, with increased public spending and public debt increasing as a proportion of GDP, interest rates may rise at a pace higher than expected, hampering loan expansion and increasing volatility. Moreover, the risk of changes in taxes and fiscal assessments may materialize as the government may target taxation towards certain sectors, such as the financial markets, with negative impacts on the results and investments of businesses operating in the segment.

The Covid-19 pandemic and the state of calamity decree can result in far-reaching socioeconomic impacts, including a possible drop in tax collection in the country and an increase in the demand for public spending in key sectors. In this scenario, federal, state, and municipal governments can promote legislative changes to impose, albeit temporarily, a more costly tax treatment on our activities, which can adversely affect our business and operating income.

We cannot guarantee that the Brazilian government will not implement a tax reform or changes in applicable laws and regulations, changing the tax system to which we are currently subject, as well as that any tax incentives will be maintained or renewed in favorable conditions for us. If these changes, directly or indirectly, increase the tax burden due to us, our gross margin may decrease and, consequently, may adversely impact our business and operating income.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF), in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them have been implemented nor confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

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4. Risk factors

With the enactment of Law No. 10,406/02 (or the Civil Code), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the SELIC rate, which was 12.75% p.a. as of the date of this report; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (Brazilian Tax Code), which is the default interest rate due when taxes are not paid on time.

i)	Risks related to foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)	Socio-environmental issues

The socio-environmental risk is represented by the potential damages that an economic activity may cause to society and the environment. The socio-environmental risks associated with financial institutions are, in their majority, indirect and stem from the business relations, including those with the supply chain and with clients, through activities of financing and investment.

Large projects carried out by clients, funded by us, can generate socioenvironmental impacts that could adversely affect the results and our reputation.

We promote loan and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socioenvironmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of our operations and the market value of our shares.

4.2 – Description of the main market risks

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

The proposals for risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the characteristics of the business, which are segregated into the following Portfolios:

•	Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and
•	Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), and Sensitivity Analysis, in addition to the Results Management and Financial Exposure limits. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

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4. Risk factors

Trading and Regulatory Portfolio

The risks of the Trading Portfolio are mainly controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and extreme economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gamma-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e., they are not included in the calculation of market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization’s income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect the applications and funding of the Organization.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Net Interest Income, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis.

VaR Internal Model – Trading Portfolio

The Trading Portfolio VaR for the 1-day horizon and net of tax effects of 2021 was lower than it was at the end of 2020, mainly due to the decrease of the exposure in Sovereign/Eurobonds and Treasuries.

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4. Risk factors

			R$ million
Risk Factors	2021	2020	2019
Fixed rates	2	5	2
IPCA (Consumer Price Index - Broad) / IGP-M (General Market Price Index)	2	4	3
Exchange coupon	-	-	-
Foreign Currencies	1	5	5
Equities	-	2	1
Sovereign/Eurobonds and Treasuries	3	7	4
Other	3	-	2
Correlation/diversification effect	(7)	(12)	(7)
VaR at end year	4	12	10

Average VaR in the year	19	39	10
Minimum VaR in the year	3	8	6
Maximum VaR in the year	45	105	15

Note: VaR for the 1-day horizon and net of tax effects.

The “Other” risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). It is important to highlight that to measure all of the options portfolio’s risk factors, the risk models of historical simulation and the Delta-Gamma-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)	In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil; and
(2)	The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

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4. Risk factors

						R$ million
Risk Factors	2021		2020		2019
	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	10	18	33	43	15	59
Exchange Rate	27	32	28	28	35	104
Price of Goods (Commodities)	1	-	-	-	-	2
Stock Prices	1	1	9	8	3	4
Correlation/diversification effect	(8)	(11)	(26)	(26)	(10)	(30)
VaR at end year	31	41	44	54	43	139

Average VaR in the year	64	116	117	118	43	107
Minimum VaR in the year	16	27	25	33	17	35
Maximum VaR in the year	163	277	351	251	123	299

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$197 million in 2021 (2020 – R$188 million), and the estimated maximum loss would be R$390 million (2020 – R$380 million).

			R$ million
	2021	2020	2019
At end of the year	66	90	103
Average in the year	197	188	161
Minimum in the year	66	56	68
Maximum in the year	390	380	286

Note: Net amounts of tax effects.

36 – Reference Form – 2021

4. Risk factors

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2021			2020			2019
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(14)	(3,643)	(7,039)	(12)	(1,553)	(2,974)	(15)	(1,896)	(3,775)
Price indexes	Exposure subject to variations in price index coupon rates.	(26)	(3,143)	(5,586)	(27)	(2,227)	(4,031)	(17)	(1,313)	(2,398)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(71)	(139)	(2)	(72)	(142)	(1)	(72)	(140)
Foreign Currency	Exposure subject to exchange rate variations.	(6)	(138)	(277)	(2)	(66)	(131)	(3)	(71)	(142)
Equities	Exposure subject to variation in stock prices.	(21)	(525)	(1,051)	(43)	(1,084)	(2,168)	(29)	(720)	(1,440)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(2)	(71)	(141)	(1)	(14)	(28)	(1)	(53)	(104)
Other	Exposure not classified in other definitions.	-	(3)	(6)	-	(1)	(1)	-	(2)	(3)
Total without correlation		(70)	(7,594)	(14,238)	(89)	(5,017)	(9,476)	(66)	(4,126)	(8,003)
Total with correlation		(43)	(6,061)	(11,325)	(73)	(4,169)	(7,884)	(42)	(3,038)	(5,920)
(1) Amounts net of tax effects.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2021			2020			2019
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	-	(72)	(138)	-	(12)	(23)	-	(14)	(27)
Price indexes	Exposure subject to variations in price index coupon rates.	(2)	(58)	(115)	(2)	(42)	(84)	(1)	(29)	(56)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	-	-	-	-	(3)	(6)	-	(1)	(1)
Foreign Currency	Exposure subject to exchange rate variations.	-	(9)	(19)	(2)	(40)	(80)	(3)	(75)	(149)
Equities	Exposure subject to variation in stock prices.	-	(1)	(2)	-	(9)	(18)	-	(6)	(11)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	-	(3)	(6)	-	(12)	(23)	(1)	(29)	(57)
Total without correlation		(4)	(147)	(285)	(4)	(118)	(235)	(5)	(154)	(302)
Total with correlation		(2)	(97)	(186)	(3)	(74)	(148)	(3)	(72)	(145)
(1) Amounts net of tax effects.

37 – Reference Form – 2021

4. Risk factors

The sensitivity analysis of the financial exposures (Trading and Banking Portfolios) of the Organization were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪	Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and a 1.0% variation on prices. For example: for a Real/U.S. dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a 11.81% scenario was applied;
▪	Scenario 2: 25.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25.0% of stresses in the respective curves or prices; and
▪	Scenario 3: 50.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also account for 50.0% of stresses in the respective curves or prices.

38 – Reference Form – 2021

4. Risk factors

4.3 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$751 million, which represents 0.5% of the Reference Equity of the issuer (R$150,236 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

Judicial Proceeding:	Tax Execution nº 6016-63.2015.4.03.6130
a. court	Federal
b. jurisdiction	STJ
c. date brought	December 14, 2011
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$4,372,246,601.41
f. principal facts	Judicial Proceeding: Tax execution No. 6016-63.2015.4.03.6130, of collection of values monitored in the Administrative Proceeding No. 16327.000190/2011-83 – Disallowance of COFINS loan compensations resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceeding of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000. The tax credit is guaranteed by a bond of the full amount of the debt, offered in the tax enforcement proceeding No. 0006016-63.2015.4.03.6130.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

39 – Reference Form – 2021

4. Risk factors

Judicial Proceeding:	16327.720937/2019-71
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$4,398,461,388.55
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, restoring the tax loss and negative base of the CSLl consumed in previous entries already canceled by the CARF, and the negative base of the CSLL of 2015. There was a mandatory review. Awaiting trial of the mandatory and voluntary review by the CARF.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	16327.720939/2019-60
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Judgment Office - DRJ
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$4,041,736,085.38
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, determining the appropriation of the sum of R$246,613.56 of the negative balance of the IRPJ of 2015, reducing the value of the notification. There was no mandatory review. Awaiting trial of the voluntary appeal by the CARF.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

40 – Reference Form – 2021

4. Risk factors

Judicial Proceeding:	Writ of Mandamus 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Judicial District
c. date brought	March 4, 1999
d. parties to the proceeding	Plaintiff: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.) Defendant: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$2,965,643,504.81
f. principal facts	Judicial Proceeding: Writ of Mandamus No. 1999.61.00.009282-1, where there is a plea to calculate and collect the COFINS, from February 1999, on the effective turnover, whose concept is stated in article 2 of Supplementary Law No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98. The discussion is restricted to the generating facts until December 2014.
After the Judgment in favor of the company, as adjudicated in August 7, 2006, discussions began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Government perpetrated the motion to set aside judgment No. 0024478-62.2014.4.03.0000, duly contested by the company, which is awaiting a decision. The amounts discussed are fully deposited.
g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceeding, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income statement.

Judicial Proceeding:	0021377-79.2016.4.03.6100
a. court	Federal
b. jurisdiction	9th Court – Federal Justice/SP
c. date brought	April 13, 2012
d. parties to the proceeding	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: Federal Government (Brazil’s Federal Revenue Service)
e. sums, goods or rights involved	R$2,434,440,084.26
f. principal facts	Judicial Proceeding: Action for annulment for the cancellation of the collection of the controlled values in the Administrative Proceeding No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After judgment in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting judgment from the High Court of Appeals for Fiscal Matters – CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, action for annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by early tutelage obtained in the bill of review No. 0018549-77.2016.4.03.0000.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

41 – Reference Form – 2021

4. Risk factors

Judicial Proceeding:	Writ of Mandamus nº 0005360-09.2015.4.03.6130
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	February 3, 2012
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,792,546,124.47
f. principal facts	Judicial Proceeding: Writ of Mandamus No. 0005360-09.2015.4.03.6130, aiming at the cancellation of controlled notification in administrative procedure No. 16327.720064/2012-20, related to the isolated fine (50%) imposed on the values that were compensated in the COFINS credit resulting from success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on February 3, 2012 the company was notified of the infraction related to the isolated fine of 50% wrongly imposed as a result of offsets not approved.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceeding of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by the guarantee insurance offered in the writ of mandamus No. 0005360-09.2015.4.03.6130, with appeal on the merits of the case of the Federal Government awaiting trial in the TRF of the 3rd Region.
g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting income statement for the fiscal year.

Judicial Proceeding:	Administrative Proceeding 16327.720842/2020-91
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	July 21, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 1,675,909,346.75
f. principal facts	IRRF deficiency note, July 2016, in the quality of tax-responsible person, about alleged difference in the capital gain earned on the sale of the operations from HSBC to Bradesco. HSBC (London) calculated the capital gain on the basis of the cost of the investment in foreign currency registered in the BACEN. In the understanding of the tax office the gain should have been determined on the basis of the original cost in Brazilian real.
The DRJ dismissed the challenge and filed a voluntary appeal on January 11, 2021. The amount involved has the chargeability suspended.
g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

42 – Reference Form – 2021

4. Risk factors

Judicial Proceeding:	Writ of Mandamus 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Panel
c. date brought	December 14, 2006
d. parties to the proceeding	Plaintiff: Banco IBI S.A. – Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$ 1,396,976,461.47
f. principal facts	Judicial Proceeding, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazil's Federal Revenue Department.
The discussion is restricted to the triggering events until December 2014.
On March 23, 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 23, 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 21, 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.
The company filed special and extraordinary appeals with the STJ and STF, which are awaiting an examination of admissibility and are suspended until the judgment of RE (Extraordinary Appeal) No. 609,096  –  (General Repercussion).
The amounts discussed are fully deposited.
g. chance of losing (probable, possible or remote)	Possible – There was a provisional constitution under the understanding of it being a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

Judicial Proceeding:	16327.720219/2019-02
a. court	Administrative
b. jurisdiction	Second instance – Administrative Council of Tax Appeals – CARF
c. date brought	March 26, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,314,375,012.13
f. principal facts	Administrative Proceeding: Notification of pension contribution, in the period from March 2014 to December 2015, on values paid with the food card. Brazil’s Federal Revenue understood that the value paid with the food card under the concept of payment "in natura" is not inserted in the employee’s salary and, therefore, is subject to a levy on pension contributions.
The entry was maintained in the motion to deny. Awaiting judgement of the voluntary appeal by the CARF.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

43 – Reference Form – 2021

4. Risk factors

Administrative Proceeding:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals – CARF
c. date brought	June 4, 2018
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$ 1,287,206,780.42
f. principal facts	IRPJ and CSLL deficiency note, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Federal Revenue has filed a letter of appeal, to the company with the appellee's brief of the part retained. The CARF converted the trial into diligence. In progress.
The chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.
g. chance of losing (probable, possible or remote)	R$1,268,022,813.11 - Possible R$19,183,967.30 - Remote R$1,287,206,780.42
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	Writ of Mandamus 0571168-65.2015.8.05.0001
a. court	Court of Justice – Bahia
b. jurisdiction	Fourth Civil Chamber
c. date brought	January 13, 2014
d. parties to the proceeding	Plaintiff: Kirton Bank S.A. (successor of Banco Alvorada S.A) Defendant: City Hall of the Municipality of Salvador/BA
e. sums, goods or rights involved	R$ 1,210,158,264.90
f. principal facts	Judicial Proceeding: Writ of Mandamus aiming at the cancellation of the values collected by the City Hall of the Municipality of Salvador through launch notification No. 1667.2013 concerning the ISS values for the period from December 2008 to December 2012 supposedly due on the leasing revenues of Banco Alvorada.
Once the discussion was exhausted in the administrative sphere (launch notification No. 1667/2013), Writ of Mandamus No. 0571168-65.2015.8.05.0001 was filed, at appellate level by the Federal Revenue of the Municipality of Salvador, to be judged by the Court of Justice of Bahia.
The chargeability of the tax credit has been suspended by a favorable judgment.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

44 – Reference Form – 2021

4. Risk factors

Administrative Proceeding:	Writ of Mandamus 1017029-36.2018.4.01.3400
a. court	Administrative
b. jurisdiction	13rd Federal Court
c. date brought	November 30, 2011
d. parties to the proceeding	Plaintiff: Tempo Serviços S.A. Defendant: Federal Government (Brazil's Federal Revenue Service)
e. sums, goods or rights involved	R$ 1,028,116,456.97
f. principal facts	Judicial Proceeding: Writ of Mandamus pleading a new outcome for the judgment of special appeal filed in administrative proceeding No. 10970.720351/2011-88 with the registry of the IRPJ and CSLL regarding the disallowance of the amortization of the goodwill paid in the acquisition of investment, whereby the vote of quality by the President of the 1st Panel of the High Court of Appeals for Fiscal Matters – CSRF was not computed.
Having obtained a favorable judgment recognizing the invalidity of the vote of quality, declaring the judgment delivered by the Higher Chamber of the CARF to be null and void, determining the return of administrative proceeding No. 10970.720351/2011-88 to the CARF for re-judgment, without using the quality vote as tie-breaker.
The chargeability of the tax credit has been suspended by the appeal awaiting a new judgment by the CARF.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	10903.720005/2019-51
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	May 2, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Kirton Bank S.A.
e. sums, goods or rights involved	R$ 1,000,629,328.27
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the period of 2014 to 2016, as the supposed disguised distribution of income, through hedge operations made through an investment fund abroad.
The DRJ dismissed the challenge and filed a voluntary appeal on December 21, 2021. The chargeability of the tax credit is suspended.
g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

45 – Reference Form – 2021

4. Risk factors

Judicial Proceeding:	Administrative Proceeding No. 16327.721152/2021-30
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Judgment Office - DRJ
c. date brought	December 22, 2021
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 871,120,247.61
f. principal facts	This is an administrative procedure resulting from infraction proceedings drawn up for the requirement of social security contributions supposedly incidents on the amounts spent by Banco Bradesco in the calendar year of 2017, with (i) meal allowance provided by electronic cards (R$652,982,965.94); (ii) additional employer contributions made to the private pension account for the benefit of its directors and superintendents (R$217,753,444.68); and (iii) PLR paid to two employees (R$383,836.99), which was the subject of payment. Social contributions of a social security nature were accrued from conventional interest and a fine of legal nature, pursuant to article 44, paragraph I, of Law No. 9,430, dated December 27, 1996.
g. chance of losing (probable, possible or remote)	Possible for all materials except item III, which has been settled.
h. analysis of impact if case is lost	If there is loss of the judicial proceeding in the administrative sphere, the case will be discussed in court, due to the pleas of fact and law involved.

Judicial Proceeding:	Writ of Mandamus 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2rd Region – 3rd Panel
c. date brought	November 16, 2012
d. parties to the proceeding	Plaintiff: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$ 865,287,454.12
f. principal facts	Judicial Proceeding, where there is a plea to calculate and collect the PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues. The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company made an appeal which awaits trial in the Federal Regional Court of the 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ. The case is on hold awaiting trial of RE (Extraordinary Appeal) No. 609,096.
g. chance of losing (probable, possible or remote)	Possible – Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned should be paid upon the conversion of the realized judicial deposit into income of the Federal Government.

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4. Risk factors

Judicial Proceeding:	Administrative Proceeding 16327.720091/2020-11
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	February 6, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 809,712,871.63
f. principal facts	Administrative Proceeding: Notification of social security contribution, from March 2014 to December 2015, on values paid through the food card.
The Federal Revenue Service understood that the value paid through the food card is not inserted in the concept of "in natura" payment of wages to employees and therefore is subject to the incidence of social security contributions.
Entry maintained in the trial of the motion to deny by the DRJ. Awaiting trial of the voluntary appeal by the CARF.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.
g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

In 2021, the total value of provisioned processes described in this item was R$2,262,263 thousand.

Below, we highlight the lawsuit that is no longer considered in this item, compared to the 2021 Reference Form (reference date: December 31, 2020), and the reason for its exclusion:

•	Administrative Proceeding No. 0100563-94.0700.8.26.0090 – Tax Execution: Filed by the Municipality of São Paulo (SP) against Bradesco Leasing in 2007, originating from notice of infraction issued against BCN Leasing, extinct by incorporation.

Date of establishment – May 2, 2011

Proceeding closed on October 25, 2021. Bradesco Leasing S.A. – Arrendamento Mercantil, as the successor of BCN Leasing Arrendamento Mercantil S.A., joined the Encouraged Installment Plan of the City Hall of the Municipality of São Paulo – PPI and, on October 29, 2021, made the advance payment in favor of the above-mentioned City Hall of the ISS Debt, with a gross impact on the accountable result, of R$466,869 thousand.

•	Administrative Proceeding No. 1011290-82.2018.4.01.3400 – Judicial Proceeding: Action for annulment claiming the cancellation of the controlled values in Administrative Proceeding No. 16327.721663/2011-80 with the registry of the IRPJ and CSLL related to the taxation of the supposed capital gain on the disposal of investment.

Date of establishment – December 7, 2011

The proceedings no longer met the criterion of materiality mentioned previously (R$751 million).

4.4 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are managers, former managers, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

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4. Risk factors

4.5 – Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

4.6 – Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, (recurring or ancillary)

Labor claims

These are claims brought across by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). Whereas the base of proceedings is basically composed by proceedings with similar characteristics and that are not judged, the provision is recorded considering the following factors, among others: date of entry of the processes (before or after the labor reform of November 2017), based on the average calculated value of payments made for labor complaints settled in the past 12 months, before and after the labor reform, monetary restatement of the calculated averages.

Overtime is monitored by using electronic time cards and is paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent individually significant amounts.

Civil claims

These are claims for pain and suffering and property damages, relating to banking products and services, the inclusion of information regarding debtors in the credit restriction registry and the replacement of inflation adjustments, which are excluded as a result of the government’s economic plans. These lawsuits are individually controlled using a computer-based system and are provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, any similarity with previous lawsuits, the complexity and the positioning of the courts. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage (limit of R$44,000 on December 31, 2021).

In relation to the legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s, although Bradesco complied with the law and regulation in force at the time, has provisioned these lawsuits, taking into consideration the claims where Bradesco is the defendant and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement, including those related to incorporated banks are re-evaluated individually based on the procedural stage they are in.

Note that, regarding the disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision regarding the right under litigation.

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4. Risk factors

Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and of their legal counsel. The processing of these legal obligations, and the provisions for cases for which the risk of loss is deemed as probable, is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

In 2021, the total provisioned value for the proceedings described in this item was:

•	Labor proceedings: R$6,729,107 thousand;
•	Civil proceedings: R$9,178,471 thousand; and
•	Provision for tax risks: R$8,072,037 thousand.

4.7 – Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 – Rules of the country of origin and the country where the securities are guarded

Not applicable due to the fact that Bradesco is not categorized as a foreign issuer.

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5. Risk management and internal controls

5. Risk management and internal controls

5.1 Risk management policy

In relation to the risks indicated in item 4.1, report the following:

a)	if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

Regarding the spread of the culture of risks, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Corporate Policies	Approving agent	Date of approval
Corporate Governance	Board of Directors	March 25, 2019
Risk Management of the Bradesco Organization	Board of Directors	November 11, 2021
Credit Risk Management	Board of Directors	November 11, 2021
Market Risk Management	Board of Directors	November 11, 2021
Liquidity Risk Management	Board of Directors	November 11, 2021
Operational Risk Management	Board of Directors	November 11, 2021
Underwriting Risk Management of Grupo Bradesco Seguros	Board of Directors of BradesSeg	December 15, 2020
Management and Model Risk	Board of Directors	November 11, 2021
Strategic Risk Management	Board of Directors	November 11, 2021
Business Continuity Management	Board of Directors	November 11, 2021
Third Party Risk	Board of Directors	November 11, 2021
Corporate Sustainability	Sustainability and Diversity Committee	April 26, 2021
Capital Management	Board of Directors	November 11, 2021
Internal Control	Board of Directors	November 11, 2021

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5. Risk management and internal controls

b)	the objectives and strategies of the risk management policy, if applicable, including:
i.	the risks against which one seeks protection:

The management corporate process allows the risks to be proactively identified, measured, evaluated in the specific governance, monitored and reported, which is necessary in view of Bradesco’s complex financial products and services as well as its activity profile, and is composed of the following stages:

ä	Identification	☐	Identifying risks related to the Organization’s activities, regarding business, products and services evaluation and classification in the risk scope.
â
	Measurement	☐	Calculating expected and unexpected losses through internationally known methodologies, either under ordinary market conditions or stressful situations. Compatible measurement tools are used due to the complexity of existing operations, products and services.
â
		☐	Assumption of risk: represented by the decision to incur the risk in accordance with the appetite;
	Governance	☐	Non-acceptance of the risk: decision of the Organization where the risk is outside its appetite; and
		☐	Mitigation: represents the measures taken by the Organization to reduce risks by adopting actions that minimize the impact or probability should there be contrary events. For instance, it comprises internal control activities, the use of collateral, fiduciary guarantees, hedges, insurance, among others.
â
	Monitoring	☐	The Organization has several activities focused on ensuring the proper behavior of risks, respecting the policies and established limits, and also verifies the effectiveness of internal controls and correct design of processes and their updates.
â
ã	Reporting	☐	Focuses on all actions involving the disclosure of risk and control information, carried out on a timely basis, involving all levels of the Organization, market and domestic and foreign regulatory bodies.

In relation to the risks indicated in item 4.1, the objectives and strategies of the risk management policies are aimed at ensuring compliance with the Organization’s risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on an annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

[1] The Risk Committee, in relation to Risk Appetite Statement (RAS), has the following duties: a) to assess the risk appetite levels set out in the RAS and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

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5. Risk management and internal controls

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions: Capital, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model, and Qualitative Risks.

The monitoring of appetite is done by means of effective control processes, in which the managers are informed about the risk exposures and the respective use of the existing limits. The reporting is carried out by means of a system of alerts, which facilitates the communication and highlights the possible exceptions to the limits, which require discussion, authorization for exceptions and/or measures of adequacy, permeating all spheres of the Organization, supporting the Senior Management in evaluating whether the results are coherent with the risk appetite.

ii.	the instruments used for protection:

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco’s Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

Detailed information regarding risk management process, reference equity as well as our risk exposures, can be found in the Report “Risk Management – Pillar 3”, available on the Investor Relations website (bradescori.com.br – Notice to the Market).

iii.	the organizational structure of risk management:

The structures of our risk and capital management function consist of a number of committees, commissions and departments responsible for assisting our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in making decisions.

The Organization has the Integrated Risk Management and Capital Allocation Committee – COGIRAC, whose role is to advise the Chief Executive Officer on the fulfillment of its duties related to the management and control of all risks and the capital of the Organization.

The committee is assisted by the Executive Committees for: a) Risk Monitoring; b) Risk Management; c) AMLTF/Sanctions and Information Security/Cyber; it also has the Products and Services Executive Committee, and the Executive Committees for our business units, whose tasks include suggesting limits for any exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and to the Board of Directors.

Additionally, the Risk Committee is responsible for assessing the structure of risk management of the Organization and occasionally proposing improvements, as well as advising the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and the allocation of capital through robust practices and through the certification of existence, execution and effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, in an independent, consistent, transparent and integrated manner. This Department is also responsible for meeting the requirements of the Central Bank of Brazil related to risk management activities.

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5. Risk management and internal controls

FISCAL COUNCIL
SHAREHOLDERS' MEETING
RISK COMMITTEE
INTEGRITY AND ETHICAL CONDUCT COMMITTEE
AUDIT COMMITTEE
SUSTAINABILITY AND DIVERSITY COMMITTEE
AUDIT AND GENERAL INSPECTORATE
BOARD OF DIRECTORS
PRESIDENCY
BOARD OF EXECUTIVE OFFICERS
INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE
EXECUTIVE CRISIS MANAGEMENT COMMITTEE
EXECUTIVE RISK MONITORING COMMITTEE
EXECUTIVE RISK MANAGEMENT COMMITTEE
EXECUTIVE COMMITTEE FOR ANTI-MONEY LAUNDERING AND FINANCING OF TERRORISM (AMLTF)/SANCTIONS AND INFORMATION SECURITY/CYBER
EXECUTIVE COMMITTEE FOR PRODUCTS AND SERVICES
EXECUTIVE DISCLOSURE COMMITTEE
INTEGRATED RISK CONTROL DEPARTMENT
INTEGRATED AND EMERGING RISK
CREDIT RISK
MARKET AND LIQUIDITY RISK
MODEL RISK
OPERATIONAL RISK
BUSINESS CONTINUITY AND CRISIS MANAGEMENT
SOCIAL AND ENVIRONMENTAL RISK
INTERNAL CONTROLS
RISK GOVERNANCE

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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5. Risk management and internal controls

Board of Directors

•        Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks, as well as the program of stress tests, their results and the scenarios and assumptions applied.

Risk Committee

•        Assesses the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management;

•        Supervises the activities and performance of the Chief Risk Officer (CRO);

•        Supervises the compliance, by the Organization’s Board of Executive Officers, with the terms of the RAS;

•        Evaluates the level of adherence of the processes of the risk management structure to the established policies;

•        Proposes recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan.

Audit Committee

•        Reviews the integrity of the financial statements;

•        Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Integrity and Ethical Conduct Committee

•        Ensures that infractions and violations of the Codes of Ethical Conduct, both corporate and sector-based, and the breaches of anti-corruption and competitive conduct are followed by applicable disciplinary acts, regardless of the hierarchical level, without prejudice to the legal penalties due;

•        Ensures that the Board of Directors is aware of matters that may cause significant impact to the image of the Organization;

•        Forwards for the approval of the Board of Directors the matters related to the Officers of the Organization.

General Inspectorate Department

•        Certifies the risk management process of the business;

•        Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•        Recommends improvements in the internal control environment.

Executive Committees
Disclosure

•        Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;

•        Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

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5. Risk management and internal controls

Integrated Risk Management and Capital Allocation Committee (COGIRAC)

•        Validates and submits, for the approval of the Board of Directors, the appetite and exposure limits according to the types of risks;

•        Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the appetite and exposure limits according to the types of risks;

•        Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the policies inherent to risk and capital management;

•        Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the program of stress tests, the parameters, scenarios, their probabilities, assumptions, their results and the management actions to mitigate the impacts;

•        Ensures compliance with policies and ensures all risk and capital management;

•        Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks;

•        Acknowledges the rules issued by the Basel Committee on Banking Supervision (BCBS), evaluates the impacts of its adequacy and monitors its implementation;

•        Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the Yearly Reports of Internal Controls;

•        Evaluates the effectiveness and compliance of the Internal Controls System;

•        Evaluates the action plans that will mitigate/address the residual risks that are too high and/or residual risks of high level with an action plan exceeding 12 months.

Risks of: – Risk Monitoring – Risk Management

•        Ensure compliance with the policies and ensure the efficacy of the risk and capital management processes;

•        Approve, monitor definitions, criteria and procedures to be adopted, as well as methodologies, models and tools that focus on the risk and capital management and measurement;

•        Approve and monitor the information on the level of exposure to risk, consolidated and by office;

•        Evaluate and submit for validation of the COGIRAC the policy, structure, roles and responsibilities, risk appetite, assessment of the adequacy and capital plans;

•        Follow the behavior and evolution of the market, as well as evaluating the impacts and risks and capital;

•        Approve the action plans that will mitigate/address the residual risks with date of implantation of up to 12 months;

•        Take note of the rules, guidelines and orientation issued by National and International regulatory entities;

•        Take note of the work carried out by internal and external audits that pertain to risk management.

Crisis Management	• Evaluates the crisis event and reviews possible mitigation and containment actions for the crisis event.

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5. Risk management and internal controls

Anti-money Laundering and Financing of Terrorism (AMLTF)/Sanctions and Information Security/Cyber

•        Ensure both compliance with policies and effectiveness of the processes of corporate security, prevention and combating of money laundering and terrorism financing;

•        Evaluate and submit for validation by the COGIRAC the policies and guidelines relating to corporate security, information governance and the prevention and combating of money laundering and terrorism financing.

Products and Services	• Evaluates whether every risk has been identified and whether it is acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services, considering the client profile.
Collection and Recovery of Loans

•        Deliberates on proposals of renegotiation of matured debts or with the potential risk of loss;

•        Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;

•        Defines limits of authority for approval in the renegotiation of debts.

Credit	• Takes collective decisions on the consultation of limits or operations involving credit risk, proposed by Offices and Companies of the Organization.
Treasury for Asset and Liability Management

•        Defines strategies of expertise in the asset and liability management based on the analysis of the political-economic scenarios, at national and international levels, and of pricing of active, passive and derivative operations with clients of the Bradesco Organization;

•        Evaluates strategies of expertise in the hedge management of foreign heritage;

•        Validates and submits, for the approval of the Integrated Risk Management and Capital Allocation Committee, proposals for limits of tolerance to exposure to risks and rule of liquidity.

Treasury

•        Defines Treasury’s strategies to optimize results, based on analyzing domestic and foreign political-economic scenarios;

•        Validates proposed risk exposure tolerance limits for Treasury and submits them for approval of the Integrated Risk Management and Capital Allocation Committee;

•        Monitors the results, behaviors and risks in the Trading Portfolio, of the mismatches of assets and liabilities and the clients’ trading desk.

Strategic Planning	• Evaluates positions about the risk of strategy, as well as defines actions for its mitigation.

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5. Risk management and internal controls

c)     adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines, as mentioned in item 5.3 of this Reference Form.

In the second line, the main highlights is the actuation of the DCIR – Internal Controls and DCCE (Department of Compliance, Conduct and Ethics), which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line are periodically submitted to the Committees of the Organization in line with the process of governance established.

5.2 – Market risk management policy

a)	if the issuer has a formal market risk management policy, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons why the issuer did not adopt a policy

The Organization obtains the Market Risk Management Policy, approved by the Board of Directors, and the latest review was made on November 11, 2021.

b)	the objectives and strategies of the risk management policy, if applicable, include

i.       market risks for which protection is sought

The Treasury Department (Treasury) is the only unit of the Organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All of the Organization’s market risk exposures are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

ii.     asset protection strategy (hedge)

The hedge operations performed by the Organization Treasury Department must, compulsorily, cancel or mitigate the risks of the mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, with the assets and derivatives authorized for trading in each of his books being used for this purpose, aiming to:

•	Control and frame operations, respecting the limits for exposure and current risks;
•	Change, modify, or reverse positions due to market changes and operational strategies; and
•	Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

In the implementation of its objective, the Treasury uses the instruments available on the market with the same indexer or those that are co-related to the original risk. As there are often no instruments available that have characteristics identical to the original assets, or due to the concentration of liquidity on certain maturities, the Treasury may mitigate the market risk using calculations like co-relation, duration or DV01.

In order to hedge the equity abroad, we adopted the hedge multiplier (1.9x), due to the existing fiscal rates. For the other hedges, the strategies are discussed and approved in the Executive Treasury Committee for the Asset and Liability Management.

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5. Risk management and internal controls

iii.    instruments used for asset protection (hedge)

Due to the characteristics of its businesses and of its international activities, the Organization uses various financial instruments to hedge, which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Organization Treasury Department can use standardized derivatives (Exchange-traded) and those of continuous use (OTC-traded) with the purpose of achieving results and also with the purpose of the construction of hedges. Derivatives of continuous use are those that are usual for the OTC-traded market, such as vanilla swaps (interest rates, currencies, Credit Default Swap – CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, their use is subject to the authorization by the competent Committee.

iv.    parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for market risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the business characteristics, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The reports are carried out with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits. Thus, the higher the risk-limit consumption, the more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•	Value at Risk – VaR;

•        Stress (measurement of negative impact of extreme events, based on historical and prospective scenarios);

•	Results; and
•	Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•	Change in economic value due to changes in interest rates – ∆EVE (Economic Value of Equity); and
•	Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury Department.

v.	if the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

In the proposal of a financial institution, the Organization meets the demands of clients by offering swap operations, forward among others, as well as proprietary trading of treasury, respecting the limits of exposure to market risk established by the Board of Directors.

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5. Risk management and internal controls

vi.    organizational structure of market risk management control

The process of market risk management is performed at the corporate level, from business areas to the Board of Directors. This process involves several areas, with specific assignments. This ensures an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to become the first financial institution in the country to be authorized by the Central Bank of Brazil to use, from January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In the process of market risk management, the Integrated Risk Control Department – DCIR is responsible for:

•        Proposing methodologies for the measurement of risks;

•        Identifying, calculating, and reporting risks;

•        Controlling risks calculated vis a vis limits;

•        Calculating Capital allocation;

Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

Macro process of market risk management

Market risk is accompanied by the meetings between the Executive Committees of Treasury for Asset and Liability Management, Treasury and Risk Management. In addition, the monitoring is also done by the Integrated Risk Management and Capital Allocation Committee, which is still responsible for special meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The main responsibilities of the Executive Committees of Treasury for Asset and Liability Management, Treasury, Risk Management and Integrated Risk Management and Capital Allocation Committee are available in item 5.1.b.iii of this Reference Form:

c)	adequacy of the operational structure and the internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated Risk Control Department, which is also responsible for the measurement and control of business risks, has an area dedicated to activities that focus on internal controls, while the DCCE – Department of Compliance, Conduct and Ethics has an area dedicated to the Independent Validation of Models, which carries out the measurement of adequacy and the adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and for the performance of the applicable adherence tests.

There is, also, the General Inspectorate Department, which is responsible for the Organization’s internal audit.

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5. Risk management and internal controls

5.3 – Description of the internal controls

In relation to internal controls used to ensure that reliable financial statements are prepared, the Officers should comment on:

a)	the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined processes implemented with technology that is compatible with the business needs.

The methodology of the Internal Controls is aligned with the Frameworks issued by the Sponsoring Organizations of the Treadway Commission Committee – COSO (Internal Control – Integrated Framework 2013) as well as with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5 – 2012). The planning, implantation, implementation and effective maintenance of the accounting systems and internal controls adopted by the Organization are the responsibility of the operations management departments, since internal controls in the first and second lines were established in order to provide reasonable security in relation to the reliability of the Organization’s consolidated financial statements and to provide security for the proper running of the business and the reach of objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

The monitoring and adherence of such controls are performed by the Integrated Risk Control Department (DCIR), whose conclusion for the semester and year ended December 31, 2021 was that they were effective and appropriate to the type of activity, volume of transactions, as well as the nature, complexity and risk of the Organization’s operations, whereby no deficiencies that might have a material impact in the Organization’s consolidated financial statements were identified.

b)	the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•	Board of Directors: Main responsibilities: establish the strategic guidance of the Company, with the aim of, within the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder and to ensure that the Board of Executive Officers is always fit to perform their duties with competence, transparency and respect to the strictest ethical principles.
•	Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.
•	CEO: Is responsible for the management of the Company and co-ordination of the Board of Executive Officers, and the link with the Board.
•	Board of Executive Officers: To observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.
•	Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.
•	Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.

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5. Risk management and internal controls

o	Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.
o	Define, implement and ensure the effectiveness of the controls, communicating promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.
•	Integrated Risk Control Department: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.
o	Respond for the consolidation of the results of the effectiveness tests applied in the scope of the financial conglomerate and by drafting the Report of the Internal Controls. The Risk Analyst should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.
o	Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.
•	General Inspectorate Department (Internal Audit): Independently assess the processes of the Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Standards and Internal and External Regulations.

c)     if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (employees) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

DCIR, through the Internal Controls area, performs the risk monitoring involved in the processes, as well as the effectiveness of controls so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis about the effectiveness of the Internal Controls System are, at least every 12 months, consolidated into a Report and submitted to the Executives Responsible. Reports on the evaluation and compliance of the Risk and Control Environment are presented to the Audit Committee and the Integrated Risk Management and Capital Allocation Committee and submitted to members of the Board of Directors.

d)     deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

The overall assessment of both the independent auditors regarding the Management on the Environment of Controls of the Organization was that it was effective and appropriate to the nature, complexity and scale of operations of the Organization and that it offered reasonable assurance on the consolidated financial statements closed on December 31, 2021, not presenting any material weaknesses or significant deficiencies.

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5. Risk management and internal controls

In the course of the evaluations made, deficiencies were identified in the controls that aim to contribute to improve the internal controls and accounting procedures of the Organization. For such remarks, action plans were devised, which are monitored by the Management through forums of governance, including the Risk Committee and the Audit Committee.

e)     comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

From the Management’s perspective, the deficiencies and recommendations appointed in the independent auditors’ report do not compromise the control environment of the Organization.

5.4 – Integrity Program

In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign, to inform:

a)     if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, identifying, if affirmative:

i.          the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted;

The Organization has the Bradesco Integrity composed by a set of policies, standards and procedures for the prevention, monitoring, detection and response in relation to harmful acts foreseen in Anti-Corruption Law No. 12,846/13 and under international law, in particular the Foreign Corrupt Practices Act and United Kingdom Bribery Act and in countries where it has Business Units, strengthening in this way, the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution, based on the Code of Ethical Conduct, and cover all the activities of the Bradesco Organization.

Annually, the Bradesco Integrity Program is evaluated by means of: interviews; application of an integrity questionnaire; evaluation of nacional and international laws to which the bank is submitted; the governance, policies and standards structure; and the review of the risks, controls, roles and responsibilities in each division.

This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

ii.          the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent; and

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Corruption Risk Prevention, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

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5. Risk management and internal controls

It is up to the Board of Directors to determine the institutional guidelines on the subject and to support the Integrity Program so that its effectiveness is met. All ethics- and anticorruption-related policies and standards are ratified at Board meetings and must be complied with by the Managers, Employees, Interns and Apprentices of the Bradesco Organization and all its subsidiaries in Brazil and abroad in all their activities and transactions, and also apply to all Associates (goods and service providers, banking correspondents and partners), based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees, Interns, Apprentices and Associates the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public administration.

The Integrity and Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, and with to the rules of conducts related to the themes of integrity, anti-corruption and competition, in order to ensure efficiency and effectiveness. The Committee is also responsible for assessing the reports on the deviations, frauds, irregularities and illegal acts perpetrated, as well as on the infringement and violation of the corporate and department Codes of Ethical Conduct and on the disruption of anti-corruption and competitive conduct; adopting the necessary actions by issuing an opinion addressed to the relevant Offices, as recorded in the minutes of its meetings; ensuring that the infringements and violations are followed by applicable disciplinary actions, regardless of the offender’s hierarchical level, notwithstanding the applicable legal penalties; ensuring that the Board of Directors is aware of the matters that could have a tangible impact on Bradesco Organization’s reputation; deliberating on actions for the prevention and handling of the problems identified and acknowledge the results of the follow up activities ascertained in the scope of the Commission of Ethical Conduct; and forwarding matters involving Bradesco Organization’s Officers to be handled and remedied by the Board of Directors.

The Department of Compliance, Conduct and Ethics is responsible for the management and annual review of the Bradesco Integrity Program. And, also, it supports the Bradesco Organization’s Offices in the implementation of procedures and advises when warning signals are identified in the business process, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Department of Compliance, Conduct and Ethics acts directly and independently with those responsible for the immediate interruption and/or correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments, it can use the support of other control areas, which include: Audit and General Inspectorate (AIGL), Integrated Risk Control Department (DCIR), Legal Department (DEJUR), and Corporate Security, among others.

The document is published on the Bradesco’s Investor Relations website (www.bradescori.com.br > Corporate Governance > Compliance and Ethics > Integrity Program).

iii.	if the issuer has a code of ethics or of conduct formally approved, indicating:
•	if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates;

The Organization has a Code of Ethical Conduct that applies to all managers and employees, interns, and apprentices of the Organization, composed by the Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad, and extends to Associates who are providing services on behalf of the Organization or for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

o	Professional from the Financial and Capital Market Areas;
o	Professional in Purchases;
o	From Grupo Bradesco Seguros (Insurance Group) and BSP Empreendimentos Imobiliários S.A. (Real Estate); and

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5. Risk management and internal controls

o	Code of Conduct of the Sector of Auditors and Inspectors of the Bradesco Organization.
•	if and with what frequency the officers, fiscal council members, board members and employees are trained in relation to the code of ethics or of conduct and to other standards related to the subject;

All of the Codes of Ethical Conduct, both Corporate and Sector-based, are available for consultation on the tab “Institutional” of the Normative System, contained on the Corporate IntraNet. Until May 15, 2017, the Code of Ethical Conduct of the Bradesco Organization was handed to all the new employees, upon their admission, in the form of a booklet, and they had to sign the Term of Responsibility and Commitment. This practice was interrupted with the launch of the new edition, on May 16, 2017, when it was defined that the content would be disclosed in the format of distance learning training given to all the employees of the Organization, classified as a required course.

In the catalog of “compulsory courses” there is, also, the following course:

•	Ethics;
•	Integrity;
•	Fair Competition.

It is also available, on the Integra RH (our video portal):

•	Series “Speaking of Ethics”, presented by Professor Clóvis de Barros Filho, composed of five themes:
o	Abdicate;
o	Achieving Goals;
o	Trust;
o	Respect; and
o	Revealing yourself.
•	Series “Choices”, composed of seven episodes on the theme of “Ethics”:
o	How a rumor starts;
o	It looks like fraud;
o	Toxic environment;
o	Give and take!;
o	Pig in a poke;
o	A quick fix for everything; and
o	Being ethical.
•	Video clip “The best place”;
•	Video training “Freedom and Respect”; and

•        Integrity Hotsite (Lectures and pills recorded in the editions of the Integrity Week, held annually).

Additionally, it is available on Stream:

•	Integrity Special Webseries.

Endomarketing actions are used across the Organization, disclosing the ethical culture through the Code itself and also strengthening the availability of the other instruments of training mentioned above. There is also the insertion of the theme on the list of courses in person.

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5. Risk management and internal controls

•	the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned;

The AIGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports received via the Corporate Whistleblowing Channel and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the AIGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and the Ombudsman report on the results obtained.

•	body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations in the global network of computers where the document can be consulted.

The Codes of Conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on February 10, 2020.

The Codes of Ethical Conduct, both Corporate and Sector-based, are available on the Bradesco’s Investor Relations website (www.bradescori.com.br).

b)     if the issuer has a whistleblowing channel, indicating, if affirmative:

•	if the whistleblowing channel is internal or whether it is controlled by third parties;

The whistleblowing channel is internal.

•	if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistleblowing channel is open to receive internal reports and also for third parties.

•	if there are mechanisms of anonymity and protection to whistleblowers in good faith;

Protection is ensured to whistleblowers in good faith that manifest themselves on any violation or suspect of acts that could be related, directly or indirectly, to the mere attempt or actual practice of unlawful acts such as fraud, money laundering, corruption (according to Anti-corruption Law No. 12,846/13), anti-competition behaviors (according to the Antitrust Law No. 12,529/11), conflict of interest, misconduct, evidence of illegal activity of controllers, qualified shareholders, members of related statutory and contractual entities, among other illegal activities.

For the formalization of the complaints, the Electronic Form can be used, available on:

Portal Corporativo > O Bradesco > Canais de Denúncias e Manifestação (Corporate Portal> Bradesco > Whistleblowing and Manifestation Channels);

Bradesco Relações com Investidores (www.bradescori.com.br) > Governança Corporativa > Canais de Denúncia (Bradesco’s Investor Relations (www.bradescori.com.br) > Corporate Governance > Whistleblowing Channels); or

By the phone 0800 776 4820 (call center from Monday to Friday: from 8am to 6pm, except public holidays).

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received via the Centralized Whistleblowing Channel relating to communication channels of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

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5. Risk management and internal controls

•	the issuing body responsible for investigating complaints.

The Department of Compliance, Conduct and Ethics (DCCE) is the corporate manager of the Corporate Whistleblowing Channel, available on the Corporate Portal, Bradesco’s Investor Relations website and by the phone 0800 776 4820. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the verification of the reports.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and Ombudsman report on the results obtained.

The Integrity and Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both Corporate and Sector-based, in order to ensure its efficiency and effectiveness.

c)	if the issuer adopts procedures in merger, acquisition and corporate restructuring processes, aiming to identify vulnerabilities and risk of irregular practices in the legal entities involved

In processes of mergers, acquisitions, divestitures and partnerships, due diligence is required, focused on anti-corruption and competition compliance, in order to identify liabilities or activities that may involve risks arising out of corruption and bribery acts and anti-competitions behaviors, and also, to provide specific contractual clauses to the business that safeguard the Organization.

d)	if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

5.5 – Significant changes

Additionally, the economic environment in Brazil since the third quarter brought additional challenges, despite the slowdown of the Covid-19 pandemic, and the current and potential effects, especially in the face of the identification of new virus strains, continue to demand significant efforts assessing and predicting the impacts on the business.

The Integrated Risk Control Department (DCIR) has been monitoring, actively, the internal control environment with the aim of providing relevant maintenance of the internal controls of the Organization, reporting timely assessments and subsidies on the evolution of the pandemic and their reflections on our operations and of society, observing additional disclosure requirements related to risk and uncertainties, impacts and subsequent events in accordance with the CVM guidelines.

5.6 – Other relevant information

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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6. Issuer’s history

6. Issuer’s history

6.1 / 6.2 / 6.4 – Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	January 5, 1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	July 20, 1977

6.3 – Brief History

Bradesco was founded in 1943 as a commercial Bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank of Brazil, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and legal entities (small, medium and large enterprises). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse client base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

Considering the two most recent episodes of contraction of the global economy, the behavior of credit was quite distinct. In the period 2015-2016, the GDP growth slowdown contributed to the downturn of credit, while the increase in the basic interest rate raised the funding costs in the activity of banking intermediation. In 2020, due to the pandemic, the loan portfolio registered expansion, favored by regulatory stimulus measures – such as the reduction of the reserve requirement rate and the increase of the payroll-deductible loan limits, among other measures –, renegotiations of spread payments, increase of guarantees in loan operations, creation of subsidized lines and fall in the basic interest rate. At the same time, the bank inflows have increased, in a scenario of accumulation of savings, especially for families, due to the pandemic. In 2021, the extension of these measures, the rather gradual normalization of the funding and the reopening of the economy resulted in a significant expansion of credit. And, although the process of interest rate normalization began in the first half of the year, the increases in the cost to the final borrower have occurred gradually, mitigated, partially, by the expansion of competitiveness in the Financial System.

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6. Issuer’s history

For 2022, the full reopening of the services sector and the recovery of the labor market must sustain the accelerated pace of growth of the Financial System portfolio. However, the prospective scenario of the Brazilian economy contemplates some risks. First, with the increase in the acquisition cost, the reduction of emergency resources and the increase in indebtedness and income commitment of families, delinquency should close the year above the level observed in February 2020, before the pandemic. According to the contraceptive effects of the monetary policy, they tend to have more pronounced impacts on the economic activity in the second half of the year. Third, the persistence of inflationary pressures in the world can lead to greater tightening of global financial conditions, with downward impacts on credit supply. Finally, possible worsening in the health perception of Brazilian public accounts and new delays in the domestic reform agenda can increase risk premiums.

It is important to highlight that the structural vision in relation to Brazil remains constructive for the banking sector, which should continue advancing in terms of efficiency gains, in an environment of expansion of competition.

6.5 – Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was and there is no event of this nature related to the Company.

6.6 – Other relevant information

There is no other information deemed relevant at this time.

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7. Issuer’s activities

7. Issuer’s activities

7.1 – Description of the main business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in country in terms of total assets, loan operations and volume of deposits and funding. We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, medium, small, micro-sized enterprises and major local and international corporations and institutions. Our products and services comprise of banking and non-banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see items 15.4.b and 9.1.c of this Reference Form.

7.1.a – Specific information on mixed-capital companies

Not applicable.

7.2 – Information on operating segments

a)	products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•	deposit-taking, including checking accounts, savings accounts and time deposits;
•	loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/Finame funds, rural credit, leasing, among others);
•	import and export financings
•	credit cards, debit cards and pre-paid cards;
•	cash management solutions;
•	solutions for the public authorities;
•	third-party asset management and administration;
•	services related to capital markets and investment banking activities;
•	complete investment platform;
•	intermediation and trading services;
•	solutions for the capital markets;
•	international banking services; and
•	purchasing consortiums.

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7. Issuer’s activities

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through different segments, which we refer to collectively as “Grupo Bradesco Seguros,” leader in the Brazilian insurance market. The insurance, pension plans and capitalization products offered in our service channels are:

•	life and personal accident insurance;
•	health insurance;
•	automobile insurance, property and casualty and liability insurance lines;
•	reinsurance;
•	pension plans; and
•	capitalization bonds.

b)     segment revenue and its participation in the issuer’s net revenue

The following information about segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

Composition of Net Revenues 2021	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	98,850	20,205	6,389	125,443
Fee and Commission income	31,867	1,780	(7,614)	26,033
Premiums retained from insurance and pension plans	-	5,178	1,516	6,694
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	8	99	315	422
Other operating income	7,733	1,868	8,404	18,004
Contribution for Social Security Financing - COFINS	(4,036)	(693)	292	(4,438)
Service Tax - ISS	(1,364)	(20)	127	(1,258)
Social Integration Program (PIS) contribution	(670)	(96)	71	(695)
Total	132,386	28,319	9,501	170,206
Participation in net revenue	77.8%	16.6%	5.6%	100.0%

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7. Issuer’s activities

				R$ million
Composition of Net Revenues 2020	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	74,336	22,244	1,849	98,429
Fee and Commission income	30,207	1,876	(7,147)	24,936
Premiums retained from insurance and pension plans	-	8,075	24	8,099
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	-	99	346	445
Other operating income	9,265	6,443	431	16,139
Contribution for Social Security Financing - COFINS	(2,876)	(701)	(22)	(3,599)
Service Tax - ISS	(1,110)	(18)	(10)	(1,138)
Social Integration Program (PIS) contribution	(479)	(110)	(5)	(594)
Total	109,343	37,908	(4,534)	142,717
Participation in net revenue	76.6%	26.6%	-3.2%	100.0%

				R$ million
Composition of Net Revenues 2019	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	113,402	22,936	(12,032)	124,306
Fee and Commission income	31,136	2,028	(7,826)	25,338
Premiums retained from insurance and pension plans	-	8,936	40	8,976
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	13	276	912	1,201
Other operating income	7,960	1,494	8,113	17,567
Contribution for Social Security Financing - COFINS	(3,507)	(701)	(169)	(4,377)
Service Tax - ISS	(1,167)	(13)	(44)	(1,224)
Social Integration Program (PIS) contribution	(597)	(116)	(14)	(727)
Total	147,240	34,840	(11,020)	171,060
Participation in net revenue	86.1%	20.4%	-6.4%	100.0%

1)	The banking sector is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;
2)	The asset, liability, income and expense balances among companies from the same segment are eliminated; and
3)	They refer to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer’s activities

c)     profit or loss resulting from the segment and participation in the issuer’s net income

Income Statement 2021	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	64,289,305	7,012,104	158,490	24,851	71,484,750	(450,844)	2,470,181	(3,181,979)	70,322,108
Allowance for loan losses	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	48,789,148	7,012,104	158,490	24,851	55,984,593	(378,797)	2,470,181	2,631,922	60,707,899
Income from insurance, pension plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
Other operating income / expenses	(13,689,730)	(721,996)	166,027	(561,057)	(14,806,756)	643,235	(59,089)	2,063,496	(12,159,114)
Operating profit	22,530,673	8,827,494	(148,626)	-	31,209,541	(476,789)	-	2,356,718	33,089,470
Non-operating income	(308,942)	36,765	18	-	(272,159)	35,056	-	-	(237,103)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,522,891)	(3,520,279)	51,476	-	(8,991,694)	441,733	-	(921,602)	(9,471,563)
Net Income	16,698,840	5,343,980	(97,132)	-	21,945,688	-	-	1,435,116	23,380,804
Participation in net income (Managerial Income Statement)	76.1%	24.4%	-0.4%	-	-	-	-	-	-

R$ million
Income Statement 2020	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	74,336	22,444	110	(111)	96,778	485	(3,521)	4,687	98,429
Expenses from financial intermediation (4)	(23,937)	(18,341)	-	119	(42,160)	(41)	1,052	(7,427)	(48,576)
Financial margin	50,399	4,103	110	8	54,619	444	(2,469)	(2,740)	49,853
Allowance for loan losses	(25,268)	-	-	-	(25,268)	(104)	-	5,827	(19,545)
Gross income from financial intermediation	25,130	4,103	110	8	29,351	340	(2,469)	3,087	30,308
Income from insurance, pension plans and capitalization bonds	-	8,075	-	24	8,099	-	-	-	8,099
Fee and commission income	30,307	1,876	448	(204)	32,427	4,031	2,164	(13,686)	24,936
Personnel expenses	(17,714)	(1,904)	(174)	0	(19,792)	(632)	-	1,459	(18,965)
Other administrative expenses (5)	(19,350)	(1,524)	(340)	675	(20,540)	(1,442)	218	359	(21,405)
Tax expenses	(5,477)	(1,039)	(75)	-	(6,590)	(541)	-	1,083	(6,049)
Share of profit (loss) of unconsolidated and jointly controlled companies	(0)	99	16	-	115	(634)	-	964	445
Other operating income / expenses	(15,634)	(1,034)	102	(503)	(17,068)	(678)	87	4,861	(12,799)
Operating profit	(2,738)	8,652	87	-	6,001	443	-	(1,874)	4,570
Non-operating income	(284)	(197)	1	-	(481)	(14)	-	-	(495)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,509	(3,425)	(57)	-	11,026	(429)	-	1,361	11,959
Net Income	11,486	5,029	31	-	16,547	-	-	(513)	16,034
Participation in net income (Managerial Income Statement)	69.4%	30.4%	0.2%	-	-	-	-	-	-

R$ million
Income Statement 2019	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	113,402	22,936	228	(2,652)	133,915	(818)	125	(8,916)	124,306
Expenses from financial intermediation (4)	(49,683)	(16,930)	-	2,652	(63,962)	105	2,404	2,835	(58,618)
Financial margin	63,719	6,006	228	-	69,953	(714)	2,530	(6,081)	65,688
Allowance for loan losses	(18,891)	-	-	-	(18,891)	171	-	4,716	(14,005)
Gross income from financial intermediation	44,827	6,006	228	-	51,062	(543)	2,530	(1,365)	51,684
Income from insurance, pension plans and capitalization bonds	-	8,936	-	33	8,969	(7)	-	14	8,976
Fee and commission income	31,136	2,028	307	(136)	33,335	(4,129)	(2,254)	(1,614)	25,338
Personnel expenses	(23,073)	(2,030)	(391)	-	(25,494)	711	-	256	(24,526)
Other administrative expenses (5)	(20,328)	(1,496)	(194)	612	(21,406)	1,419	(249)	(2,119)	(22,355)
Tax expenses	(6,203)	(1,110)	(73)	-	(7,386)	528	-	-	(6,858)
Share of profit (loss) of unconsolidated and jointly controlled companies	13	276	8	-	297	906	-	(2)	1,201
Other operating income / expenses	(21,082)	(735)	99	(509)	(22,226)	663	(26)	2,012	(19,577)
Operating profit	5,291	11,875	(15)	-	17,150	(451)	-	(2,817)	13,882
Non-operating income	(537)	27	-	-	(511)	(10)	-	19	(501)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431	(4,491)	2	-	5,943	460	-	1,389	7,792
Net Income	15,185	7,411	(13)	-	22,582	-	-	(1,409)	21,173
Participation in net income (Managerial Income Statement)	67.2%	32.8%	-0.1%	-	-	-	-	-	-

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes; (2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations; (4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and (5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

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7. Issuer’s activities

7.3 – Information on products and services relating to the operational segments

a)	Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•     Checking accounts, such as:

- Easy Account (Conta Fácil) – A checking account and a savings account under the same bank account number, using the same card for both accounts, destinated to individuals and companies;

- Click Account (Click Conta) – Checking accounts for children and young people from 0 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, exclusive partnerships, among other benefits;

- Academic Account (Conta Universitária) – Checking account for undergraduate students with low fees, student finance, exclusive website, free online courses, exclusive partnerships, among other benefits; and

- Conta Corrente (Checking Account) – accounts intended for companies and public entities with specific legal nature, which do not have a savings account linked to them.

•     traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a; and

•     time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2021, we had 36.3 million account holders (clients who have a deposit account which is available for use), of which 34.5 million of them being individuals and 1.8 million being companies. As of the same date, we had 68.1 million savings accounts.

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the indicated dates:

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7. Issuer’s activities

									R$ million
	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 x 2020		2020 x 2019
							R$	%	R$	%
Companies	293,491	256,810	226,976	47.8	50.0	49.6	36,681	14.3	29,834	13.1
Financing and On-lending	111,906	108,462	104,138	18.2	21.1	22.8	3,444	3.2	4,324	4.2
Financing and export	46,636	51,462	47,485	7.6	10.0	10.4	(4,826)	(9.4)	3,977	8.4
Real Estate Financing	14,136	18,539	16,822	2.3	3.6	3.7	(4,403)	(23.7)	1,717	10.2
Onlending BNDES/Finame	16,080	16,692	16,643	2.6	3.3	3.6	(612)	(3.7)	49	0.3
Vehicle loans	18,927	13,590	12,040	3.1	2.6	2.6	5,337	39.3	1,550	12.9
Import	13,055	5,697	8,398	2.1	1.1	1.8	7,358	129.2	(2,701)	(32.2)
Leases	3,072	2,482	2,750	0.5	0.5	0.6	590	23.8	(268)	(9.7)
Borrowings	169,606	140,385	111,328	27.6	27.4	24.3	29,221	20.8	29,057	26.1
Working capital	101,990	91,405	57,887	16.6	17.8	12.7	10,585	11.6	33,518	57.9
Rural loans	5,502	4,957	5,526	0.9	1.0	1.2	545	11.0	(569)	(10.3)
Other	62,114	44,023	47,915	10.1	8.6	10.5	18,091	41.1	(3,892)	(8.1)
Operations with limits (1)	11,980	7,963	11,510	2.0	1.6	2.5	4,017	50.4	(3,547)	(30.8)
Credit card	5,723	3,966	4,001	0.9	0.8	0.9	1,757	44.3	(35)	(0.9)
Overdraft for corporates/ Overdraft for individuals	6,256	3,997	7,509	1.0	0.8	1.6	2,259	56.5	(3,512)	(46.8)
Individuals	320,342	256,407	230,416	52.2	50.0	50.4	63,935	24.9	25,991	11.3
Financing and On-lending	119,730	93,135	78,616	19.5	18.1	17.2	26,595	28.6	14,519	18.5
Real Estate Financing	81,712	59,064	44,176	13.3	11.5	9.7	22,648	38.3	14,888	33.7
Vehicle loans	30,885	27,818	28,351	5.0	5.4	6.2	3,067	11.0	(533)	(1.9)
Onlending BNDES/Finame	6,962	6,106	5,872	1.1	1.2	1.3	856	14.0	234	4.0
Other	172	147	217	0.0	0.0	0.0	25	16.8	(70)	(32.3)
Borrowings	142,244	118,656	105,427	23.2	23.1	23.0	23,588	19.9	13,229	12.5
Payroll-deductible loans	84,535	69,897	63,145	13.8	13.6	13.8	14,638	20.9	6,752	10.7
Personal loans	31,052	24,034	24,339	5.1	4.7	5.3	7,018	29.2	(305)	(1.3)
Rural loans	10,348	8,419	8,543	1.7	1.6	1.9	1,929	22.9	(124)	(1.5)
Other	16,308	16,306	9,400	2.7	3.2	2.1	2	0.0	6,906	73.5
Operations with limits (1)	58,368	44,616	46,373	9.5	8.7	10.1	13,752	30.8	(1,757)	(3.8)
Credit card	53,771	41,230	41,353	8.8	8.0	9.0	12,541	30.4	(123)	(0.3)
Overdraft for corporates/ Overdraft for individuals	4,597	3,386	5,020	0.7	0.7	1.1	1,211	35.8	(1,634)	(32.5)
Total portfolio	613,834	513,217	457,392	100.0	100.0	100.0	100,617	19.6	55,825	12.2
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financing and Onlending

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or ACCs, and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or ACEs.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as NCEs and CCEs), and Export Financing Program with rate equalization – PROEX.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 848 correspondent banks abroad, 40 of which credit/guarantee lines as of December 31, 2021.

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7. Issuer’s activities

Housing loans

As of December 31, 2021, we had 318.5 thousand financing contracts.

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) the construction of residential and commercial developments.

Financings for the acquisition of residential real estate have a maximum term of up to 30 years and annual interest rates of 9.5% to 9.9% p.a., plus TR, in addition to this modality, we have the pricing in “Poupança mais” (savings account) with annual interest rates of 2.99% p.a. plus the savings remuneration while commercial real estate financings have a maximum term of up to ten years and annual interest rates of 11.0% to 15.0% p.a. plus TR.

Financings for construction, also known as the Businessman Plan, have a construction term of up to 36 months an interest rate of 12.0% to 16% p.a. plus TR, and a six-month grace period for the realization of transfers to borrowers. We also launched for that line the pricing with floating rates.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

BNDES/Finame Onlending

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and implementation of new business, with the potential of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers’ credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

In 2021, we disbursed R$6.9 billion, 87.4% of which were loaned to micro, small and medium-sized enterprises.

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7. Issuer’s activities

Vehicle financings

Vehicle Loans is a financing line for the purchase of light and heavy vehicles, both new and used, for individuals and legal entities. We offer these products through our branch network and Bradesco Financiamentos, with direct contact with clients and business partners for leasing in the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

The vehicle loans portfolio grew in 2021, due to the optimization of concession policies, economic recovery and improvements in procurement processes, maintaining the position among the largest portfolios in the Brazilian markets.

Leasing

As of December 31, 2021, we had 4,435 active leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.6% market share in Brazil, considering the market portfolio of leases of R$13.9 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 28.0% of our transactions were for vehicles (cars, buses, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

Borrowings

Working Capital

Line of credit destined to companies with the aim of covering expenses or investments inherent in the company’s working capital, such as: payment of 13th salary, stock renewal, training and other.

Personal loans/Payroll-deductible loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these operations is 60 months and interest rates range from 1.4% to 3.3% p.a., as of December 31, 2021.

Rural loans

The provision of loans and financing to the Agribusiness sector is carried out with resources:

•	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 25% of the Value Subject to Collection (VSR), which is called RO – Obligatory Resources, with a portfolio of R$12.0 billion on December 31, 2021, with maximum rates from 3.00% p.a. to 7.5% p.a. as the rule of investment of the MCR (Manual of Rural Credit), whereby the average rate of the portfolio is 5.86% p.a.;
•	The Bank’s own, from the Bank’s Treasury for the operations, with a portfolio of R$3.6 billion on December 31, 2021, and the average rate of the portfolio of 9.0% p.a.; and
•	BNDES onlending, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years and an average rate of 7.2% p.a.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually with the disposal/mortgage of property and machines, the last one valid for the financing of goods in addition to agricultural or livestock lien.

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7. Issuer’s activities

Operations with Limits

Credit card

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•	exchange fees on purchases carried out in commercial establishments;
•	annual fees;
•	interest on credit card balances;
•	interest and fees on cash withdrawals through ATMs; and
•	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

•	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
•	credit cards directed toward high-net-worth clients, such as “The Platinum Card”, “Infinite”, “Black”, “Nanquim”, “Diners” and “Aeternum” from Elo, Visa, American Express and MasterCard brands;
•	credit cards destined for corporate clients, geared for business expenses and control of expenditure;
•	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
•	co-branded credit cards, which we offer through partnerships with companies; and
•	private label credit cards, which we only offer to clients of retailers, designed to increase business and build client loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company whose investments include Alelo (benefit cards and prepaid), Livelo (coalition loyalty program) and participation in Elo Serviços (method of payment brand). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, with exclusivity in store chains that are leaders in that country.

As of December 31, 2021, we had several partners with whom we offered co-branded and private label/hybrid credit cards. That has allowed us to integrate our relationships with our clients and offer our credit card clients banking products, such as financing and insurance.

The following table shows our volume of transactions and the total number of transactions of credit cards for the years indicated:

In millions	2021	2020	2019
Volume traded - R$	234,032.8	192,814.1	205,845.0
Number of transactions	2,164.1	1,969.6	2,262.9

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7. Issuer’s activities

Overdraft

The overdraft is an emergency revolving credit limit contracted and made available in the checking account that allows greater availability of financial resources for withdrawals, transfer, to honor payments and other debits, where own resources are not sufficient.

Conta garantida (guaranteed account)

Conta garantida is a revolving credit limit for companies and individuals to meet short-term needs. The limit of the conta garantida allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, electronic channels and mobile, all of which provided more speed, stability and security for client data and transactions. Our solutions include receipt and payment services; and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments – In 2021, we settled 1.2 billion invoices through the services of Cobrança Bradesco and 574.5 million receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 1.2 billion documents related to payments to suppliers, salaries and taxes.

Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies.

Niche Markets – We operate in various niche markets, such as franchise business, Individual Microentrepreneur (MEI), education, health, condominiums, religion, and among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have approximately 547 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Groups (APLs), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 429 APLs throughout the country.

Microentrepreneurs use the MEI Portal, including free services provided by partners to meet their day-to-day needs.

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7. Issuer’s activities

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services to identify business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 35 Platforms that operate in the Indivual segment providing services to the City Halls and other Authorities.

In 2021, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.6 million retirees and pensioners.

Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

BRAM also conducts the management of third-party resources, where it is responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds; and
•	FIDCs (Receivable Funds), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).

Management of funds and portfolios – On December 31, 2021, BRAM managed 1,977 funds and 577 portfolios, providing services to 3.1 million investors. Among its biggest clients are our main businesses, like Prime, Corporate One, Corporate, Large Corporate, Private and Retail and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds, as calculated under the applicable accounting standards required by the CVM for each type of fund, and portfolios, which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

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7. Issuer’s activities

			R$ million (1)
Distribution of the Shareholders' Equity	2021	2020	2019
Financial investment funds - Total	540,605	529,081	560,425
Fixed Income	456,173	453,017	492,730
Variable income	19,812	21,133	18,593
Multimarket	64,620	54,931	49,102
Managed Portfolios - Total	84,372	81,888	67,465
Fixed Income	73,701	68,862	57,833
Variable income	10,670	13,026	9,632
Overall Total	624,977	610,969	627,890

(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

	2021		2020		2019
	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders
Investment funds	1,977	3,114,756	1,573	2,953,465	1,282	3,137,303
Managed Portfolios	577	958	618	1,069	490	1,079
Overall Total	2,554	3,115,714	2,191	2,954,534	1,772	3,138,382

Management of third-party funds – On December 31, 2021, we provided administration service to 4,276 funds, 497 portfolios and 58 investment clubs, providing services to 3.2 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period:

			R$ million (1)
Distribution of the Shareholders' Equity	2021	2020	2019
Financial investment funds - Total	956,488	915,366	909,448
Fixed Income	744,586	720,886	724,191
Variable income	82,285	91,311	86,297
Third party share funds	129,617	103,169	98,960
Managed Portfolios - Total	103,941	107,921	91,370
Fixed Income	73,701	68,862	57,833
Variable income	10,670	13,026	9,632
Third party share funds	19,569	26,033	23,905
Overall Total	1,060,429	1,023,287	1,000,818

(1) Amounts shown are funds of third parties and are not derived from our books and records. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

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7. Issuer’s activities

	2021		2020		2019
	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders
Investment funds	4,276	3,177,296	3,828	3,007,567	3,308	3,182,488
Managed Portfolios	497	-	518	-	490	-
Investment Clubs	58	461	64	551	66	589
Overall Total	4,831	3,177,757	4,410	3,008,118	3,864	3,183,077

Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2021, Bradesco BBI received the award “Investment Bank of the Year in Latin America” by The Banker and the “Best Equity Bank, Best Debt Bank in Latin America and Best Investment Bank in Brazil” by Global Finance magazine.

In 2021, Bradesco BBI advised clients in a total of 248 operations across a range of investment banking products, totaling approximately R$337 billion.

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2021, Bradesco BBI advised 35 transactions disclosed totaling around R$65 billion.

Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2021, Bradesco BBI coordinated 33 stock market operations with bids totaling around R$65 billion.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2021, Bradesco BBI coordinated a total of R$207 billion in the capital market and a total of 180 transactions. In Fixed Income, we can highlight:

•     Operations in the Local Market – Bradesco BBI ended the year in the local fixed income market with the coordination of 100 transactions and involving a total amount of approximately R$80 billion;

•     Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2021, Bradesco BBI advised 31 structured operations for different clients, totaling around R$18 billion;

•     Structured operations – Bradesco BBI structures customized financial solutions for its clients in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2021, Bradesco BBI advised 31 structured operations for different clients, with a total amount of more than R$33 billion; and

•     Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinated 18 transactions with an amount of R$77 billion.

81 – Reference Form – 2021

7. Issuer’s activities

Investment Platform

We have an investment platform that aims to provide clients with differentiated investment advisory services, remotely and in person, covering all of our products, Bradesco Asset Management (BRAM) ‘ products, Ágora Investimentos’ products and Bradesco Previdência’s products, considering the client’s needs and profile.

The investment advisory service, in addition to using the services of the branch network managers, has an investment specialist team. The clients also benefit from recommended portfolios that combine a diversity of financial products and are established monthly, based on the client’s profile and national and international market perspectives.

Intermediation and trading services

Ágora Investimentos

Ágora –Bradesco’s official Brokerage– demonstrates agility and flexibility in the era of innovation by providing investment platform, both for individuals and companies, including our account holders and non-account holders.

By accessing the Ágora platform, the client can register in a 100% digital way and have access to a complete investment portfolio for all profiles, curated in the selection of the best products on the market, bringing together more than 1,000 investment options among more from 130 institutions, with several options starting at R$ 1.00. In addition, you will have at your disposal personalized advice from experts to make the best decision when investing.

Whether via the Ágora website or app, the client has a 360º view of the portfolio, daily monitoring of the appreciation/depreciation of their investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIs listed on B3, in addition to a wide and complete range of investment options in fixed income, funds, COEs and private pension plans, whether issued by the company or by third parties.

Also in 2021, Ágora implemented several new services for the daily lives of its clients, introducing new advanced trading platforms at Ágora Trader and new incentive programs for beginner investors, such as Ágora Kids and Ágora Universitário. With the new service Invista Fácil Ágora, it has made available 5 exclusive funds that follow the recommended stock portfolios prepared by Ágora analysts and that allow anyone to enter the stock market with investments from R$ 1.00 and in an uncomplicated way, follow these strategies

Noteworthy the new content platforms, available to clients and non-clients: i) Ágora Academy, a financial education platform that brings together the best business schools in the country and promotes financial education accessible to all, with more than 50 free courses, in addition to specialization, professionalization, postgraduate and MBA courses; ii) Agora Play and Cast, to watch daily lives and podcasts with analysts, experts and guests; for the client to know everything that happens in the market, live or whenever they want, from wherever they are and iii) the multiplatform project with Grupo Estado through the new E-Investidor portal (einvestidor.com.br) which offers independent content and high quality, bringing education, news, analysis and information on everything that happens in the national and international financial market and in the investment world, reaching more than 30 million users.

In its trajectory, it has established relevant partnerships: it is the official Brokerage of our digital bank next, allowing integrated accessibility to Ágora’s investment platform to all its clients; and with Veloe, it allowed Ágora clients to enjoy the parking and toll tag service with free monthly fees, being the first brokerage firm in Brazil to deliver this type of benefit to its clients.

At the end of 2021, Ágora reached 743.2 thousand clients (individuals and companies that maintain registration with Ágora and that can access our investment structure and products at any time) a growth of 35.7% compared to the end of 2020 (547.7 thousand clients). In the same reference base, it reached R$ 66.6 billion in custody (assets (its clients’ investments) are being held in custody at Ágora), representing a growth of 6.7% in the period, maintaining its position as the third largest retail brokerage in the country, according to the ranking of assets under the custody of individuals in the B3.

82 – Reference Form – 2021

7. Issuer’s activities

At Ágora, clients have at their disposal a complete investment platform, personalized advice, content, exclusive products and services gathered in a single place, which provides a differentiated experience, with comfort and total security when investing.

Bradesco Corretora

Bradesco S.A. CTVM, or Bradesco Corretora, provides services exclusively to the institutional segment, offering a full service of investment analysis that covers the main industries and companies in the Latin American market, with a team composed of 29 sector specialists who provide consultations to the clients by follow-up reports and stock guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has teams of its own capital economists and fixed income analysts dedicated to institutional clients. Over 360 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

Regarding B3 variable income markets in 2021, Bradesco Corretora traded R$713.9 billion and ranked tenth in Brazil in terms of the total trading volume.

In addition, in the same period, Bradesco Corretora traded 1.4 billion futures, forwards, swaps and options totaling R$51.1 trillion in B3. In 2021, Bradesco Corretora ranked fourth in the Brazilian markets, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), maintaining the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), confirming the high quality of its futures contratcs and variable income markets. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently B3).

Capital markets solutions

In 2021, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs, quotas of investment funds, CRIs and debentures); custody of shares backed by DR – Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary management for investment funds.

Bradesco Custódia has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2021, the set of the services provided by us, which we call Bradesco Custódia was composed of:

•     Custody and controllership services for investment funds and managed portfolios involving:

•       R$2.0 trillion in assets under custody;

•       R$3.0 trillion in assets under controllership; and

•       R$248.8 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

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7. Issuer’s activities

•     Fiduciary administration for funds, investment clubs and portfolios under management with:

•       R$1.1 trillion total shareholders’ equity of investment funds under fiduciary management by us in investment funds, portfolios and investment clubs.

•     Securities bookkeeping:

•       265 member companies of the Bradesco Book-entry Stock System, with 11.6 million shareholders;

•       474 companies with 782 issues in the Bradesco Book-Entry Debenture System, with a market value of R$699.4 billion;

•       1,135 investment funds in the Bradesco Book-Entry Quotas System (value of R$97.6 billion); and

•       36 BDRs programs managed, with a market value of R$4.3 billion.

•     Depositary (Escrow Account – Trustee):

•       27,349 contracts, with a financial volume of R$18.2 billion.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

In October 2020, we concluded the acquisition of BAC Florida Bank and its subsidiaries to offer a complete platform of banking and investments products and services also in the United States.

December 31, 2021, we had 3 Branches, 12 Subsidiaries and 2 Representative Offices.

Our International and Exchange Area in Brazil coordinates our international transactions, by a team of experts in foreign exchange, providing technical and business support to clients and Retail and Corporate businesses.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$38.7 billion, as of December 31, 2021, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$357 million during 2021 and funding transactions amounted to US$3.6 billion, as an additional source of funding.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking business.

Bradesco Argentina – It was set up with the purpose of granting assistance, largely to multinational companies acting in bilateral trades.

Cidade Capital Markets – In February 2002, we acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•     Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds for us, placement of IPOs for Brazilian companies; distribution of research reports and corporate access services;

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7. Issuer’s activities

•     Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and

•     Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Bradesco BAC Florida Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional customers.

Bradesco BAC Florida Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional customers.

Bradesco Global Advisors – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income customers.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Bradesco BAC Florida Bank is positioned to meet the demands of Brazilian and Latin American clients located in the United States and who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients (Law No. 4,131/62);
•	working capital abroad;
•	WEB exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	domestic currency account for foreign domiciled clients;
•	cash holding in other countries;

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7. Issuer’s activities

•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	prepaid cards with foreign currency (individuals and legal entities);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups that are formed for the purchase of real estate, vehicles, motorcycles, trucks, machinery, and equipment have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2021, registered total sales of 1,516,876 outstanding quotas; net income of R$1.6 billion; and fee and commission income from consortiums of R$2.2 billion and accrued revenue of R$94.9 billion.

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different segments, which we refer to collectively as “Grupo Bradesco Seguros,” leader in the Brazilian insurance market.

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2021, there were 31.6 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large enterprises wishing to provide benefits for their employees.

On December 31, 2021, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had approximately 3.8 million beneficiaries covered by company plans and individual/family plans. Around 169 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 46 of the 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2021, it included 11,296 laboratories, 18,123 specialized clinics, 15,386 physicians and 2,116 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

Automobile insurance may cover losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to injury to passengers and third parties. For automobile insurance directed at individuals and legal entities, we highlight the “Seguro Auto Light Rede Referenciada”, which is the company’s first insurance, according to Susep’s new flexibility rules, released in September 2021. Launched in December 2021, the product aims to be more flexible, promoting the expansion of access to the population, without neglecting the protection, at a more affordable cost. In addition, we highlight “Bradesco Seguro Auto Correntista”, which is a product that offers discounts, benefits and exclusive coverage to our account holders.

86 – Reference Form – 2021

7. Issuer’s activities

Retail property/casualty insurance is intended for Individuals, particularly those with residential and/or equipment-related risks and small and medium-sized enterprises whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable product. For companies, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our clients’ and business needs, according to their industry sector, and “Bradesco Seguro Condomínio” customized according to the reality of each undertaking.

As of December 31, 2021, Bradesco Auto/RE had 1.6 million insured automobiles and 1.3 million property/casualty policies, making it one of Brazil’s main insurance companies.

Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2021, Bradesco Vida e Previdência accounted for 20.7% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2021, Bradesco Vida e Previdência accounted for 22.9% of all supplementary pension plan assets under management: 21.2% of VGBL, 22.0% of PGBL and 44.0% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. Closed supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

As of December 31, 2021, we managed open supplementary pension plans covering 3.0 million participants, with a total balance of R$247.4 billion in collateral assets.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation.

These plans can be contracted either individually as well as in business plans. Individual plans represent 55.3% and business plans 44.7% of the total number of participants. The business plans account for 16.3% and Individual for 83.7% of the technical provisions.

The plans being commercialized allow contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

Bradesco Vida e Previdência earns revenues primarily from:

•	supplementary pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

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7. Issuer’s activities

Capitalization bonds

Bradesco Capitalização is the market share leader among the capitalization bond companies sector, according to SUSEP and offers its clients capitalization bonds with the option of a lump-sum or monthly payment. Plans vary in value (from R$10 to R$50,000), according to the profile of each client, with cash prizes of up to R$1.4 million (net premiums). As of December 31, 2021, we had 2.7 million clients and 21.0 million capitalization bonds, of which 7.4 million were “traditional” capitalization bonds and 13.6 million incentive bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its clients to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value.

In line with the principles of sustainability and the search for the dematerialization of services, we have developed the sale of capitalization securities through the corporate cell phone of the commercial managers of the branch network, with digital acceptance on the Bradesco Celular App, Net Empresa App, Internet Banking and on Net Empresa by our Individual and Corporate clients, considering their convenience and security. These improvements are aligned with mobility, contribute to the quality of services and client satisfaction, as well as the savings in physical and financial resources. Following these principles, in the first half of 2021, we offered our individual clients the redemption of the securities through the Bradesco Celular App. With this last delivery, we are in line with the digitalization of the acquisition and redemption processes, which can be performed 100% digitally.

In 2021, we launched the monthly payment product of R$10.00 in digital channels (Bradesco Celular App and Internet Banking), serving all client profiles, helping them with the habit of saving money and participating in sweepstakes, contributing towards financial education.

b)	Characteristics of the distribution process

Distribution channels

The following table presents our ma’in distribution channels in the period stated:

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7. Issuer’s activities

Structural Information (1) - Units	2021	2020	2019
Service Points	81,900	79,892	80,279
- Branches	2,947	3,395	4,478
- Service Centers	3,769	3,915	3,997
- Electronic Service Centers	764	822	874
- Business Units	988	715	57
- Banco24Horas Network (2)	16,174	15,250	14,763
- Bradesco Expresso (Banking Correspondents)	39,100	39,100	39,100
- Bradesco Promotora	18,085	16,620	16,938
- Losango	57	58	58
- Branches/Overseas Subsidiaries	16	17	14
ATMs	50,807	54,522	57,720
- Bradesco Network	26,526	30,694	33,900
- Banco24Horas Network	24,281	23,828	23,820
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking; and
(2) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network.

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance, pension plan and capitalization products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

% of total sales, per product	2021	2020	2019
Insurance products:
Sales through branches	39.7%	39.8%	38.1%
Sales outside branches	60.3%	60.2%	61.9%
Supplementary pension plans products:
Sales through branches	87.1%	75.0%	86.0%
Sales outside branches	12.9%	25.0%	14.0%
Capitalization bonds:
Sales through branches	77.6%	84.8%	86.4%
Sales outside branches	22.4%	15.2%	13.6%

89 – Reference Form – 2021

7. Issuer’s activities

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services offered by employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•        receipt and submission of account application form;

•        receipt and submission of loans, financing and credit card application form;

•        withdrawals from checking account and savings account;

•        Social Security National Service (INSS) benefit payments;

•        checking account, savings account and INSS balance statement;

•        receipt of utility bills, bank charges and taxes; and

•        prepaid mobile recharge.

As of December 31, 2021, the Bradesco Expresso network totaled 39,100 service points, with an average of 33.5 million monthly transactions or 1.5 million transactions per business day.

Digital Channels

We offer various products and services anywhere and at any time through our digital channels Mobile App, Internet Banking, ATM, and Fone Fácil (Contact Center), aiming at the convenience, practicality and security for clients. In 2021, digital channels represented 98% of the transactions performed at Bradesco, highlighting the Mobile and Internet Banking channels, which represented 91% of this total.

Below is a brief description of our digital channels:

Mobile App – at the end of December 2021, we have 21.7 million active natural person clients (accounts who carried out transactions in the last three months) Comparing against December 2019, this number total an increase of 6.0 million clients in the channel. We believe in the consolidation and continuous growth of this channel in the coming years.

Currently, we have a broad and diversified set of solutions. Available for iOS and Android systems, clients can make from payments and transfers to purchase loans, consortia, carry out foreign exchange operations, access non-financial benefits, among other services. They also take advantage of integration with the Ágora App, a complete investment platform. With the Ágora App, clients receive tips, market news and expert reviews through the “single sign on”.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce.

Importantly, the entry of new accounts by mobile individual and companies. In 2021, the number of digitally opened accounts was five times higher than in 2019. In addition, there has been a 70% increase in the opening of MEI accounts compared to 2020 and the expectation is to grow even more in 2022.

BIA – the proximity to the client is increasingly relevant, as well as the customization of the service. Thinking about continuing the client experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, Bradesco’s artificial intelligence launched in 2016. Initially established for branch employees throughout Brazil, BIA matured until it began to interact with clients through the Bradesco App and through other channels.

In December 2021, it surpasses the mark of 1.2 billion interactions and presents itself as one of the main channels of relationship with our clients and non-clients. Present on WhatsApp, Google Assistant, Amazon Alexa and the Apple Messaging app, BIA ensures mobility and helps clients digitally wherever they are. In addition, on the Bradesco App, clients can also make transfers between Bradesco accounts by voice or text and clarify doubts about the bank’s products and services.

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In January 2021, the income statement of the account was made available for consultation. The service was so well accepted and totaled more than 8 million requests, making this channel reach the record of 14.5 million interactions in April, which represents an increase of 10.8 million compared to 2020. To strengthen even more the digital service, we added the outstanding and paid invoice balance consultation on BIA. In addition, since April 2021, BIA was made available on our website when accessed by the cell phone, and has already reached more than 5.0 million interactions. It is also being trained to guide clients to the information they seek on the web, and soon they will be able to check the account statements and recent entries on the credit card.

Inspired by the movement “Hey, update my voice”, of UNESCO, we changed the answers of BIA so that she can react fairly and firmly against harassment. We will continue to make investments focused on the evolution of BIA, expanding her skills with resources that help clients organize their financial flow and improve her communication capacity to provide an increasingly intuitive and intelligent experience.

Internet – We were the first financial institution in Brazil to have an e-mail address on the Internet, beginning in 1996. We provide individuals clients access to financial services on Bradesco Internet Banking, a solution that has transformed the relationship between clients and the financial market, and that continues to be an important source of information and transactions.

With the 25th anniversary on March 31, 2021, Bradesco Internet Banking continues to evolve. With its own domain (banco.bradesco), the Organization is one of the few Brazilian companies to have a top-level domain or generic top-level domains (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into 2 main pillars:

•     Bradesco Institutional Website (banco.bradesco): with simplified content and plain language, offers to indivudal clients access to information and clarifications on various financial products and services, with the support of tutorials in videos that facilitate the understanding, in addition to the features that help in the client’s day-to-day activities, like issuing the copy of the bank payment slip. Also available on the homepage of the portal, the online purchase of products of the Organization and of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.

•     Bradesco Internet Banking for Financial Services: access by using a password and Token for account holders and by CPF and password for non-account holders. With more than 600 services and products available, individual clients can check statements, and make payments, transfers, Pix, investments and much more.

The new visual concept of the channel is more modern and technological, presenting facilities, such as customizing the distribution of services on the homepage according to each client’s preference. In addition, it has relevant information of the investment portfolio, with the possibility of customized tips and viewing of credit card limits and real-time purchases, and gives the client even more autonomy using the transaction limit manager.

On Bradesco Net Empresa, the Corporate Bradesco Client can make queries, transfers, Pix, investments, file submission, among other transactions, all in a simple and secure manner.

We also emphasise that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

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•     ATM – With more than 9 million clients who make queries and transactions exclusively through the network of self-service machines, we are present in the five regions of Brazil, enabling autonomy with security in a portfolio of products focused on intuitive navigation with synergy and with digital convergence.

Maintaining high availability and capillarity, currently there are over 50 thousand active machines, distributed among Bradesco’s Own Network (26,526) and Shared Network – Banco24Horas (24,281); with more than 80% of the screens with touchscreen enabling features that facilitate the day-to-day operations of the client, like the withdrawal with the possibility of choosing the banknotes, the quick withdrawal and sending the proof of receipt by e-mail.

We also have disruptive services, such as the 152 dollar and euro purchase machines – foreign exchange of 2 currencies in a single machine – which had representative participation in the Organization’s foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which the client has autonomy in purchasing foreign currency by the Bradesco App and withdrawing from the ATMs.

Strengthening our pioneer DNA, 8,191 machines operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary, not requiring the use of the envelope. Continuing with the reduction of cost with consumables, since December 2020, approximately 800 recycling companies also received the operation of deposit in check without the envelope; with clearance according to the deadline established by the Central Bank of Brazil.

The self-service machines have advanced security technology and are 100% equipped with Biometrics. The security in the palm of your hand adds, in addition to convenience in the “proof of life” for INSS clients, expedition to make the most diverse transactions without a card, such as the activation of the token on the cell phone and the access of proxies of individual account holders, who can operate without the presence of an employee.

•     Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

Through this channel, we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pension plans, capitalization and internet banking, among others.

•     Social networks – Our social networks department operates in a pioneering and innovative way in the main channels and has become a market benchmark focusing on relationships, content co-creation, negotiations and monitoring of our brand. We have our own team of social media specialists working shifts to cater for demand from clients and non-clients on a 24/7 basis.

The tables below show the number of transactions carried out through digital channels, the loans authorized through these channels and the number of digital clients:

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7. Issuer’s activities

In millions of transactions	2021	2020	2019
Mobile Individuals + Companies (1)	17,450	14,472	11,802
Internet Individuals + Companies – with WebTA (2)	5,096	5,347	5,546
ATMs	1,483	1,749	1,914
Direct Debit (1)	167	174	-
Telephone Banking (Fone Fácil)	78	106	134
Total	24,274	21,848	19,396

(1) Including in 2021 and 2020 transactions made through WhatsApp.

(2) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

(3) Included in 2021 and 2020 payments made through Direct Debit, as they are made digitally.

In 2021, 29.3% of the total loans authorized by us were made available via digital channels, accessed autonomously by client. The increase of 12 percentage points in the participation of the mobile channel for individuals stands out, with the total loans authorized for individuals originated via digital channles in 2020 of 32% increasing to 44% in 2021. Regarding the volume of loans authorized through digital channels, the growth was 59% for individuals and 12% for companies between 2020 and 2021.

	2021	2020	2019
Loans authorized in the Digital Channels - In R$ billion
Individuals	52.2	32.9	25.5
Companies	36.0	32.2	30.1
Total	88.2	65.1	55.6
Account holders with Digital Profile - In million
Individuals	22.3	19.8	17.2
Companies	1.5	1.4	1.3
Total	23.8	21.2	18.5

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone’s life, provide financial education and be a partner in fulfilling the clients’ needs and dreams.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, clients have at their disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), cell phone top up, promotions in partnership with more than 270 brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital portfolios. In November, next launched the nextShop, its own marketplace, which has as differentials instantaneous cashback of up to 10% and usability of 100% on the app.

The performance of next is based on the client-centricity. This premise is followed with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. The Client Experience (UX) and client service are also key areas, focused on providing the best journey and in actively listening to client demands. By prioritizing the client, next traces its goals, aiming at a sustainable growth, the quality of the services and actual indices of satisfaction and engagement in the use of the app.

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7. Issuer’s activities

In September 2020, next became one of our related company, which gives it greater autonomy for the implementation of the models that a fintech needs, in addition to performing important and strategic movements seeking exponential and sustainable growth, as well as focusing on prioritizing client relationship.

At the beginning of 2021, Renato Ejnisman became the first CEO of the digital bank. An appointment that signals the intention to accelerate client and revenue growth, broaden the diversity of next’s quality offerings, and thereby provide a better service to our clients.

It closed the year with 10 million clients, a 170% growth in the annual comparison.

Bitz

Officially launched to the market on September 14, 2020, Bitz is a free digital wallet that offers a payment account in which the balance yields 100% of the CDI. The App helps people who want a low-cost solution to pay and receive in a fully digital form and directly on their cell phone. Bitz has features, such as: payment and receipt directly from the cell phone, PIX, payment of bills, bank payment slips and top ups for cell phone, a free debit card to pay at any payment machine and a virtual card to make purchases on the internet and in the food, delivery, series, movies and music Apps that depend on a card number to operate. Bitz also offers sporadic cashback and a bonus that encourage the recurrent use, leveraging its growth in the wave of digitalization of financial services. Accordingly, Bitz becomes a new port of entry for our ecosystem products. In addition, Bitz is an alternative for those who before had no way of having a bank address via a payment account.

At the end of 2021, Bitz surpassed the mark of 6.2 million downloads, reaching more than 4.2 million accounts opened, 50% of them of active clients (clients who carried out transactions in the last three months) and 14% of our account holders.

inovabra

Through the inovabra, we structured ourselves in the face of challenges and market movements to create an ecosystem to accelerate innovation. We constitute a complete ecosystem of innovation that fosters innovation inside and outside the Organization through collaborative work with employees, business areas, clients, companies, startups, technology partners, investors and mentors, with the aim of meeting the needs of our clients and ensuring our sustainability. Inovabra is composed of innovation channels for various purposes:

•     inovabra centers: established in 2012, inovabra centers is an internal innovation program encouraging our employees to engage in intra-entrepreneurship. The innovation projects are prioritized, structured and conducted from the stage of conception, passing through the whole process of case construction and validation of the business model. They are professionals from different business areas, interacting among themselves and with startups and other agents of the innovation ecosystem, including major technology players, focused on generating innovative solutions to enable better experiences for our clients, optimize existing products and services, expansion to adjacent businesses, and participation in new markets.

Inovabra Polos is also responsible for the program, Inovabra International, which was launched in New York in 2018 (with connections to London) to foster innovation and global entrepreneurship. Employees work in a collaborative space in conjunction with a specialized firm and a group of international banks. Their aim is to identify possible solutions which may increase the profitability of our business areas, and to keep up-to-date with the latest trends in new business models, technology and behaviour. In an ongoing process, startups, fintechs and new business opportunities are assessed byInovabra International and tested via inovabra lab and/or inovabra polos. In 2021, 14 initiatives were developed under this program.

•     inovabra ventures: proprietary capital fund launched in 2016, currently with R$ 850 million, for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. Controlled by the area of Private Equity & Venture Capital, it actively contributes to the generation of value in the companies and the expansion of the entrepreneurial environment, especially when they involve solutions that meet the needs of clients of the Bradesco Group. Thus far, we have invested in 14 startups. Considering companies that have been divested, our FIP inovabra (Investment Fund in shareholdings) has invested approximately R$366 million through December 31, 2021.

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•     inovabra pesquisa (research): A multidisciplinary team, with analysts and research scientists driving our innovation processes, sharing a culture of innovation, knowledge of emerging technologies and market developments, as well as making relevant and innovative proposals. In constant interaction with partners, universities and research institutions based in and outside of Brazil, the team supports us in the adoption of knowledge, new business model proposals and in the development of test cases and experiments relating to emerging technology which are aimed at addressing the problem/ opportunity in question.

In addition, enhancing the synergy between business and technology, the team drives and supports innovation portfolio decisions. Responsible for conducting research on new business models and experiments/test cases on emerging technology, such as Artificial Intelligence, Blockchain, DeFi (Decentralised finances), CBDCs and Cryptoeconomics, IoT, and Quantum Computing (among others), as well as their impacts on, and application for, financial products and services. By the end of 2021, this mapping of business models and new technology had resulted in 88 studies and 16 projects.

•     inovabra lab: inaugurated at the end of 2017, inovabra lab is an environment of 1.7 thousand square meters located at our offices in Alphaville (SP) and centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners and residents in this environment. This model allows for operating efficiencies and reduces up to 60% the time in the processes of evaluation and certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges.

In addition, it provides favorable conditions to connect the areas of business with the areas of IT bringing us closer to the borders of emerging technologies. In 2021, 67 proof of concept (POC) and 230 certifications regarding software and hardware were completed, in addition to the implementation of 205 technical recommendations.

This lab also enables strategic partnerships between us and startups that have applicable solutions or with the possibility of adaptation to financial and non-financial services that may be offered or used by us, through inovabra startups. More than 100 experimentations have been carried out and a total of 31 startups have been contracted, being 11 in 2021.

•     inovabra habitat: launched in February 2018, inovabra habitat was launched, a building with more than 22 thousand square meters, located in the large economic innovation and cultural center of São Paulo, between Avenida Angélica and Rua da Consolação, close to Avenida Paulista, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. We are part of the environment of more than 200 startups and 75 large companies, working collaboratively to innovate. A total of 500 contracts were closed between the companies and startups allocated at the site, our residents and Bradesco.In addition to fostering entrepreneurship in Brazil and a culture of innovation in organizations, habitat tends to contribute to Brazil in the search for a position of greater prominence in global innovation. Since September 2020, the model of operation of inovabra habitat has also been extended to digital. The new format, in addition to the physical, can house startups and companies across the country that want to have access to open innovation. The search and connection with other startups from various regions of Brazil, for accessing business opportunities with us and our partner companies, is carried out via the digital platform inovabra hub. Currently, there are more than 2 thousand startups registered that can be assessed to participate in specific business challenges.

In addition to the residents allocated in our physical space, inovabra habitat establishes partnerships with other innovation centers in Brazil for connecting our businesses demands and of large companies that have a relationship with the bank in innovative entrepreneurship distributed in various parts of the country.

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7. Issuer’s activities

The partners are chosen based on their potential of connecting entrepreneurs in their area of expertise, in their various segments, in addition to the qualification of their network in terms of human capital, technology and innovation. The centers with this profile receive the qualification of “inovabra Partners” and become part of our innovation ecosystem. Currently, there are eight partner centers: ACATE, Porto Digital, Gyntec, Hospital do Amor, Hotmilk, Artemisia, Nexus and 100 Open Startups. With the partnerships the coverage of startup, solutions exceeds 10.000.

Ideaction Program

Ideaction is an internal movement that aims to foster innovation and intrapreneurship habits, behaviors and skills.

As the name suggests, Ideaction is a combination of the words idea and action. It represents the attitude that we increasingly want from each one: to have ideas and seek ways to carry them out.

This movement has as a configuration, 4 pillars of action where initiatives are carried out each with its objective, but that contribute with each other.

We have the “Knowing” pillar that represents the generation of knowledge and the adoption of new skills and attitudes. In this pillar, until 2021, more than 150 hours of training were offered to, as we call, influencers. Influencers are representatives of the bank’s areas and act as catalysts for innovation in their areas, expanding the program’s reach. By 2021, we were 260 influencers from more than 50 areas of the bank.

In the “Connect” Pillar, we have the training actions of the entrepreneurial fabric of the organization. We connect, through community events and rites, all influencers so that knowledge, cases and experiences are shared, in addition to leveraging the strength of more than 200 people in favor of an increasingly innovative culture.

In the “Comunicar” Pillar, we grouped all the actions that generate repertoire not only for the community of influencers, but for the entire bank. So far, there have been more than 52 Ideação Talks, an event where we bring market experts and, mainly, employees and our executives talking about innovation topics relevant to our organization such as Cryptoeconomics, Open Finance, Super apps and much more.

In addition, in this pillar we have specialized publications from our research team and a newsletter that today reaches 15,000 employees.

Closing the pillars, we have the “Management System” that includes all the measurement of culture and ideaction actions that range from the engagement of influencers, consumption of our content to the generation of opportunities and cases of innovation via movement.

The movement has fundamental support from Unibrad (HRD) and Marketing. An important asset is the inovabra habitat, which is the great epicenter of the culture of innovation, collaboration and collective intelligence that has in Ideação, one of the main channels with startups, corporations and other actors in the innovation ecosystem. The program completed 1 year in March 2021.

Ideaction in 2021:

•     260 innovation influencers who work as multipliers of the theme in their areas covering 84% of our areas;

•     2860 active members in our collaboration platform;

•     +150 hours of training offered;

•     15 thousand subscribers of the ideaction newsletter;

•     52 ideaction talks, an event that brings weekly content of relevance and adds repertoire to our people. In all, there have been 28,6 thousand views of our content; and

•     Ideaction Reload – A 3-day event that brought innovation-related themes with positive impact, culture and ESG and that ultimately had a Hackathon for the development of solutions.

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7. Issuer’s activities

c)	Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

			As a percentage (%)
Market Share	2021	2020	2019
Source: Bacen
Bank
Demand Deposits	9.5 (1)	10.8	12.2
Savings Deposits	13.0 (1)	13.0	13.3
Time Deposits	15.4 (1)	16.0	14.0
Loans Operations	12.3	12.1	12.2
Loans Operations - Private Institutions	21.5	22.0	23.1
Loans Operations - Vehicles Individuals (CDC + Leasing)	13.6	13.3	14.2
Payroll-Deductible Loans	16.4	15.9	16.4
National Institute of Social Security (INSS)	20.9	19.8	21.2
Private Sector	14.4	14.8	16.5
Public Sector	13.6	13.3	13.4
Real Estate Financing	9.8	8.8	8.1
Consortia
Real Estate	19.0	21.2	26.7
Auto	29.7	31.2	33.3
Trucks, Tractors and Agricultural Implements	18.3	18.6	20.1
International Area
Export Market	14.8	15.5	24.0
Import Market	10.0	14.6	23.9
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan and Capitalization Bond	22.3	22.4	24.0
Technical provisions for insurance, pension plans and capitalization bonds	22.7	23.3	24.2
Pension Plan Investment Portfolios (including VGBL)	22.9	24.2	25.1
Source: Anbima
Investment Funds and Managed Portfolios	16.7	17.8	18.6
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	31.4	32.1	32.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	22.0	21.9	21.7
(1) Data base: Sept/21.

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive.

As of September 30, 2021, state-owned financial institutions held 36.8% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 46.9% share and foreign-controlled financial institutions, with a 16.3% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

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We highlight below some rules that may impact competitiveness, due to some regulatory requirements:

Through Circular No. 3,590/12, as amended, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake increase interest equal to or higher than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions must be submitted to the Central Bank of Brazil.

Through Resolution No. 4,122/12, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies of financial institutions and other entities authorized by the Central Bank of Brazil.

CMN Resolution No. 4,970/21, in addition to revoking Resolution No. 4,122/12 as of July 1, 2022, will determine the processes for authorizing operations, and for canceling the authorization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. In short, it includes institutions, in the scope of application of CMN Resolution No. 4,970/21, such as (i) development banks; (ii) foreign exchange banks; (iii) development banks; (iv) investment banks; (v) multiple banks; (vi) foreign exchange brokers; (vii) securities and exchange brokers and real estate agencies; (viii) securities and exchange distribution companies; and (ix) loan companies between private individuals.

In April 2018, the CMN regulated the credit fintechs through Resolution No. 4,656/18, as amended, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

In 2019, the CMN created new rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19, as amended, which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian markets may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for the operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank; in contrast, these entities have a more limited scope of action.

In 2020, the CMN, through Resolution No. 4,792/20, amended Resolution No. 4,656/18 which relates to SCD and SEP, and the new provisions entered into force on May 4, 2020. In relation to the SCD, the possibility of issuing the payment instrument post-payment and financing their activities with resources from the BNDES is included and was expanded to types of investment funds that can finance the operations of the SCD and SEP.

In June 2020, the CMN enacted Resolution No. 4,822/20, regulating the joint-guarantee society and the counter-guarantee society, provisioning on the constitution, organization and functioning of these societies, introduced by Complementary Law No. 169/19. The joint-guarantee society has as its main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, is aimed at granting the counter-guarantee to joint-guarantee societies.

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7. Issuer’s activities

Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. The concept, which has been developing rapidly around the world, in Brazil is shaped by the strong leadership of the Central Bank of Brazil and the participation of associations representing different segments of the financial market, such as banks, credit unions, payment institutions and fintechs.

The implementation of regulatory Open Finance was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council, as amended, with the aim to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it establishes that standards of systemic integration between participant institutions must be adopted.

Other regulatory documents were released in 2020, 2021 and 2022 to support in the process of implementing Open Finance:

•       Circular No. 4,015/20, amended by BCB Resolution No. 138/21, which provisions provide the scope of data and services;

•       Circular No. 4,032/20, amended by BCB Resolution No. 152/21, which provisions provide the initial structure responsible for the governance of the process of implementation in Brazil; and

•       Resolution BCB No. 32/20, amended by BCB Resolution No. 117/21, which provisions provide the technical requirements and operational procedures for the implementation of open banking.

•       Resolution No. 206/22 of the Central Bank of Brazil, which establishes the technical and operational requirements for sharing the service to forward the loan operation proposal in Open Banking.

•       Joint Resolution No. 04/22, amends Joint Resolution No. 01/20, of May 4, 2020, to provide for Open Finance.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)       transmitting the data;

b)       receiving the data;

c)       holding a demand, savings deposit account or prepaid payment account;

d)       initiating the payment transaction; and

e)       having a digital correspondent contract in Brazil.

Due to our importance in the National Financial System and the characteristics of its activities, it is mandatory to implement Open Finance as a participant in securities “a”, “c” and “e”.Despite being optional, we will participate in the other securities considering business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil and highlighted below:

•       Stage 1: The date of February 1, 2021 has been set forimplement the necessary requirements for publishing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and loan operations;

•       Stage 2: as of August 13, 2021, for the publishing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the clients;

•       Stage 3: as of October 29, 2021, for the implementation of the requirements needed for the service sharing of the initiation of the payment transaction and forwarding of the proposed loan; and

•       Stage 4: as of December 15, 2021, for the implementation of the requirements needed for the data sharing on products and services and transaction data, as foreign exchange transactions, investments, insurance and private pension plan, in addition to transactional information related to these products and services by clients.

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7. Issuer’s activities

Our Open Finance Squad has more than 400 highly qualified professionals at Bradesco, focused on developing the best solutions regarding Open Finance, inserted in multi-functional groups, our Bradesco Squads work with an agile mindset and exercise an end-to-end vision in creating intuitive and personalized journeys to achieve increasingly positive results. For 2022, the expectation is to face a more robust Open Finance competitive, encouraging the sharing of data from other institutions by our clients.

Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 72.5% of deposits in the Brazilian markets. (Base date: September 30, 2021).

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets, working with much lower margins than the traditional participants. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better user experience for the cardholder client.

Consortia

In December 2021, according to the Central Bank of Brazil, the consortia market included 141 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Itaú in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Banco do Brasil and Randon in the trucks segment.

One of our competitive advantages is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network throughout Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other national and international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

On December 31, 2021, the asset management industry in Brazil managed funds worth R$6.9 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$540.6 billion or 7.9% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.1 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

According to SUSEP, in 2021, we were market share leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term client relationship.

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Our principal competitors are BB Seguridade, Caixa Seguridade, SulAmérica Seguros, Porto Seguro, Itaú Seguridade and Zurich/Santander, which account for a combined total of approximately 49.6% of all premiums generated in the market, as reported by SUSEP in 2021.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government’s monetary stabilization policies stimulated the supplementary pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BrasilPrev, Caixa Seguridade, Zurich/Santander, Itaú Seguridade, Icatu and XP Previdência.

Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Kovr Capitalização and Caixa Seguridade, which together represent approximately 64.7% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2021.

d)	Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

e)	Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a strict selection process and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

In addition, Bradesco maintains an open channel of communication with its strategic suppliers to discuss the revaluation of the supply chain of the total acquisition cost, optimization of products and services, innovation and sustainability. There are meetings with Bradesco’s executives and its suppliers, which establish objectives and the monitoring of the results of actions taken.

ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

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iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank of Brazil may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for clients. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 – Clients responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 – Relevant effects of the state regulation of activities

a)	need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•     regulating loans and advances granted by Brazilian financial institutions;

•     regulating Brazilian currency issue;

•     supervising Brazil’s reserves of gold and foreign exchange;

•     determining saving, foreign exchange and investment policies in Brazil; and

•     regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to adopt a Risk-Based Supervision System (SBR), as a general guideline for the CVM’s activities, through Resolution No. 3,427/06. This model is also regulated by CVM Resolution No. 757/16, which established the objectives of the SBR to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity and the probability of the risks occurring; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•	implementing currency and credit policies established by the CMN;
•	regulating and supervising public and private sector Brazilian financial institutions;
•	controlling and monitoring the flow of foreign currency to and from Brazil; and
•	overseeing the Brazilian financial markets.

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The Central Bank of Brazil supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

On February 24, 2021, Complementary Law No. 179/21 was sanctioned, guaranteeing the autonomy of the Central Bank of Brazil, defining its objectives and regulating the autonomy, appointment and dismissal of its president and officers Thus, it conferred greater freedom to the Central Bank of Brazil in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out economic activity level fluctuations and promoting full employment.

The president and officers of the Central Bank of Brazil shall be appointed by the President of the Federative Republic of Brazil for non-coinciding fixed mandates of 4 years, which partially overlap the presidential mandate. The resignation of the Central Bank of Brazil’s president and officers will only occur in justified cases and upon approval by an absolute majority of the Brazilian Senate.

In addition, the Central Bank of Brazil shall be considered an autarchy of a special nature, characterized by the absence of any ties to a ministry.

CVM

The CVM is a local entity, linked to the Ministry of Finance, with its own legal personality and its own equity, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The CVM has power:

•	to regulate, with due observance of the policy defined by the CMN, the matters expressly provided for in Law No. 6,385/76 and Law No. 6,404/76;
•	to encourage the savings and their application in securities;
•	to supervise the activities and services of the securities market, as well as the publication of information relating to the market, to people participating in it, and the securities traded in it;
•	to propose to the CMN the possible fixing of maximum limits on prices, commissions, fees and any other benefits charged by intermediaries in the market;
•	to protect the holders of securities and investors from the market against irregular issuing of securities; illegal acts of administrators and shareholders of publicly traded companies, or administrators of the securities portfolio;
•	to prevent or discourage fraud or manipulation intended to create artificial conditions of demand, offer or price of securities traded on the market; and
•	to ensure the efficient operation and regulation of stock and OTC markets and the observance of fair trade practices in the securities market.

Thus, the main objectives of the CVM are:

•	to ensure the integrity of the capital markets;

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•	to boost the efficiency of the capital markets; and
•	to promote the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•	to promote a culture of investment in the Brazilian capital markets;
•	to increase the participation in the capital market as a competitive source of financing;
•	to reduce the costs of observance of market participants;
•	to increase the liquidity of markets;
•	to improve the efficiency of supervision of the market; and
•	to increase the efficiency of the sanctioning action.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, by natural persons or legal entities resident or domiciled abroad, provided that the requirements and procedures for constitution, operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions, provided for in the regulations of the Central Bank of Brazil are met;
•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loans with related parties. Exempted from the prohibition are loans with related parties that comply with all of the following conditions:
o	the loans with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in loans of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and
o	the sum of the balances of loans contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank of Brazil and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.
•	The following loans operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:
o	the operations with companies controlled by the Government, in the case of federal public financial institutions;

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o	the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;
o	the interbank deposits regulated in the form of section XXXII of the caput of Article 4 of Law No. 4,595/64;
o	the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank of Brazil or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and
o	the remaining cases authorized by the National Monetary Council.
•	For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:
o	its controllers (individuals or companies), pursuant to Article 116 of Law No. 6,404/76;
o	its officers and members of statutory or contractual bodies;
o	spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;
o	individuals with qualified equity interest; and
o	legal entities:

(a)   with qualified equity interest;

(b)   in which capital, directly or indirectly, is qualified equity interest;

(c)   in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

(d)	that have an officer or member of the Board of Directors in common.
•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or companies in the capital of financial institutions and of leasing companies or of these institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, as amended by BCB Resolution No. 131/21, regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank of Brazil and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation, whichever is higher) and R$50.0 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day (or 1/1000 of the revenue from financial services and products of the receiving institution, whichever is higher), limited to a maximum period of 60 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to prohibit operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank of Brazil; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank of Brazil and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the “Agreement in the Process of Administrative Supervision”, without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

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Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – 5.B.40 Capital Compliance – Basel III”.

In accordance with Basel III recommendations, Circular No. 3,748/15, as amended, and Resolution No. 4,615/17, as amended, provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR corresponds to the ratio between the stock of high-quality liquid assets (HQLA) and the total expected net cash outflows for a period of 30 days, and is intended to show that financial institutions maintain highly liquid resources to withstand a scenario of acute financial stress lasting one month. The NSFR, corresponding to the ratio between the amount of available stable funding (ASF) and the amount of stable required stable funding (RSF), and seeks to encourage institutions to finance their activities with more stable sources of funding, promoting and ensuring the alignment of the maturities of global assets and liabilities, both on and off balance sheet, reducing the dependencies of financial institutions in relation to funding in the money and short-term markets.

Thus, the LCR measures liquidity risk over the next 30 days, while the NSFR limits excessive liquidity risk taking over a longer time horizon, requiring banks to finance their activities with stable sources of funds, i.e., funds that have a low probability of redemption.

On March 22, 2022, BCB Resolution No. 207/22 was edited, regulating the preparation and remittance, by financial institutions and other institutions authorized to operate by the Central Bank of Brazil classified in Segment 1 (S1), in Segment 2 (S2) , in Segment 3 (S3) or in Segment 4 (S4), of information related to (i) the indicator of Short Term Liquidity (LCR); and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

Said information must be carried out as of (i) May 1, 2022 for multiple-service banks, commercial banks, investment banks, exchange banks and savings banks, whether or not belonging to conglomerates, classified in segments S1, S2, S3 or S4; (ii) January 1, 2023 for financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whether or not they belong to conglomerates, classified in the S2 segment and which do not fit into item (i); and (iii) July 1, 2023 for financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whether or not belonging to conglomerates, classified in segments S3 or S4 and which do not fit into item (i) and for credit unions belonging to the S5.

According to CMN Resolution No. 4,950/21, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

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Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

According to CMN Resolution No. 4,950/21, the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions not authorized to operate by the Central Bank of Brazil; (iv) organizations that acquire loans, including real estate and credit rights; (v) investment funds; and (vi) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In accordance with CMN Resolution No. 4,950/21, subsidiaries, directly or indirectly, controlled by the institutions mentioned in the caput, formed specifically to execute innovative projects within the scope of the Controlled Testing Environment for Financial and Payment Innovations (the Regulatory Sandboxes) are not part of the prudential conglomerate.

The guidelines for the operation of the Regulatory Sandbox and the conditions for the supply of products and services in the context of this environment are laid down in CMN Resolution No. 4,865/20, BCB Resolution No. 29/20, BCB Resolution No. 40/20, which will be revoked as of April 1, 2022, by BCB Resolution No. 195/22 and BCB Resolution No. 77/21, instituting the Strategic Management Committee of the Regulatory Sandbox (CESB), with the duty of working on processes regarding the Controlled Environment of Tests for Financial Innovations and for Payment (Regulatory Sandbox), as well as its Regulation.

In this sense, BCB Resolution No. 168/21 provides for accounting criteria applicable to financial institutions, such as the preparation and forwarding to the Central Bank of Brazil of consolidated accounting documents (including financial statements, criteria, accounting policies and procedures and calculation techniques), which should be submitted up to 60 days from the base date, for statements related to periods ending on June 30 and up to 90 days from the base date for statements related to periods ending on December 31.

It is worth noting that CMN Resolution No. 4,958/21 regulated the minimum requirements of Reference Equity (RE), Tier I and Common Equity and on the Additional of Common Equity (ACP) and maintained the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 2.00% during the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022.

Risk Weighting

Pursuant to Circular No. 3,644/13, as amended, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). According to such a rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16, as amended, a new criterion for application of the 85% Risk-weight factor (FPR), established by Circular No. 3,921/18, and a new criterion for application of the 100% FPR, established by BCB Resolution No. 12/20.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. Recently, on March 11, 2022, BCB Resolution No. 202/22 was edited, which now establishes the calculation of the portion of risk-weighted assets (RWA) related to the calculation of capital required for risks associated with payment services (RWAsp) established in BCB Resolutions no. 200/22 and 201/22.

The total consolidated exposure of a financial institution in foreign currencies, gold, and transactions subject to exchange variation limited up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21, this limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

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Financial institutions authorized to operate by the Central Bank of Brazil shall inform (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to BACEN for a period of 5 years, as established in BCB Resolution No. 100/21 which entered into force on July 1, 2021.

Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

•	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs and agribusiness notes (LCA) and real estate notes (LCI) at pre-fixed rates and floating rates vary from time to time, depending on the market’s interest rate expectations. Recently, on March 24, 2022, CMN Resolution No. 5,005/22 was issued, which governs the conditions for capturing time deposits, with or without the issuance of a certificate, from individuals and companies.

•	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the Value Subject to Collection (VSR), on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of Circular No. 3,917/18, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
•	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to Circular No. 3,975/20, as amended. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same circular.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 25.0% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits held by us; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

Asset composition requirements

According to Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

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Under the terms of CMN Resolution No. 4,589/17, as amended and which will be replaced by CMN Resolution No. 4,995/22, as of May 2, 2022, the amount of loans with bodies and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force. In 2021, CMN Resolution No. 4,972/21 which will also be replaced by CMN Resolution No. 4,995/22, as of May 2, 2022, changed the annual limits for purchasing loans for the bodies and entities of the public sector.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity (RE). Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Circular No. 3,990/20 of the Central Bank of Brazil, which was about the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank of Brazil, through the sale of sovereign bonds (Global Bonds) by a financial institution, with the seller simultaneously committing to repurchase securities with the same characteristics at a future date, was revoked by BCB Resolution No. 76/21, which started to regulate the instruments of operation of the Central Bank of Brazil in the Brazilian foreign exchange market for the purposes of implementing the exchange rate policy, establishing that the terms of the repo operations for the purchase of foreign currency with a commitment to resell and sell foreign currency with a commitment to repurchase, correspond to the period comprised between the date of liquidation of the purchase or sale operation, inclusive, and the respective date of liquidation of the resale or repurchase commitment, exclusive.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

Beginning in 1999, the Central Bank of Brazil adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011, the Brazilian real has depreciated against the U.S. dollar and the Central Bank of Brazil has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil. In 2019, the Central Bank of Brazil presented a draft bill to modernize the legislation for operations with foreign currencies in the country. The New Foreign Exchange Law, proposes, among other measures, the reduction of bureaucracies for contracting foreign exchange and the possibility of individuals and companies holding accounts in foreign currencies. The New Foreign Exchange Law aims to consolidate the foreign exchange legislation and simplify operations is still being considered in the Brazilian House of Representatives. The Central Bank of Brazil foresees that the New Foreign Exchange Law will enable efficiency gains in accessing the market, the elimination of asymmetries of treatment and definition of proportionate requirements.

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On June 24, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,924/21, through which the foreign currency transaction was determined, considering for the purposes of this resolution the transaction denominated or requiring settlement in a currency other than the national currency. Subsequently, on September 9, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,942/21, through which the foreign exchange and international capital regulations applicable to means of payments and international transfers were improved.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate the management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

For statutory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•        the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•        the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting Information, under risk management.

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

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Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses. For more information, see “Item 4.B.100.06 Expected credit losses on loans and advances “.

This risk evaluation must be reviewed at least every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital (PRN1), and once every twelve months for all loans, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due(1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1)	These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
(1)	Financial institutions must write of any loan six months after its initial classification as an H loan.

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Loans and advances of up to R$10,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•        a breakdown of the business activities and nature of borrowers;

•        maturities of their loans; and

•        amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit information on the portfolio of loans and advances.

Exclusivity in loans and advances to customers

In January 2011, the Central Bank of Brazil’s Circular No. 3,522/11 prohibited financial institutions that provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other postpaid instruments, not settled in full at maturity.

As a result, credit card administrators were no longer allowed to finance clients’ outstanding balances through revolving credit for more than a month. Therefore, after the maturity of the following month’s invoice, if there is still a debit balance related to the amount subject to revolving credit, it may be financed through a credit line in installments, to be offered by the financial institution, under more advantageous conditions or full payment by the client.

CMN Resolution nº 4,882/20, which provides for the collection of charges as a result of late payment or settlement of obligations relating to loan operations, financial leasing and credit card bills and other post-payment instruments paid. Thus, in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively: (i) remunerative interest, paid per day of delay on the overdue installment or on the outstanding debt balance, as the case may be (depending on the situation); (ii) fine; and (iii) late payment interest. It’s prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations, financial leasing and credit card bills and other postpaid payment instruments, without prejudice charges arising from the debtor provided for in the Brazilian Civil Code.

Overdraft Use

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

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In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used are limited to 8% per month. To complement that Resolution, the Central Bank of Brazil’s Circular No. 3,981/20 was published in February 2020 to provide adequate conditions for clients of financial institutions to monitor the use of the overdraft and for evaluation of the impact of interest charges and fees incurred by financial institutions. Accordingly, financial institutions are obliged to highlight in the account statement for deposit accounts, information regarding the overdraft, including the threshold, the debit balance of the overdraft, the values of the overdraft used daily, the value and the form of calculating the compensatory interest rate and the value of accrued interest.

Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components of the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial operation has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

On September 30, 2021, the Central Bank of Brazil issued CMN Resolution No. 4,952/21, through which it began to define the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System, in order for the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

Financial institutions and other institutions authorized by the Central Bank of Brazil are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank of Brazil. Under these rules, institutions are required to maintain, at least:

•        liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by management;

•        processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of transactions with settlement terms below 90 days;

•        an assessment, at least annually, of the processes described in the previous item;

•        funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;

•        liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;

•        regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and

•        liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

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Payments are processed in real time. Since March 2013, amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500.0 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

In relation to payment institutions in the modality of issuer of electronic money, BCB Resolution No. 24/20 of the Central Bank of Brazil, revoked in part by BCB Resolution No. 80/21 which became disciplinary in respect to the establishment and operation of payment institutions, establishing the parameters for authorization requests made by these institutions to operate and provide payment services by other institutions authorized to operate by the Central Bank of Brazil.

Furthermore, the provision concerning the requirement of authorization for operation has been maintained so that the payment institutions wishing to issue electronic money shall require prior authorization to the Central Bank of Brazil to start the provision of payment services in this modality, in which the electronic money issuer that already provides this service before March 1, 2021, and is not authorized by the Central Bank of Brazil should request authorization to operate, if they achieve certain volumes of financial transactions, as follows:

(i) Up to December 31, 2021:

•        R$500.0 million in payment transactions; or

•        R$50.0 million in resources held in a prepaid payment account;

(ii) Between January 1, 2022 and December 31, 2022:

•        R$300.0 million in payment transactions; or

•        R$30.0 million in resources held in a prepaid payment account; and

(iii) From January 1, 2023 to June 30, 2023, all who have not reached the financial transactions established in items (i) and (ii) above.

In case of payment institutions in the modality of payment transaction initiator, they shall request authorization from the Central Bank of Brazil to start providing the payment service.

On March 25, 2021, the Central Bank of Brazil issued (i) BCB Resolution No. 80/21, which regulates the constitution and operation of payment institutions, establishes the parameters for filing applications of authorization for operation on the part of these institutions and provides for the provision of services for the payment by other institutions authorized to operate by the Central Bank of Brazil; and (ii) BCB Resolution No. 81/21, which regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil. Both Resolutions shall enter into force on May 3, 2021.

Among the points highlighted, BCB Resolution No. 80/21 states that payment institutions must implement political governance by ensuring compliance with the regulation, reviewed every two years by the Central Bank of Brazil, which prohibits a single member and establishes a minimum number of three administrators for payment institutions, it also prohibits the payment institution that is not a member of the SPB, ensuring the provision of an exclusive transaction initiation service by institutions regulated by the Central Bank of Brazil, requires the inclusion of a “payment institution” as a corporate name and, finally, provides that the condition of payment institution must be adequately disclosed in the communication channels and to meet the needs of clients and users.

In October 2021, BCB Resolution nº 150/21 was edited, which revoked the Circular No. 3,989/20, which provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

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In recent years, the Central Bank of Brazil has led the process of implementation of the system for instant payments in Brazil, which includes the open arrangement established by the Central Bank of Brazil, the PIX, the payment service providers participating in the arrangement (financial institutions and payment institutions), the unique platform that settles transactions carried out between different participating institutions (SPI – Instant Payments System) and the identifiers’ directory of transactional accounts that will store the information of the tokens or nicknames that are used to identify the accounts of recipient users (DICT). Both the SPI and the DICT will be developed, operated and managed by the Central Bank of Brazil. By means of Circular No. 3,985/20, replaced by Resolution BCB No. 01/20, as amended, the Central Bank of Brazil established the criteria and modalities for participation in the PIX, in the SPI and the DICT. This arrangement is established by the Central Bank of Brazil and disciplines the provision of payment services related to instant payment transactions, of which we are obliged to participate. The arrangement of instant payment is composed by the payment service provider that maintains the transaction account (account maintained by an end-user in a payment service provider and used for purposes of payment or receipt of an instant payment, which may be a checking account, a savings deposit account or a prepaid payment account, account operated by an institution on behalf of member entities of public administration, Instant Payment account of member institution in the PIX, account of indirect participant in the SPI or accounting account maintained in the Caixa Econômica Federal for transactions of correspondents to the services allowed) and governmental entity that participates solely to make or receive their own payments. As a financial institution, we are required to participate in the PIX, as a direct participant. The PIX was instituted and regulated by BCB Resolution No. 01/20, as amended, and BCB Resolution No. 79/21 enabled the implementation of features for PIX, such as the permission to associate the corporate name to the PIX token, change of details on PIX avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

Circular No. 4,027/20, as amended, and which will be replaced by BCB Resolution No. 195/22, as of April 1, 2022, establishes the SPI and the Instant Payment Account (PI Account), approving their respective regulations. SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

PIX Cobrança, the function that consists in the possibility of the recipient user managing and receiving, in a facilitated manner, collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in accordance with the deadlines for implementation provided for by Normative Instruction No. 43/20, as amended.

The procedures necessary for accession to the PIX by institutions permitted are laid down in BCB Normative Instruction No. 203/21, as amended, which provides for (i) the registration stage; (ii) the mandatory authorization stage; (iii) the approval stage; and (iv) stage of restricted operation. In the same sense, BCB Normative Instruction No. 47/20 announced the procedures necessary for direct participation in the SPI and the opening of a PI Account (account held by a direct participant in the SPI, maintained in the Central Bank of Brazil for the purpose of transferring funds in the scope of the SPI), which are divided into (i) request for participation; (ii) tests for attesting the operational and technological capacity; and (iii) the opening of the PI Account and beginning of operations. The participants of PIX can also establish maximum limits of value for initiation of a PIX, for the purpose of purchase or transfer, by a transactional account, which must be per transaction and per period, with the possibility of differentiating the limit established for the day period and for the night period, according to the terms of BCB Normative Instruction No. 196/21.

BCB Resolution No. 177/21 approved the PIX Penalties Manual, reformulating the distribution of conduct liable to fine, as well as establishing penalties for participants who no longer adopt essential security mechanisms in the deployment of applications, Application Programming interfaces (APIs) and any other PIX-related systems that may significantly compromise the security of the arrangement or the security and privacy of its users’ data.

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 176/21, which amends the Regulation annexed to BCB Resolution No. 01/20, which governs the operation of the payment arrangement of the PIX, was edited, with the objective of adjusting penalty devices to make the Central Bank of Brazil’s performance even more effective in the face of the irregular actions of the participants.

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Finally, on March 16, 2022, Normative Instruction BCB No. 243/22 was edited, which will come into force as of April 1, 2022, revoking Normative Instruction BCB No. 47/20 mentioned above, becoming disciplinary on the procedures to be observed for direct participation in the SPI, for opening the Instant Payments Account (PI Account), under the same terms of the revoked Normative Instruction. In addition, the aforementioned Resolution began to define the maximum time limits for the validation and settlement of instant payment orders, which are dealt with in the Regulation attached to BCB Resolution No. 195/22.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•        suffers losses due to mismanagement, putting creditors at risk;

•        repeatedly violates banking regulations; or

•        is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed 12 months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or

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•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

CMN increased the maximum amount of the guarantee provided by the FGC in some circumstances. The last maximum amount was R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. On November 27, 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 establishing the new obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$3.0 billion) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (a) 1.6 as of June 2013; and (b) 2.0 as of January 2014.

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Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•        40.0% from January 1, 2013;

•        60.0% from January 1, 2014;

•        80.0% from January 1, 2015; and

•        100.0% from January 1, 2016.

The rules relating to the FGC were subject to several changes, which are (i) an increase in the maximum amount of the guarantee provided by the FGC to R$250,000.00; (ii) the inclusion of agribusiness notes (LCA) in credits guaranteed by FGC; (iii) the changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank of Brazil on these operations; (iv) the establishment of new parameters to qualify the institutions associated with the FGC; (v) the inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; (vi) the inclusion of the duty of provision of information to the FGC; (vii) the inclusion of additional requirements for candidates for membership of the Board of Directors and Board of Executive Officers; (viii) the changes in the percentage of contribution for the formation of the Resolution Fund (FR) in the case of the FGC reaching the maximum limit established; and (ix) estimate that the revenues of any kind arising out of the investment of its equity constitute the resources of the FR.

BCB Resolution No. 102/21 revoked the Central Bank of Brazil’s Circular No. 3,929/19, determining new parameters regarding the calculation basis and collection of contributions from institutions associated with the FGC. The obligation to send information necessary to calculate due contributions and the application of a fine in the event of delay in the collection of the contributions, coming into force on July 1, 2021. In March 2020, the CMN issued Resolution No. 4,785/20, which adjusted the special contribution to 0.03% per month of the amount of the balances of Time Deposits with Special Guarantee (DPGE), which may be 0.02% per month for the DPGE in which the FGC accepts conditional assignment of receivables in loans and leasing operations. This Resolution also authorized the possibility of collection of these deposits without conditional assignment. The Resolution adjusted the additional contribution to the FGC and altered the beginning of its recollection from July 2020 to begin as of July 1, 2021.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•        their activities;

•        their financial, operational and management information systems; and

•        their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

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Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98, Law No. 13,260/16 and Circular No. 3,978/20, new standard enacted by Central Bank of Brazil on the matter, in force since October 1, 2020, as amended by Circular No. 4,005/20, and by BCB Resolution No. 119/21, bringing (i) the requirement of informing the address in the client identification stage required in the qualification procedures, in order to make the products offered operational; (ii) identification of the final beneficiary; and (iii) identification of the bearer in the case of operation in specie contribution. The financial institutions and other institutions authorized to operate by the Central Bank of Brazil must, among others:

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the Council for Financial Activities Control (COAF).

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform COAF about suspicious operations of the proposed or executed transaction and implement control policies and internal procedures. Records of multiple transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

The CVM directed special attention to politically exposed individuals through Resolution No. 50/21 and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, as amended, which extended the qualification of the politically exposed person. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and close associates. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank of Brazil expanded the applicable rules for controlling financial transactions related to terrorism. Law No. 12,683/12 toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the COAF, including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20.0 million. We have an obligation to send to the regulatory or inspection agency information regarding the non-existence of suspicious financial transactions and other situations that generate the need for communications.

In 2021, CVM issued Resolution No. 50/21 which, among other matters: (i) establishes and details the Policy on Prevention of Money Laundering, Financing of Terrorism and Financing of the Proliferation of Weapons of Mass Destruction which should be adopted by the people indicated in the Resolution, and (ii) stipulates the methods and procedures of organization and internal controls, and (iii) indicates the responsibilities of the officer responsible for compliance with the standards laid down in the Resolution, as well as the responsibilities of the entity’s senior management.

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In the same year, the Central Bank of Brazil changed the procedures related to the Regulation of Anti-money Laundering/Terrorism Financing (AMLTF) to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AMLTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AMLTF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AMLTF risk management systems. CVM Resolution No. 50/21 which also replaced Normative Instruction No. 617/19, states the standards of AMLTF, with definition of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your client and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

Also in 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20 replacing Circular No. 3,942/19 since January 4, 2021.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, as amended by BCB Resolution No. 119/21, whose changes are specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, compatible with the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AMLTF policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AMLTF must be stipulated in the contract; and

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•	Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

BCB Resolution No. 119/21 regulated new themes, with the objective of improving some regulatory points, in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

•	Requirement of the address information in the client identification stage: obtaining information from the client’s place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client’s qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AMLTF, some exceptions have been made to the need to identify the final beneficiary. Thus, except for the need to identify the final beneficiary, for example (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) the investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market, in addition to (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operation with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AMLTF purposes, especially in view of the number of changes in the person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the sense of considering the security and protection company as the carrier of the resources.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” of 0.1% and “maximum” of 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors”. In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•        be audited by an independent accounting firm; and

•        have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

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Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to BCB Resolution No. 130/21, payment institutions that are registered as publicly-held companies and are conglomerate leaders classified within Segment S1, S2 or S3 should constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to Article 121, X, of CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditors’ report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of the independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

In addition, in December 2020, the CMN enacted Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm’s non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

CMN issued CMN Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishing that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), in Segment 2 (S2) or in Segment 3 (S3), according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, in which they must constitute a statutory body called “audit committee”.

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This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties.

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

The audit committee shall keep at the disposal of the Central Bank of Brazil and of the board of directors the audit committee’s report for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the audit committee’s report, showing the main information contained in this document.

Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Flórida, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

Asset management

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14, as amended, addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the client’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. In 2020, CVM Instruction No. 555/14 was amended by CVM Resolution No. 03/20, with flexibility and an update of the rules on issuance of BDRs.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, in all cases, with institutions duly authorized by the Central Bank of Brazil or the CVM to carry out such activities, in their respective areas of competence.

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In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•        invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•        invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank of Brazil (including the fund administrator);

•        invest more than 5.0% of their shareholders’ equity if the issuer is an individual or legal entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank of Brazil; and

•        be directly exposed to crypto assets. The CVM recommends avoiding indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the controlling company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

CVM Instruction No. 555/14 states the limits to funds hold financial assets traded abroad in their portfolios, as follows: (i) no limits, for funds classified as “Fixed Income – Foreign Debt”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Broker and dealer firms

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•     with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•     collect commissions from their customers related to transactions of securities during the primary distribution; or

•     acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

On August 29, 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rule provides that these societies can make loans of assets of its equity to its customers to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

In November 2020, with Resolution No. 4,871/20, there was a new amendment of the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. However, such activity will be exclusionary in comparison to the offer of register accounts currently offered. If they choose to offer payment accounts, the register accounts should be closed to all the customers and replaced by payment accounts

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Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ website must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

Insurance, health and pension plans regulation

Principal regulatory agencies

National Private Insurance Council

The National Regulatory Agency for Private Health Insurance and Plans (Agência Nacional de Saúde Suplementar – ANS), is an autonomous government agency linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

To fulfill its objectives, the following are incumbent upon the ANS:

•	regulation of the supplemental health care, by creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;
•	qualification of the supplemental health care, by creating policies, guidelines and actions that seek, among other aspects, the qualification of the sector in relation to the regulated market; and
•	institutional articulation, by creating policies, general guidelines and actions to optimize the internal and external institutional relations, enabling the effectiveness of the regulatory process.

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Private Insurance Superintendence

SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

SUSEP is responsible for:

•	Supervising the constitution, organization, functioning and operation of insurance companies, of capitalization, open private pension entities and reinsurers;
•	Complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;
•	Acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;
•	Promoting the improvement of institutions and operational instruments;
•	Promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;
•	Ensuring the liquidity and solvency of companies that make up the insurance market; and
•	Ensuring the protection of consumer interests of the markets supervised.

National Supplemental Health Agency

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

•        To fulfill its objectives, the following are incumbent upon the ANS:

•        regulation of the supplemental health care, creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;

•        qualification of the supplemental health care, creating policies, guidelines and actions that seek, among others the qualification of the sector, in relation to the regulated market; and

•	institutional articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

Insurance Regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

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Insurance companies may not, among other activities:

•        act as financial institutions by lending or providing guarantees;

•        trade in securities (subject to exceptions); or

•        invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to utilize a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company must give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07 as amendment by CNSP Resolution No. 353/17, there are no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate as long as the operations of reinsurance and retrocession ensure the effective transfer of risk between the parties, and are executed at arms-length.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, EAPCs, and local reinsurance companies. The main changes in such regulation were the following:

•        consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (PRS);

•        establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (CMR), so that the companies can promptly react to unexpected losses incurred by their capital;

•        changes to the base capital for EAPCs constituted as business corporations; and

•        exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

Subsequently, Resolution No. 302/13 was revoked by Resolution No. 316/14, No. 321/15 and No. 432/21. Resolution No. 432/21 provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and Audit Committee applicable to insurance companies, EAPCs, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were subsequently amended and consolidated, SUSEP Circular No. 612/20 is currently in force, as amended by Circular No. 622/21.

Resolution No. 383/20 issued by CNSP in March 2020, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open supplementary pension plan, capitalization and reinsurance, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

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There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies, in accordance with Law No. 10,185/01, and the general terms and conditions of agreements entered into between health insurance companies and their clients.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2001, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2001, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of Law No. 10,185/01, and the terms of this article, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. In turn, CNSP enacted CNSP Resolution No. 432/21, revoking Resolution No. 321/15, which among various subjects, also regulates the investments by insurers, open entities of supplementary pensions plans, capitalization companies and local reinsurers.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, as amended by Circular No. 585/19, in addition to Supplementary Law No. 109/01, regulate the Supplementary Pension Plan activity.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

Currently, due to Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

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The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provides a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 3).

Taxes on our main transactions

Taxes on financial transactions (“IOF”)

On loan transactions

IOF on loans levied on loan operations have as their taxable event the delivery of the obligation amount or value or its placement available to borrowers.

Rate applicable to loans and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and 0.0082% to individual borrowers.

In the period from September 20, 2021 to December 31, 2021, by means of Decree No. 10,797/21, the IOF on loans daily rates were increased as follows: individual borrower 0.01118% and corporate borrower 0.00559%.

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount, which is expected to be used for the transaction, multiplied by three hundred and sixty-five days (365);
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on loans daily rate on the transactions mentioned above, loans and advances have been subject to IOF on loans additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. This way, in loan operations with defined principal, for legal entities, IOF on loans rate shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loans is levied on loan operations between individuals and legal entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, IOF on loans is not levied on loans where the lender is located abroad, and the borrower is in Brazil.

To help the Brazilian economy tackle the adverse effects caused by the Covid-19 pandemic, the IOF on loans rate was reduced to zero on loans carried out between April 3, 2020 and November 26, 2020, and between December 15, 2020, and December 31, 2020, in accordance with Decrees No. 10,551/21 and No. 10,572/20.

IOF on insurance transactions

IOF on insurance levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

•	0.0% on: (i) reinsurance operations; (ii) operations related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance operations for export credits and international merchandise transportation; (iv) insurance operations entered into Brazil, related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;

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•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
•	2.38% private health insurance business; and
•	7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as Social Contribution or CSLL, both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as of January 1, 2019. However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. Provisional Measure No. 1,034/21 was converted into Law No. 14,183/21, which (i) increased to 25% the CSLL rate on banks of any kind, reduced to 20% as of January 1, 2022 and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

Companies based in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller legal entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime are subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of companies’ credit rights and obligations in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of the tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate”, as published by a Finance Ministry Directive.

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7. Issuer’s activities

PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, the PIS and Cofins rates due on financial revenues were 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 established that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. Despite this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records (EFD) for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

In 2020, to minimize the impacts of the Covid-19 pandemic on companies and businesses in the Brazilian territory, Decrees were issued by the RFB extending the term of collection of PIS and Cofins taxes. RFB Decree No. 139/20 has extended the deadline for payment of amounts due for March 2020 to August 25, 2020; and amounts due for April 2020 to October 25, 2020. RFB Decree No. 245/20 has extended the deadline for payment of amounts due under the competence from May 2020 to November 25, 2020.

In addition, in line with the postponement of the collection of these taxes, the deadlines for submission of their ancillary obligations (statement of debits and credits of federal taxes (DCTF) and (EFD)) were also extended.

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to their business, whether at national or international level, we comply with the provisions of the international treaties, FATCA and CRS, which aim to coerce tax evasion and money laundering and terrorist financing practices.

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The FATCA law, ratified by Decree Law No. 8,506/15, was created by the Government of the United States of America to promote the identification of financial accounts of US taxpayers that are resident in other countries.

The CRS, established by Normative Instruction No. 1,680/16 of the Brazilian Federal Revenue, was conceived under the coordination of the Organisation for Economic Co-operation and Development (OECD), with the participation of the main countries of the world, it presents objectives aligned with the FATCA guidelines and the identification of financial accounts of taxpayers from foreign countries.

We have established Compliance standards to achieve transparency of information and adopt effective measures to control, monitor and improve existing processes, in order to meet local and international requirements.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

In December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

b)     environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

Sustainability is one of the strategic drivers of Bradesco, because we understand that the management of environmental, social and governance (ESG or ASG in Portuguese) issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and society, we also contribute to the sustainable development of the country.

Guidelines and governance

Our actions are guided by a set of policies and standards which incorporate best practices in sustainability management and which also govern ourvoluntary commitments.

Our Corporate Sustainability Policy aims to promote our sustainability goals and guide the actions related to the socio-environmental factors of our business. Other policies and rules incorporate these guidelines, consolidating the practices of social and environmental responsibility, including from a risk management perspective.

The Social and Environmental Responsibility Standard defines the main compliance procedures for the social and-environmental criteria governing our business, relationships with stakeholders and the overall governance of the theme. Our Social and Environmental Risk Standard establishes the scope and approach to managing these risks.

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The main governance body presiding over the topic is the Sustainability and Diversity Committee, which includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the implementation of the strategy, monitoring the execution of projects and their impact on our performance. From the perspective of social and -environmental risk, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

Sustainability Strategy

Sustainability is one of the pillars of our corporate strategy and is integrated with our way of doing business and managing operations. Considering the main challenges and trends on the subject, our sustainability strategy is structured in six pillars:

Sustainable business	Climate change	Customer Relationship
The goal is to expand the offer of products and services that favor a more inclusive society and support customers in the transition to a more sustainable economy.	To ensure that our businesses are prepared for climate challenges, seeking continuous improvement in business management, strategic reviews, in addition to more transparency regarding the climatic impacts on the Organization.	We aim to serve our customers with excellence, constantly improving the way we serve them, based on their needs and objectives, in order to contribute to their achievements.
Diversity	Innovation	Private social investment
We seek to welcome and promote diversity among our employees and customers. The goal is to attract and retain talent, expanding the access to career opportunities and adequately serving an increasing range of customer profiles.	The mission is to promote innovations that contribute towards sustainability and the solution of ESG challenges, fomenting the cooperation between companies and our ability to remain sustainable and increasingly relevant for society.	As one of the largest private donors in Brazil, we will seek to leverage the management of results and impacts of our social investment in the country.

These strategic objectives are aligned to the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the Sustainable Development Goals (SDGS), with an emphasis on six goals that we prioritize:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation and infrastructure

10 – Reduction of inequalities

13 – Action against global climate change

Voluntary commitments

Our practices and strategies are reinforced by the establishment of dialogs with various stakeholders and through the incorporation of internationally recognized initiatives and voluntary commitments, such as: Global Compact Initiatives, Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC, In Portuguese), Partnership for Carbon Accounting Financials (PCAF), Brazilian Coalition on Climate, Forests and Agriculture, among others. In addition, in 2021, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve net-zero emissions by 2050.

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Social, environmental and governance criteria to business decisions

We seek to incorporate and to constantly improve the analysis of the socio-environmental and governance criteria to the business decisions, as well as to the offer of credit, investments and insurance.

Credit

We have a governance structure, comprised of committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report risks.

Following our guidelines of Corporate Policies for Sustainability, the area of Analysis and Control of Social and Environmental Risk conducts assessments of operations and clients, rating formulations of social andenvironmental risk, and monitoring of activities, in accordance with the scope and criteria set out in the Social and Environmental Risk Standard, in addition to the requirements and obligations established by the Brazilian legislation and regulations.

Part of the scope of the Standard is (i) the assessment of funding large projects and loans of clients who are linked to work that characterizes slave labor and/or who work in sectors with greater potential of social and environmental impact, and (ii) the assessment of the financial exposure of the activity.

Since 2004, we have been signatories of the Equator Principles and we ensure that the projects funded and advised by us and that are included in these Principles are developed in compliance with the legislation in force and also adhere to supra-legal environmental practices outlined in the International Finance Corporation’s (IFC) Performance Standards and the World Bank’s Health, Safety and Environmental Guidelines, including: climate change, biodiversity, human rights and indigenous peoples.

Project financing operations covered by the Equator Principles and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Monitoring of these projects also includes aspects of human rights, impacts on indigenous peoples, biodiversity and climate change.

When necessary, action plans are drawn up and audit procedures are established in order to assist in the management and evaluation of the social andenvironmental compliance of the projects.

Investment

BRAM has a methodology of analysis of ESG factors for all modalities of assets under management, including private and public securities. In the case of private securities, the methodology considers the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e., basic services, environmental conservation and reduction of social inequality. Therefore, the social andenvironmental aspects are incorporated into BRAM’s business, whose mission has been to provide superior and sustainable returns in managing the investments of clients.

In 2021, BRAM had assets under management of R$550.4 billion, of which R$549.1 billion were evaluated to take account of ESG issues, representing 99.8% of total assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. Application of the PRI, which takes place alongside the activities of investment and relationship with BRAM’s stakeholders, has the following scope and results in the following practices:

•	integration of ESG issues with the analysis and management of assets;
•	involvement of investees;
•	creation of a database of ESG information from investees;
•	training of BRAM professionals in ESG issues and its importance to investment activities;
•	institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and
•	the flow of information from reporting on the increased application of the principles in the Organization to the PRI and BRAM.

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In 2021, BRAM reformulated the FIA Fund Corporate Sustainability, with investment in shares of companies that offer the best performance in ESG principles. The rates of management and their “ticket” were reduced allowing greater access to the fund. The same principle was applied for the SRI (Socially Responsible Investment) credit fund, which favors companies that are better prepared for the social andenvironmental challenges.

Currently, BRAM has 19 ESG funds, with different strategies. More information on funds and strategies can be accessed on: www.bradescoasset.com.br.

Insurance

Grupo Bradesco Seguros integrates ESG aspects into its business by offering widely diversified and accessible solutions, products and services, seeking to further our commitment to contribute towards the country’s sustainable development. Therefore, since 2012, Grupo Bradesco Seguros has integrated into its business the Principles for Sustainable Insurance (PSI) and its voluntary commitment to the United Nations Environment Programme Finance Initiative (UNEP-FI), whichseeks to continuously evaluate the demand for financial and insurance products that offer adequate solutions to clients, both in order to boost a low-carbon economy and protect clients from the impacts of, or adapt them to, the transformations originating from climate change. The Group also participates as a member of the UNEP-FI Global Steering Committee.

The Group has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which relies on the participation of the Executive Officers and Superintendents of the companies of the Company, and aims to develop business strategy and propose solutions fostering the implementation of sustainability best practices to the activities and business. Bradesco Seguros also has its own area of Social and Environmental Risk Management, which reports to its Risk Committee and, via the latter, to the Boards of the business units on the evolution of social andenvironmental risks.

The Group is also governed by internal rules on Social and Environmental Responsibility and Social and Environmental Risk, which adopt environmental, social and governance criteria in the monitoring of the processes and operations of the companies of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários.

More information can be accessed on: www.bradescoseguros.com.br/sustentabilidade

Socioenvironmental management on operating activities

The management of our operations also incorporates social and environmental criteria and good practices. Among them, we highlight:

•	Continuous work to identify new initiatives and projects that help to further our goals of reducing water consumption throughout our Organization (branch, offices and headquarters);
•	As regards to reducing water consumption, since 2012 we have been working to reduce energy consumption by means of a monthly follow up. We have also set annual targets and a ranking of the most efficient branch to encourage actions for internal savings;
•	Since the end of 2020, 100% of our operations have been supplied by renewable energy sources. On implementing this initiative, we became one of the first major financial institutions in the world to complete the transition. In addition, we neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our operations from 2019 onwards, becoming the first major Brazilian bank to assume such a level of carbon offsetting and certified by EcoSecurities, a supplier of carbon credits;
•	In 2021, in pursuit of our commitment to ensure that 100% of our energy is supplied by renewable energy sources, we included 67 branches, administrative buildings and schools of the Fundação Bradesco in the Free Energy Market. We also have more than 150 branches consuming energy from 3 photovoltaic power plants through the distributed generation project, and have already hired10 more power plants that will meet the needs of consumption of more than 500 banking branches. Since 2018, we have been implementing the Energy Efficiency Master Plan. Through this, we specify actions to increase energy efficiency in our buildings. In 2021, we invested R$2.6 million in LED lighting for more than 1,000 branches and we also carried out the automation project in 14 administrative buildings. We also continue with our employee awareness campaigns to encourage awareness of energy consumption;

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•	Through the Eco-Efficiency Management Program, we invest in initiatives with specific goals to reduce our environmental impact. For example, between 2020 and 2021, we decreased our electricity consumption by 11.2% and our total greenhouse gas emissions by 18.5%. We neutralized 100% of them through the acquisition of carbon credits generated by projects that, preferably, also have positive social impacts; and
•	In the approval of companies that provide a service to us, we consider ESG aspects. Additionally, suppliers that are considered critical are submitted to social and environmental auditing in order to identify, manage and mitigate any identified risks, as well as stimulate their ESG development.

Climate Change

Climate change generatessignificant short, medium and long-term changes in our society and economy. Its impacts are physical and environmental – such as rising global temperature and increasingly extreme weather events, each day more severe and frequent –, as well as political and economic, as new public policies and changes in consumption and production patterns arise.

In this context, we seek to ensure that our operations and businesses are prepared for climate challenges, strengthening the governance related to the subject and implementing risk management strategies and processes related to the subject. Our main objectives are stated below:

•	To reduce and mitigate the generation of greenhouse gases in our operations and manage the exposure of our operational structures to climate risks (for more information, see the “Socio-environmental management in the operational activities” section);
•	To integrate current and future climate risk assessment and opportunities into the decision-making and management processes of our business (for more information, see “Social, environmental and governance criteria in business decisions”);
•	To provide financial solutions that support consumption and production patterns with lower carbon generation and which are more resilient to climate impacts, such as financing for low-carbon agriculture and solar power generation panels; and
•	To promote engagement and awareness of the topic among our stakeholders, including employees, partners and suppliers, clients and entities of civil society.

The governance relating to climate change, integrated into the structures for risk management and sustainability, consists of three levels:

•	Strategic: Sustainability and Diversity Committee, in accordance with the guidelines of the Board of Directors;
•	Executive: Executive Officer responsible for Risk and Sustainability, with the support from the Sustainability Commission and the Risk Committees; and
•	Operational: Coordination by the areas of Corporate Sustainability and Socio-environmental Risk, with the involvement of our different dependencies.

More information on our action in line with the recommendations of the PCAF and the TCFD are available in our Integrated Report.

Performance and highlights of 2021

•	Reinforcing our commitment to being a positive transformation agent in society, in May 2021, we announced the goal of allocating, by 2025, R$250 billion to assets, sectors and activities promoting social andenvironmental benefits by means of corporate credit, advice on the capital market and sustainable financial solutions.
•	In 2021, we joined the Net-Zero Banking Alliance (NZBA), committing to decarbonize our loan and investment portfolios to achieve net-zero emissions by 2050.
•	We strengthened our sustainable business strategy, enhancing the support we give to our clients through the structuring of sustainability-linked bonds.

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•	We completed the first year of the Amazon Plan, an action plan comprising 10 measures integrated between Itaú, Santander and us to promote the sustainable development of the Amazon region, with a focus on three pillars: the environmental conservation and the development of the bioeconomy; the investment in sustainable infrastructure; and the guarantee of basic rights of the Amazonian population. An Advisory Board with seven experts recognized for their work on combating challenges in the region is responsible for guiding the measures and enhancing the results of the partnership. Further information on ourwork in the Amazon is available in our Integrated Report (full and summary versions – not incorporated by reference herein) and on the Sustainability website.

Maintaining our trajectory of improving ESG performance, we ended 2021 with important recognitions:

•	Fifth global position among the banks in the Dow Jones Sustainability Indexes, as the Brazilian bank with the best performance in the index;
•	Concept B in the evaluation of the CDP, maintaining performance above average;
•	ESG leadership, according to the MSCI ESG Ratings, with an AA rating;
•	Seventeenth consecutive participation in the Corporate Sustainability Index (ISE), of B3; and
•	Evaluated above the market average by the major ESG rating agencies: Vigeo Eiris – Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating, Sustainalytics’ ESG Ratings, among others.

More information can be accessed on the Investor Relations websites (bradescori.com.br) and Sustainability (bradescosustentabilidade.com.br).

c)     reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

7.6 – Relevant revenues coming from foreign countries

Bradesco does not get relevant revenues from its holdings in foreign countries.

7.7 – Effects of foreign control on activities

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

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7. Issuer’s activities

7.8 – Socio-environmental policies

In relation to socio-environmental policies, indicate:

a)	if the issuer discloses social and environmental information

Bradesco’s Integrated Report (full and summary versions) comprises main financial and non-financial actions and results based on topics considered most relevant to the Organization and its stakeholders.

In addition, specific contents are disclosed like the ESG presentation, the positioning on Climate Change and the paper on the incorporation of ESG issues. The content is available on the Investor Relations (bradescori.com.br) and Sustainability (bradescosustentabilidade.com.br) websites.

We have been recognised as one of the most transparent Brazilian companies in the dissemination of sustainability information, according to a study conducted by Transparency Observatory, a sub-division of the Global Reporting Initiative (GRI), which is an institution dedicated to the development of standards for sustainability reports.

b)	The methodology followed in preparing such information

To prepare the Report we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

The prioritization of more material themes follows our Framework of Relevance, built from the engagement of the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents graphically the most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

c)	If this information is audited or reviewed by an independent entity

The process of preparation and the information published in the document are ensured by KPMG Auditores Independentes.

d)	The page on the internet where this information can be found

More information about the Integrated Report, and Bradesco’s policies, practices and rules, is available on: www.banco.bradesco/ri and www.bradescosustentabilidade.com.br.

7.9 – Other relevant information

There is no other information deemed relevant at this time.

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8. Extraordinary business

8. Extraordinary business

8.1 – Extraordinary business

All disposals and acquisitions of assets that we consider relevant for the years 2021, 2020 and 2019 have been duly described in item 15.7 of this Reference Form.

8.2 – Significant alterations in the issuer’s manner of conducting business

In the years 2021, 2020 and 2019 there were no significant alterations in the issuer’s manner of conducting its business.

8.3 – Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant for the years 2021, 2020 and 2019 have been duly described in item 15.7 of this Reference Form.

8.4 – Other relevant information

There is no other information deemed relevant at this time.

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9. Relevant assets

9. Relevant assets

9.1 – Relevant non-current assets – others

a)	fixed assets, including those subject to rent or lease, identifying location
Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head Office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Internacional Plaza Building	Brazil	SP	São Paulo	Rented
Prime Av. Paulista	Brazil	SP	São Paulo	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented
Administrative Center – Vila Leopoldina	Brazil	SP	São Paulo	Rented
Guarulhos Airport	Brazil	SP	São Paulo	Rented
Santa Cecília	Brazil	SP	São Paulo	Rented
Nova Central	Brazil	SP	São Paulo	Rented
Administrative Center – Kennedy Building	Brazil	PR	Curitiba	Owned
Administrative Center – Vila Hauer II	Brazil	PR	Curitiba	Owned
b)	intangible assets such as patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, and the domain name on the internet

Reason for not completing the chart:

There are no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

140 – Reference Form – 2021

9. Relevant assets

c)	companies in which the issuer has participation:
Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	100.000000
12/31/2021	7.141028	-	5,854,422.53	Market value
12/31/2020	-3.479606	-	1,226,994,079.26	Book value	12/31/2021	15,039,520,000.00
12/31/2019	16.674166	-	331,365,898.31
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization and was established with the purpose of consolidating, developing and bringing focus to new niches in the domestic and international capital market.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2021	1.937807	-	457,300,000.00	Market value
12/31/2020	-1.043744	-	1,037,217,600.00	Book value	12/31/2021	11,428,693,000.00
12/31/2019	4.880269	-	40,800,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
12/31/2021	17.483941	-	13,046,882.48	Market value
12/31/2020	16.920921	-	13,546,479.15	Book value	12/31/2021	10,974,901,000.00
12/31/2019	21.473874	-	314,500,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium with the real estate, cars, trucks, tractors sectors, machinery and equipment.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2021	-5.438952	-	21,861,796.09	Market value
12/31/2020	2.072185	-	176,800,000.00	Book value	12/31/2021	3,284,526,000.00
12/31/2019	1.175931	-	21,250,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing sector.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S.A.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	100.000000
12/31/2021	-18.914570	-	1,329,074,018.53	Market value
12/31/2020	-4.805375	-	1,953,537,139.77	Book value	12/31/2021	27,094,956,000.00
12/31/2019	16.510591	-	6,173,592,856.12
Reasons for the acquisition and maintenance of such participation
A company formed with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization sector, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

141 – Reference Form – 2021

9. Relevant assets

9.2 – Other relevant information

Item 9.1.a)

The properties described in item 9.1.a regarded as “rented” property, are properties owned by companies controlled by Bradesco.

Item 9.1.c)

The amount of received dividends and interest on own capital, the net income tax is to be considered.

These are the events that impacted the variations of the accounting value of each Company presented:

Banco Bradesco BBI S.A.:

•	On May 28, 2021, the Central Bank of Brazil approved the Special Shareholders’ Meeting of April 26, which resolved to increase the share capital of R$300,000 thousand through the capitalization of part of the balance of “Profit Reserve – Statutory”, without issuing shares;
•	On September 8, 2020, the Central Bank of Brazil approved the Special and Annual Shareholders’ Meeting of July 15, 2020, which approved the increase of the share capital, through the use of part of the balance of “Profit Reserve – Statutory” in the amount of R$300,976 thousand, without issuing shares; and
•	On April 7, 2020, the Central Bank of Brazil approved the reduction of capital deliberated in the Special Shareholders’ Meeting of January 29, 2020, to the sum of R$1,122,919 thousand, without the cancellation of shares, in order to adjust the value of the Institution’s own capital that is excessive regarding its effective needs. After the approval of the process, the Share Capital became R$6,199,024 thousand. The reduction was achieved through the delivery of property investment of this Institution, represented by 14,271 shares issued by Ágora Corretora de Títulos e Valores Mobiliários S.A., which was delivered to Tibre Holdings Ltda. (current Ágora Investimentos S.A.), which was later represented by 822,361 shares issued by Tibre Holdings Ltda. (current Ágora Investimentos S.A.), was delivered to Banco Bradesco S.A.

Bradesco Administradora de Consórcios Ltda.:

•	On April 28, 2021, the Company’s Private Instrument to Change the Articles of Association decided to increase the share capital by R$774,573 thousand, raising it from R$4,325,427 thousand to R$5,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserve – Statutory” of R$774,573 thousand, with the creation of 774,572,977 quotas, with a nominal value of R$1.00 each. The process was approved by the Central Bank of Brazil on July 28, 2021.
•	On April 30, 2020, the Company’s Private Instrument to Change the Articles of Association decided to increase the share capital by R$725,427 thousand, raising it from R$3,600,000 thousand to R$4,325,427 thousand, through the capitalization of part of the balance of the account “Profit Reserve – Legal Reserve” of R$140,000 thousand and “Profit Reserve – Statutory” of R$725,427 thousand, with the creation of 725,427,000 quotas, with a nominal value of R$1.00 each. The process was approved by the Central Bank of Brazil on June 30, 2020; and
•	On April 30, 2019, the Company’s Private Instrument to Change the Articles of Association decided to increase the share capital by R$604,426 thousand, raising it from R$2,995,574 thousand to R$3,600,000 thousand, through the capitalization of part of the balance of the account “Profit Reserve – Legal Reserve” of R$140,000 thousand and “Profit Reserve – Statutory” of R$464,426 thousand, with the creation of 604,426,116 quotas, with a nominal value of R$1.00 each. The process was approved by the Central Bank of Brazil on June 18, 2019.

142 – Reference Form – 2021

9. Relevant assets

Bradseg Participações S.A.:

•	On May 31, 2021, through a Special Shareholders’ Meeting, the partial division of the Company’s shareholders’ equity was approved, through the transfer of the investments represented by: a) Companhia Brasileira de Gestão e Serviços at the book value of R$315,425; b) 661,999,999 shares, of Novamed Gestão de Clínicas Ltda., for the book value of R$577,394; c) 20,870,945 of common, book entry nominative shares, without par value, issued by Bradesco Saúde S.A., for the book value of R$9,302,643; d) 245,630,543 of common, book entry nominative shares, without par value, issued by Bradesco Saúde – Operadora de Planos S.A., for the book value of R$168,879; and e) 71,312,214 common, book entry nominative shares, without par value, issued by Fleury S.A., at the book value of R$1,174,842 for the invested companies Bradesco Gestão de Clínicas S.A. and Bradesco Diagnósticos em Saúde S.A. The operation resulted in a reduction in share capital of R$11,539,183, without any change in the number of shares. The partial split occurred through the issuance of the accounting shareholders’ equity evaluation report, prepared for the reference date of April 30, 2021.
•	On July 31, 2020, at the Special Shareholders’ Meeting, a share capital increase of R$491,187 was decided increasing from R$17,729,994 to R$18,221,181, with the issue of 114 shares in favor of the shareholder Banco Bradesco.
•	On December 27, 2019, the Special Shareholders’ Meeting resolved a share capital increase in the amount of R$177,163, from R$17,552,831 to R$17,729,994, with the issue of 39 common, book entry nominative shares, without par value, by the shareholder Banco Bradesco S.A. with the agreement of Tapajos Holdings Ltda.;
•	On June 24, 2019, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$177,894, from R$17,374,937 to R$17,552,831, without issuing new common, book entry nominative shares, without par value, by the shareholder Banco Bradesco S.A. with the agreement of Tapajos Holdings Ltda.;
•	On May 29, 2019, the Special Shareholders’ Meeting resolved a capital reduction in the amount of R$33,852, from R$17,408,789 to R$17,374,937, without cancellation of shares, in order to adjust the value of the Company’s equity that was excessive to its effective needs.

143 – Reference Form – 2021

10. Officers’ notes

10. Officers’ notes

10.1 – General Financial and Equity Conditions

a)	general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-term.

The Officers’ analysis is based on information from the last three financial statements on the balance sheet date in accordance with international accounting standards (IFRS – International Financial Reporting Standards), as follows:

2021

The economic recovery was consolidated in the first half of 2021, due to advances in vaccination, pandemic control and economic stimuli. From the second half of the year, we noted that the Brazilian economy showed more moderate impetus. This loss of economic breath is largely due to the reduction of available income due to the acceleration of inflation. The widespread rise in prices last year imposed important challenges for the monetary policy, leading to an increase in the Selic rate. In order to coordinate inflation expectations and to make inflation converge to lower levels, the Central Bank of Brazil has signaled that it will take the Selic to a significantly contractive terrain.

In a perspective, the deceleration of inflation should contribute to the expansion of consumption. The full reopening of the economy will allow jobs to be created and the unemployment rate to fall, in contrast to the partially closed economy of 2021.

The National Financial System continues working effectively and sustainably expanding the credit, both for families and for businesses. The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and the growth potential in the country.

In the global scenario, the economic activity continues to show favorable growth. The control of the pandemic and the regularization of productive chains are important vectors for the maintenance of the recovery. In addition, the possibility that monetary tightening will be faster in the US. Given this, emerging economies, especially those most vulnerable in fiscal and external accounts, can be impacted.

In 2021, the net income was R$23.381 billion in the fiscal year, corresponding to a profitability of 15.8% on the average shareholders’ equity. The return on Average Total Assets was 1.4%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$149.777 billion and the total of the assets stood at R$1.676 trillion.

Loan and Fundraising Operations and Resource Management

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. The policy we have guides management’s actions, which is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

Agribusiness: we are featured among the biggest financiers in this niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

144 – Reference Form – 2021

10. Officers’ notes

Onlendings: leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: we are one of the most relevant in this market, maintaining a commitment to meet the demand of the sector, financing both the construction industry and the acquisition of property by the final borrowers, they have 100% digital hiring for residential properties and digitizing of the processes carried out through real estate partners by means of APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

Individual (mass-market): highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping the clients’ needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the fiscal year:

•	R$613.834 billion was the balance at the end of the year, reflecting the increase in operations with: (i) legal entities that had a growth of 14.3% in comparison to 2020, highlighting the increase of 20.8% in loans (including working capital, rural credit and others); and (ii) Individuals that had a growth of 24.9% in comparison to 2020, with highlights to: (a) 38.3% in real estate financing and (b) 20.9% in payroll-deductible loans;
•	R$569.726 billion in deposits from clients, including: demand deposits, savings deposits and time deposits, presenting a 4.5% increase compared to the previous year;
•	R$286.387 billion in technical provisions of insurance and social security, an evolution 2.5% higher than the previous year;
•	R$279.009 billion in financial institution resources, na increase of 4.4%, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;
•	R$54.451 billion in subordinated debts, of which R$48.204 billion were issued in the country and R$6.247 billion issued abroad; and
•	R$166.229 billion in resources from issuing securities, of which R$155.243 billion were issued in the country and R$10.986 billion were issued abroad.

In December 2021, our market value, considering the closing prices of the common and preferred shares, totaled R$171.480 billion, representing 1.2 times the shareholder’s equity of December 2021.

2020

In 2020, we experienced a period of great challenges and uncertainties arising from the Covid-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We are going through an unprecedented moment, a unique situation, in which the flow of new information is intense and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis. The scenario that emerged for the Brazilian economy was very different to the one predicted at the beginning of 2020. Even though the Country has advanced structurally, it was not immune to a crisis of this magnitude. It is important that we move forward to minimize the loss of human life, firstly, and the economic loss, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

145 – Reference Form – 2021

10. Officers’ notes

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate, in August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The second half of 2020 was a period of recovery for the Brazilian economy. This process, evidenced in indicators related to production, demand, confidence and generation of jobs, has been consistent, reflecting the adoption of stimuli of different natures. In some cases, the most recent data pointed to levels even higher than those observed prior to the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in the Country and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and expanding the credit sustainably, both for families and for businesses, helping them overcome the difficulties caused by the pandemic. The maintenance of the public spending ceiling and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment returning to normality in the global economy, Brazil tends to be benefited by the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue on course, favored by the beginning of the vaccination in several regions, political transition in the USA and by the continued expansion of the Chinese economy.

In 2020, the net income was R$16.034 billion in the fiscal year, corresponding to a profitability of 11.7% on the average shareholders’ equity. The return on Average Total Assets was 1.1%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$145.620 billion and the total of the assets stood at R$1.605 trillion.

Loan Operations and Funding and Asset Management

Our broad diversity of products offered through digital channels, branch network, multi-platform allows us to offer loans or direct financing or in strategic partnerships with the various business chains, keeping the focus on improving the clients’ experience and assessing their real needs. We expanded and diversified our offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability, and the policy we have guides management’s actions and is constantly updated and consistent with the economic reality. It is worth mentioning that in 2020 we reinforced our operations, especially in real estate financing, with the acquisition of BAC Florida Bank (Bradesco BAC Florida Bank), which has a one-stop platform of banking products and services and of investments in the United States, a differential in relation to our main competitors.

We highlighted some of the lines:

Agribusiness: we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Onlendings: leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

146 – Reference Form – 2021

10. Officers’ notes

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Details of performance on our loans and our sources of funding are given below:

•	R$513.217 billion was the balance, at the end of the year, of loans and advances to clients, presenting an evolution of 12.2% in comparison to the previous period, highlighting the progress of legal entities which showed a growth of 13.1% in relation to 2019, highlighting the increase of 57.9% in working capital; and individuals that showed a growth of 11.3% in comparison to 2019, with highlights to: 33.7% in real estate financing and 10.7% in payroll-deductible loans;
•	R$545.293 billion in deposits from clients, including: demand deposits, savings and time deposits, an increase of 48.9% in comparison to the previous year, we highlight the balance of time deposits, which grew by R$143.581 billion during the period;
•	R$279.465 billion in technical provisions for insurance and pension plans, a 4,2% increase compared to the previous year;
•	R$267.280 billion in deposits from banks, an increase of 17.3%, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;
•	R$53.246 billion in subordinated debt, R$38.893 billion being issued in Brazil and R$14.353 billion issued abroad; and
•	R$144.904 billion in funds from the issuance of securities, with R$133.679 billion being issued in Brazil and R$11,225 billion issued abroad.

In December 2020, our market value, considering the closing prices of the common and preferred shares, totaled R$226.778 billion, representing 1.6 times the Shareholder’s Equity of December 2020.

2019

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform.

Currently, we are experiencing a period of great challenges and uncertainties arising from the Covid-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We are going through an unprecedented moment, a unique situation, in which the flow of new information is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis.

The scenario that is emerging for the Brazilian economy is very different to the one predicted at the beginning of the year. Even though the Country has advanced structurally, it is not immune to a crisis of this magnitude. It is important that we move forward to minimize the losses of human life (first of all) and economic losses, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

Our structural vision in relation to the Country has not changed. We continue seeing opportunities in broader horizons. The dimension of what needs to be done regarding the crisis is still uncertain and, therefore, it is necessary to monitor the evolution of the cases and measures proposed by the government and private sector, to estimate the consequences of the pandemic. It is essential that, once the crisis is over, we resume the reformist agenda and the control of public spending, so that the potential for economic growth is higher, in a sustainable way, with inflation and low interest rates.

147 – Reference Form – 2021

10. Officers’ notes

Governments and central banks around the world have responded to the crisis on a large scale. Even so, in 2020 the global GDP should record a recession not seen since the 1930s. All forecasting exercises, however, contain a high degree of uncertainty at the present moment. We do not know, yet, what will be the horizon of reopening of the economies, whether there will be a quick resumption and if the habits of economic agents will have changed. Whatever happens, we are confident that this period will be overcome with the cooperation and efforts of all.

In 2019, the net income was R$21.173 billion in the fiscal year, corresponding to a profitability of 16.0% on the average shareholders’ equity. The return on the average total assets amounted to 1.6%. The consolidated shareholders’ equity attributed to the controlling shareholders reached R$135.099 billion and the total balance of the assets was R$1.379 trillion.

Loan Operations and Funding and Asset Management

Our policy guides management actions and is constantly updated and consistent with the economic reality. We follow with the expansion and diversification of offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains.

Below we have reported the performance of our loans and our funding sources:

•        R$457,392 billion was the balance, at the end of the year, of loans and advances to clients, with an evolution of 11.2% in relation to the previous period, highlighting the evolution of 19.7% in operations for individuals: (i) 15.7% in real estate financing; (ii) 22.0% in vehicle financing; (iii) 23.1% in payroll-deductible loan operations; (iv) 44.4% in personal loan operations; and (v) 13.5% in credit card transactions. The operations with legal entities evolved 3.7% in the period, with emphasis on vehicle financing operations, which increased by 53.8%;

•        R$366,228 billion in client resources, comprising: demand deposits, savings and long-term deposits, presenting an increase of 7.5% on the previous year;

•        R$268.303 billion in technical provisions of insurance and social security, an evolution 6.6% higher than the previous year;

•        R$227.820 billion in financial institution resources, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;

•        R$49.314 billion in subordinated debts, of which R$38.186 billion were issued in the country and R$11.128 billion issued abroad; and

•        R$170.728 billion in resources from issuing securities, of which R$167.352 billion were issued in the country and R$3.376 billion were issued abroad.

In December 2019, our market value, considering the closing prices of the common and preferred shares, was R$282.075 billion, with an evolution of 16.3% over December 2018, representing 2.1 times the shareholders’ equity in December 2019.

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders’ equity (ROAE) and the return on average assets (ROAA), are presented in item 10.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 10.1.d, 10.1.e, 10.1.f and 10.1.h.

I.	Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

148 – Reference Form – 2021

10. Officers’ notes

The calculation of our Basel Ratio is shown below:

				R$ million
Calculation Basis	Basel III			Variation
	Prudential Conglomerate
	Dec21	Dec20	Dec19	Dec21 x Dec20		Dec20 x Dec19
				R$	%	R$	%
Regulatory Capital	150,236	135,724	125,275	14,513	10.7	10,449	8.3
Tier I	130,565	118,282	100,832	12,283	10.4	17,450	17.3
Common equity	119,107	108,982	91,272	10,125	9.3	17,710	19.4
Shareholders’ equity	147,121	143,703	133,723	3,418	2.4	9,980	7.5
Non-controlling interests / Other	(27)	164	106	(191)	(116.6)	58	54.4
Phase-in arrangements provided for Resolution No. 4,192/13	(27,987)	(34,885)	(42,558)	6,898	(19.8)	7,673	(18.0)
Additional capital	11,459	9,300	9,560	2,159	23.2	(260)	(2.7)
Tier II	19,671	17,442	24,444	2,229	12.8	(7,002)	(28.6)
Subordinated debt (according to Resolution No. 4,192/13)	19,671	16,274	21,324	3,397	20.9	(5,050)	(23.7)
Subordinated debt (prior Resolution No. 4,192/13)	-	1,168	3,119	(1,168)	(100.0)	(1,952)	(62.6)
Risk-weighted assets - RWA	953,326	858,693	759,051	94,632	11.0	99,642	13.1
Credit risk	873,737	779,589	680,908	94,148	12.1	98,681	14.5
Operational Risk	71,594	64,414	64,572	7,180	11.1	(158)	(0.2)
Market risk	7,995	14,691	13,571	(6,695)	(45.6)	1,119	8.2
Total Ratio	15.8%	15.8%	14.6%	-	p.p.	1.2	p.p.
Tier I capital	13.7%	13.8%	13.3%	(0.1)	p.p.	0.5	p.p.
Common equity	12.5%	12.7%	12.0%	(0.2)	p.p.	0.7	p.p.
Additional capital	1.2%	1.1%	1.3%	0.1	p.p.	(0.2)	p.p.
Tier II capital	2.1%	2.0%	3.2%	0.1	p.p.	(1.2)	p.p.
Subordinated debt (according to CMN Resolution No. 4,192/13)	2.1%	1.9%	2.8%	0.2	p.p.	(0.9)	p.p.
Subordinated debt (prior to CMN Resolution No. 4,192/13)	0.0%	0.1%	0.4%	(0.1)	p.p.	(0.3)	p.p.

Maintaining high levels in all the periods (2021, 2020 and 2019), remaining above the regulatory limits, even with the increase in risk-weighted assets (RWA), given the strong growth of the loan portfolio, and payment of interest on own capital and dividends.

II.	Operating Coverage Ratio

R$ million
Calculation Basis	2021	2020	2019	Variation
				2021 x 2020		2020 x 2019
				R$	%	R$	%
Personnel expenses	(20,014)	(18,965)	(21,144)	(1,049)	5.5	2,179	(10.3)
Administrative Expenses	(15,993)	(15,484)	(16,490)	(509)	3.3	1,006	(6.1)
Total (A)	(36,007)	(34,449)	(37,633)	(1,558)	4.5	3,184	(8.5)
Net fee and commission income (B)	26,033	24,936	25,338	1,097	4.4	(402)	(1.6)
Operating Coverage Ratio (B)/(A)	72.3%	72.4%	67.3%	-0.1 p.p.		5.1 p.p.

In the comparison between 2021 and 2020, the operating coverage ratio presented a reduction of 0.1 p.p., reflecting the higher personnel expenses, with highlights for: (i) proceeds and charges, a reflection of the collective bargaining agreement that occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020); and (ii) employee participation in income, resulting from the growth of net income and performance of the business areas.

In the comparison between 2020 and 2019, the scenario of improvement, which demonstrated an increase of 5.1 p.p. in this indicator in 2020, is a reflection of the Management’s actions to maintain a strong cost control, mainly related to the reduction of operating expenses, coupled with the maintenance of fee and commission income, which were impacted by the economic scenario caused by the pandemic.

Regarding the variations presented for fee and commission income, payroll and related benefits and administrative expenses comments are included in item 10.1.h.

149 – Reference Form – 2021

10. Officers’ notes

III.	Indicators of loans and overdue advance payments and expected loss from loans and advance payments

We will only use some of these indicators to monitor and support the decision-making process in relation to the loan operations and advance payments.

The following tables show a summary of our loans and advances indicators:

				R$ million (unless otherwise stated)
Indicators of losses on loans and advances and non-performing loans overdue for over 60 days	2021	2020	2019	Horizontal Analysis
				2021 x 2020		2020 x 2019
				R$	%	R$	%
Non-performing loans and advances to customers, over 60 days	20,996	14,597	19,008	6,399	43.8	(4,411)	(23.2)
Foreclosed assets	1,196	14,597	1,357	(13,401)	(91.8)	13,240	975.7
Total non-performing loans and advances to customers and foreclosed assets	22,192	29,194	20,365	(7,002)	(24.0)	8,829	43.4
Total loans and advances to clients	613,834	513,217	457,392	100,617	19.6	55,824	12.2
Expected credit losses for loans and advances (1)	40,801	39,579	33,864	1,222	3.1	5,715	16.9
Non-performing loans and advances as a percentage of total loans and advances to clients	3.4	2.8	4.2	0.6 p.p.		-1.4 p.p.
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to clients	3.6	5.7	4.5	-2.1 p.p.		1.2 p.p.
Expected credit losses for loans and advances as a percentage of total loans and advances to clients	6.6	7.7	7.4	-1.1 p.p.		0.3 p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to clients	194.3	271.1	178.2	-76.8 p.p.		93.0 p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to clients and foreclosed assets	183.9	135.6	166.3	48.3 p.p.		-30.7 p.p.
Net charge-offs for the period as a percentage of the average balance of loans and advances to clients (including non-performing loans and advances)	1.6	2.3	2.1	-0.7 p.p.		0.2 p.p.
(1) Consider expected losses on loans, commitments to be released and financial guarantees provided; and
(2) Total net value written off divided by average total assets.

						R$ million
Changes of balance for impairment of loans and advances	2021	2020	2019	Horizontal Analysis
				2021 x 2020		2020 x 2019
				R$	%	R$	%
Balance at the beginning of the year	45,757	38,152	34,376	7,605	19.9	3,776	11.0
Expected credit loss for loans and advances (1) (2)	15,349	24,631	20,441	(9,282)	(37.7)	4,190	20.5
Loan charge-offs	(14,924)	(17,026)	(16,665)	2,102	(12.3)	(361)	2.2
Expected credit losses for loans and advances at the end of the year	46,182	45,757	38,152	425	0.9	7,605	19.9
Ratio of expected credit losses for loans and advances to average loans and advances to customers	2.8	5.1	4.9	-2.3 p.p.		0.1 p.p.
(1) Its consider expected losses from commitments to released, financial guarantees provided and income from credit recovery.
(2) Does not include Revenue from credit recovery in the amount of R$ 5,919 million in 2020 (R$ 7,909 million in 2019) that in the BR GAAP are allocated in Other Operating Income, while in the IFRS they are allocated in Expected Loss on Loans and Advances.

150 – Reference Form – 2021

10. Officers’ notes

In 2021, our expected losses on loans and advances decreased by 37.7%, reflecting mainly the strengthening of the provision related to the adverse economic scenario carried out in the course of 2020. Our level of losses/write-offs with loans, net of recoveries, reached 1.6% in comparison to the average balance of loans and advances to clients in 2021 (2.3% in 2020).

Our loans and advances portfolio to clients increased by 19.6%, from R$513,217 million in 2020 to R$613,834 million in 2021, a reflection of the increase in operations related to: (i) legal entities, with a growth of 14.3% in comparison to 2020, highlighting the increase of 20.8% in loans (including working capital, rural credit and others); and (ii) individuals, with a growth of 24.9% in comparison to 2020, with highlights to: (a) 38.3% in real estate financing and (b) 20.9% in payroll-deductible loans.

We believe that our expected losses on loans and advances are sufficient to cover futures losses, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected loan loss in relation to the overdue operations over 60 days, which at the end of 2021 was 220.0% (313.5% in 2020).

In 2020, our expenses with expected losses on loans and advances increased by 20.5%, reflecting mainly the strengthening of the provision related to the adverse economic scenario carried out in the course of 2020, with the aim of absorbing the impacts of a worsening of the economic scenario that could lead to an increase in the level of delinquency, as a result of the bankruptcy of companies, increase in the rate of unemployment, as well as the deterioration of the value of guarantees, in addition to the growth of our loan portfolio. It is worth noting that our level of provisioning still reflects our expectation of losses in different economic scenarios, and it’s based on statistical models. Our level of losses/write-offs with loans, net of recoveries, reached 2.3% in comparison to the average balance of loans and advances to clients in 2019 (2.1% in 2019 and 3.1% in 2018).

Our loans and advances portfolio to clients increased by 12.2% from R$457,392 million in 2019 to R$513,217 million in 2020, a reflection of the increase in operations related to: (i) legal entities that had a growth of 13.1% in comparison to 2019, highlighting the increase of 57.9% in working capital; and (ii) Individuals that had a growth of 11.3% in relation to 2019, with highlights to: (a) 33.7% in real estate financing and (b) 10.7% in payroll-deductible loans.

b)	capital structure

Analyzing the following tables, we understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last three years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

151 – Reference Form – 2021

10. Officers’ notes

			R$ billion
Capital Structure	Dec21	Dec20	Dec19
Capital Stock	83.1	79.1	75.1

			In thousands
Number of Shares (1)	Dec21	Dec20	Dec19
Common	48,705,792	44,351,066	40,319,151
Preferred	48,485,003	44,351,061	40,319,146
Total	97,190,796	88,702,127	80,638,297
Treasury Stocks (ON - Common)	17,494	7,307	6,643
Treasury Stocks (PN - Preferred)	12,051	27,379	24,890
Subtotal – Outstanding shares	97,161,251	88,667,441	80,606,765
(1) Considers the bonuses that occurred in each period due to the capital increase.
	R$ million
Standard of Financing	2021	% in relation to total liabilities	2020	% in relation to total liabilities	2019	% in relation to total liabilities
Shareholders' equity attributable to controlling shareholders	149,777	8.9%	145,620	9.1%	135,099	9.8%
Third-Party Portfolio (1)	1,525,795	91.1%	1,459,034	90.9%	1,243,428	90.2%
Total liabilities	1,675,572	100.0%	1,604,654	100.0%	1,378,528	100.0%
(1) Adjusted total liabilitiess excluding shareholder´s equity.

c)	capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last three fiscal years, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

152 – Reference Form – 2021

10. Officers’ notes

Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			Over 5 years			No stated maturity			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Assets
Cash and balances with banks	108,602	107,603	109,611	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	108,602	107,603	109,611
Financial assets at fair value through profit or loss	10,942	16,515	238,533	17,112	23,111	1,657	40,829	21,495	698	202,449	165,167	6,740	47,867	36,104	2,132	17,361	13,595	-	336,561	275,987	249,760
Financial assets at fair value through other comprehensive income	33,530	17,130	10,143	5,103	26,482	21,138	5,530	16,341	9,605	49,468	67,420	100,201	90,063	43,319	41,412	9,823	15,150	9,951	193,517	185,842	192,450
Loans and advances to customers, net of impairment	75,619	48,686	58,050	135,854	114,058	106,579	81,035	65,199	66,090	206,697	245,685	149,779	73,827	8	43,031	-	-	-	573,033	473,637	423,529
Loans and advances to banks, net of impairment	61,843	168,750	48,010	11,936	14,028	5,636	6,813	2,915	3,219	2,835	5,731	2,218	-	-	-	-	-	-	83,427	191,425	59,084
Securities, net of provision for losses	17,142	127	34,409	10,882	20,225	21,262	11,026	16,939	16,050	87,144	79,728	46,630	52,625	62,605	48,568	-	-	-	178,819	179,624	166,918
Other financial assets (1)	52,932	36,952	42,308	732	734	116	553	319	500	6,936	11,576	10,564	3,259	2,836	2,613	-	-	-	64,411	52,416	56,102
Total financial assets	360,610	395,763	541,065	181,619	198,638	156,387	145,785	123,209	96,162	555,529	575,306	316,132	267,641	144,873	137,757	27,184	28,745	9,951	1,538,369	1,466,533	1,257,453
Percentage in relation to Total	23.4	27.0	43.0	11.8	13.5	12.4	9.4	8.4	7.6	36.1	39.2	25.1	17.4	9.9	11.0	1.8	2.0	0.8	100.0	100.0	100.0
Liabilities
Financial liabilities at amortized cost
Deposits from banks	222,595	221,468	174,921	26,500	18,320	21,892	11,879	9,945	11,485	13,943	17,548	19,521	4,093	-	-	-	-	-	279,009	267,280	227,820
Deposits from customers (2)	222,969	202,956	163,313	47,974	50,519	20,878	61,694	54,369	41,249	236,870	237,449	140,787	219	-	-	-	-	-	569,726	545,293	366,228
Securities issued	3,403	2,461	5,534	41,954	33,338	37,546	17,751	34,366	43,157	96,978	74,738	84,491	6,141	-	-	-	-	-	166,229	144,904	170,728
Subordinated debt	4	8,308	2	6,317	23	38	5,487	384	281	22,015	34,972	39,432	9,170	-	-	11,459	9,560	9,560	54,451	53,246	49,314
Other financial liabilities (3)	56,642	49,616	49,690	18,772	14,456	13,313	5,300	1,225	4,437	5,525	7,971	9,071	169	2,260	2,611	-	-	-	86,407	75,528	79,121
Financial liabilities at fair value through profit or loss	8,202	5,462	2,941	486	1,064	795	729	938	472	3,810	11,233	10,037	1,039	-	-	-	-	-	14,265	18,698	14,244
Provision for Expected Credit Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Commitments	-	-	-	-	-	-	-	-	-	3,315	3,859	2,318	-	-	-	-	-	-	3,315	3,859	2,318
Financial guarantees	-	-	-	-	-	-	-	-	-	2,066	2,319	1,970	-	-	-	-	-	-	2,066	2,319	1,970
Insurance technical provisions and pension plans (2)	238,210	234,915	228,231	-	-	2,374	-	-	1,035	48,177	44,551	36,663	-	-	-	-	-	-	286,387	279,465	268,303
Total Financial Liabilities	752,024	725,186	624,631	142,003	117,720	96,836	102,840	101,225	102,116	432,700	434,640	344,291	20,830	2,260	2,611	11,459	9,560	9,560	1,461,856	1,390,592	1,180,045
Percentage in relation to Total	51.4	52.1	52.9	9.7	8.5	8.2	7.0	7.3	8.7	29.6	31.3	29.2	1.4	0.2	0.2	0.8	0.7	0.8	100.0	100.0	100.0
(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;
(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and
(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

153 – Reference Form – 2021

10. Officers’ notes

d)	financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Executive Treasury Committee for the Asset and Liability Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Executive Treasury Committee for the Asset and Liability Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Executive Treasury Committee for the Asset and Liability Management assesses our risk position every two weeks.

154 – Reference Form – 2021

10. Officers’ notes

The following table shows, as of the dates indicated, our sources of funding, as well as other non-interest-bearing liabilities:

									R$ million
	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 X 2020		2020 X 2019
							R$	%	R$	%
Savings deposits	139,341	136,698	114,178	9.1	9.4	9.2	2,643	1.9	22,520	19.7
Time deposits (1)	378,427	359,144	215,136	24.8	24.6	17.3	19,283	5.4	144,008	66.9
Obligations for repurchase agreements	222,575	217,108	174,100	14.6	14.9	14.0	5,467	2.5	43,008	24.7
Borrowings and onlendings	50,271	47,781	51,743	3.3	3.3	4.2	2,490	5.2	(3,962)	(7.7)
Funds from Issuance of Securities	166,229	144,904	170,728	10.9	9.9	13.7	21,325	14.7	(25,824)	(15.1)
Subordinated debt	54,451	53,246	49,314	3.6	3.7	4.0	1,205	2.3	3,932	8.0
Insurance technical provisions and pension plans	286,387	279,465	268,303	18.8	19.2	21.6	6,922	2.5	11,162	4.2
Total interest-bearing liabilities	1,297,681	1,238,346	1,043,502	85.1	84.9	84.0	59,335	4.8	194,844	18.7
Demand deposits	58,122	51,841	38,890	3.8	3.6	3.1	6,281	12.1	12,951	33.3
Other non-interest-bearing liabilities	169,542	168,348	160,593	11.1	11.5	12.9	1,194	0.7	7,755	4.8
Total non-interest-bearing liabilities	227,664	220,189	199,483	14.9	15.1	16.0	7,475	3.4	20,706	10.4
Total liabilities	1,525,345	1,458,535	1,242,985	100.0	100.0	100.0	66,810	4.6	215,550	17.3

Total deposits	575,890	547,683	368,204	37.8	37.6	29.6	28,207	5.2	179,479	48.7

(1) It includes interbank deposits.

Deposits

Our principal source of funding is deposits from individuals and legal entities in Brazil. As of December 31, 2021, our deposits totaled R$575.9 billion, representing 37.8% of our total liabilities (37.6% in 2020 and 29.6% in 2019).

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions; and
•	accounts for salary purposes.

Funding in the open market

Funding in the open market consists mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from banking correspondents for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

The obligations for onlending consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

155 – Reference Form – 2021

10. Officers’ notes

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

In the comparison between the years 2021 and 2020, the balance of our bonds for loans and onlending grew by 5.2% due to the exchange rate variation in the period.

In 2020, the balance of loan and onlending operations declined in comparison to the balance of 2019, due to exchange rate variations in the period that impacted the balances of funds raised abroad.

Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

•	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and legal entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:
o	Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and
o	Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified Investors.
•	Letters of credit for real estate: securities for Individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;
•	Letters of credit for agribusiness: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
•	Letters of credit guaranteed by property: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system.

The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

									R$ million
	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 X 2020		2020 X 2019
							R$	%	R$	%
Financial bills	79,752	81,589	120,518	48.0	56.3	70.6	(1,837)	(2.3)	(38,929)	(32.3)
Real estate credit notes	41,462	27,601	27,019	24.9	19.0	15.8	13,861	50.2	582	2.2
Agrobusiness notes	17,300	14,695	13,150	10.4	10.1	7.7	2,605	17.7	1,545	11.7
Letter of credit property guaranteed	13,937	7,931	5,540	8.4	5.5	3.2	6,006	75.7	2,391	43.2
Securities issued through securitization	9,136	9,112	1,968	5.5	6.3	1.2	24	0.3	7,144	363.0
Euronotes	1,850	2,113	1,408	1.1	1.5	0.8	(263)	(12.4)	705	50.1
Structured Operations Certificates	2,792	1,863	1,125	1.7	1.3	0.7	929	49.9	738	65.6
Total	166,229	144,904	170,728	100.0	100.0	100.0	21,325	14.7	(25,824)	(15.1)

156 – Reference Form – 2021

10. Officers’ notes

The increase in securities issuance resources, in the comparison between 2021 and 2020, was due to the development of the balances of the letters of credit for real estate in the amount of R$13,861 million and the letters of credit guaranteed by property in the amount of R$6,006 million.

In the comparison between 2020 and 2019, the balance of resources from bills had a reduction of 15.1% due to the fall in the balances of the financial bills, in the sum of R$38,929 million.

Subordinated debt

The variations presented in the balances of December 2021, 2020 and 2019 in subordinated debts, reflect the issuing/ maturities of the debts in the periods.

Technical reserves

The variations presented in the balances of December 2021, 2020 and 2019 for technical provisions are related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)	financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

•	demand deposits, savings and time deposits, as well as interfinancial deposits; and
•	open-market borrowing, loan bonds and onlending operations, resources from issuing of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In relation to liquidity risk, in 2015 the National Monetary Council (CMN) issued Resolution No. 4,401/15 addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil published Resolution No. 4,616/17 and Circular No. 3,869/17 about the Net Stable Funding Ratio (NSFR), which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR). The purpose of the Liquidity Coverage Ratio (LCR) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (NSFR) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Circular No. 3,930/19 of the Central Bank of Brazil, which deals with the Pillar 3 Report and revoked part of Circular No. 3,869/17, concerning the disclosure of NSFR information, was revoked by Resolution BCB No. 54/20, which passed disciplinary action on the publication of the Pillar 3 Report. As a result of the unfolding of the Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

157 – Reference Form – 2021

10. Officers’ notes

The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3.987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Subsequently, BCB Resolution No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the rate of compulsory deposits on term deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lower impact resulted in response to the facts resulting from the Covid-19 pandemic.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “Redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

f)	indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity; (ii) fixed assets, which limits to 50% of the Reference Equity amount the total funds invested in Permanent Assets; (iii) exposure by client, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by client; (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount; and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

158 – Reference Form – 2021

10. Officers’ notes

g)	limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)	significant changes to each item of financial statements

Below, we present our Balance Sheet and Income Statement.

159 – Reference Form – 2021

10. Officers’ notes

Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2021, 2020 and 2019:

									R$ million
	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 x 2020		2020 x 2019
							R$	%	R$	%
Assets
Cash and balances with banks	108,602	107,603	109,611	6.5	6.7	8.0	999	0.9	(2,008)	(1.8)
Financial assets at fair value through profit or loss	336,561	275,987	249,760	20.1	17.2	18.1	60,574	21.9	26,227	10.5
Financial assets at fair value through other comprehensive income	193,517	185,842	192,450	11.5	11.6	14.0	7,675	4.1	(6,608)	(3.4)
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	83,427	191,425	59,084	5.0	11.9	4.3	(107,998)	(56.4)	132,341	224.0
- Loans and advances to customers, net of provision for losses	573,033	473,637	423,529	34.2	29.5	30.7	99,395	21.0	50,108	11.8
- Securities, net of provision for losses	178,819	179,624	166,918	10.7	11.2	12.1	(805)	(0.4)	12,706	8
- Other financial assets	64,411	52,416	56,101	3.8	3.3	4.1	11,995	22.9	(3,685)	(6.6)
Non-current assets held for sale	1,196	1,202	1,357	0.1	0.1	0.1	(6)	(0.5)	(155)	(11.4)
Investments in associates and joint ventures	7,558	7,387	7,636	0.5	0.5	0.6	171	2.3	(249)	(3.3)
Premises and equipment, net	13,513	14,071	14,659	0.8	0.9	1.1	(558)	(4.0)	(588)	(4.0)
Intangible assets and goodwill, net	14,911	14,669	14,725	0.9	0.9	1.1	242	1.6	(56)	(0.4)
Taxes to be offset	13,287	15,330	15,686	0.8	1.0	1.1	(2,044)	(13.3)	(356)	(2.3)
Deferred income tax assets	78,743	76,984	59,570	4.7	4.8	4.3	1,759	2.3	17,414	29.2
Other assets	7,995	8,476	7,442	0.5	0.5	0.5	(481)	(5.7)	1,034	13.9
Total Assets	1,675,572	1,604,654	1,378,528	100.0	100.0	100.0	70,918	4.4	226,126	16.4

160 – Reference Form – 2021

10. Officers’ notes

									R$ million
	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 x 2020		2020 x 2019
							R$	%	R$	%
Liabilities
Liabilities at amortized cost
- Deposits from banks	279,009	267,280	227,820	16.7	16.7	16.5	11,729	4.4	39,460	17.3
- Deposits from customers	569,726	545,293	366,228	34.0	34.0	26.6	24,434	4.5	179,065	48.9
- Securities issued	166,229	144,904	170,728	9.9	9.0	12.4	21,325	14.7	(25,824)	(15.1)
- Subordinated debts	54,451	53,246	49,313	3.2	3.3	3.6	1,205	2.3	3,933	8.0
- Other financial liabilities	86,407	75,528	79,122	5.2	4.7	5.7	10,879	14.4	(3,594)	(4.5)
Financial liabilities at fair value through profit or loss	14,265	18,698	14,244	0.9	1.2	-	(4,432)	(23.7)	4,454	31.3
Provision for Expected Credit Loss	5,381	6,178	4,288	0.3	0.4	0.3	(797)	(12.9)	1,890	44.1
- Loan Commitments	3,315	3,859	2,318	0.2	0.2	0.2	(544)	(14.1)	1,541	66.5
- Financial guarantees	2,066	2,319	1,970	0.1	0.1	0.1	(253)	(10.9)	349	17.7
Insurance technical provisions and pension plans	286,387	279,465	268,303	17.1	17.4	19.5	6,921	2.5	11,162	4.2
Other reserves	25,537	25,583	25,240	1.5	1.6	1.8	(46)	(0.2)	343	1.4
Current income tax liabilities	2,059	1,596	2,595	0.1	0.1	0.2	463	29.0	(999)	(38.5)
Deferred income tax assets	208	1,250	1,081	0.0	0.1	0.1	(1,042)	(83.4)	169	15.6
Other liabilities	35,684	39,515	34,023	2.1	2.5	2.5	(3,831)	(9.7)	5,492	16.1
Equity attributable to shareholders of the parent	149,777	145,620	135,099	8.9	9.1	9.8	4,157	2.9	10,521	7.8
Non-controlling interest	452	497	444	-	-	-	(45)	(9.1)	53	11.9
Total equity and liabilities	1,675,572	1,604,654	1,378,528	100.0	100.0	100.0	70,918	4.4	226,126	16.4

161 – Reference Form – 2021

10. Officers’ notes

Financial assets, which in 2021 represented 91.8% of total assets (91.4% in 2020 and 91.2% in 2019), showed a growth of 4.9% in comparison to 2020, driven by the increase in our loans and advances to clients, net of provision for losses and financial assets at fair value through the income. In the comparison between 2020 and 2019, the increase of 16.6% was driven by the increase in our loans and advances to financial institutions, net of provision for losses:

▪	Cash and balances with banks – the change in the comparison between the balances of 2021, 2020 and 2019 reflects to the balance in compulsory deposits, on time deposits, which grew by 4.3% in 2021 and dropped by 7.6% in 2020. Compulsory deposit is a requirement of reserve by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us;
▪	Financial assets at fair value through profit and loss – the 21.9% increase in relation to the 2021 balance reflects the evolution of the portfolios of Brazilian public securities and securities and shares issued by non-financial companies. In the comparison between the balance of 2020 and 2019, the increase of 10.5% in comparison to the balance of 2019 is a reflection of the evolution in the portfolios of Brazilian public securities, derivative instruments and securities and shares issued by non-financial companies;
▪	Financial assets at fair value through other comprehensive income – the 4.1% increase between the 2021 and 2020 balances resulted from the increase in the portfolio of Brazilian public securities and securities issued by non-financial companies. In the comparison between the balances of 2020 and 2019, the drop of 3.4% is related, mainly to the reduction of the portfolio of the Brazilian public securities, being offset by the increase of the portfolio of Brazilian public securities issued abroad;
▪	Loans and advances to financial institutions, net of provision for losses – in 2021, the balance reached R$83,427 million, a reduction of 56.4%, compared to the previous year, resulting from a reduction of R$112,229 million in repo operations. In 2021, it included investments in repo operations given in guarantee, in the amount of R$43,869 million (R$125,242 million in 2020 and R$38,451 million in 2019); and
▪	Loans and advances to clients, net of provision for losses – evolved 21.0% in the comparison between 2021 and 2020, highlighting the evolution of R$62,145 million in operations for Individuals: (i) R$24,006 million in real estate financing; (ii) R$11,447 million in credit card; (iii) R$14,688 million in payroll-deductible loans; and (iv) R$5,253 million in personal loan operations. Operations with legal entities evolved R$37,250 million in the period, with emphasis on the operations: (i) R$11,158 million in working capital; (ii) R$7,333 million in imports; and (iii) R$5,294 million in vehicle financing. In the comparison between 2020 and 2019, our portfolio evolved 11.8%, presenting an increase of 14.4% in operations with legal entities, highlighting the increase of 63.7% in working capital; and Individuals who showed a growth of 9.3%, with highlights of 28.8% in real estate financing and 9.2% in payroll-deductible loans.

The analysis of our financial liabilities (resources of financial institutions, deposits from clients, bond issues, subordinated debt and technical provisions) are discussed in item 10.1.d (main sources of funding).

162 – Reference Form – 2021

10. Officers’ notes

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are below. They were prepared in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB).

									R$ million
Statements for the Consolidated Outcome	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 x 2020		2020 x 2019
							R$	%	R$	%
Interest and similar income	138,223	119,743	124,418	100.0	100.0	100.0	18,480	15.4	(4,675)	(3.8)
Interest and similar expenses	(55,121)	(48,576)	(58,618)	(39.9)	(40.6)	(47.1)	(6,545)	13.5	10,042	(17.1)
Net interest income	83,102	71,168	65,800	60.1	59.4	52.9	11,934	16.8	5,368	8.2
Fee and commission income	26,033	24,936	25,338	18.8	20.8	20.4	1,097	4.4	(402)	(1.6)
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(11,273)	(18,586)	(1,091)	(8.2)	(15.5)	(0.9)	7,313	(39.3)	(17,495)	1,603.7
Net gains/(losses) on financial assets at fair value through other comprehensive income	(1,081)	(1,717)	656	(0.8)	(1.4)	0.5	636	(37.0)	(2,373)	(361.8)
Net gains/(losses) on foreign currency transactions	(426)	(1,011)	324	(0.3)	(0.8)	0.3	585	(57.9)	(1,335)	(412.3)
Net profit from insurance and pension plans	6,073	7,579	8,255	4.4	6.3	6.6	(1,506)	(19.9)	(676)	(8.2)
Other operating income	(6,706)	(13,736)	8,144	(4.9)	(11.5)	6.5	7,030	(51.2)	(21,880)	(268.7)
Expected loss on loans and advances	(9,358)	(18,712)	(12,532)	(6.8)	(15.6)	(10.1)	9,354	(50.0)	(6,180)	49.3
Expected loss on other financial assets	(256)	(833)	(1,472)	(0.2)	(0.7)	(1.2)	577	(69.3)	639	(43.4)
Personnel expenses	(20,014)	(18,965)	(21,144)	(14.5)	(15.8)	(17.0)	(1,049)	5.5	2,179	(10.3)
Other administrative expenses	(15,993)	(15,484)	(16,490)	(11.6)	(12.9)	(13.3)	(509)	3.3	1,006	(6.1)
Accumulated depreciation and amortization	(5,773)	(5,921)	(5,866)	(4.2)	(4.9)	(4.7)	148	(2.5)	(55)	0.9
Other operating income/(expenses)	(18,604)	(18,822)	(29,598)	(13.5)	(15.7)	(23.8)	218	(1.2)	10,776	(36.4)
Other operating expense	(69,998)	(78,738)	(87,101)	(50.6)	(65.8)	(70.0)	8,740	(11.1)	8,363	(9.6)
Income before income taxes and share of profit of associates and joint ventures	32,431	3,630	12,180	23.5	3.0	9.8	28,801	793.4	(8,550)	(70.2)
Share of profit of associates and joint ventures	422	445	1,201	0.3	0.4	1.0	(23)	(5.2)	(756)	(63.0)
Income before income taxes and non-controlling interests	32,852	4,075	13,381	23.8	3.4	10.8	28,777	706.2	(9,306)	(69.5)
Income taxes	(9,472)	11,959	7,792	(6.9)	10.0	6	(21,431)	(179)	4,167	53.5
Net income for the year	23,381	16,034	21,173	16.9	13.4	17	7,347	45.8	(5,139)	(24.3)
Attributable to shareholders:
Controlling shareholders	23,172	15,837	21,023	16.8	13.2	16.9	7,335	46.3	(5,186)	(24.7)
Non-controlling interest	208	197	150	0.2	0.2	0.1	11	5.6	47	31.2

163 – Reference Form – 2021

10. Officers’ notes

Selected financial indexes

In millions of Reais, except percentages and per share information
	2021	2020	2019
Net income in IFRS (A)	23,381	16,034	21,173
Accounting pratices diferences (IFRS X BRGAAP) (A - B)	1,435	(513)	(1,409)
Net income in BRGAAP (B)	21,946	16,547	22,582
Average total assets (IFRS) (C)	1,653,320	1,523,208	1,351,674
Average equity attributable to controlling shareholders (IFRS) (D)	147,504	137,277	132,707
Net income in IFRS as a percentage of average total assets (A / C)	1.4%	1.1%	1.6%
Net income in IFRS as a percentage of average equity attributable to controlling shareholders (A / D)	15.9%	11.7%	16.0%
Dividends payout ratio to net income (1)	37.2%	30.0%	68.8%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last three years.

Net Interest Income

In 2021, our net interest income increased 16.8% in comparison to 2020 influenced by the growth of interest expenses and similar, a reflection of the current scenario of higher interest rates, with emphasis on higher revenues with loans and advance payments to clients and financial institutions at fair value through the income and other comprehensive income.

In 2020, our net interest income increased 8.2% compared to 2019, due to the reduction of interest expenses and similar, a reflection of the scenario of lower interest rates in 2020, with emphasis on lower costs of savings deposits, time deposits and funds from issuance of securities.

Fee and Commission income

The growth was benefited by the resumption of the economic activity and the wide variety of products and services offered in a modern service network (digital and physical), with emphasis on card revenues 11.2% with the advance of card issues through digital channels, which grew more than three times in the period; consortia management 14.7% due to the shares aimed at optimizing the results and as market leader with the active presence in the branches of movable and immovable property; 7.8% in custody and brokerage services due mainly to the higher volume of negotiations carried out on B3; and 5.4% in the revenues of underwriting/financial advice, due to the higher activity of the capital market, mainly in the consultancy of mergers and acquisitions and fixed income operations, being partially offset by lower revenues with loan operations (-11.7%) and collections (-8.3%).

In 2020, the reduction in the fee and commission income occurred, due to the current economic scenario generated by the Covid-19 pandemic, which impacted the revenues from the asset management (-14.8%) and card revenues (-8,7%), a reflection of the reduction of 13.0% in the number of transactions and 6.3% in the financial volume traded. It is worth noting that the revenues from underwriting/financial advice showed a growth of 13.4%, due to the increased activity of the capital market coupled with our ability to capture business opportunities and growth of 5.8% in revenues from the custody and brokerage services, due, mainly, to the higher volume of negotiations conducted on B3, in addition to the growth of 2.9% in checking account revenues reflects the constant evolution from the client base during 2020, which showed an increase of 2.2 million in comparison to 2019.

164 – Reference Form – 2021

10. Officers’ notes

Net gains/(losses) from financial assets and liabilities at fair value through profit or loss

Our net losses in financial assets and liabilities at fair value through profit or loss reduced by 39.3% in 2021 compared to 2020, due to the results obtained with derivative instruments which went from a loss of R$19,188 million in 2020 to a gain of R$762 million in 2021, a reflection of the income from future contracts, which includes the income and respective adjustment at market value from the hedge for the protection of assets and liabilities, denominated and/or indexed in foreign currency. This reduction was partially offset by the results obtained with fixed income, which increased from a gain of R$785 million in 2020 to a loss of R$9,957 million in 2021.

The evolution in the year 2020 compared to 2019 is mainly due to the result obtained with derivative instruments, a reflection on the result arising from futures contracts, which includes the outcome and its respective adjustment at market value of the hedge for protection of assets and liabilities, denominated and/or indexed in foreign currency.

Net gains/(losses) from financial assets and liabilities at fair value through other comprehensive income

Our net financial losses at fair value through other comprehensive income reduced by 37.0% in 2021, due to lower gains with variable-income securities and fixed-income securities.

The variation shown between 2020 and 2019 in the line of the net gain of financial assets at fair value through other comprehensive income was a result from lower earnings with variable income securities.

Net gains/(losses) of foreign currency transactions

The variation between 2021, 2020 and 2019 is mainly due to the gains or losses on currency trading or foreign exchange variations that affect our investments in foreign currency.

Income from insurance and pension plan

Our income from insurance and pension plan decreased by 19.9% in 2021 compared to 2020, mainly due to the increase in claims costs of reported claims (+24.6%) and technical provisions for insurance (+13.0%), which were partially offset by the increase in revenues with premiums issued in the period (+11.9%).

The reduction of the income from insurance and pension plan operations, is a reflection of the lower revenues in the period, mainly in the “life” segment of the life and pension product and of worsening of the claims ratio to 73.6% in 2020 (72.4% in 2019) and of the combined ratio to 85.0% in 2020 (83.3% in 2019), a reflection of the current economic scenario generated by the Covid-19 pandemic.

Expenses with losses from loans and advances

Our expected loss from loans and advances reduced by 50.0% in 2021 compared to 2020, due to the strengthening of provision related to the adverse economic scenario that occurred in 2020.

In 2019, our expenses with expected losses from loans and advances showed a reduction due to the improvement in the quality of our operations, evidencing our improvement in the loan granting process, which can be observed by our level of losses/write-offs with loans, net of recoveries, which reached 2.1% on the average balance of loans and advances to clients in 2019 (3.1% in 2018). In addition, in 2019, of the total constituted as provision expenses, 92.6% (2018 – 73.0%) refers to the origination of new operations, of which 49.3% (2018 – 33.9%) refers to provisions for operations classified in stage 1, i.e., operations with the obligations up-to-date or in arrears up to 30 days and the credit risk rating of the client is of low risk.

Personnel Expenses

Our personnel expenses increased by 5.5% in 2021 compared to 2020, due to higher expenses with: (i) proceeds and charges (+6.3%), reflecting in the collective bargaining agreement that occurred since September 2021 (10.97% in 2021 vs. 1.5% in 2020); and (ii) employee participation in income, resulting from the growth of net income and performance of the business areas.

165 – Reference Form – 2021

10. Officers’ notes

In the comparison between 2020 and 2019, the reduction of personnel expenses is due to the reduction of lower expenses with earnings and benefits.

Administrative Expenses and Depreciation and Amortization

In 2021, even with the high inflation accumulated in 12 months (IPCA 10.1% and IGP-M 17.8%), the expenses only increased slightly, showing the effective control of costs resulting from the Management’s actions in managing the performance models, allowing a constant reduction in the cost of services.

In the comparison between 2020 and 2019, the reduction in the administrative expenses is a reflection of the Management’s actions to maintain strict control of costs and improve operational efficiency, with emphasis on reducing expenses with communication, advertising and publicity, travel, transport and outsourced services.

Other Operating Income/(Expenses)

In 2021, other operating income and expenses remained stable.

In 2020, the reduction in other operating expenses net of other revenues was due to lower expenses with legal provisions, to the sum of R$2,419 million and lower losses due to the impairment in the acquisition of the right to provide financial services software/hardware and investment goodwill.

Income tax and social contribution

The variation of our income tax and social contribution is largely related to the growth of the income before income tax and social contribution (taxable base), as well as to the reduction of the effects of the exchange rate variation of assets and liabilities, derived from investments abroad, which increased from R$10,048 million in 2020 to R$443 million in 2021 (not taxable).

In 2020, the variation of our income tax and social contribution is largely related to the effects of the exchange rate variation from assets and liabilities, deriving from investments abroad, in the amount of R$10,048 million, which is not taxable/deductible, the result of the devaluation of 28.9% of the Brazilian real against the dollar.

166 – Reference Form – 2021

10. Officers’ notes

10.2 – Financial and operating income

Officers must comment on:

a)	the results of operations of the issuer, in particular:

i) the description of any important components of revenue

									R$ million
Main Operating Income	2021	2020	2019	Vertical Analysis %			Horizontal Analysis
				2021	2020	2019	2021 x 2020		2020 x 2019
							R$	%	R$	%
Revenues from financial assets	135,110	117,711	120,081	56.2	55.2	54.3	17,399	14.8	(2,370)	(2.0)
Loans and advances to banks	9,043	6,802	6,874	3.8	3.2	3.1	2,241	32.9	(72)	(1.0)
Loans and advances to customers (1)	72,586	67,596	68,064	30.2	31.7	30.8	4,990	7.4	(468)	(0.7)
Financial assets:	53,481	43,313	45,143	22.2	20.3	20.4	10,168	23.5	(1,830)	(4.1)
At fair value through profit or loss	18,632	13,983	19,436	7.7	6.6	8.8	4,649	33.2	(5,453)	(28.1)
Fair value through other comprehensive income	17,975	13,632	12,568	7.5	6.4	5.7	4,343	31.9	1,064	8.5
At amortized cost	16,874	15,698	13,139	7.0	7.4	5.9	1,176	7.5	2,559	19.5
Compulsory deposits with the Central Bank	3,102	2,018	4,305	1.3	0.9	1.9	1,084	53.7	(2,287)	(53.1)
Other interest income	12	14	31	-	-	-	(2)	(14.3)	(17)	(54.8)
Interest income and similar	138,224	119,743	124,417	57.5	56.2	56.3	18,481	15.4	(4,674)	(3.8)
Premiums retained from insurance and pension plans	76,221	68,411	71,191	31.7	32.1	32.2	7,811	11.4	(2,781)	(3.9)
Fees and Commission income	26,033	24,936	25,338	10.8	11.7	11.5	1,097	4.4	(401)	(1.6)
Total Main Operating Income	240,478	213,090	220,947	100.0	100.0	100.0	27,388	12.9	(7,856)	(3.6)
(1) Consisting of Loan and Leasing Operations.

Revenues from financial assets account for 57.5% of the main operating revenues (56.2% in 2020 and 56.3% in 2019), a growth of 15.4% comparing 2021 to 2020, reflecting mainly the higher revenues with loans and advances to clients and at fair value through the income.

The following are the main variations presented in the periods:

▪	Loans and advances to Financial Institutions – In relation to 2021 and 2020, the 32.9% increase was benefited by the average interest rate received, which impacted revenues by R$3,679 million. In the comparison between 2020 and 2019, revenues remained practically stable. The reduction in the average interest rate earned, impacted our revenues by R$2,037 million, being offset, by the increase in the average balance of these assets, which increased from R$97,965 million in 2019 to R$130,746 million in 2020, contributing to our revenues by R$1,965 million.
▪	Loans and Advances to Clients – In the comparison between 2021 and 2020, the 7.4% increase was driven by the increase in the average balance of these assets, from R$484,603 million in 2020 to R$557,244 million in 2021, contributing with R$9,667 million in our revenues, partially offset by a reduction in the average interest rate, with an impact on our revenues of R$4,677 million. In the comparison between 2020 and 2019, revenues remained practically stable. The reduction of the average accrued interest rate impacted our revenues by R$10,872 million, partially offset by the increase in the average balance of these assets, from R$415,670 million in 2019 to R$484,603 million in 2020, contributing with our revenues by R$10,404 million;
▪	At fair value through profit or loss – In relation to 2021 the 33.2% increase was driven by the increase in the average balance of these assets, which increased from R$251,892 million in 2020 to R$286,972 million in 2021, contributing to our revenues by R$2,096 million, and by the increase in the average interest rate earned, increasing our revenues by R$2,552 million. In the comparison between 2020 and 2019, there was a reduction of 28.1%, reflecting mainly the reduction in the average rate of interest earned, which impacted our revenues by R$6,332 million. The average balance of these assets rose from R$240,555 million in 2019 to R$251,892 million in 2020, contributing with our revenues by R$879 million;

167 – Reference Form – 2021

10. Officers’ notes

▪	At fair value through other comprehensive income – In 2021, the 31.9% increase was due to the average balance of these assets, which increased from R$180,176 million in 2020 to R$213,127 million in 2021, impacting our revenues by R$2,669 million, and the average interest rate earned impacted our revenues by R$1,674 million. In the comparison between 2020 and 2019, revenues increased by 8.5%. The increase in the average balance of these assets, which went from R$155,774 million in 2019 to R$180,176 million in 2020, contributed with evolutions of our revenues in R$1,881 million, being offset by the reduction of the average rate of interest earned, which impacted our revenues by R$817 million;
▪	At amortized cost – The 7.5% increase was driven by the average balance of these assets, which increased from R$170,157 million in 2020 to R$177,519 million in 2021, contributing R$691 million to our revenues, and the average interest rate earned impacted our revenues by R$484 million. In the comparison between 2020 and 2019, revenues showed a growth of 19.5%, reflecting the increase in the average balance of these assets, which went from R$150,043 million in 2019 to R$170,157 million in 2020, contributing with our revenues in R$1,829 million, and the increase of the average rate of interest earned, which contributed with our revenues by R$730 million;
▪	Result of compulsory investments – In 2021, the 53.7% growth was driven by the increase in the average balance of these assets, which increased from R$70,834 million in 2020 to R$78,419 million in 2021, contributing to our revenues by R$234 million, and the average interest rate earned impacted our revenues by R$850 million. In relation to 2020 and 2019 showed a reduction of 53.1%, a reflection of the reduction in the average rate of interest earned, which impacted our revenues by R$1,868 million and the lower average balance of these assets, which went from R$79,303 million in 2019 to R$70,834 million in 2020, impacting our revenues by R$420 million; and
▪	Premium Withheld for Insurance and Pension Plans and Fee and Commission Income – comments on the variations presented are included in item 10.1.h.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last three fiscal years, in addition to those described in items 10.1.h and 10.2.a.i.

b)     variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and addition of new products and services

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal years ended December 31, 2021, 2020 and 2019.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer, if relevant.

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real devalues, we incur: (i) losses in our liabilities denominated in, or indexed to foreign currencies, such as: our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currencies, such as: our securities and loan and advance operations that are indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, we incur: (i) losses on assets denominated in/or indexed to foreign currencies; and (ii) gains in our liabilities denominated in/or indexed to foreign currency.

168 – Reference Form – 2021

10. Officers’ notes

10.3 – Events with relevant effects, occurred and expected, in the financial statements

Officers must comment on the relevant effects that the events below have caused or are expected to result in the financial statements of the issuer and its results:

a)     introduction or disposal of operating segment

During the period, there was no introduction or disposal of the operating segment.

b)     constitution, acquisition or disposal of equity interest

On October 08, 2021, Banco Bradesco S.A. (“Bradesco”) noticed to the market, to its shareholders, clients and employees that, through its subsidiary Bradescard Elo Participações S.A., it signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., a contract for the purchase of a 49.99% stake in Banco Digio S.A. (“Digio”).

On February 25, 2022, Banco Bradesco S.A., celebrated the purchase of its 49.99% stake in Banco Digio S.A. (“Digio”), for R$645 million. Bradesco indirectly owns 100% of the share capital of Digio.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching different audiences, with different models.

The conclusion of the operation is subject to the approval of the Central Bank of Brazil and of the Administrative Council for Economic Defense, in addition to meeting the other formalities required.

c)     events or unusual operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 10.1.a and 10.1.h, which caused or which are expected to cause significant impacts on their results.

169 – Reference Form – 2021

10. Officers’ notes

10.4 – Significant changes in accounting practices – Caveats and emphasis in the auditor’s opinion

Officers must comment:

a)	significant changes in accounting practices

The requirements of the Central Bank of Brazil and the CMN, introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank of Brazil and the other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB – International Accounting Standards Board and translated into Portuguese by Ibracon – Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

In 2021, an extension of the practical guide on IFRS 16 – Leasing came into force, due to the Covid-19 pandemic. The Phase II of the Reform in interest rates, used as IBOR market references, also came into force. The following are the main aspects required for each standard:

•          IFRS 16 – Leasing: this is a practical guide that allows lessees not to consider as an amendment to the contract those leases that they receive as concession, due to the Covid-19 pandemic.

•          Reform in the interest rates used as market references (IBOR) – Phase II. Impacts on the IFRS 4 – Insurance Contracts, IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases, and IAS 39 – Financial Instruments: Recognition and Measurement. The main changes are: (i) permission to replace the effective rate of interest on financial instruments for a compatible fee, without derecognizing the operation, provided that it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the end of the exemptions provided for in Phase I of the project. These changes enter into force as from the fiscal years beginning on January 1, 2021. No impacts were identified on the Organization.

In 2020, the new Conceptual Framework came into force that provisions on the Conceptual Framework for Financial Report, a practical guide on IFRS 16 – Leases due to the Covid-19 pandemic, and Reform in the interest rates used as market references (IBOR – Interbank Offered Rate) that provisions on the amendment of certain provisions as a result of uncertainties arising from the project of reform of the IBOR. The following are the main aspects required for each standard:

•	Conceptual Framework: the new definition of assets and liabilities stands out, being active, “a present economic resource controlled by the entity as a result of past events” and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework came into force for fiscal years beginning on January 1, 2020.
•	IFRS 16 – Leasing: this is a practical guide that allows lessees not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic.
•	Reform in the interest rates used as market references (IBOR – Interbank Offered Rate) – Phase I – Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – : These are the changes in the rules stated, as a result of uncertainties arising from the project of reform of the IBOR that may impact the relations of hedge accounting. The amendments are designed to minimize these impacts. The changes are effective for fiscal years beginning on January 1, 2020.

In 2019, the IFRS 16 international accounting standard on Leases came into force and the IFRIC 23 interpretation that provisions on the Uncertainty over Income Tax Treatment. The following are the main aspects required for each standard:

170 – Reference Form – 2021

10. Officers’ notes

•	IFRS 16 – Leasing: replaces the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, and establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases in the molds of IAS 17. IFRS 16 is mandatory for the fiscal years beginning on January 1, 2019.

Within the Organization there are leases of buildings and equipment, and the buildings represent approximately 98% of the balances.

Transition

Banco Bradesco adopted IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard was adopted for contracts that had been previously identified as leases that used IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization did not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

•	IFRIC 23 – Applies to any situation where there is uncertainty as to whether an income tax treatment of income taxes is acceptable to the Tax Authority, in accordance with tax legislation. In this sense, the Tax Authority is considered the final decision of the higher courts on the matter. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current tax and deferred tax. However, it does not apply to the uncertainty regarding taxes covered by other rules. IFRIC 23 became operational for financial periods beginning on or after January 1, 2019.

b) significant effects with the changes in accounting practices

In 2021, in comparison to IFRS 16, the Organization has opted not to use the extension of the practical guide, consequently impacts were not produced.

In relation to the Reform in the interest rates used as market reference (IBOR) – Phase II, no impacts were identified on the Organization.

In 2020, an analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

In comparison to IFRS 16, the Organization has opted not to use the practical guide, consequently impacts were not produced.

In relation to the Reform in the interest rates used as market reference (IBOR), no impacts were identified in the Organization.

In 2019, with the entry into force of IFRS 16, assets and liabilities of R$4,176,611 were registered on January 1, 2019, the amounts were restated at present value by a discount rate between 6.59% and 9.97% depending on the lease term of each contract.

In relation to IFRIC 23, a study was carried out on the effects produced by this standard and it was concluded that there were no material impacts on the Organization.

Standards, changes and interpretations of applicable standards in future periods

•	IFRS 17 – Insurance Contracts: It establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The aim of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts, at the initial moment, by the estimated total cash flow value, adjusted by the cash value at the time and by the explicit risk related to the non-financial risk, in addition to the contractual margin of the service. This estimated value is then remeasured at each reference date. The unrealized income (corresponding to the contractual margin of the service) is recognized during the term of coverage contracted. The general model is planned to be applied to the Long-Term Life product portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the VGBL and PGBL Pension portfolios. Apart from being a general model, IFRS 17 provisions, as a form of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the Non-Life, Health and Short-Term Life product portfolios. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the financial position, financial performance and cash flows of the Company. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance companies to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since the IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 and its amendment shall enter into force for annual periods beginning on or after January 1, 2023. The company is in the implementation phase of the standard, currently evaluating the transition impacts on each of its portfolios.

171 – Reference Form – 2021

10. Officers’ notes

•	Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures, so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with advance application allowed. The Organization is in the process of evaluating the impacts of the disclosure in the Financial Statements.
•	Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with advance application allowed. The Organization is in the process of evaluating the impacts of the disclosure in the Financial Statements.
•	Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, the entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The amendments take effect for annual periods beginning on or after January 1, 2023. The Organization is in the process of assessing the impacts.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):

1)	Business combinations

In BR GAAP, there is no specific statement that addresses business combinations for financial institutions. Only the assets and liabilities recorded in the opening balance sheet of the entity are recognized by the buying entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buying entity and the carrying amount of the assets and liabilities recorded in the acquired entity. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values as of the date of the business combination. The goodwill arising from business combinations is depreciated by up to 20 years, as well as tested annually for the purposes of determining its recoverable value, according to CPC 01 – Impairment, which was approved by the Central Bank of Brazil.

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of the determination of its recoverable amount, as required by IAS 36 – Impairment.

172 – Reference Form – 2021

10. Officers’ notes

2)     Classification of financial assets

In BR GAAP only the securities are classified in categories and these are determined according to the intention of the Management and financial capacity of the Organization.

For purposes of the IFRS, all of the financial assets are classified in categories and these are based both on the business model for the management of these assets, and on the characteristics of their contractual cash flows.

3)     Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee that was charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and advances to clients. Direct costs, related to commissions paid to retailers and resellers, are recorded in the caption “Other assets – Prepaid expenses” and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs that related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and advances to clients.

4)     Impairment loss from loans and advances to clients

In BR GAAP, the provision for doubtful accounts is established on the basis of the analysis of risks of the realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which consider certain regulatory parameters.

For IFRS purposes, the provision for credit losses is composed considering the expected loss, in accordance with IFRS 9.

5)     Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred were accounted for on the differences calculated between the income by the BR GAAP standard and the IFRS standard.

6)     Complementary reserve for coverage

SUSEP’s Circular No. 543/16 allows the use of the mark-to-market effects of assets given in guarantee classified as held to maturity (assets that are used as the base of calculation of the financial surplus) to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP). This event does not occur for IFRS 4.

7)     Leasing

In accordance with the accounting practices adopted by Brazilian banks, such as lessees, the payments of leasing are recorded as expenses by the regime of competence.

For purposes of IFRS, the guidelines of IFRS 16 must be observed, which establish that at the beginning of a lease agreement a liability should be recognized by the present value of the payments of leasing (liabilities of the leasing) and an asset representing the right to use the active object during the term of the leasing (an asset of right of use). The expenses with interest on the leasing liability and expenses of depreciation of the asset of right of use should be recognized separately in the result.

c)	caveats and emphasis present in the auditor’s report

There were no caveats and no emphasis in the independent auditors’ report.

173 – Reference Form – 2021

10. Officers’ notes

10.5 – Critical accounting Policies

Officers must indicate and comment on the critical accounting policies that are adopted by the issuer, exploring, in particular, accounting estimates made by the Management on relevant and uncertain issues to describe the financial outcome and results, requiring subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

Use of estimates

We have adopted estimates and premises that can affect the reported value of assets and liabilities in the following fiscal year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year. Actual results may differ from those based on estimates and assumptions.

The main accounting estimates and assumptions adopted are highlighted below:

Expected credit loss

The measurement of the provision for losses on loans expected for financial assets measured at amortized cost and VJORA requires the use of complex models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

•	Determine the criteria for the significant increase of credit risk;
•	Select suitable quantitative models and assumptions;
•	Establish different prospective scenarios and assumptions;
•	Group similar financial assets; and
•	Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process of determining the level of impairment of expected credit loss requires estimates and the use of judgment. Actual losses in the period, as shown in subsequent periods, may differ from initial calculations that are based on current estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets measured at fair value through profit or loss (VJR), including derivatives and financial assets measured at fair value through other comprehensive income (VJORA). The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

174 – Reference Form – 2021

10. Officers’ notes

The imprecision of the estimate of unobservable market information can impact the revenue value or the loss that is recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

Impairment of intangible assets and goodwill

At least once a year, we determine whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) has been impaired or not. The first step in the process is identifying the independent cash generating units and their allocations of goodwill. A unit’s carrying amount, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit’s value in use is less than its carrying amount, goodwill is impaired. Detailed calculations, to reflect changes in the market in which a business operates, may be required (e.g., competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also arise from our income tax planning and/or the settlement of income tax disputes, and may be significant for our operating income in any given period.

Technical provisions from insurance

Our insurance technical provisions (reserves) are liabilities for amounts that we estimate will be due at a future date to our policyholders. Expectations of claims ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on the experience of the Company’s portfolio and are periodically reviewed.

Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

175 – Reference Form – 2021

10. Officers’ notes

10.6 – Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i. rentals market, operating assets and liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

iii. future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iv. construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

v. contracts for future receipts of financing;

There are no relevant items that are not evidenced in the financial statements.

b)     other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 40 (items not recorded on the balance sheet), which is part of the Company’s financial statements and are shown in the table below:

			R$ million
	2021	2020	2019
Commitments to extend credit (1)	309,104	254,897	248,456
Sureties and Guarantees (2)	83,467	80,237	78,231
Letters of credit for imports	1,233	1,057	1,411
Total	393,804	336,191	328,098
(1) Includes credit card, personal loans, real estate financing, guaranteed account, and overdraw limits to be cleared; and
(2) Refers to the provided guarantees, which are mostly carried out with Corporate clients.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments

The contracts are subject to the same credit evaluations as in other loan operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to client credit evaluation by the Management.

The letters of credit are undertakings which are issued to guarantee the performance of a client to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

176 – Reference Form – 2021

10. Officers’ notes

10.7 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.6, officers must comment on:

a)     how such items are likely to alter or change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)     nature and purpose of the operation

Information disclosed in item 10.6.

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 10.6.

10.8 – Business plan

Officers must indicate and comment the main elements of the issuer’s business plan, exploring specifically the following topics:

a)       investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ millon
	2021	2020	2019
Information Technology (IT)	7,127	5,905	6,242

b)     provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

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10. Officers’ notes

c)     new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

10.9 – Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

There are no other factors which could influence operational performance in relevant ways that have not been mentioned in this section.

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11. Projections

11. Projections

11.1 – Disclosed projections and assumptions

The words “believes”, “may”, “could”, “should”, “seeks”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, “potential” and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank.

a)	Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
Client Portion (1)	Expected growth percentage for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operating Expenses (2) (Personnel + Administrative Expenses + Other Operating Expenses)	Expected growth percentage for the year.
Income from Insurance, Pension and Capitalization Bond Operations	Expected growth percentage for the year.
Expanded ALL(3)	Expenses expected in the year.
(1)	As of 2020 the indicator “Net Interest Income” will be analyzed as “Client Portion”;
(2)	As of 2020, the “Operating Expenses” indicator will now include “Other Operating Expenses, Net of Income”; and
(3)	Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets.

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11. Projections

b)	Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)	Projection assumptions

Assumptions that can be influenced by the Management for 2022

•	The Guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and the investment plan of the Organization;
•	Change of Bradesco’s service network (Expansion/Retraction);
•	The estimates do not include new partnerships or takeovers; and
•	Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2022

•	Uncertainties caused by the coronavirus pandemic “COVID-19”, in the country’s economy;
•	Maintenance of the basic fundamentals of the current Macroeconomic Policy;
•	Change in the world scenario;
•	Alteration of the Selic interest rate by COPOM to control inflation;
•	Evolution of the loan market;
•	Liquidity conditions that change the demand for credit; and
•	Regulatory changes which affect banking administration.
d)	Values of the indicators object of the forecast
Indicators	Projection	Observed
	2022	2021	2020	2019
Expanded Loan Portfolio	10.0% to 14.0%	18.3%	10.3%	13.8%
Net Interest Income (2019) Client Portion (2020) (1)	18% to 22%	6.5%	5.1%	5.4%
Fee and Commission Income	4% to 8%	4.1%	-2.6%	3.0%
Operating Expenses (2) (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	1% to 5%	1.1%	-5.3%	7.2%
Income from Insurance, Pension and Capitalization Bond Operations	18% to 23%	-5.5%	-18.1%	12.7%
Expanded ALL (3)	R$17.0 to R$21.0 bi	R$15.0 bi	R$25.8 bi	R$14.4 bi
(1)	As of 2020 the indicator “Net Interest Income” will be analyzed as “Client Portion”;
(2)	As of 2020, the “Operating Expenses” indicator will now include “Other Operating Expenses, Net of Income”;
(3)	Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets.

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11. Projections

11.2 – Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank of Brazil.

a)     Changes or replacement of projections

As of 2020, the “Net Interest Income” indicator will be analyzed as “Client Portion”.

b)     Projections concerning past periods – Forecast x Realized

In accordance with the CVM Instruction No. 480/09, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2021, 2020 and 2019.

Projections for 2021

Indicators	Observed	Estimated
Expanded Loan Portfolio	18.3%	14.5% to 16.5%
Net Interest Income	6.5%	2% to 6%
Fee and Commission Income	4.1%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses)	1.1%	-5% to -1%
Income from Insurance, Pension and Capitalization Bond Operations	-5.5%	-10% to 0%
Expanded ALL	R$15.0 bi	R$13.0 bi to R$16.0 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio – Increase in virtually all products (for Individuals and Companies), with a highlight to the credit card operations, personal/payrolldeductible loans, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.
•	Net Interest Income – Strong increase in the average volume of operations, and higher average rate of margin with customers, both due to the higher result of the spread-sensitive liabilities margin and the improvement in spreads and product mix in credit operations.
•	Operational Expenses – Main effects occurred due to the collective bargaining agreement as of September 2021, higher than original expectations, in addition to greater investments in digital initiatives in the Organization.

Projections for 2020

Due to the uncertainties caused by the COVID-19 pandemic, Bradesco’s Management opted to suspend the disclosure of projections to the market for the year 2020 (Material Fact released on April 30, 2020).

In addition, in item 11.1 of this Reference Form, we inform the performance observed in each of the indicators for the year 2020.

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11. Projections

Projections for 2019

Indicators	Observed	Estimated
Expanded Loan Portfolio	13.8%	9% to 13%
Net Interest Income	5.4%	4% to 8%
Fee and Commission Income	3.0%	3% to 7%
Operational Expenses (Personnel and Administrative Expenses)	7.2%	0% to 4%
Income from Insurance, Pension and Capitalization Bond Operations	12.7%	5% to 9%
Expanded ALL	R$14.4 bi	R$11.5 bi to R$14.5 bi

Reasons for deviations in the projections:

•	Operational Expenses – The main variations occurred due to the anticipation of contracts and services with major suppliers, generating future savings and the Extraordinary Performance Program, which covers the service network teams, not provided for in the projections.

c)     Projections relating to ongoing periods

In May 2022, the projections were disclosed for the ongoing period, which were informed in item 11.1 of this Reference Form.

In view of the significant changes in the dynamics of the markets in which Bradesco operates, the guidance for 2022 was revised to reflect the Company’s current performance and expectations for the year.

Below, we demonstrate the previous projections as well as the new projections:

Client Portion:

•	Previous projection: 8% to 12%
•	Revised projection: 18% to 22%

Fee and Commission Income:

•	Previous projection: 2% to 6%
•	Revised projection: 4% to 8%

Operating Expenses:

•	Previous projection: 3% to 7%
•	Revised projection: 1% to 5%

Expanded ALL – R$ bilhões:

•	Previous projection: R$15.0 to R$19.0
•	Revised projection: R$17.0 to R$21.0.

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12. Shareholders’ meeting and management

12. Shareholders’ meeting and management

12.1 Description of the administrative structure

We are managed by a Board of Directors and a Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Statutory Board of Executive Officers. In turn, the Statutory Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

According to the Bylaws:

- The Board of Directors is comprised of six (6) to eleven (11) members who are elected by the Shareholders’ Meeting, who may be reelected. Currently, our Board of Directors is composed of eleven (11) members, of which four (4) are independent, all of whom elected by the Annual Shareholders’ Meeting, held on March 10, 2022;

- The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board’s discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, which are distributed among the positions of Department Officer, Officer and Regional Officer;

- Bradesco’s administrative structure also has two statutory committees (Audit and Remuneration Committees).

a)	responsibilities of the Board of Directors and bodies and permanent committees, which report to the Board of Directors:
1)	Board of Directors:
i)	to establish the strategic of the Company, within the best practices of corporate governance, to protect and maximize the shareholders’ return on investment;
ii)	to review, on an annual basis, the system of corporate governance of the Company;
iii)	to evaluate the performance and management of the CEO, in the exercise of his/her mandate;
iv)	to examine, at any time, the ledgers and securities of the Bank and Subsidiaries, requesting information about the acts practiced, contracts signed or to be signed or any other matter that is of their interest;
v)	to convene a Shareholders’ Meeting whenever they deem necessary, observing the provisions in the current legislation;
vi)	to comment on the Management Report and the accounts of the Board of Executive Officers;
vii)	to evaluate and decide upon the recommendation of the Audit Committee concerning the entities to be contracted for the rendering of independent audit services for the assurance of the financial statements, as well as for the actuarial audit services, in addition to their compensations and substitutions;
viii)	to establish specific governance for contracting external loans;
ix)	to establish appropriate conditions to ensure that the Chief Risk Officer (CRO) performs his/her tasks independently and may report, directly and without the presence of the members of the Board of Executive Officers, to the Risk Committee, to the chief executive of the institution, and to the Board itself.
x)	to establish appropriate conditions for both the activities of the Audit and General Inspectorate Department and its Responsible Officer to be functionally and administratively subordinate to the Board, promoting the means necessary for the audit activity to be properly performed, as well as establishing the other tasks defined in existing legislation and approving the Internal Rules, the Annual Plan and the Annual Report of the Internal Audit;

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12. Shareholders’ meeting and management

xi)	to be always ready to implement a previously designed plan for the succession of the Chief Executive and those engaged in top positions at the Organization when necessary;
xii)	to evaluate annually the committees it has constituted; and
xiii)	to designate one (1) person for the position of Ombudsman and establish his/her remuneration, with a mandate of two (2) years; he/she is eligible for reelection. The Board may also dismiss him/her at any time, and, in the case of a vacancy, appoint a substitute for the time remaining to complete his/her term.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members.

The Board of Directors shall meet regularly six (6) times per annum for the assessment of the results established quarterly, as well as to address budgetary and sustainability issues.

2)	Committees:

a) Statutory Committees (Reports to the Board of Directors):

Audit Committee:

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years, extending until the inauguration of the new appointed members. The former members of the Audit Committee may only rejoin the body after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

The Audit Committee shall recommend and advise the Board of Directors in its tasks that relate to the monitoring of the accounting practices that are adopted in the preparation of the financial statements of the Company and its subsidiaries, in the indication and evaluation of the independent audit, as well as in the Internal Audit follow-up.

The Committee’s duties are:

o	to recommend to the Board of Directors the entities that are to be hired, in order to provide independent audit services to ensure the financial statements, as well as the actuarial audit services, in the case of Grupo Bradesco Seguros, in addition to its compensations and replacements;
o	to review, prior to the disclosure to the market, the financial statements, including any notes, reports of the management and the independent auditor’s reports;
o	to assess the effectiveness of internal and independent audits, including with regard to the verification of compliance with legal and regulatory devices applicable to the Company, as well as internal codes and regulations;
o	to approve the instruments under management of the Internal Audit, such as the Charter, Work Plan and Annual Report, for later submission to the Board of Directors;
o	to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings;
o	to assess the compliance by the Company’s Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;
o	to establish and publish procedures for the reception and processing of information that regards the noncompliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

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12. Shareholders’ meeting and management

o	to recommend to the Company’s Board of Executive Officers, the correction or improvement of policies, practices and procedures identified in the exercise of its duties;
o	to establish operational rules for their operation;
o	to meet with the Fiscal Council and Board of Directors, at their request or of the Audit Committee itself due to a material fact, to discuss the policies, practices and procedures identified in the framework of their respective competences;
o	to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors;
o	to interact with the Risk Committee to exchange information related to the structure of risk governance and for the effective treatment of risks to which the institution is exposed; and
o	to call the Audit Committees of Bradseg and of Bradesco Saúde to quarterly meetings, or whenever required, to inform them of relevant matters recognized by these bodies.

Remuneration Committee:

The Remuneration Committee shall advise the Board of Directors in the conduct of the Management’ remuneration policy in accordance to the Policies and Internal Standards to rule on the matter, besides the applicable laws and regulations:

The Committee’s duties are:

o	to elaborate the “Remuneration Policy of the Bradesco Organization’s Management” (Policy), as well as supervise the implementation and operationalization of internal rules for its due fulfillment, submitting them to approval by the Board of Directors;
o	to annually review the Policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements where applicable;
o	to propose to the Board of Directors the overall compensation amount (composed of monthly fee and variable compensation) that is to be distributed to the Management of each company of the Bradesco Organization, in accordance with the internal rules adopted by the Board of Directors.

In order to establish the global compensation amount (Monthly Salary and Variable Compensation), and other possible impacts that may occur in the “Remuneration Policy of the Bradesco Organization’s Management”, the Remuneration Committee shall note the following aspects:

•	size and income of the company compared to its competitors;
•	domestic and foreign economic situation, taking into account past, present, and future scenarios;
•	internal and external factors that may affect the Organization’s business (current and potential risks);
•	comparative analyses of market practices with similar characteristics.
o	to propose to the Board of Directors the payment of variable compensation to the Management of each company of the Bradesco Organization, which is limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;
o	to register the amounts proposed in the Committee Meeting Minutes;
o	to ensure that the practice of remuneration is related to objectives that seek to add value to the Organization, and is not encouraging behavior that increases the risk of exposure above the levels deemed prudent in the strategies of the short-, medium- and long-term;
o	to approve the “Remuneration Committee Report”, prepared by the Advisory Unit, as set forth in Article 15 of Central Bank of Brazil’s Resolution No. 3,921; and

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o	to observe the other requirements set out in the current legislation.

The Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the compensation of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

b) Non-Statutory Committees (Reports to the Board of Directors):

Risk Committee

It is up to the Risk Committee to advise the Board of Directors of Banco Bradesco S.A. in the performance of its duties related to risk and capital management. Its duties are the following:

o	to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner;
o	to supervise the activities and performance of the Chief Risk Officer (CRO);
o	to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS;
o	to evaluate the level of adherence of the processes of the risk management structure to the established policies;
o	to propose, at least annually, recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan;
o	to report, at least quarterly and through meetings, the Board of Directors on the Committee’s activities;
o	to share with the Audit Committee any matters that may support the analyses and preparation of the Audit Committee Report;
o	to propose to the Board of Directors amendments to the committee’s charter, when necessary; and
o	to keep records of its deliberations and decisions.

The risk and capital management is carried out by means of collective decision-making and this process has the participation of the Board of Directors, the Internal Audit and specific committees, in addition to the Risk and Integrated Risk Management and Capital Allocation Committees. These committees, described in item 5.1.b. in this Form Reference, are stated below:

o	Audit Committee;
o	Integrity and Ethical Conduct Committee;
o	Executive Committee for Disclosure;
o	Executive Committee for Risk Monitoring;
o	Executive Committee for Risk Management;
o	Executive Committee for Crisis Management;
o	Executive Committee for Anti-money Laundering and Financing of Terrorism (AMLTF)/Sanctions and Information Security/Cyber;
o	Executive Products and Services Committee;
o	Executive Committee for Collection and Credit Recovery;
o	Executive Committee for Credit;
o	Executive Treasury Committee for the Assets and Liabilities Management;
o	Executive Treasury Committee; and
o	Executive Committee for Strategic Planning.

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12. Shareholders’ meeting and management

3)	Internal Audit

The purpose of the Audit and General Inspectorate Department (Internal Audit), which lies under the Board of Directors of Banco Bradesco S.A., Bradseg Participações S.A. and Bradesco Saúde S.A., is to assess the Bradesco Organization’s proceedings, in an independent manner, in order to contribute to the mitigation of risks, the adequacy and effectiveness of Internal Controls, in adherence to the Policies, Rules, Standards, Procedures, as well as the Internal and External Regulations.

The Audit Process is based on internal procedures and International Standards for the professional exercise of the Internal Audit, emanating from The Institute of Internal Auditors (IIA) and also, by NBR ISO – Guidelines for Audits of the Quality and/or Environmental Management System. The Inspection process is done with its own methodology.

The Work Programs are based on: the COSO (Committee of Sponsoring Organizations of the Treadway Commission) and COBIT (Control Objectives for Information and Related Technology) models; the ISO/IEC (International Organization of Standardization and International Electrotechnical Commission), NBR ISO (International Organization of Standardization), SA 8000 (Social Responsibility) standards; the PMBOK (Project Management Body of Knowledge) reference guide, and the Internal Standards of the Organization.

The regular Audit and Inspection work considers, in the scope of its examinations, the effectiveness and efficiency of the systems and processes of internal controls, risk management and corporate governance, taking into account current risks and potential future risks; the reliability, effectiveness and integrity of management information processes and systems; the compliance with the legal framework, to the infra-legal regulation, to the recommendations of regulatory entities; and the internal codes of conduct.

The Internal Audit follows the commitments made by the audited/inspected Areas, when the work is carried out, which remain in follow-up until its implementation/regularization or adoption of compensatory controls judged sufficient when it is impossible to adopt the required improvements, economic infeasibility or time for development.

The Audit and General Inspectorate Service has existed since Bradesco’s first day of operation and, in 1970, was designated a Department by the Bank. In July 2014, it received the Certification of Quality Assessment, issued by the IIA, having been recertified in June 2019. The General Inspectorate has its own Internal Regulation, duly approved in the Special Meeting of the Board of Directors (RECA) No. 3,362, of April 7, 2022.

i.	if they have their own internal rules, stating, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

Board of Directors:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 814, of December 19, 2001.

Audit Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 1,003, of April 30, 2004.

Remuneration Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 1,006, of May 17, 2004.

Risk Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 2,760, of August 21, 2017.

Note: All the above mentioned Charters are available on the Bradesco’s Investor Relations website / Corporate Governance Section.

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12. Shareholders’ meeting and management

ii.	if the issuer has a statutory audit committee, stating, if affirmative, its main duties, form of operation and whether it meets the requirements of the regulations issued by the CVM on the subject:

Committee described in item 12.1.a.

iii.	the way the Board of Directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra-audit services with the independent auditor, and informing the body responsible for the approval of the policy, the date of approval and, if the issuer discloses the policy, sites in the global network of computers on which the document can be consulted:

The Bank’s independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization.

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements.

In the evaluation of the effectiveness of the independent audit, the Audit Committee shall also examine, in advance, the hiring of the independent auditor for the provision of other services that are not of audit of the financial statements, ensuring their independence and the observation of the existing legislation and Norms of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in the paragraph 1 of Article 4 of the Charter, which was approved by the Board of Directors and is publicly available on the Investor Relations website:

https://www.bradescori.com.br/wp-content/uploads/sites/541/2022/04/Final-Regimento-do-Comitê-de-Auditoria.pdf

As to the relationship of the independent audit with the Audit Committee, the matter is duly formalized in the aforementioned Charter of the Committee.

Annually, the Audit Committee meets with the independent auditing firm to discuss the planning of the work for the period which, in the course of the year, presents its achievements and main conclusions to the Committee. The reporting to the Board of Directors is made both by its own independent auditors and the Committee by means of meetings held during the fiscal year.

b)	regarding the members of the Statutory Board of Executive Officers, their duties and individual powers, indicating if the Board of Executive Officers has its own Charter, informing, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, and the sites in the global network of computers on which these documents can be consulted:

Officers undertake to manage and represent the Company, with the required power to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, dispose of and encumber property, provided that, for values greater than 0.5% of the shareholders’ equity of the Company, the operation must be authorized by the Board of Directors.

The Board of Executive Officers has own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 2,712, of May 22, 2017, revised on June 4, 2018, and it is available on Bradesco’s Investor Relations website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/2971cf4f-879f-4bdd-832b-040404e2b44e?origin=2

In addition to the normal assignments given to them by law and by the Bylaws, it is specifically up to each member of the Board of Executive Officers:

o	to the Chief Executive Officer: (i) to coordinate the execution of the strategic planning outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to chair meetings of the Board of Executive Officers;

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o	to the Vice-Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;
o	to the Managing Officers: to perform the tasks assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;
o	to the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;
o	to the Department Officers: to conduct activities of the Departments to which they belong;
o	to the Officers: to perform the tasks assigned to them; and
o	to the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties which they are assigned.

With the exceptions provided for expressly in the Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, and one of them being the Chief Executive Officer or Vice-President.

The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, in conjunction, specifically constituted by two (2) Officers, as described in the previous paragraph, with the respective power of attorney mentioning their powers, the acts they can practice and their term.

The Company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

o	mandates with an “ad judicia” clause, in which the power of attorney may have an indeterminate period and be reinstated;
o	upon summoning or subpoenas;
o	participation in biddings;
o	in the Shareholders’ Meeting of companies or investment funds in which the Company participates, as well as those of which it is a partner or affiliated entity;
o	before bodies and Government offices, provided that it doesn’t involve the assumption of responsibilities and/or obligations by the Company;
o	in court testimony; and
o	before the certifying entities to obtain digital certificates.

c)	date of installation of the Fiscal Council, if this is not permanent, informing if they have their own internal rules, stating, if affirmative, the date of approval by the fiscal council and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

On March 10, 2015, the Fiscal Council became Permanent Body, with its own Charter, approved on the Annual Meeting of the Fiscal Council (ROCF) No. 10, of July 30, 2004, and it is available on Bradesco’s Investor Relations website:

https://www.bradescori.com.br/wp-content/uploads/sites/541/2021/05/Regimento-atual-Site.pdf

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12. Shareholders’ meeting and management

d)	mechanisms for the evaluation of the performance of the board of directors and each body or committee which reports to the board of directors, informing, if affirmative:

i) the frequency of the evaluation and its scope, indicating whether the assessment is made only in relation to the body or if it also includes the individual assessment of its members;

ii) the methodology adopted and the main criteria used in the evaluation;

iii) how the results of the evaluation shall be used by the issuer to improve the functioning of the body; and

iv) if the consulting services or external advice is hired.

Members of the Board of Directors

The annual evaluation of the Board of Directors, as a Collegiate Body, and of its members on an individual basis, has been taking place since 2006, the year in which the attributes for conducting the assessment, by the Chairman of the Body, were established and formalized.

In 2020, the process was modified and research was sent to each of its members for their self-evaluation, evaluation of its peers and of the Body itself. The result of the evaluation of the Body as collegiate was disclosed to the entire Board, in an Executive Session in January 2021.

Since 2021, aiming at the continuous improvement of good governance practices, the annual evaluation process of the Board of Directors, both individually from its members and from the collegiate, has been conducted by an independent company.

Based on assessments conducted throughout 2021, based on questionnaires and individual interviews with Managers and Committee members subordinate to the Board of Directors, the contractor hired to provide the consultancy published, in December 2021, the final result of the evaluation of the Board as Collegiate Body. As for the individual evaluation, each director received only their final evaluation, attributed by the other members in strict confidentiality, in order to ensure the effectiveness of the research.

The methodology used took into account factors such as: experience, diversity of skills, leadership and communication styles among the directors, structuring, agenda, number of meetings, time spent on topics treated in meetings, flow of information and tools used, quality of discussions and the way decisions are made.

The evaluation, therefore, makes it possible to identify the Body’s strengths, of the points for improvement, as well as the actions to be implemented, in order to, among other things, provide feedback and submit the names of the candidates for possible re-election.

Members of the Committees

Bradesco’s Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Charters. During 2021, there were some assessments of controls at entity level, which were used to monitor and detect relevant deviations or relevant errors and materials in the processes. In these assessments, the internal controls help to ensure that the guidelines are being executed.

The interaction between the Committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management’s support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning.

Annually, the Audit Committee formalizes the Self-Assessment of its members and approves the instruments with the Coordination. It contemplates the aspects related to the technical knowledge and performance of the Committee Members on the various relevant issues and Areas of the Bradesco Organization, namely:

•	Financial and Accounting Statements;

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•	Loan Operations, Treasury / Investment Funds (Capital Market) and Insurance;
•	Risk Management and Internal Controls;
•	Compliance, Conduct and Ethics; and
•	Technical evaluation of Audits – Independent and Internal (scope, coverage and results).

Members of the Board of Executive Officers

The Chief Executive Officer is evaluated by the Board of Directors in executive session, by means of performance indicators aligned to the corporate strategy of the Company. The Chief Executive Officer, in turn, evaluates their direct subordinates (Vice-Presidents), they evaluate their direct subordinates (Managing Officer, Deputy Officer, Department Officer and Officer, when these members report directly to the Vice-Presidents). The Board of Executive Officers (Vice-Presidents, Managing Officer and Deputy Officer) and the other officers, are classified under the heading “Other officers” (below).

It is incumbent upon the Chief Executive Officer: to coordinate the execution of the strategic plan outlined by the Board of Directors; to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; to supervise and coordinate, directly, the actions of the Executive Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and to chair over the meetings of the Board of Executive Officers.

In accordance with the Charter of the Board of Executive Officers, the Chief Executive Officer is responsible for the management of the Company and coordination of the Board of Directors, being the link with the Board. His/her duties include:

a) to exercise the leadership of the Company, striving to ensure that the deliberations and the guidelines established by the Board and by the Shareholders’ Meetings are faithfully observed;

b) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for;

c) to chair meetings of the Board of Executive Officers;

d) to supervise and coordinate, directly, the actions of the Executive Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers;

e) to forward to the Board the matters of its competence, after consideration by the Board of Executive Officers;

f) to coordinate the execution of the strategic planning established by the Board of Directors, including the elaboration of the business plans, annual and pluri-annual operational, financial and investment budget plans of the Company, to be submitted to the Board; and

g) to implement and monitor all legal and regulatory obligations imposed on the Company.

Every three months, both the Chief Executive Officer and the other Officers are evaluated and the result of this evaluation is also used for the eventual receipt of variable compensation. The Nomination and Succession Policy of the Bradesco Organization establishes that both the availability of time and aspects of diversity, such as gender, race, ethnicity and age group, as well as diversity of experience and technical and behavioral competencies, are respected in the process of nomination of possible candidates for vacancies on the Board of Directors. This process occurs by meritocracy. Thus, any Executive Officer, apart from the aspects mentioned above, has the possibility of being elected to compose the Board of Directors.

Other Officers

The individual performance of the Management, as well as that of their corresponding areas, is accompanied by their respective superiors regarding the process of formal evaluation, and specific indicators are defined for the assessment of the areas and for individual assessment, following the requisites of CMN Resolution No. 3,921. These indicators are defined according to the Manager’s duties, in addition to considering the business-oriented areas, areas of controls and other areas of support.

For the assessment of areas, the following groups of indicators are considered, as a minimum:

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•	main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
•	actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;
•	actions directed to risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);
•	actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and
•	actions directed to environmental aspects: are indicators that assess the degree of compliance with the objectives of the area, regarding environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

•	quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the evaluated Manager;
•	commitment to strategy: aims to evaluate if their performance reflected positively, with material contributions to the Strategic Planning in the period;
•	participation in collegiate decisions: aims to evaluate the active participation in meetings and the convened committees, with opinions that contributed to the submitted decisions;
•	leadership team: evaluates the team management process;
•	planning: assesses the ability to plan the activities of their area in the medium- and long-term; and
•	overview: evaluates, mainly, the Managers’ vision regarding future trends in order to meet the demands of the market.

The performance evaluations of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions, and not specifically on the overall performance of the Organization. The Integrated Risk Control Department (DCIR) and the Audit and General Inspectorate Department (AIGL) are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies within the Bradesco Organization.

Bradesco’s Human Resource Department will follow the process described above and will forward each Manager’s evaluation file to the Remuneration Committee, with the respective name and decision regarding the eligibility.

12.2 – Rules, policies and practices relating to Shareholders’ Meetings

a)	summoning deadlines

Bradesco offers all documentation relating to Shareholders’ Meetings at least 30 days in advance. In 2022, the relevant documents for the Shareholders’ Meeting of March 10, 2022 were made available to the market on February 8, 2021.

b)	competencies

Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws have the power to decide all of the business that is related to the object of the Company and to take the decisions it deems to be convenient to its defense and development. This subject is addressed in Chapter Eleven (Articles 121 to 137) of Law No. 6,404 of December 15, 1976.

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Pursuant to Article 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders’ Meeting in the four (4) months following the end of the fiscal year, to deal with the following matters:

I – to take the manager’s accounts, in order to examine, discuss and vote on the financial statements;

II – to decide on the allocation of the net income for the year and the distribution of dividends; and

III – to elect managers and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, any deliberation about a transformation, merger, incorporation and spin-off of the Company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, a Special Shareholders’ Meeting shall be convened.

c)	addresses (physical or electronic) in which the Shareholders’ Meeting documents are available to the shareholders for analysis.

All legal documents and additional information necessary for the analysis and exercise of voting rights are available to shareholders on websites of Bradesco (banco.bradesco/ri), of B3 S.A. – Brazilian Exchange & OTC (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://sistemas.cvm.gov.br/?CiaDoc).

d)	identification and management of conflicts of interest

As established by Law No. 6,404/76, the shareholder shall exercise the right to vote in the interest of the Company. Votes exercised for the purpose of causing damage to the Company or to other shareholders, or those exercised to obtain, for oneself or for others, an unjust advantage that results in, or that is likely to result in, damage to the Company or to other shareholders shall be considered abusive.

During the meeting, the shareholders who have conflicting interests with those of the Company in a given deliberation should report the fact immediately, and refrain from participating in the discussion or from voting on that item.

e)	request of proxies by Management for the exercise of voting rights

Bradesco’s Management does not request proxies for voting, and any representation at Shareholders’ Meetings is at the discretion of shareholders.

f)	formalities necessary for the acceptance of proxies, authorized by shareholders, indicating if the issuer requires or waives the certification of signature, notarization, consularization and certified translation and if the issuer admits proxies electronically authorized by the shareholders

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of Shareholders’ Meetings, as well as the ownership of shares.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required).

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g)	formalities necessary for the acceptance of remote voting form, when sent directly to the Company, indicating if the issuer requires or waives the certification of signature, notarization and consularization

The Form, appropriately completed, initialed and signed, should be sent until seven (7) days prior to the date of the shareholders’ meeting to the email governancacorp@bradesco.com.br, no longer requiring the remittance of the physical copy, together with the documents listed in the table below.

Documents to be presented at a Bradesco Branch, together with the Form	Individual	Legal Entity	Inv. Fund
Individual Taxpayer Registry No. and Identity Card with photo of the shareholder or its legal representative[1]	X	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]	-	X	X
Legal document that confirms the legal powers granted, including representation, if this is the case[2]	-	X	X
Consolidated and updated fund regulation	-	-	X

(1)  Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)  For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

In order to the shareholder does not have his/her vote disregarded for any possible vice, the Company request that the Forms be receipt up to ten (10) days prior to the Meeting, in time for any adjustments to be required, which shall be timely settled and returned to the Company by the deadline informed in the preceding paragraph.

Before being sent to Bradesco, the corporate documents as well as the ones of representation of businesses and investment funds issued in a foreign language should be translated into Portuguese. The respective translations should be recorded in the Titles and Documents Registry Office (sworn translation is not required).

If the physical documentation listed below is not received at its registered office until the previously informed deadline, Bradesco will inform the shareholder that the votes delivered via the Form will be disregarded.

h)	if the Company has an electronic system that it uses to count remote votes or remote participation

As accounted for in Articles 26 to 30 of CVM Resolution No. 81/2022, the Company’s shareholders may also exercise their right to vote in shareholders’ meetings through the remote voting process, to be formalized in a document named as “Remote Voting Form” (Form), whose template is available on the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or on the CVM – Brazilian Securities and Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc).

The Shareholder may express their intention to vote by sending the respective Remote Voting Form to the bookkeeper of the shares of the Company, through the Network of Bradesco Branches, or to its custodian agents providing such service, in the case of shareholders holding shares deposited in a central depository.

The Shareholder will be able to participate in the Meetings and vote in a virtual way, during its realization. The guidelines, data and password for connection will be sent to the shareholders who, up to two (2) days before the meeting, send a request to participate in the Shareholders’ Meetings to the electronic addresses governancacorp@bradesco.com.br and easyvoting@alfm.adv.br, attaching the identification and/or representation documents.

As provided in paragraph 3º of Article 6º of CVM Resolution No. 81/2022, the shareholders who do not send the request to participate in the Shareholders’ Meetings until the day aforementioned may not participate in the Shareholders’ Meetings through electronic system made available by the Company.

To ensure the presence exclusively of shareholders and their representatives, only after the request is received and the identification documents and representation of the Shareholder are verified, the link and password of access for their participation be forwarded, to the email indicated by the shareholder, twenty-four (24) hours before the beginning of the Meeting.

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i)	instructions for that the shareholder or group of shareholders includes proposals for deliberation, alliances, or candidates for the Board of Directors and Fiscal Council on remote voting form

Once the percentages of certain types of shares are observed as established in Attachments 21-L-I and/or 21-L-II of CVM Instruction No. 481/2009, according to the case in question, proposals for deliberation, alliances, or candidates for the Board of Directors and of the Fiscal Council on remote voting form may be sent to the Company by email at governancacorp@bradesco.com.br.

The names of candidates to members of the Board of Directors or Fiscal Council must be sent within in the period between: i) the first working day of the fiscal year in which the shareholders’ meeting is to be held and until twenty-five (25) days before the date of its holding in the case of annual shareholders’ meeting; or ii) the first working day following the event that justifies the convening of a shareholders’ meeting for the election of members of the board of directors and the fiscal council and until twenty-five (25) days before the date of the meeting, in the case of a special shareholders’ meeting convened for that purpose.

Other resolution proposals must be sent for the period from the first working day of the fiscal year in which the annual shareholders’ meeting is to be held and within forty-five (45) days before the Meeting date.

j)	if the Company has forums and pages on the World Wide Web that are intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

•	governancacorp@bradesco.com.br; and
•	investidores@bradesco.com.br.
k)	other information necessary for remote participation and for exercising the right of remote voting

Bradesco informs that:

•	The common shareholders with positions held up to the date of the Meetings will be entitled to vote on all matters of the Form, except in the separate vote for the election of the members of the Board of Directors, if any, and/or the members of the Fiscal Council appointed EXCLUSIVELY by the minority shareholders who are holders of preferred shares;
•	The minority shareholders who are holders of preferred shares with positions held up to the date of the Shareholders’ Meetings are entitled to vote EXCLUSIVELY in the item of the Form related to the separate vote process to elect the members of the Board of Directors, if any, and/or the members of the Fiscal Council appointed by the minority shareholders, holders of preferred shares.

Pursuant to Article 47 of CVM Resolution No. 81/2022, the shareholder who participates through the digital platform may manifest themselves and, if desired, may exercise their right to vote, and shall be deemed as present in the Meetings and to have signed the respective minutes.

The Shareholder who has already sent the Remote Voting Form may register to use the digital platform (i) simply to participate in the activities of the Shareholders’ Meeting; or (ii) to participate in the activities and exercise their right to vote in the Meetings, situation in which the Company will disregard all the voting instructions previously sent by means of the Remote Voting Form.

When the period for remote voting ends, the shareholder may not change the voting instructions already sent, except for participation in Digital Shareholders’ Meetings, through an explicit request to disregard the voting instructions sent through the Form, before the respective matter(s) is(are) cast to vote.

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12.3 – Rules, policies and practices relating to the Board of Directors

a)	number of meetings held in the last fiscal year, with a breakdown of the number of special and annual shareholders’ meetings

The Board of Directors held, in the last fiscal year, a total of 41 meetings, six of which were annual and 35 special meetings.

b)	if applicable, the provisions of a shareholders’ agreement, establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders’ agreements.

c)	rules for identification and management of conflicts of interest

Law No. 6,404/76, Article 156, bars the manager from intervening in any corporate transaction in which they have a conflicting interest with the Company, or in any related decisions taken by the other managers. They must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Board of Executive Officers.

The Charter of the Board of Directors of Bradesco identifies, in Article 8, vetoes to Managers they characterize as conflicts of interest, namely:

•	to practice acts of liberality at the expense of the Company or of any other companies of the Bradesco Organization;
•	to use, for their own advantage, the goods that belong to the Company;
•	to receive any form of advantage by reason of the exercise of the job;
•	to use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge, by reason of the exercise of the job;
•	to be omitted in the exercise or protection of rights of the Company;
•	to acquire, for resale at a profit, goods or rights that are knowingly needed by the Company or which it intends to acquire;
•	to use insider information to gain personal advantage or an advantage for another person, through the purchase or sale of securities;
•	even in any social operation in which there is a conflicting interest with the Company or with any company of the Bradesco Organization and to deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and withdraw, even physically, from discussions and resolutions related to this specific issue, recording the leave in the minutes;
•	to participate directly or indirectly in the trading of securities that are issued by the Company or related thereto:
i.	prior to the market disclosure of a material act or fact that occurred within the business of Banco Bradesco S.A.;
ii.	in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual information (DFP) of Banco Bradesco S.A.;
iii.	if there is an intent to promote any incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and
iv.	during the process of acquisition or sale of shares issued by Banco Bradesco S.A., exclusively for the dates on which the Bank is negotiating.
•	to decide on the acquisition or disposal by the Company, or by other open companies that are part of the Bradesco Organization, of any shares of its own issuance, if there is:
i.	any agreement or contract for the transfer of its controlling interest; and
ii.	intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving the relevant investment in coalitions.

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The Organization’s Code of Ethical Conduct, in item 4.1.1. (Integrity Principle – Conflict of Interest), defines that the conflict of interest occurs when there is a possibility of direct or indirect confrontation between the personal interests of managers, employees, interns, apprentices and/or associates and those of the Organization or of its clients, which could endanger, or unduly influence, the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or for others (relatives, friends, etc.) with whom they have, have had or intend to have personal, commercial or political relations.

In the face of any conflict of interest, the conflicting manager, employee, intern, apprentice or associate must inform the fact promptly to his/her superior and their peer(s) involved and must not engage, even physically, in any discussions and deliberations on the theme in question.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy of Transactions with Related Parties. This ensuring that transactions with related parties are carried out in a commutative manner; ensuring that transactions with related parties are in compliance with the legal standards and other regulations and internal policies; ensuring that transactions are properly formalized, and disclosed, ensuring the transparency of the process to our shareholders, investors and to the market in general; and ensure the undertaking of actions aligned with the guidelines of the Bradesco Organization’s Code of Ethical Conduct.

d)	if the issuer has a policy of nominating and filling in positions of the board of directors formally approved:

The process of appointment of managers in the Bradesco Organization, which includes both members of the Board of Directors and the Board of Executive Officers, embodied in the guidelines established by the Nomination and Succession Policy of Managers of the Bradesco Organization publicly available on the company’s Investor Relations website (Corporate Governance Section – By-laws and Policies).

The mentioned Policy establishes that both the availability of time and aspects of diversity, such as gender, ethnicity, color, age, marital status, sexual orientation, religious choice, physical condition or socioeconomic class, as well as technical and behavioral skills are respected in the process of nomination of possible candidates for vacancies on the Board of Directors and the Board of Executive Officers. This process occurs by meritocracy. Thus, any Executive Officer, regardless of any aspect of diversity, has the possibility of being elected to compose the Board of Directors.

As adviser to the Board in conducting this Policy, there is the Nomination and Succession Committee of the Bradesco Organization, the body subordinate to the Board of Directors, which acts on behalf of all the Institutions members of the Organization.

12.4 – Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

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12.5/6 – Composition and professional experience of the Management and Fiscal Council

In relation to each of the managers and members of the fiscal council of the issuer, indicate the name, date of birth, profession, CPF, elective role they exercise, date of election, date on which they took office, term of office, other positions or functions exercised in the issuer, if elected by the controller or not, whether they are an independent member and number of consecutive mandates.

✓	Members of the Board of Directors:

Mandate: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2024.

Elected by the controller: Yes

Independent member: No

Name	LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth	October 6, 1951	December 21, 1943
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	250.319.028-68	021.698.868-34
Election position held	Chairman of the Board of Directors	Vice-Chairman of the Board of Directors
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 19, 2022	April 19, 2022
Other positions and duties with issuer	None	Refer to item 12.7
Number of consecutive mandates	11	11

Name	DENISE AGUIAR ALVAREZ	MILTON MATSUMOTO
Date of Birth	January 24, 1958	April 24, 1945
Profession	Educator	Banking Employee
CPF [Individual Taxpayer Registry No.]	032.376.698-65	081.225.550-04
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 19, 2022	April 8, 2022
Other positions and duties with issuer	None	Refer to item 12.7
Number of consecutive mandates	30	9

Name	ALEXANDRE DA SILVA GLÜHER	MAURÍCIO MACHADO DE MINAS
Date of Birth	August 14, 1960	July 1, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	282.548.640-04	044.470.098-62
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 7, 2022	April 7, 2022
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	2	2

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Name	RUBENS AGUIAR ALVAREZ
Date of Birth	October 23, 1972
Profession	Economist
CPF [Individual Taxpayer Registry No.]	136.527.778-08
Election position held	Member of the Board of Directors
Date of election	March 10, 2022
Date that office was taken	April 7, 2022
Other positions and duties with issuer	None
Number of consecutive mandates	1

Mandate: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2024.

Elected by the controller: Yes

Independent member: Yes

Name	SAMUEL MONTEIRO DOS SANTOS JUNIOR	WALTER LUIS BERNARDES ALBERTONI
Date of Birth	February 5, 1946	September 29, 1968
Profession	Lawyer	Lawyer
CPF [Individual Taxpayer Registry No.]	032.621.977-34	147.427.468-48
Election position held	Independent Member of the Board of Directors	Independent Member of the Board of Directors
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 8, 2022	April 11, 2022
Other positions and duties with issuer	Refer to item 12.7	None
Number of consecutive mandates	1	1

Name	PAULO ROBERTO SIMÕES DA CUNHA	DENISE PAULI PAVARINA
Date of Birth	May 27, 1950	April 14, 1963
Profession	Accountant	Financial Consultant
CPF [Individual Taxpayer Registry No.]	567.047.048-68	076.818.858-03
Election position held	Independent Member of the Board of Directors	Independent Member of the Board of Directors
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 7, 2022	April 7, 2022
Other positions and duties with issuer	Refer to item 12.7	None
Number of consecutive mandates	1	0

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✓	Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	OCTAVIO DE LAZARI JUNIOR
Date of Birth	July 18, 1963
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	044.745.768-37
Election position held	Chief Executive Officer
Date of election	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None
Number of consecutive mandates	11

Name	MARCELO DE ARAÚJO NORONHA	ANDRÉ RODRIGUES CANO
Date of Birth	August 10, 1965	July 22, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	360.668.504-15	005.908.058-27
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	Chief Financial Officer
Number of consecutive mandates	16	19

Name	CASSIANO RICARDO SCARPELLI	EURICO RAMOS FABRI
Date of Birth	July 28, 1968	September 29, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	082.633.238-27	248.468.208-58
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	13	10

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Name	ROGÉRIO PEDRO CÂMARA	MOACIR NACHBAR JUNIOR
Date of Birth	October 5, 1963	April 5, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	063.415.178-90	062.947.708-66
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	CCO	Chief Risk Officer
Number of consecutive mandates	9	15

Name	WALKIRIA SCHIRRMEISTER MARCHETTI	GUILHERME MULLER LEAL
Date of Birth	November 1, 1960	November 12, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	048.844.738-09	965.442.017-15
Election position held	Managing Officer	Managing Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	13	9

Name	JOÃO CARLOS GOMES DA SILVA
Date of Birth	January 20, 1961
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	044.972.398-45
Election position held	Managing Officer
Date of election	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None
Number of consecutive mandates	11

201 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	BRUNO D’AVILA MELO BOETGER	GLAUCIMAR PETICOV
Date of Birth	June 17, 1967	March 18, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	867.743.957-91	059.348.278-63
Election position held	Managing Officer	Managing Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	9

Name	JOSÉ RAMOS ROCHA NETO	ANTONIO JOSÉ DA BARBARA
Date of Birth	December 8, 1968	December 21, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	624.211.314-72	083.858.728-33
Election position held	Managing Officer	Managing Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	11	11

Name	EDSON MARCELO MORETO	JOSÉ SÉRGIO BORDIN
Date of Birth	January 16, 1970	February 26, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	091.302.478-37	095.407.008-92
Election position held	Managing Officer	Managing Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	11

Name	LEANDRO DE MIRANDA ARAUJO	ROBERTO DE JESUS PARIS
Date of Birth	December 11, 1971	September 15, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	021.821.317-44	106.943.838-30
Election position held	Managing Officer	Managing Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	Investor Relations Officer	None
Number of consecutive mandates	2	9

202 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	EDILSON WIGGERS	OSWALDO TADEU FERNANDES
Date of Birth	August 3, 1968	October 20, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	641.036.099-15	088.897.978-94
Election position held	Deputy Officer	Deputy Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	10	2

Name	EDILSON DIAS DOS REIS	KLAYTON TOMAZ DOS SANTOS
Date of Birth	December 26, 1971	February 22, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	809.141.447-15	148.965.118-75
Election position held	Deputy Officer	Deputy Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	2

✓	Members of the Department Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ADEMIR APARECIDO CORREA JUNIOR	ANDRÉ BERNARDINO DA CRUZ FILHO
Date of Birth	July 11, 1969	June 11, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	633.628.309-78	192.221.224-53
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	11

203 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	ANDRÉ FERREIRA GOMES	ANTONIO CARLOS MELHADO
Date of Birth	July 18, 1968	June 2, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	059.012.418-86	851.955.538-15
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	7	10

Name	ANTONIO DAISSUKE TOKURIKI	CARLOS WAGNER FIRETTI
Date of Birth	December 3, 1968	November 5, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	112.458.198-79	116.362.538-81
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	5

Name	FERNANDO ANTÔNIO TENÓRIO	FERNANDO FREIBERGER
Date of Birth	June 13, 1961	November 28, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	226.475.114-20	732.669.659-49
Election position held	Managing Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	15	4

Name	FERNANDO HONORATO BARBOSA	JOSÉ AUGUSTO RAMALHO MIRANDA
Date of Birth	April 24, 1979	January 28, 1980
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	213.131.738-78	268.676.278-03
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	3

204 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	JOSÉ GOMES FERNANDES	JULIO CARDOSO PAIXÃO
Date of Birth	March 27, 1960	December 5, 1977
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	135.834.253-91	212.782.698-19
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

Name	LAYETTE LAMARTINE AZEVEDO JUNIOR	LEANDRO JOSÉ DINIZ
Date of Birth	August 18, 1961	November 2, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	337.092.034-49	062.643.218-93
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	8

Name	MANOEL GUEDES DE ARAUJO NETO	MARCOS APARECIDO GALENDE
Date of Birth	October 1, 1966	May 9, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	387.789.395-34	089.419.738-05
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	10

Name	MARLOS FRANCISCO DE SOUZA ARAUJO	PAULO EDUARDO WAACK
Date of Birth	July 26, 1977	March 21, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	274.447.478-90	149.114.048-84
Election position held	Department Officer	Department Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	7	5

205 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	ROBERTO MEDEIROS PAULA
Date of Birth	July 21, 1968
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	985.598.697-00
Election position held	Department Officer
Date of election	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None
Number of consecutive mandates	3

✓	Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ADELMO ROMERO PEREZ JUNIOR	AIRES DONIZETE COELHO
Date of Birth	February 26, 1966	August 13, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	125.338.838-59	025.919.518-96
Election position held	Officer	Officer
Date of election	March 17, 2022	April 20, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	0

Name	ALESSANDRO ZAMPIERI	ALEXANDRE CESAR PINHEIRO QUERCIA
Date of Birth	April 15, 1971	June 17, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	133.066.828-61	126.285.468-76
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	4

206 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	ALEXANDRE PANICO	ANDRÉ DAVID MARQUES
Date of Birth	April 7, 1969	April 13, 1976
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	106.815.368-70	934.928.129-53
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	1

Name	ANDRÉ LUIS DUARTE DE OLIVEIRA	CARLOS ALBERTO ALÁSTICO
Date of Birth	December 17, 1971	June 9, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	117.234.298-99	002.744.798-77
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	8

Name	CARLOS HENRIQUE VILLELA PEDRAS	CARLOS LEIBOWICZ
Date of Birth	September 20, 1971	December 31, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	011.710.097-80	225.472.338-35
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	4

Name	CAROLINA SALOMÃO FERA	CÍNTIA SCOVINE BARCELOS DE SOUZA
Date of Birth	November 14, 1980	November 15, 1972
Profession	Banking Employee	Engineer
CPF [Individual Taxpayer Registry No.]	306.935.498-07	028.069.117-37
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

207 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	CLAYTON NEVES XAVIER	CRISTINA COELHO DE ABREU PINNA
Date of Birth	December 3, 1972	September 23, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	103.750.518-21	165.131.368-73
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	FRANCISCO ARMANDO ARANDA	FRANCISCO JOSÉ PEREIRA TERRA
Date of Birth	June 2, 1981	May 26, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	032.952.429-17	111.112.668-24
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	ITALÍVIO GARCIA MENEZES	JEFERSON RICARDO GARCIA HONORATO
Date of Birth	March 9, 1968	August 31,1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	445.070.541-68	129.380.218-28
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	2

Name	JEFFERSON RICARDO ROMON	JOSÉ LEANDRO BORGES
Date of Birth	March 22,1962	April 3, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	009.224.238-30	135.349.248-60
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	2

208 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	JULIANO RIBEIRO MARCILIO	JÚLIO CESAR JOAQUIM
Date of Birth	April 25,1973	October 11, 1975
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	253.578.878-02	178.193.728-18
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	2

Name	MARCOS DANIEL BOLL	MARCOS VALÉRIO TESCAROLO
Date of Birth	April 11, 1972	September 26, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	829.357.189-68	085.195.768-42
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	1

Name	MARINA CLAUDIA GONZALEZ MARTIN DE CARVALHO	MATEUS PAGOTTO YOSHIDA
Date of Birth	November 1, 1966	March 20, 1981
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	101.895.258-60	295.232.748-30
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR	NILTON PEREIRA DOS SANTOS JUNIOR
Date of Birth	December 26, 1969	May 21, 1975
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	116.088.168-50	874.683.289-00
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	Holds the position of Ombudsman.	None
Number of consecutive mandates	3	2

209 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	RENATA GEISER MANTARRO	ROBERTO FRANÇA
Date of Birth	August 27, 1967	April 27, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	074.432.258-81	091.881.378-64
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	3

Name	ROMERO GOMES DE ALBUQUERQUE	RÚBIA BECKER
Date of Birth	June 4, 1966	September 23, 1974
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	410.502.744-15	743.268.809-53
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

Name	RUY CELSO ROSA FILHO	TELMA MARIA DOS SANTOS CALURA
Date of Birth	November 27, 1977	July 12, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	177.778.598-70	131.133.338-06
Election position held	Officer	Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

Name	VASCO AZEVEDO
Date of Birth	March 30, 1961
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	655.029.307-34
Election position held	Officer
Date of election	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None
Number of consecutive mandates	2

210 – Reference Form – 2021

12. Shareholders’ meeting and management

✓	Members of the Regional Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ALBERTO DO NASCIMENTO LEMOS	ALTAIR LUIZ GUARDA
Date of Birth	January 6, 1962	April 25, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	723.191.357-15	580.065.169-87
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	2

Name	AMADEU EMILIO SUTER NETO
Date of Birth	January 17, 1965
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	056.897.388-75
Election position held	Regional Officer
Date of election	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None
Number of consecutive mandates	5

Name	ANDRÉ VITAL SIMONI WANDERLEY	CÉSAR CABÚS BERENGUER SILVANY
Date of Birth	September 14, 1965	December 18, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	808.842.887-49	338.666.355-91
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	4

211 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	DEBORAH D’AVILA PEREIRA CAMPANI SANTANA	DELVAIR FIDÊNCIO DE LIMA
Date of Birth	January 27, 1970	December 16, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	009.942.667-66	005.645.288-89
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	11

Name	EDMIR JOSÉ DOMINGUES	HEBERCLEY MAGNO DOS SANTOS LIMA
Date of Birth	May 29, 1969	May 1, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	094.166.058-32	597.281.595-87
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	1

Name	JOSÉ ROBERTO GUZELA	MARCELO MAGALHÃES
Date of Birth	February 7, 1967	August 23, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	516.862.529-00	789.977.049-15
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	1

Name	MARCOS ALBERTO WILLEMANN	NELSON PASCHE JUNIOR
Date of Birth	May 7, 1976	November 23, 1978
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	916.046.999-49	283.380.338-98
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

212 – Reference Form – 2021

12. Shareholders’ meeting and management

Name	PAULO ROBERTO ANDRADE DE AGUIAR	ROGERIO HUFFENBAECHER
Date of Birth	September 12, 1973	November 5, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer Registry No.]	018.098.157-97	168.964.128-28
Election position held	Regional Officer	Regional Officer
Date of election	March 17, 2022	March 17, 2022
Date that office was taken
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	2

✓	Members of the Fiscal Council, elected by the controlling shareholders:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2023.

Elected by the controller: Yes

Independent member: Yes

Name	DOMINGOS APARECIDO MAIA	FREDERICO WILLIAM WOLF
Date of Birth	March 31, 1952	May 12, 1957
Profession	Accountant	Administrator
CPF [Individual Taxpayer Registry No.]	714.810.018-68	882.992.108-44
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 12, 2022	April 28, 2022
Other positions and duties with issuer	None	None
Number of consecutive mandates	17	0

Name	JOAQUIM CAXIAS ROMÃO	ARTUR PADULA OMURO
Date of Birth	August 25, 1960	September 23, 1961
Profession	Lawyer	Administrator
CPF [Individual Taxpayer Registry No.]	010.264.668-65	024.712.498-25
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 27, 2022	April 26, 2022
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

Name	JOSÉ MARIA SOARES NUNES	LUIZ EDUARDO NOBRE BORGES
Date of Birth	April 11, 1958	February 15, 1975
Profession	Accountant	Accountant
CPF [Individual Taxpayer Registry No.]	001.666.878-20	185.221.388-42
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 12, 2022	April 26, 2022
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	0

213 – Reference Form – 2021

12. Shareholders’ meeting and management

✓	Members of the Fiscal Council, elected by the preferred shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2023.

Elected by the controller: No

Independent member: Yes

Name	CRISTIANA PEREIRA	AVA COHN
Date of Birth	February 14, 1971	October 2, 1964
Profession	Economist	Business Administrator
CPF [Individual Taxpayer Registry No.]	120.701.098-79	090.196.928-10
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 12, 2022	April 14, 2022
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	1

✓	Member of the Fiscal Council, elected by common shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2023.

Elected by the controller: No

Independent member: Yes

Name	IVANYRA MAURA DE MEDEIROS CORREIA	EDUARDO BADYR DONNI
Date of Birth	October 23, 1967	September 19, 1962
Profession	Engineer	Chemical Engineer
CPF [Individual Taxpayer Registry No.]	009.092.797-48	746.941.207-78
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2022	March 10, 2022
Date that office was taken	April 19, 2022	April 14, 2022
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	1

214 – Reference Form – 2021

12. Shareholders’ meeting and management

12.5. “m” – Information on:

i.	main professional experiences during the last five years, appointing: the company’s name and business sector; the position; if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer;
ii.	indication of all of the management positions that they occupy in any other third sector companies or organizations.
✓	Members of the Board of Directors:
LUIZ CARLOS TRABUCO CAPPI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice-Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he performed from March 2009 to March 2018.
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Chairman of the Board of Directors (Non-Executive Board Member). From April 28, 2014 to April 27, 2018, he held the position of Vice-Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Chairman of the Board of Directors and Chief Executive Officer

Nova Cidade de Deus Participações S.A.

Chief Executive Officer

Fundação Bradesco

Chairman of the Managing Board and Chief Executive Officer

Cidade de Deus – Companhia Comercial de Participações

Chairman of the Board of Directors and Chief Executive Officer

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Chairman of the Board of Directors (Non-Executive Board Member). From April 30, 2009 to April 30, 2018, he held the position of Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Chairman of the Board of Directors.

Banco Bradesco BBI S.A.

April 28, 2009 to April 26, 2018 – Chief Executive Officer

Bradesco Saúde S.A.

Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Chairman of the Board of Directors

Elo Participações S.A.

Vice-Chairman of the Board of Directors

Bradesco Administradora de Consórcios Ltda.

April 14, 2009 to April 30, 2018 – Chief Executive Officer

Bradseg Participações Ltda.

Chairman of the Board of Directors

Fleury S.A.

Effective Member of the Board of Directors

Odontoprev

Chairman of the Board of Directors

Bitz Instituição de Pagamento S.A.

Chairman of the Board of Directors

Companhia Brasileira de Gestão de Serviços – Orizon

Sitting Member and Chairman of the Board of Directors

Next Tecnologia e Serviços Digitais S.A

Chairman of the Board of Directors

Item 12.5.m.ii	ACJR – Rio de Janeiro Commercial Association Meritorious Member of the Higher Council Economic and Social Development Council of the Federal President – CDES Member

215 – Reference Form – 2021

12. Shareholders’ meeting and management

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Vice-Chairman of the Board of Directors and Vice-President

Nova Cidade de Deus Participações S.A.

Vice-President

Fundação Bradesco

Vice-Chairman of the Managing Board and Vice-President

Cidade de Deus – Companhia Comercial de Participações

Vice-Chairman of the Board of Directors and Vice-President

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-Chairman of the Board of Directors.

Banco Bradesco BERJ S.A.

February 14, 2014 to April 30, 2018 – Chief Executive Officer

Bradesco Saúde S.A.

Vice-Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Vice-Chairman of the Board of Directors

Bradseg Participações S.A.

Vice-Chairman of the Board of Directors

Companhia Securitizadora de Créditos Financeiros Rubi

March 19, 2018 to April 30, 2019 – General Officer

Bitz Instituição de Pagamento S.A.

Vice-Chairman of the Board of Directors

Next Tecnologia e Serviços Digitais S.A.

Vice-Chairman of the Board of Directors

Item 12.5.m.ii	-.-

216 – Reference Form – 2021

12. Shareholders’ meeting and management

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradespar S.A.

Member of the Board of Directors

Bradseg Participações S.A.

June 18, 2018 to July 20, 2020 – Member of the Board of Directors

Item 12.5.m.ii

Associação Pinacoteca Arte e Cultura – APAC

Member of the Board of Directors

Canal Futura

Member of the Advisory Council

Fundação Roberto Marinho

Member of the Board of Trustees

Congregação de Santa Cruz do Brasil

Member of the Board of Directors of Colégio Santa Cruz (advisory nature)

High Level Reflection Group for Strategic Transformation – UNESCO

Member

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Member of the Board of Directors and Officer

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações.

Member of the Board of Directors and Officer

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Bradseg Participações S.A.

Member of the Board of Directors

BAC Florida Bank

Vice-President

Bitz Instituição de Pagamento S.A.

Member of the Board of Directors

Bradesco Saúde S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

217 – Reference Form – 2021

12. Shareholders’ meeting and management

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to March 12, 2018 – Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

April 28, 2017 to March 12, 2018 – General Officer

Banco Bradescard S.A.

April 25, 2017 to March 12, 2018 – Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to March 12, 2018 – Vice-President

Banco Bradesco BERJ S.A.

February 14, 2014 to March 12, 2018 – Vice-President

Banco Bradesco Financiamentos S.A.

April 27, 2017 to March 12, 2018 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 28, 2017 to March 12, 2018 – Managing Officer

April 28, 2017 to October 30, 2017 – General Officer

Bradescard Elo Participações S.A.

April 24, 2017 to March 12, 2018 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 28, 2014 to March 12, 2018 – Vice-President

Bradseg Participações S.A.

Member of the Board of Directors

BAC Florida Bank

CEO

Banco Digio S.A.

Member of the Board of Directors

Bitz Instituição de Pagamento S.A.

Member of the Board of Directors

Bradesco Saúde S.A.

Member of the Board of Directors

Bradespar S.A.

Member of the Board of Directors

Next Tecnologia e Serviços Digitais S.A.

Member of the Board of Directors

Ágora Investimentos S.A.

March 28, 2014 to March 12, 2018 – Officer

Bradesco Holding de Investimentos S.A.

April 2, 2014 to March 12, 2018 – Officer

Bradesco Saúde – Operadora de Planos S.A.

March 10, 2014 to April 3, 2018 – Officer

Quixaba Empreendimentos e Participações Ltda.

March 26, 2018 to April 22, 2019 – General Officer

Item 12.5.m.ii	-.-

218 – Reference Form – 2021

12. Shareholders’ meeting and management

MAURÍCIO MACHADO DE MINAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member). From January 2014 to January 2019, he held the position of Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Banco Bradescard S.A.

April 25, 2017 to January 28, 2019 – Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 – Vice-President

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 – Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 – Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 – Managing Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

Bradseg Participações S.A.

Member of the Board of Directors

CPM Holdings Limited

Member of the Board of Directors

Banco Digio S.A.

Member of the Board of Directors

Bitz Instituição de Pagamento S.A.

Member of the Board of Directors

Bradesco Saúde S.A.

Member of the Board of Directors

Bradespar S.A.

Member of the Board of Directors

Companhia Brasileira de Gestão de Serviços – Orizon

Sitting Member of the Board of Directors

Fleury S.A.

Alternate Member of the Board of Directors

Next Tecnologia e Serviços Digitais S.A.

Member of the Board of Directors

Ágora Investimentos S.A.

March 28, 2014 to January 28, 2019 – Officer

Bradesco Holding de Investimentos S.A.

April 2, 2014 to January 28, 2019 – Officer

Bradesco Saúde – Operadora de Planos S.A.

March 10, 2014 to June 5, 2018 – Officer

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to January 28, 2019 – Officer

Quixaba Empreendimentos e Participações Ltda.

February 14, 2014 to January 28, 2019 – Officer

219 – Reference Form – 2021

12. Shareholders’ meeting and management

Item 12.5.m.ii

FEBRABAN – Brazilian Federation of Banks

Member of the Board of CIAB (FEBRABAN’s congress and exposition of information technology for financial institutions

B3 S.A. – Brazilian Exchange & OTC

Member of the Risk and Finance Committee (CRIF)

European Financial Management Association (EFMA)

Member of the Board of Directors

World Economic Forum

WEF (World Economic Forum) Strategic Partner

SAMUEL MONTEIRO DOS SANTOS JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i

Fleury S.A. Business sector: diagnostic medicine and clinical analyses. Position: Effective Member of the Board of Directors.

Odontoprev S.A. Business sector: dental planner. Position: Sitting Member of the Board of Directors.

Bradesco Saúde S.A. Business sector: health insurance. Position: Member of the Board of Directors.

BSP Empreendimentos Imobiliários S.A. Business sector: real estate. Position: Member of the Board of Directors

Bradseg Participações S.A. Business sector: holding company. Position: Member of the Board of Directors

Companhia Brasileira de Gestão de Serviços – Orizon

Sitting Member of the Board of Directors

Swiss RE Solutions Brasil Seguros S.A

July 3, 2017 to April 30, 2020 – Member of the Board of Directors

Brasildental Operadora de Planos Odontológicos

March 12, 2014 to April 5, 2019 – Member of the Board of Directors

Item 12.5.m.ii	-.-

WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i

Companhia Energética de Brasília S.A. Business sector: holding of the electricity industry. Position: Member of the Board of Directors and Coordinator of the Statutory Audit Committee.

Indústrias Romi S.A. Business sector: machine industry. Position: Sitting Member of the Fiscal Council.

DATAPREV S.A Business sector: systems analysis, programming and execution of data services. Position: Sitting Member of the Audit Committee.

Mahle Metal Leve S.A. Business sector: auto parts. Position: Alternate Member of the Board of Directors.

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs. Position: Alternate Member of the Fiscal Council.

Sanepar S.A. Business sector: water treatment and public sanitation. Position: Alternate Member of the Fiscal Council.

Rumo S.A. Business sector: rail transport logistics services. Position: Alternate Member of the Fiscal Council.

Mills S.A. Business sector: engineering products and services. Position: Alternate Member of the Fiscal Council.

Albertoni Sociedade de Advogados. Business sector: provision of legal services and legal consulting. Position: Partner.

SABESP (São Paulo’s water and waste management company)

Independent Member of the Board of Directors

Paranapanema S.A.

2016 to August 2019 – Member of the Board of Directors

Petróleo Brasileiro S.A. (PETROBRAS)

2013/2018 – Sitting Member of the Fiscal Council

Item 12.5.m.ii	Associação de Investidores no Mercado de Capitais – AMEC. Business sector: Association without economic purposes, aimed at defending the rights and interests of minority shareholders and investors. Position: Legal Advisor.

220 – Reference Form – 2021

12. Shareholders’ meeting and management

PAULO ROBERTO SIMÕES DA CUNHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i	B3 S.A. – Brazilian Exchange & OTC September 2006 to May 2018 – Member of the Audit Committee
Item 12.5.m.ii	-.-

RUBENS AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors and Officer

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Santa Maria Agropecuária Ltda – Business sector: Citriculture / sugarcane / livestock. Position: Partner, CEO

Aguiar Alvarez Empreendimentos e Participações Ltda. Business sector: Incorporation, management and purchase and sale of real estate. Position: Partner, CEO

Item 12.5.m.ii	-.-

DENISE PAULI PAVARINA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Independent Member of the Board of Directors. From 2015 to 2019: Managing Officer
Item 12.5.m.i	-.-
Item 12.5.m.ii

Hospital Care Caledonia S.A.

Member of the Board of Directors and Coordinator of EESG Committee

Crescera Capital Acquisition Corp

Member of the Board of Directors and the Audit Committee

ANBIMA – Brazilian Financial and Capital Markets Association

Member of the Ethics Council

APIMEC NACIONAL

Member of the Supervisory Board of the Securities Analyst

BR Advisory Partners Participações S.A.

Member of the Board of Directors

VALE S.A.

2017-2019 – Member of the Board of Directors and the Sustainability Committee

Bradesco Leasing S.A. – Arrendamento Mercantil

April 30, 2018 to January 10, 2019 – Managing Officer

Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

January 9, 2012 to January 10, 2019 – Managing Officer

B3 S.A. – Brazilian Exchange & OTC

March 30, 2015 to 2019 – Member of the Board of Directors

BSM – BM&F BOVESPA Supervisão De Mercados

February 9, 2017 to January 10, 2019 – Member of the Market Advisory Board as representative of the Board of Directors of B3 S.A. – Brazilian Exchange & OTC

Fundação Bradesco

December 8, 2009 to January 10, 2019 – Member of the Managing Board

Kirton Bank S.A. – Banco Múltiplo

July 1, 2016 to January 10, 2019 – Managing Officer

NCF Participações S.A.

April 30, 2018 to January 10, 2019 – Managing Officer

Other Experiences

WomenCorporateDirectors – WCD Foundation

Member of the Brazilian Chapter

AGGREGO CONSULTORES Consultoria Financeira (Financial Advisory)

Consulting in M&A transactions, project structuring, fundraising and corporate governance

TCFD – TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE

Vice-President of the task force created by FSB (Financial Stability Board)

BNDES – National Bank for Social and Economic Development

Officer of Companies; Responsible for corporate credit

Other Boards:

Latasa S.A., Cielo S.A., Arcelor Brasil (Belgo Mineira), São Paulo Alpargatas S.A.

221 – Reference Form – 2021

12. Shareholders’ meeting and management

✓  Members of the Board of Executive Officers:

OCTAVIO DE LAZARI JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chief Executive Officer.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco. Business sector: Education. Position: Member of the Managing Board and Managing Officer.

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Chief Executive Officer.

Banco Bradesco BBI S.A.

April 26, 2018 to April 29, 2019 – Chief Executive Officer

Banco Bradesco BERJ S.A.

August 16, 2017 to April 30, 2018 – Vice-President

Banco Bradesco Financiamentos S.A.

August 15, 2017 to April 27, 2018 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

August 16, 2017 to April 30, 2018 – Managing Officer

Bradesco Saúde S.A.

Member of the Board of Directors

Bradesco SegPrev Investimentos Ltda.

May 31, 2017 to April 30, 2018 – Chief Executive Officer

Bradesco Seguros S.A.

June 12, 2017 to June 15, 2018 – Chief Executive Officer

Bradseg Participações S.A.

Member of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

August 21, 2017 to April 30, 2018 – Managing Officer

Banco Bradescard S.A.

August 15, 2017 to April 25, 2018 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

August 21, 2017 to April 30, 2018 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

August 21, 2017 to April 30, 2018 – Vice-President

Fleury S.A.

Alternate Member of the Board of Directors

Elo Participações Ltda.

Member of the Board of Directors

Odontoprev S.A.

Sitting Member of the Board of Directors

Banco Digio S.A.

Member of the Board of Directors

Bitz Instituição de Pagamento S.A.

Member of the Board of Directors

Companhia Brasileira de Gestão de Serviços – Orizon

Sitting Member of the Board of Directors

Next Tecnologia e Serviços Digitais S.A.

Member of the Board of Directors

Bradesco Diagnóstico em Saúde S.A.

February 11, 2021 to October 20, 2021 – CEO

Bradesco Gestão de Saúde S.A.

February 11, 2021 to October 20, 2021 – CEO

CEABS Serviços S.A.

June 1, 2017 to April 30, 2018 – Member of the Board of Directors

EABS Serviços de Assistência e Participações S.A.

June 1, 2017 to April 30, 2018 – Member of the Board of Directors

Europ Assistance Brasil Serviços de Assistência S.A.

June 1, 2017 to April 30, 2018 – Member of the Board of Directors

IRB-Brasil Resseguros S.A.

June 8, 2017 to March 14, 2018 – Sitting Member of the Board of Directors

IRB-Brasil Resseguros S.A.

June 8, 2017 to March 14, 2018 – Effective Member of the Board of Directors

Novamed Gestão de Clínicas Ltda.

August 10, 2017 to April 30, 2018 – General Officer

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Member of the Advisory Council and Member of the Board of Directors NAT – Núcleo de Altos Temas (Center for Advanced Topics) Member

222 – Reference Form – 2021

12. Shareholders’ meeting and management

MARCELO DE ARAÚJO NORONHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

General Officer

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Europa S.A.

Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

General Officer

Bradescard México, Sociedad de Responsabilidad Limitada

June 6, 2010 to September 18, 2018 – Manager

Bradesco Administradora de Consórcios Ltda.

Vice-President

Bradesco Securities Hong Kong Limited

Chairman of the Board of Directors

Bradesco Securities UK Limited

Chairman of the Board of Directors

Bradesco Securities Inc.

Chairman of the Board of Directors

Cielo S.A.

Vice-Chairman of the Board of Directors

Bradport – S.G.P.S. Sociedade Unipessoal, Ltda.

Manager

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Elo Participações S.A.

Member of the Board of Directors

Alelo S.A.

Member of the Board of Directors

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

January 14, 2019 to March 4, 2022 – General Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

CPM Holdings Limited

Member of the Board of Directors

Elo Serviços S.A.

Chairman of the Board of Directors

Livelo S.A.

Member of the Board of Directors

Banco Bradesco Argentina S.A.

March 24, 2017 to March 21, 2018 – Chief Executive Officer

Ágora Investimentos S.A.

Vice-President

BAC Florida Bank

Member of the Board of Executive Officers

Banco Digio S.A.

Vice-Chairman of the Board of Directors

Bitz Instituição de Pagamento S.A.

Vice-President

Bradesco Holding de Investimentos S.A.

Vice-President

Quixaba Empreendimentos e Participações Ltda.

Vice-President

Bradesco Saúde – Operadora de Planos S.A.

April 28, 2015 to June 5, 2018 – Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 –Vice-President

223 – Reference Form – 2021

12. Shareholders’ meeting and management

Item 12.5.m.ii

AMCHAM-Brasil – American Chamber of Commerce

Member of the Strategy Committee of Corporate Governance

IIF- Institute of International Finance

Member

Visa International Service Association

Member of the Latin America and Caribbean Advisory Council

ANDRÉ RODRIGUES CANO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Vice-President

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

General Officer

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Bradport – S.G.P.S. Sociedade Unipessoal, Lda.

Manager

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

CPM Holdings Limited

Member of the Board of Directors (Representing the Bradesco Organization)

Ágora Investimentos S.A.

Vice-President

Bitz Instituição de Pagamento S.A.

Vice-President

Bradesco Holding de Investimentos S.A.

Vice-President

IT Partners Limited

Member of the Board of Directors

Quixaba Empreendimentos e Participações Ltda.

Vice-President

Bradesco Saúde – Operadora de Planos S.A.

April 20, 2017 to June 5, 2018 – General Officer

Next Tecnologia e Serviços Digitais S.A.

April 24, 2017 to March 31, 2020 – General Office

Item 12.5.m.ii

CONSIF– National Confederation of the Financial System

Sitting Officer

FEBRABAN – Brazilian Federation of Banks

Vice-President

FENABAN – National Federation of Banks

Vice-President and Alternate Delegate at CONSIF

Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima

Treasury Officer

224 – Reference Form – 2021

12. Shareholders’ meeting and management

CASSIANO RICARDO SCARPELLI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil

Vice-President

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

General Officer

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Vice-President

Kirton Bank S.A. – Banco Múltiplo

Vice-President

B3 – Brazilian Exchange & OTC

April 29, 2019 to May 4, 2020 – Member of the Board of Directors and Member of the Financial and Risk Committee

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

Ágora Investimentos S.A.

General Officer

Bitz Instituição de Pagamento S.A.

Vice-President

Bradesco Holding de Investimentos S.A.

Vice-President

Quixaba Empreendimentos e Participações Ltda.

General Officer

BAC Florida Bank

October 30, 2020 to April 28, 2021 – Vice-Chairman of the Board of Directors

Bradesco Saúde – Operadora de Planos S.A.

April 3, 2018 to June 5, 2018 – Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Vice-President

Item 12.5.m.ii	-.-

225 – Reference Form – 2021

12. Shareholders’ meeting and management

EURICO RAMOS FABRI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

General Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Financiamentos S.A.

General Officer

Banco Losango S.A. – Banco Múltiplo

General Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

General Officer

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

General Officer

Kirton Bank S.A. – Banco Múltiplo

General Officer

Bradescard México, Sociedad de Responsabilidad Limitada

Member of the Managing Board

BSP Empreendimentos Imobiliários S.A.

Member of the Strategic Committee

Companhia Securitizadora de Créditos Financeiros Rubi

General Officer

Gestora de Inteligência de Crédito S.A.

Chairman of the Board of Directors

Alelo S.A.

Vice-Chairman of the Board of Directors

Ágora Investimentos S.A.

Vice-President

Banco Digio S.A.

Chairman of the Board of Directors

Bitz Instituição de Pagamento S.A.

Vice-President

Bradesco Holding de Investimentos S.A.

General Officer

Livelo S.A.

Vice-Chairman of the Board of Directors

Quixaba Empreendimentos e Participações Ltda.

Vice-President

Bradesco Saúde – Operadora de Planos S.A

April 3, 2018 to June 5, 2018 – Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Vice-President

Item 12.5.m.ii	-.-

226 – Reference Form – 2021

12. Shareholders’ meeting and management

ROGÉRIO PEDRO CÂMARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

NCF

Vice-President

Nova Cidade de Deus Participações S.A.

Officer

Banco Bradescard S.A.

Vice-President

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Bradesco Leasing S.A. – Arrendamento Mercantil

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Vice-President

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradesco Administradora de Consórcios Ltda.

Vice-President

Ágora Investimentos S.A.

Vice-President

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Digio S.A.

Member of the Board of Directors

Bitz Instituição de Pagamento S.A.

Executive Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Holding de Investimentos S.A.

Vice-President

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

Quixaba Empreendimentos e Participações Ltda.

Vice-President

Next Tecnologia e Serviços Digitais S.A.

March 31, 2020 to March 1, 2021 – General Officer

Item 12.5.m.ii	CIP – Interbank Payment Clearing House Sitting Member of the Board of Directors

MOACIR NACHBAR JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A

Managing Officer

Banco Bradesco Europa

Member of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

CPM Holdings Limited

Member of the Board of Directors (representing the Bradesco Organization)

Ágora Investimentos S.A.

Managing Officer

Banco Bradesco Financiamentos S.A.

Managing Officer

Bitz Instituição de Pagamento S.A.

Officer

Bradescard Elo Participações S.A

Officer

Bradesco Holding de Investimentos S.A.

Managing Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

IT Partners Limited

Member of the Board of Directors

Quixaba Empreendimentos e Participações Ltda.

Managing Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Managing Officer

Item 12.5.m.ii

Fundo Garantidor de Créditos – FGC

Chairman of the Advisory Council

Associação Brasileira das Companhias Abertas – ABRASCA

Member of the Board of Directors and Member of the Audit, Accounting Standards and Capital Market Commission

227 – Reference Form – 2021

12. Shareholders’ meeting and management

WALKIRIA SCHIRRMEISTER MARCHETTI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

April 18, 2019 to April 30, 2020 – Managing Officer

Banco Bradescard S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

Banco Bradesco BBI S.A.

April 29, 2019 to April 27, 2020 – Managing Officer

Banco Bradesco BERJ S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 30, 2019 to April 20, 2020 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 30, 2019 to April 17, 2020 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2019 to April 22, 2020 – Managing Officer

Kirton Bank S.A. – Banco Múltiplo

April 30, 2019 to July 31, 2020 – Managing Officer

Tecban – Tecnologia Bancária – S.A.

Sitting Member of the Board of Directors

Ágora Investimentos S.A.

April 22, 2019 to April 30, 2021 – Managing Officer

Bitz Serviços Financeiros S.A.

April 17, 2019 to April 30, 2021 – Managing Officer

Bradesco Holding de Investimentos S.A.

April 22, 2019 to March 31, 2021 – Managing Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Managing Officer

Quixaba Empreendimentos e Participações Ltda.

April 22, 2019 to March 31, 2021 – Managing Officer

Item 12.5.m.ii	-.-

228 – Reference Form – 2021

12. Shareholders’ meeting and management

GUILHERME MULLER LEAL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

April 18, 2019 to April 30, 2020 – Managing Officer

Banco Bradescard S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

Banco Bradesco BBI S.A.

April 29, 2019 to April 27, 2020 – Managing Officer

Banco Bradesco BERJ S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 30, 2019 to April 20, 2020 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 30, 2019 to April 17, 2020 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2019 to April 22, 2020 – Managing Officer

Kirton Bank S.A. – Banco Múltiplo

April 30, 2019 to July 31, 2020 – Managing Officer

Ágora Investimentos S.A.

April 22, 2019 to April 30, 2021 – Managing Officer

BAC Florida Bank

October 30, 2020 to April 28, 2021 – Member of the Board of Directors

Bitz Serviços Financeiros S.A.

April 17, 2019 to April 30, 2021 – Managing Officer

Bradesco Holding de Investimentos S.A.

April 22, 2019 to March 31, 2021 – Managing Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Managing Officer

Quixaba Empreendimentos e Participações Ltda.

April 22, 2019 to March 31, 2021 – Managing Officer

Item 12.5.m.ii	-.-

JOÃO CARLOS GOMES DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Financiamentos S.A.

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

April 18, 2019 to April 30, 2020 – Managing Officer

Banco Bradescard S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

Banco Bradesco BBI S.A.

April 29, 2019 to April 27, 2020 – Managing Officer

Banco Bradesco BERJ S.A

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 30, 2019 to April 27, 2020 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Bradesco Holding de Investimentos S.A.

Managing Officer

Ágora Investimentos S.A.

April 22, 2019 to April 30, 2021 – Managing Officer

Bitz Serviços Financeiros S.A.

November 26, 2019 to April 30, 2021 – Managing Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Managing Officer

Quixaba Empreendimentos e Participações Ltda.

April 22, 2019 to March 31, 2021 – Managing Officer

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Sitting Member of the Governance Committee of the Self-regulation of Payroll-deductible Loans

229 – Reference Form – 2021

12. Shareholders’ meeting and management

BRUNO D´AVILA MELO BOETGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Argentina S.A.

March 24, 2017 to March 21, 2018 – Officer

Banco Bradesco Europa S.A.

April 11, 2018 to June 28, 2019 – Vice-Chairman of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

April 30, 2019 to April 20, 2020 – Managing Officer

Kirton Bank S.A. – Banco Múltiplo

April 30, 2019 to July 31, 2020 – Managing Officer

Bradesco Securities, Inc.

Vice-Chairman of the Board of Directors

Bradesco Securities UK Limited

Vice-Chairman of the Board of Directors

Bradesco Securities Hong Kong Limited

Vice-Chairman of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil

April 18, 2019 to April 30, 2020 – Managing Officer

Banco Bradescard S.A.

April 30, 2019 to July 31, 2020 – Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

April 30, 2019 to April 20, 2020 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 30, 2019 to April 17, 2020 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2019 to April 22, 2020 – Managing Officer

Ágora Investimentos S.A.

April 22, 2019 to April 30, 2021 – Managing Officer

Bitz Serviços Financeiros S.A.

November 26, 2019 to April 30, 2021 – Managing Officer

Bradesco Holding de Investimentos S.A.

April 22, 2019 to March 31, 2021 – Managing Officer

Next Tecnologia e Serviços Digitais S.A.

March 25, 2019 to March 31, 2020 – Managing Officer

Quixaba Empreendimentos e Participações Ltda.

April 22, 2019 to March 31, 2021 – Managing Officer

Item 12.5.m.ii	-.-

GLAUCIMAR PETICOV
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Fleury S.A. April 15, 2021 – ESG Committee Member Odontoprev S.A. May 25, 2021 – Member of the People Management Committee
Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Member of the Banking Self-Regulation Committee

JOSÉ RAMOS ROCHA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

January 10, 2017 to April 30, 2018 – Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Item 12.5.m.ii

ABECIP – Brazilian Association of Real Estate Credit and Savings Entities

Chairman of the Board of Directors

ANBIMA – Brazilian Financial and Capital Markets Association

Chairman of the Distribution Forum

FEBRABAN – Brazilian Federation of Banks

March 27, 2020 – Alternate Member of the Governance Committee of the Self-regulation of Payroll-deductible Loans

230 – Reference Form – 2021

12. Shareholders’ meeting and management

ANTONIO JOSÉ DA BARBARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Banco Digio S.A.

Officer

Item 12.5.m.ii	-.-

EDSON MARCELO MORETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Elo Serviços S.A.

May 11, 2016 to July 26, 2019 – Member of the Credit Committee

Banco Bradescard S.A.

Officer

Bradescard México, Sociedad de Responsabilidad Limitada

Member of the Managing Board

Alelo S.A.

2020 to 2022 – Member of the Board of Directors

Banco Digio S.A.

Member of the Board of Directors

Cielo S.A.

Member of the Board of Directors

Elo Participações Ltda.

Member of the Board of Directors

Gestora de Inteligência de Crédito S.A.

Alternate Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

Officer

Livelo S.A.

2020 to 2022 – Member of the Board of Directors

RCB Investimentos S.A.

Chairman of the Board of Directors

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Sector Officer of the Committee of Credit Environment

231 – Reference Form – 2021

12. Shareholders’ meeting and management

JOSÉ SÉRGIO BORDIN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Administradora de Consórcios Ltda. March 1, 2017 to April 30, 2018 – General Officer
Item 12.5.m.ii	-.-

LEANDRO DE MIRANDA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer and Investor Relations Officer.
Item 12.5.m.i

Banco Bradesco BBI S.A.

February 20, 2015 to February 1, 2019 – Managing Officer

NCF Participações S.A.

Deputy Officer and Investor Relations Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer and Investor Relations Officer

Ágora Investimentos S.A.

Officer

BAC Florida Bank

Member of the Board of Executive Officers

Next Tecnologia e Serviços Digitais S.A.

March 31, 2020 to March 1, 2021 – Managing Officer

Item 12.5.m.ii	-.-

ROBERTO DE JESUS PARIS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

B3 – Brazilian Exchange & OTC

External Member of the Product and Pricing Committee

Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Item 12.5.m.ii

FEBRABAN – Brazilian Federation of Banks

Sector Officer of the Executive Committee of Treasury Operations

ANBIMA – Brazilian Financial and Capital Markets Association

Bradesco Representative in the Negotiating Forum and Chairman of the Board of Regulation and Best Practices for the Capital Market

EDILSON WIGGERS, EDILSON DIAS DOS REIS, KLAYTON TOMAZ DOS SANTOS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

232 – Reference Form – 2021

12. Shareholders’ meeting and management

OSWALDO TADEU FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Ágora Corretora de Títulos e Valores Mobiliários S.A.

September 26, 2014 to March 2, 2018 – Officer

Banco Bradesco BBI S.A.

Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

September 26, 2014 to March 2, 2018 – Officer

RCB Investimentos S.A.

Member of the Board of Directors

Ágora Investimentos S.A.

Officer

Banco Bradescard S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Digio S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2021 – Officer

Bitz Instituição de Pagamento S.A.

Officer

Bradescard Elo Participações S.A.

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

Bradesco Holding de Investimentos S.A.

Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Quixaba Empreendimentos e Participações Ltda.

Officer

Item 12.5.m.ii	-.-

✓  Members of the Department Board of Executive Officers:

ADEMIR APARECIDO CORREA JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From October 7, 2016 to June 2, 2019, he held the position of Regional Officer.
Item 12.5.m.i	BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

ANDRÉ BERNARDINO DA CRUZ FILHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Kirton Bank S.A. – Banco Múltiplo

July 1, 2016 to April 30, 2018 – Officer

Galgo Sistemas de Informações S.A.

Chairman of the Board of Directors

Item 12.5.m.ii	ANBIMA – Brazilian Financial and Capital Markets Association Chairman of the Board of Regulation and Best Practices for the Capital Market

233 – Reference Form – 2021

12. Shareholders’ meeting and management

ANDRÉ FERREIRA GOMES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários April 30, 2018 to January 14, 2019 – Officer
Item 12.5.m.ii	-.-

ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, CARLOS WAGNER FIRETTI, FERNANDO FREIBERGER, LAYETTE LAMARTINE AZEVEDO JUNIOR, MANOEL GUEDES DE ARAUJO NETO, PAULO EDUARDO WAACK
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

FERNANDO ANTÔNIO TENÓRIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ASBEB – Associação dos Bancos do Estado da Bahia Chief Executive Officer FEBRABAN – Brazilian Federation of Banks Alternate Member of the Executive Committee of Payroll-deductible Loans

FERNANDO HONORATO BARBOSA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii

FUNCEX – Foundation for Foreign Trade Studies

Member of the Higher Council

G100 – Center for Business and Economic Development Studies

Sitting Member of the Economic Center

FIESP – Federation of Industries for the State of São Paulo

Member of the Higher Economy Council – COSEC

ANBIMA – Brazilian Financial and Capital Markets Association

Chairman and Member of the Permanent Macroeconomic Advisory Group

JOSÉ AUGUSTO RAMALHO MIRANDA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From December 11, 2017 to June 2, 2019, he held the position of Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Europa S.A. Member of the Board of Directors
Item 12.5.m.ii	ANBIMA – Brazilian Financial and Capital Markets Association Chairman of the Private Banking Committee

234 – Reference Form – 2021

12. Shareholders’ meeting and management

JOSÉ GOMES FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco BBI S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

Banco Bradesco BERJ S.A.

Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Banco Bradescard S.A.

Officer

Banco Digio S.A.

Officer

Item 12.5.m.ii	-.-

JULIO CARDOSO PAIXÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Elo Serviços S.A. May 11, 2016 to July 18, 2019 – Alternate Member of the Credit Committee
Item 12.5.m.ii

ABEL – Brazilian Leasing Companies Association

Secretary Officer

ACREFI – National Association of Credit, Finance and Investment Institutions

Vice-Chairman of the Board of Directors

ACSP –São Paulo Commercial Association

Member of the Advisory Council

Associação Rede ILPF

Member of the Advisory Council (Founding Member)

CGFGH – Board of Management of the Housing Guarantee Fund (representing the ABECIP)

Alternate Member of the Board of Directors

FEBRABAN – Brazilian Federation of Banks

Vice-Leader of the PF (Ind.) Products Committee and Alternate Member of the Management Committee for Self-Regulation of Payroll-deductible Loans

FIABCI BRASIL – Brazilian National Chapter of the International Federation of Real Estate Professions

Member of the Advisory Council (as Bradesco Representative, Institutional Member) and PJ (LE) Associate Member

Permanent Forum of Small Businesses and Microenterprises, of the Special Department of Micro and Small-sized Enterprises

CT Alternate Representative – National Policy for Support and Development of Micro and Small-sized Enterprises

Sindicato Nacional das Empresas de Arrendamento Mercantil (National Union of Leasing Companies)

Secretary Officer

LEANDRO JOSÉ DINIZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Leasing S.A. – Arrendamento Mercantil Officer
Item 12.5.m.ii

CIESP – Centro das Indústrias do Estado de São Paulo

Sitting Member of the Regional Board of CIESP – Osasco, SP

CIBRASEC – Companhia Brasileira de Securitização

Alternate Member of the Board of Directors

235 – Reference Form – 2021

12. Shareholders’ meeting and management

MARCOS APARECIDO GALENDE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Elo Serviços S.A. Alternate Member of the Fiscal Council
Item 12.5.m.ii	-.-

MARLOS FRANCISCO DE SOUZA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Banco Bradescard S.A.

Officer

Banco Bradesco BBI S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Digio S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Deputy Officer of the Executive Risk Management Committee

ROBERTO MEDEIROS PAULA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Europa S.A. Member of the Board of Directors
Item 12.5.m.ii	-.-

✓  Members of the Board of Executive Officers:

ADELMO ROMERO PEREZ JÚNIOR; ALEXANDRE CESAR PINHEIRO QUERCIA, ALEXANDRE PANICO, CARLOS ALBERTO ALÁSTICO, CRISTINA COELHO DE ABREU PINNA, JÚLIO CESAR JOAQUIM, MATEUS PAGOTTO YOSHIDA, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, RÚBIA BECKER, RUY CELSO ROSA FILHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

ANDRÉ DAVID MARQUES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

February 3, 2021 to April 28, 2021 – Member of the Managing Board

Trex Technologies

Founding Partner

Banco Topázio S.A.

January 2019 to September 2019 – President & Chief Executive Officer

EF English Live

March 2012 to December 2018 – Chief Executive Officer for Americas

Item 12.5.m.ii	-.-

236 – Reference Form – 2021

12. Shareholders’ meeting and management

AIRES DONIZETE COELHO, ALESSANDRO ZAMPIERI, ANDRÉ LUIS DUARTE DE OLIVEIRA, CÍNTIA SCOVINE BARCELOS DE SOUZA, FRANCISCO ARMANDO ARANDA, ITALÍVIO GARCIA MENEZES, MARINA CLAUDIA GONZALEZ MARTIN DE CARVALHO, MARCOS DANIEL BOLL, TELMA MARIA DOS SANTOS CALURA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	-.-

CARLOS LEIBOWICZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Banco Bradescard S.A. Officer
Item 12.5.m.ii	-.-

CARLOS HENRIQUE VILLELA PEDRAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Câmara Brasileira de Comércio no Reino Unido (Brazilian Chamber of Commerce in the United Kingdom) Bradesco’s Representative

CAROLINA SALOMÃO FERA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Banco Bradescard S.A.

Officer

Banco Bradesco BBI S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

BRAM – Bradesco Asset Management S.A. DTVM

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Banco Digio S.A.

Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Officer

Item 12.5.m.ii	-.-

CLAYTON NEVES XAVIER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Banco Bradescard S.A. Officer Banco Bradesco BBI S.A. Officer Banco Digio S.A. Officer Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer
Item 12.5.m.ii	-.-

237 – Reference Form – 2021

12. Shareholders’ meeting and management

FRANCISCO JOSÉ PEREIRA TERRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

March 16, 2009 to April 30, 2021 – Officer

Bradescard México Sociedad de Responsabilidad Limitada

Member of the Managing Board

Banco Digio S.A.

Member of the Board of Directors

Cielo S.A

Sitting Member of the Board of Directors

Sitting Member of the Finance Committee

Sitting Member of the Sustainability Committee

Alelo S.A.

Effective Member of the Board of Directors

Livelo S.A.

Member of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

July 18, 2016 to April 30, 2018 – Officer

Banco Bradesco BERJ S.A.

Officer

RCB Investimentos S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

JEFERSON RICARDO GARCIA HONORATO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Next Tecnologia e Serviços Digitais S.A. Managing Officer
Item 12.5.m.ii	-.-

JEFFERSON RICARDO ROMON
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board and Deputy Officer Next Tecnologia e Serviços Digitais S.A. Officer
Item 12.5.m.ii	Todos pela Educação (All for Education) Member of the Board of Governance

JOSÉ LEANDRO BORGES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Conselho Empresarial Brasil-China (Brazil-China Business Council) Vice-President

JULIANO RIBEIRO MARCÍLIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Bradesco Auto/RE Companhia de Seguros

March 27, 2017 to January 13, 2020 – Officer

Bradesco Capitalização S.A.

March 21, 2017 to January 13, 2020 – Officer

Bradesco Saúde S.A.

April 27, 2017 to January 13, 2020 – Officer

Bradesco Saúde – Operadora de Planos S.A.

June 5, 2018 to January 13, 2020 – Officer

Bradesco Seguros S.A.

March 21, 2017 to January 13, 2020 – Officer

Bradesco Vida e Previdência S.A.

March 22, 2017 to January 13, 2020 – Officer

Bradseg Participações S.A.

March 20, 2018 to January 13, 2020 – Officer

Mediservice – Administradora de Planos de Saúde S.A.

March 30, 2017 to January 13, 2020 – Officer

Novamed Gestão de Clínicas Ltda.

April 25, 2017 to January 13, 2020 – Officer

Item 12.5.m.ii	Global Council of Corporate Universities (GlobalCCU) Member of the Advisory Council

238 – Reference Form – 2021

12. Shareholders’ meeting and management

MARCOS VALÉRIO TESCAROLO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Administradora de Consórcios Ltda

January 2, 2018 to January 4, 2021 – Officer

Bradescard México, Sociedad de Responsabilidad Limitada

September 1, 2014 to January 2, 2018 – Chairman of the Managing Board

Item 12.5.m.ii	-.-

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

Officer

Banco Bradesco BBI S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

BRAM – Bradesco Asset Management S.A. DTVM

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Banco Digio S.A.

Officer

Item 12.5.m.ii	-.-

RENATA GEISER MANTARRO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

January 2, 2020 to April 18, 2022 – Officer

Banco Bradesco BBI S.A.

February 9, 2018 to April 18, 2022 – Officer

Banco Bradesco BERJ S.A.

January 2, 2020 to April 18, 2022 – Officer

Banco Bradesco Financiamentos S.A.

January 2, 2019 to April 18, 2022 – Officer

Banco Losango S.A. – Banco Múltiplo

January 2, 2020 to April 18, 2022 – Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

January 2, 2020 to April 18, 2022 – Officer.

Bradesco Administradora de Consórcios Ltda.

April 22, 2020 to April 18, 2022 – Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Officer.

BRAM – Bradesco Asset Management S.A. DTVM

January 2, 2020 to March 4, 2022 – Officer

Ágora Corretora de Títulos e Valores Mobiliários S.A.

February 1, 2018 to January 2, 2020 – Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

February 1, 2018 to January 2, 2020 – Officer

Bradespar S.A.

April 27, 2017 to April 27, 2018 – Alternate Member of the Fiscal Council

Elo Participações S.A.

July 27, 2017 to August 2018 – Member of the Audit Committee

Elo Serviços S.A.

December 8, 2016 to August 2018 – Member of the Audit Committee

Kirton Bank S.A. – Banco Múltiplo

July 31, 2020 to April 18, 2022 – Officer

Item 12.5.m.ii	-.-

239 – Reference Form – 2021

12. Shareholders’ meeting and management

ROMERO GOMES DE ALBUQUERQUE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ABECIP – Brazilian Association of Real Estate Credit and Savings Entities Alternate Member of the Deliberative Council and Alternate Vice-Chairman of the Board of Directors

VASCO AZEVEDO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Federal District Bank Association – ASSBAN-DF Chairman of the Board of Directors (Representative of Banco Bradesco)

✓  Members of the Regional Board of Executive Officers:

ALBERTO DO NASCIMENTO LEMOS, ALTAIR LUIZ GUARDA, AMADEU EMILIO SUTER NETO, ANDRÉ VITAL SIMONI WANDERLEY, DEBORAH D’AVILA PEREIRA CAMPANI SANTANA, DELVAIR FIDÊNCIO DE LIMA, EDMIR JOSÉ DOMINGUES, HEBERCLEY MAGNO DOS SANTOS LIMA, JOSÉ ROBERTO GUZELA, MARCELO MAGALHÃES, MARCOS ALBERTO WILLEMANN, NELSON PASCHE JUNIOR, PAULO ROBERTO ANDRADE DE AGUIAR, ROGERIO HUFFENBAECHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

CÉSAR CABÚS BERENGUER SILVANY
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	ASBAN – Association of Banks Chairman of the Board of Directors

✓  Members of the Fiscal Council, elected by the controlling shareholders:

DOMINGOS APARECIDO MAIA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i	-.-
Item 12.5.m.ii

JOAQUIM CAXIAS ROMÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i	Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Effective Member of the Fiscal Council in 2021.
Item 12.5.m.ii	-.-

JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council and also plays the position of Coordinator.
Item 12.5.m.i
Item 12.5.m.ii	-.-

240 – Reference Form – 2021

12. Shareholders’ meeting and management

FREDERICO WILLIAM WOLF
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council. Department Officer (2011 to 2020).
Item 12.5.m.i	-.-
Item 12.5.m.ii	-.-

ARTUR PADULA OMURO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	Banco Bradesco Cartões S.A. Business sector: Banks, Financial Services. Position: Officer (2010 to 2019).
Item 12.5.m.ii	-.-

LUIZ EDUARDO NOBRE BORGES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Alternate Member of the Fiscal Council (2020).
Item 12.5.m.ii	-.-

✓  Members of the Fiscal Council, elected by preferred shareholders who are not members of the controlling group:

CRISTIANA PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i

ACE Governance. Business sector: Consulting. Position: Partner.

CESAR, Innovation Institute of Recife. Business sector: Research Center. Position: Member of the Board of Directors.

Maestro Frotas S.A. – Member of the Board of Directors

Arco Participações S.A. – Member of the Board of Directors

Item 12.5.m.ii	-.-

AVA COHN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i

Davos, Business sector: accredited office to XP, with a focus on private clients. Position: Associate – February 2019 to December 2019.

Program of Small and Medium-sized Enterprises. Business Sector: Group created during the pandemic crisis started in 2020, with the aim of providing support to small and medium-sized enterprises. Position: Mentor.

Item 12.5.m.ii	IBEF Mulher Membro do Comitê de Governança

✓  Members of the Fiscal Council elected by common shareholders who are not members of the controlling group:

IVANYRA MAURA DE MEDEIROS CORREIA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective member of the Fiscal Council.
Item 12.5.m.i

Brasiliana S.A., AES partners and BNDESPar

Chairman of the Fiscal Council

Baumgart Group, family group in the industrial, service and agribusiness sectors

Effective Member of the Finance, Audit and Risk Committee

Statkraft Energias Renováveis S.A., Largest generator company of renewable energy in Europe

Chairman of the Fiscal Council

Instituto Center Norte

Member of the Fiscal Council

Investimentos e Participações em Infraestrutura S.A. – Invepar

Alternate Member of the Board of Directors

Tecnisa S.A.

Alternate Member of the Fiscal Council

Serpro (Federal Service of Data Processing)

Member of the Board of Directors, nominated by the Ministry of Finance (independent member).

Item 12.5.m.ii	-.-

241 – Reference Form – 2021

12. Shareholders’ meeting and management

EDUARDO BADYR DONNI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i

Nortec Química S.A. (indicated by BNDESPar)

Member of the Board of Directors

Tobasa Bioindustrial S.A.

Independent Member of the Board of Directors

Brasol Soluções Solares

Member of the Advisory Council

Participates in various institutions: Member of MEI – Mobilização Empresarial pela Inovação do CNI (Business Mobilization by Innovation of the CNI), Member of IBGC, Board Member of the IBEF and Member of the Swiss Chamber of Commerce (SwissCam)

Magellan

Member of the Advisory Council

Pool HealthTech start-ups – Bossanova

Member of the Investment Committee

PreviBayer, private pension company of the Bayer Group

Effective Member of the Fiscal Council (2015-2018)

Item 12.5.m.ii

FIESP – Federation of Industries for the State of São Paulo

Member of the Energy Board

CEMADEN, Center for Monitoring and Warnings of Natural Disasters, MCTIC body (Ministry of Science, Technology and Innovation)

Member of the Governance, Integrity, Risks and Internal Controls Committee

Item 12.5. “n”:

Description of any of the following events that have occurred during the last 5 years: i. any criminal conviction; ii. Any conviction in administrative proceedings of the CVM and the penalties applied; iii. Any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or trade activity:

None of the members of the Board of Directors, of the Board of Executive Officers, the Fiscal Council or the Committees was convicted under the terms of items I, ii and iii above.

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12. Shareholders’ meeting and management

Item 12.5. “k”:

If he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

The members of the Board of Directors, Samuel Monteiro dos Santos Junior, Paulo Roberto Simões da Cunha, Walter Luis Bernardes Albertoni and Denise Pauli Pavarina are independent members elected by the controller and have presented a statement attesting to their frameworks in relation to the criteria of independence of B3 – Brazilian Exchange & OTC. All members of the Fiscal Council are independent, elected by shareholders, whose role, under the current legislation, is to oversee the actions of the Management and verify the compliance with their legal and statutory duties.

In relation to each of the people who acted as member of the board of directors or the fiscal council in the last fiscal year, inform, in table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office:

BOARD OF DIRECTORS
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Luiz Carlos Trabuco Cappi	41	95%
Carlos Alberto Rodrigues Guilherme		54%
Denise Aguiar Alvarez		93%
Milton Matsumoto		100%
Alexandre da Silva Glüher		98%
Maurício Machado de Minas		100%
Samuel Monteiro dos Santos Junior		98%
Walter Luis Bernardes Albertoni		98%
Paulo Roberto Simões da Cunha	36	100%
Rubens Aguiar Alvarez	26	100%
Denise Pauli Pavarina	0	She was not a member in the last fiscal year.

FISCAL COUNCIL
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Domingos Aparecido Maia	81	100%
Joaquim Caxias Romão	-	He was not a member in the last fiscal year.
José Maria Soares Nunes	81	100%
Frederico William Wolf	-	He was not a member in the last fiscal year.
Artur Padula Omuro	-	He was not a member in the last fiscal year.
Luiz Eduardo Nobre Borges	-	He was not a member in the last fiscal year.
Cristiana Pereira	81	100%
Ava Cohn	0	0%
Ivanyra Maura de Medeiros Correia	81	100%
Eduardo Badyr Donni	0	0%

243 – Reference Form – 2021

12. Shareholders’ meeting and management

12.7/8        Composition of committees

AUDIT COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer Registry No.]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640-04	Member, acting as Coordinator	April 20, 2022		April 20, 2024	Member of the Board of Directors	1
Amaro Luiz de Oliveira Gomes	April 25, 1963	Accountant	289.272.301-91	Financial Expert	January 14, 2021	January 14, 2021	January 14, 2023	None	0
Paulo Ricardo Satyro Bianchini	September 11, 1955	Business Administrator	666.764.448-87	Member	April 8, 2021	May 12, 2021	May 6, 2023		1
José Luis Elias	January 5, 1956	Advisor	719.038.288-72	Member	April 8, 2021	May 12, 2021	May 6, 2023		1

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Alexandre da Silva Glüher	248	94%
Amaro Luiz de Oliveira Gomes	248	100%
Paulo Ricardo Satyro Bianchini	265	100%
José Luis Elias	265	100%

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12. Shareholders’ meeting and management

REMUNERATION COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer Registry No.]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640-04	Coordinator	March 17, 2022	March 17, 2022	Until the 1st meeting of the Board of Directors to be held after Annual Shareholders’ Meeting of 2024	Member the Board of Directors	1
Mauricio Machado de Minas	July 1, 1959	Banking Employee	044.470.098-62	Member		March 17, 2022		Member the Board of Directors	1
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member				Independent Member the Board of Directors	0
Fabio Augusto Iwasaki	June 3, 1976	Banking Employee	022.058.549-09	Non-manager member		March 17, 2022		Department Manager	2

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Alexandre da Silva Glüher	12	75%
Mauricio Machado de Minas		75%
Samuel Monteiro dos Santos Junior		He was not a member in the last exercise
Fabio Augusto Iwasaki		100%

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12. Shareholders’ meeting and management

RISKS COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer Registry No.]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Maurício Machado de Minas	July 1, 1959	Banking Employee	044.470.098-62	Member, acting as Coordinator	April 20, 2020	None	Not stated	Member of the Board of Directors	2
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868-34	Member	August 21, 2017			Vice-Chairman of the Board of Directors	4
Milton Matsumoto	April 24, 1945		081.225.550-04		March 11, 2021			Member of the Board of Directors	1
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34		March 17, 2022			Independent Member of the Board of Directors	0
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048-68		March 17, 2022			Independent Member of the Board of Directors	0

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Maurício Machado de Minas	12	100%
Carlos Alberto Rodrigues Guilherme		58%
Milton Matsumoto		83%
Samuel Monteiro dos Santos Junior		They were not members in the last exercise
Paulo Roberto Simões da Cunha

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12. Shareholders’ meeting and management

12.9 – Existence of a marital relationship, stable union or kinship up to the second degree related to issuer’s managers, subsidiaries and controlling companies

a)	issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez; they are both Members of the Board of Directors.

b)	(i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer:

None.

c)	(i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers:

None.

d)	(i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers:

None.

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12. Shareholders’ meeting and management

12.10 – Relationships of subordination, provision of service or control between managers, subsidiaries, controlling companies and other

a)	company controlled, direct or indirectly, by the issuer, except for those in which the issuer detains, direct or indirectly, the total share capital:

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•	They are business corporations of a private limited partnership;
•	They have a minority interest of less than 1%; and
•	The Organization elects all members of Management.
b)	direct or indirect controlling company of the issuer:
1.	Outside members of the Board of Directors
LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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12. Shareholders’ meeting and management

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

DENISE AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2019	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2020	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2021	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

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12. Shareholders’ meeting and management

MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

ALEXANDRE DA SILVA GLÜHER, MAURÍCIO MACHADO DE MINAS
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of Board Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

RUBENS AGUIAR ALVAREZ
Company		Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		61.529.343/0001-32	60.701.521/0001-06
2021	Position	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-
	Controlling company	Direct	Direct

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12. Shareholders’ meeting and management

2.	Members of the Board of Executive Officers
OCTAVIO DE LAZARI JUNIOR
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MARCELO DE ARAÚJO NORONHA, ANDRÉ RODRIGUES CANO, CASSIANO RICARDO SCARPELLI, EURICO RAMOS FABRI
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2020	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2021	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

251 – Reference Form – 2021

12. Shareholders’ meeting and management

ROGÉRIO PEDRO CÂMARA
Company		Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2019	Position	-	Member of the Managing Board	-	-
	Note	-	-.-	-	-
	Controlling company	-	Direct	-	-
2020	Position	-	Member of the Managing Board	-	-
	Note	-	-.-	-	-
	Controlling company	-	Direct	-	-
2021	Position	Member of the Board of Directors	Member of the Managing Board	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect

MOACIR NACHBAR JUNIOR, WALKIRIA SCHIRRMEISTER MARCHETTI, GUILHERME MULLER LEAL, JOÃO CARLOS GOMES DA SILVA, BRUNO D’AVILA MELO BOETGER, GLAUCIMAR PETICOV, JOSÉ RAMOS ROCHA NETO, ANTONIO JOSÉ DA BARBARA, EDSON MARCELO MORETO, JOSÉ SERGIO BORDIN, ROBERTO DE JESUS PARIS, EDILSON WIGGERS, OSWALDO TADEU FERNANDES, EDILSON DIAS DOS REIS, KLAYTON TOMAZ DOS SANTOS
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2020	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2021	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

LEANDRO DE MIRANDA ARAUJO
Company		NCF Participações S.A.
CNPJ (Corporate Taxpayer Registry No.)		04.233.319/0001-18
2019	Position	Deputy Officer and Investor Relations Officer
	Note	-.-
	Controlling company	Direct
2020	Position	Deputy Officer and Investor Relations Officer
	Note	-.-
	Controlling company	Direct
2021	Position	Deputy Officer and Investor Relations Officer
	Note	-.-
	Controlling company	Direct

252 – Reference Form – 2021

12. Shareholders’ meeting and management

3.	Department Officers
ADEMIR APARECIDO CORREA JUNIOR, ANDRÉ BERNARDINO DA CRUZ FILHO, ANDRÉ FERREIRA GOMES, ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, CARLOS WAGNER FIRETTI, FERNANDO ANTÔNIO TENÓRIO, FERNANDO FREIBERGER, FERNANDO HONORATO BARBOSA, JOSÉ AUGUSTO RAMALHO MIRANDA, JOSÉ GOMES FERNANDES, JULIO CARDOSO PAIXÃO, LAYETTE LAMARTINE AZEVEDO JUNIOR, LEANDRO JOSÉ DINIZ, MANOEL GUEDES DE ARAÚJO NETO, MARCOS APARECIDO GALENDE, MARLOS FRANCISCO DE SOUZA ARAÚJO, PAULO EDUARDO WAACK, ROBERTO MEDEIROS PAULA
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2020	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2021	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
4.	Other Officers

ALEXANDRE CESAR PINHEIRO QUERCIA, ALEXANDRE PANICO, CARLOS ALBERTO ALÁSTICO, CARLOS HENRIQUE VILLELA PEDRAS, JEFERSON RICARDO GARCIA HONORATO, NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, ROMERO GOMES DE ALBUQUERQUE, RUY CELSO ROSA FILHO, VASCO AZEVEDO
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2020	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2021	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

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12. Shareholders’ meeting and management

FRANCISCO JOSÉ PEREIRA TERRA, JULIO CESAR JOAQUIM, RENATA GEISER MANTARRO, RUBIA BECKER
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	-
	Note	-.-
	Controlling company	-
2020	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2021	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

JOSÉ LEANDRO BORGES
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	-
	Note	-
	Controlling company	-
2020	Position	-
	Note	-
	Controlling company	-
2021	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

JEFFERSON RICARDO ROMON
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer Registry No.)		60.701.521/0001-06
2019	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2020	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2021	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
c)	if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

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12. Shareholders’ meeting and management

12.11 – Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers

Annually, Bradesco (itself, its subsidiaries and affiliated companies) purchases, with a duration of twelve months, the General Liability Insurance of the Management (Insurance Directors & Officers – (D&O).

The purpose of this insurance is to cover the worldwide risks of its managers in the event of claims for compensation or legal claims, whether they originate from third party individuals, legal entities or government bodies which, supposedly, feel harmed by acts performed by the policyholder. The insurance policies cover claims made against the policyholders, exclusively, for tortious acts (deliberate actions or omissions, but not willful) eventually practiced by the policyholder.

Policyholder is understood as any person who has been, or will be, as the case may be, a member of the Board of Directors, the Board of Executive Officers, of the Fiscal Council or any other statutory body or body established by contract or bylaws of Bradesco or its subsidiaries, or any employee who has powers of management and/or representation in dealings with third parties or whose position entails the representation of fact or of law of the company in dealings with third parties.

The scope of coverage is worldwide, except for (i) claims in countries blocked by economic sanctions and (ii) for environmental damage in the USA.

For the period from November 20, 2020 to November 20, 2021, the contracted coverage was of US$170 million and the total premium was of R$15.3 million, already including IOF. The D&O Insurance has been renewed for the period from November 20, 2021 to November 20, 2022, in which the contracted coverage was of US$170 million and the premium paid of US$16 million, plus the IOF.

As regards the payment of fines by Insurance Companies, according to CVM/SEP Circular Letter No. 2/2020, the Management of the Company believes that such payments are adequate and seek the best interest of the Company, because they allow managers more assurance in the exercise of their duties and activities. It is worth remembering that there is no coverage by Insurance Companies if deceit, fraud or bad faith by the manager is ascertained.

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12. Shareholders’ meeting and management

12.12 – Other relevant information

1)	Positions occupied by Directors of Banco Bradesco S.A. on the board of directors, fiscal council, committees and executive bodies of other companies or entities, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of B3, except for those already mentioned in item 12.5:
LUIZ CARLOS TRABUCO CAPPI, CARLOS ALBERTO RODRIGUES GUILHERME, DENISE AGUIAR ALVAREZ, MILTON MATSUMOTO, ALEXANDRE DA SILVA GLÜHER, MAURÍCIO MACHADO DE MINAS, SAMUEL MONTEIRO DOS SANTOS JUNIOR, WALTER LUIS BERNARDES ALBERTONI, PAULO ROBERTO SIMÕES DA CUNHA AND RUBENS AGUIAR ALVAREZ
COMPANY/ENTITY	POSITION/FUNCTION
None.

2)	Information on Bradesco’s Meetings held in the last three (3) years:
Meetings	2019		2020		2021
Date of realization	March 11	March 11	March 10 Special Shareholders’ Meeting	March 10 Annual Shareholders’ Meeting	March 10 Special Shareholders’ Meeting	March 10 Special Shareholders’ Meeting	March 10 Annual Shareholders’ Meeting
Meeting quorum at each event	81.94% of common shares and 45.43% of preferred shares	81.94% of common shares and 45.43% of preferred shares	80.08% of common shares	79.67% of common shares and 46.39% of preferred shares
Cases of realization on a second call	None		None		None

3)	Information pertaining to appointing the Bradesco’s Ombudsman.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Date of birth	December 26, 1969
Profession	Banking Employee
CPF [Individual Taxpayer Registry No.]	116.088.168-50
Date of designation	March 17, 2022
Date that office was taken
Mandate	Until the first meeting of the Board of Directors to be held after the 2024 Annual Shareholders’ Meeting.
Position	Officer

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13. Management remuneration

13. Management remuneration

13.1 – Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)	Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•        ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•        providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•        ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short-, medium- and long-term.

The Remuneration Policy is available on the website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/d7a30afd-355a-46ec-b899-81a9cac99213?origin=1.

b)	Composition of compensation, indicating:
i.	description of the compensation elements and objectives of each one of them
a)	Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors, the Chief Executive Officer and the other officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders’ Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders’ Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers and the CEO to the present and future development of the Company’s activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM/SEP Circular Letter No. 1/2022, we are not indicating in item 13.2, regarding years 2019, 2020 and 2021, the amounts corresponding to social security contributions (INSS) paid by Bradesco. For the prediction of the current fiscal year, we are also not considering the contributions to the INSS.

b)	Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

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13. Management remuneration

c)	Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)	Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by CMN Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)	Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

ii.	Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Management remuneration is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders’ Meeting.

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13. Management remuneration

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2021	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	31.45%	67.49%	1.06%	100.00%
Board of Executive Officers	16.66%	39.06%	44.28%	100.00%
Fiscal Council	100.0%	0.0%	0.0%	100.00%
Audit Committee	100.0%	0.0%	0.0%	100.00%

Fiscal Year ended in December 31, 2020	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	40.9%	35.6%	23.5%	100.0%
Board of Executive Officers	21.8%	21.4%	56.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	17.6%	44.5%	37.9%	100.0%
Board of Executive Officers	18.3%	43.7%	38.0%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The amounts corresponding to post-employment benefits are related to the Managers’ pension plan.

iii.	methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•	Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.
•	Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable (“Restricted Shares”). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.
•	Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.	Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

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13. Management remuneration

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•	size and result of the company comparing to its competitors;
•	domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;
•	internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and
•	Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DC – Department of Control, General Accounting and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2.	Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.
3.	Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

iv.	reasons that justify the composition of compensation

The compensation structure for the Managers and the CEO of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fixed fees), in line with the guidelines set out in its Management Remuneration Policy, which takes into account the rules issued by CMN Resolution No. 3,921/10, and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management’s alignment with the short-, medium- and long-term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high quality Managers among the staff members of Bradesco.

v.	existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)	main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

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13. Management remuneration

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, including the Board of Directors, the Chief Executive Officer and the Statutory Board, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, considering the Board of Directors, the Chief Executive Officer and Statutory Board of Executive Officers, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•	ROAE – Return on Equity – Adjusted;
•	Overall Customer Satisfaction Index;
•	Basel Index – Level 1;
•	Operating Efficiency Ratio (ER);
•	Social and Environmental Dimension of Market Indexes; and
•	Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)	main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
b)	actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;
c)	actions directed to risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);
d)	actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and
e)	actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual assessment, at least the following indicators are considered:

a)	quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;
b)	commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;
c)	participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;
d)	leadership team: evaluates the team management process;

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e)	planning: assesses the ability to plan the activities of their area in the medium- and long-term;
f)	overview: evaluates, mainly, the Managers’ vision about future trends to meet the demands of the market; and
g)	applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)	how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.	uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;
ii.	part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and
iii.	the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)	how the remuneration policy or practice is in line with the issuer’s short-, medium- and long-term interests

One of the guidelines of the Management Remuneration Policy is to ensure that the compensation practice is related to goals that seek the appreciation of the Bradesco Organization and of the individual, not encouraging behaviors that increase the exposure to risk above the levels considered as prudent in the short-, medium- and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short-term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, including the CEO, according to item 13.1.d.iii of the Reference Form, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares held by the Managers and the CEO are subject to adjustments if there is a significant reduction of the recurrent profit performed by Bradesco, or if the financial result is negative, during the period of deferment.

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In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

f)	existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)	existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h)	practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:
i.	Those who participate in the process and participate in the decision-making process, identifying how they participate

The governance policy is responsible for ensuring compliance with the Remuneration Policy for the following functions:

•	Remuneration Committee of the Bradesco Organization, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Management of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.
•	Board of Directors, evaluating the Remuneration Committee and deliberating on them.

•        Shareholders’ General Meeting / Meeting of Shareholders, approves the Overall Amount of the company’s concession.

ii.	criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

•        to ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors, the CEO and the Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

•        to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers based on: (i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

•        to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•        to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short-, medium- and long-term strategies adopted.

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iii.	how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy.

Annually.

13.2 – Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2022) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Fixed annual compensation	21,300,000.00	154,487,920.00	1,500,000.00	177,287,920.00
Salary or withdrawal	21,300,000.00	154,487,920.00	1,500,000.00	177,287,920.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	42,416,000.00	297,714,447.35	-	340,130,447.35
Bonus	42,416,000.00	297,714,447.35	-	340,130,447.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	661,320.00	362,338,680.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	64,377,320.00	814,541,047.35	1,500,000.00	880,418,367.35

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Total compensation for the Fiscal Year on December 31, 2021 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	9.50	88.17	5.00	102.67
Number of remunerated members	9.50	88.17	5.00	102.67
Fixed annual compensation	19,076,000.00	136,329,740.00	1,080,000.00	156,485,740.00
Salary or withdrawal	19,076,000.00	136,329,740.00	1,080,000.00	156,485,740.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	40,934,000.00	319,578,627.35	-	360,512,627.35
Bonus	40,934,000.00	319,578,627.35	-	360,512,627.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	644,160.00	362,355,840.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	60,654,160.00	818,264,207.35	1,080,000.00	879,998,367.35

Total compensation for the Fiscal Year on December 31, 2020 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	9.67	90.25	5.00	104.92
Number of remunerated members	9.67	90.25	5.00	104.92
Fixed annual compensation	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Salary or withdrawal	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	20,106,666.67	131,490,450.00	-	151,597,116.67
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	20,106,666.67	131,490,450.00	-	151,597,116.67
Description of other variable compensation	Of the remaining R$20,106,667.67 of the variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.	Of the remaining R$131,490,450.00 of the variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.	-	-
Post-employment	13,227,320.00	349,772,680.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	56,393,986.67	615,596,830.00	1,080,000.00	673,070,816.67

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Total compensation for the Fiscal Year on December 31, 2019 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.83	94.08	5.00	106.91
Number of remunerated members	7.83	94.08	5.00	106.91
Fixed annual compensation	35,730,000.00	137,967,950.00	1,080,000.00	174,777,950.00
Salary or withdrawal	35,730,000.00	137,967,950.00	1,080,000.00	174,777,950.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	73,871,400.00	268,349,017.35	-	342,220,417.35
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	73,871,400.00	268,349,017.35	-	342,220,417.35
Description of other variable compensation	Of the remaining R$73,871,400.00 of the variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.	Of the remaining R$268,349,017.35 of the variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.	-	-
Post-employment	77,176,620.00	285,823,380.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	186,778,020.00	692,140,347.35	1,080,000.00	879,998,367.35

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13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)   body (see table in “d.ii” below)

b)   number of members (see table in “d.ii” below)

c)   number of remunerated members (see table in “d.ii” below)

d)   in relation to bonus:

i.	minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.0	95.0	10.0	116.0
Number of remunerated members	11.0	95.0	10.0	116.0
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	42,416,000.00	297,714,447.35	-	340,130,447.35
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

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iv.	amount effectively recognized in the results of the last three fiscal years

Total compensation of the fiscal year 2021 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.50	88.17	5.00	102.67
Number of remunerated members	9.50	88.17	5.00	102.67
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	40,934,000.00	319,578,627.35	-	360,512,627.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2020 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	90.25	5	104.92
Number of remunerated members	9.67	90.25	5	104.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	20,106,666.67	131,490,450.00	-	151,597,116.67
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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13. Management remuneration

Total compensation of the fiscal year 2019 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.83	94.08	5.00	106.91
Number of remunerated members	7.83	94.08	5.00	106.91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	73,871,400.00	268,349,017.35	-	342,220,417.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e)       in relation to the profit sharing:

i.	minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iv.	amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

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13. Management remuneration

13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in personnel expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	16,241,168	36,972,291	347,661,584	46,376,271	181,969	1,854,843	228,423	980,472
Board of Executive Officers	53,279	1,391,006	-	31,983,089	13,975,225	6,955,461	-	5,001
Fiscal Council	1,546	66,378	-	-	-	-	36	1,427

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13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a)	body

See table 13.10

b)	number of members

See table 13.10

c)	number of remunerated members

See table 13.10

d)	name of the Plan

Bradesco Organization’s Pension Plan

e)	number of managers that meet the conditions to retire

See table 13.10

f)	conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)	updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)	total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)	if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after the grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	9.50	9.50	5	5	-	80,547,130.06	644,160.00
Statutory Board of Executive Officers	88.17	88.17	4	85	-	661,133,777.38	362,355,840.00
Total	97.67	97.67	7	87	-	741,680,307.44	363,000,000.00

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13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Total nº of members	9.50	9.67	7.83	88.17	90.25	94.08	5.00	5.00	5.00
Nº of members paid	9.50	9.67	7.83	88.17	90.25	94.08	5.00	5.00	5.00
Highest compensation value (Reais)	7,637,100.00	8,103,000.00	29,875,200.00	29,323,800.00	23,764,400.00	27,080,600.00	216,000.00	216,000.00	216,000.00
Lowest compensation value (Reais)	5,711,500.00	5,205,000.00	18,672,000.00	3,673,659.00	2,707,700.00	3,119,200.00	216,000.00	216,000.00	216,000.00
Average compensation value (Reais))	6,384,648.42	5,831,849.71	23,854,153.26	9,280,528.61	6,821,017.51	7,356,933.96	216,000.00	216,000.00	216,000.00
Observation

Board of Directors
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.
12/31/2019	The above amounts not include social security contributions to the INSS.
Board of Executive Officers
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.
12/31/2019	The above amounts not include social security contributions to the INSS.
Fiscal Council
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.
12/31/2019	The above amounts not include social security contributions to the INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2021	2020	2019
Board of Directors	60.0%	80.0%	100.0%
Statutory Board of Executive Officers	79.9%	79.8%	80.7%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

272 – Reference Form – 2021

13. Management remuneration

13.15 – Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2021 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	39,643,780.00	-	-	39,643,780.00
Issuer’s subsidiaries	83,193,794.00	-	-	83,193,794.00
Companies under common control	-	-	-	-

Fiscal Year 2020 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	38,469,500.00	-	-	38,469,500.00
Issuer’s subsidiaries	55,444,350.00	-	-	55,444,350.00
Companies under common control	-	-	-	-

Fiscal Year 2019 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	1,921,500.00	-	-	1,921,500.00
Companies under common control	-	-	-	-

13.16 – Other relevant information

The information provided for the fiscal years 2019, 2020 and 2021 and the current one, are in accordance with the guidelines of Circular Letter CVM/SEP No. 01/2022.

273 – Reference Form – 2021

14. Human resources

14. Human resources

14.1 – Description of human resources

a)	Number of employees (total, grouped by the performed activity and by geographic location)
Number
	2021	2020	2019
In Brazil	86,927	89,298	97,026
North	3,448	3,445	3,756
Northeast	12,358	12,442	13,320
Central-west	4,407	4,579	5,112
Southeast	55,703	57,249	62,096
South	11,011	11,583	12,742
Overseas	347 (1)	277 (1)	303
Total	87,274	89,575	97,329
(1) It does not include BAC.
	2021	2020	2019
Executive Superintendence	227	166	167
Management	11,242	11,405	11,891
Supervisors / Technicians	60,636	60,174	63,884
Operational	15,169	17,830	21,387
Total	87,274	89,575	97,329

274 – Reference Form – 2021

14. Human resources

b)	Number of outsourced employees (total, grouped by the performed activity and by geographic location)
Number
Activity	2021	2020	2019
Surveillance	7,512	8,653	11,319
Other Activities	1,026	892	1,497
Total	8,538	9,545	12,816
	Number
Federation Unit	2021	2020	2019
Acre	18	18	22
Alagoas	78	82	103
Amazonas	187	203	213
Amapá	20	19	22
Bahia	576	625	747
Ceará	251	274	303
Distrito Federal (Federal District)	88	100	162
Espírito Santo	110	107	136
Goiás	194	220	350
Maranhão	220	240	267
Mato Grosso	133	155	196
Mato Grosso do Sul	136	147	183
Minas Gerais	657	737	1,125
Pará	211	236	260
Paraíba	95	95	116
Paraná	483	593	857
Pernambuco	281	294	336
Piauí	57	56	64
Rio de Janeiro	938	1,222	1,515
Rio Grande do Norte	85	86	101
Rio Grande do Sul	347	364	546
Rondônia	68	64	84
Roraima	13	8	13
Santa Catarina	220	252	360
São Paulo	2972	3,248	4,624
Sergipe	47	47	51
Tocantins	53	53	60
Total	8,538	9,545	12,816

275 – Reference Form – 2021

14. Human resources

c)	turnover rate
	2021	2020	2019
Turnover rate *	10.66%	11.60%	10.72%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount)/2

14.2 – Relevant changes – Human resources

The Organization continued emphasizing the Culture of Health and Well-being, with differentiated practices in coping with Covid-19.

The learning from remote work allowed us, by means of the Collective Bargaining Agreement with the banking Trade Union movement at national level, to become the first of the large banks to assume the commitment to adopt remote working after the pandemic.

Also on this subject, which considers the existence of a hybrid working model, and accompanying the advance of the vaccination, we started the resumption of face-to-face work in the last quarter of 2021, with the complete staff members in the branches and in a weekly rotation plan in the administrative areas.

Before beginning the movement, the safety protocols were updated, considering people working in the workplace. At the entrance to the buildings, employees have access to sanitization stations with alcohol gel sanitizer totems and carpets for cleaning shoes. The turnstiles are coated with a special film to avoid contamination.

Air conditioning systems are equipped with special lamps that eliminate viruses and bacteria. Delivery boxes were installed to avoid contact between people. Guidelines on cleaning protocols are fixed on the walls of the canteens. These are orientations on prior cleaning of the hands with alcohol gel sanitizer before touching the fridge or machines and the correct use of the mask.

As guidance to the employees, in addition to providing the Safe Return booklet, we also share informative videos and we have live streams to share the contents of prevention, protection and options of psychosocial support. As a means of monitoring this new phase close up, prior to attending the premises of the Organization, the employees must fill in a daily checklist on their health condition.

14.3 – Description of employee remuneration policy

a)	salary and variable remuneration policy

We are committed not only to the well-being of our employees, but also to recognizing their work through fair wages and a package of benefits, security and comfort in providing basic needs, in addition to professional development opportunities and special credit conditions for the acquisition of consumer goods and real estate.

Compensation practices for employees of the Organization are intended to recognize the services that are provided by these professionals. They encourage them in the search for solutions, which are aimed at customer satisfaction and the expansion of the business.

The remuneration comprises a monthly salary, which aims to return the contribution of each employee’s performance, and of any payment that aims to recognize the contribution of each individual in the achievement of the Organization’s results and performance.

Also, there is payment of variable incentive in accordance with the assessments of the organizational results achieved.

The Result-Based Evaluation Programs, when applied, are geared towards the recognition of additional efforts in the search results and are based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These programs are characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

276 – Reference Form – 2021

14. Human resources

In the organizational structure, there is a specific Committee that is designated to address remuneration issues, which has a permanent character and aims to propose remuneration policies and guidelines of the Organization to the Board of Directors, based on organizational performance targets established by the Board.

Compensation practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines that are made by the Remuneration Committee, which, in its analyses, has the consideration of the shareholder return as its primary item.

Outstanding Performance Award – PDE

The Outstanding Performance Award (“PDE”) is intended for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected. In line with the principles of the Institutional Policy of User and Customer Relationship, the mandatory training, Ethics and User and Customer Relationship is one of the eligibility requirements for the award.

The Policy and Standard of Consequences of the Bradesco Organization was created to guide and raise the awareness of employees regarding conducts not tolerated arising from the non-compliance with the Code of Ethical Conduct, to the Internal Rules, to the Program of Integrity, to the Policies and to the Internal and External Standards applicable to the activities of the Organization. For the employee eligible to the variable incentive, the Standard provides an impact on the calculation when any possible disciplinary measures are applied.

b)	benefits policy

In addition to contributing to a healthy, participatory and productive work environment, the differentiated benefits that Bradesco offers are an important driver for talent retention and attraction.

•	Health and Dental Plan: our employees and their dependents have a health and dental care plan with hospitalization in private rooms fully paid by the Bank. Bradesco Saúde has consolidated its leadership position in Brazil’s supplementary health market thanks to the attention given to clients’ needs and the partnership with the accredited network. Health insurance covers medical consultations, emergency and elective surgeries (including all types of transplants), obstetric services, myopia and hyperopia refractive surgery, hospital admissions (without an admission time limit, including ICU), outpatient unit, examinations, therapy, psychiatry, ambulance service, family planning and AIDS treatment (including the reimbursement of expenses for prescription AIDS drugs). It also includes non-traditional treatments, such as dialysis, acupuncture, homeopathy, global postural reeducation (GPR), heart valve, physiotherapy, nutrition, psychotherapy and speech therapy..
•	Ambulatory Care: in the administrative buildings, we provide seven units of corporate ambulatory doctors, offering employees clinical A & E, collection of laboratory tests and appointments with specialists, like the Gynaecologist, Cardiologist and Family Doctor. In the first half of 2021, we inaugurated in the Head Office Cidade de Deus the new unit of Health, composed by the medical clinic Meu Doutor Novamed and Bradesco Dental, for outpatient medical care, urgencies/emergencies, laboratory for collection and execution of exams and dental care, contemplating employees and dependents of the health plan. From October 2021, new medical specialties were made available, such as cardiology, endocrinology, dermatology, physiatrics, gynecology and obstetrics, among others, and also, therapies like physical therapy, nutrition, speech therapy and psychotherapy. In Dental care, new services were also provided, such as endodontics, oral and maxillofacial surgery, prosthesis, pediatric dentistry and periodontics.

•	Vaccination campaign: we carry out the vaccination campaign against influenza and H1N1 for all employees at no cost and for dependents with a differentiated fee every year. In 2021, we promoted a drive-thru at the headquarters of Cidade de Deus to immunize employees and dependents safely during the pandemic period and we continue with the on-site vaccination model in the branch network and provide partner clinics throughout the Country. The total number of employees and dependents vaccinated in 2021 was 81,580.

277 – Reference Form – 2021

14. Human resources

•	Maternity leave and paternity leave: in addition to the time established by the Consolidation of Labor Laws (LLT), female employees may choose to extend the leave for another 60 days, totaling 180 days of paid maternity leave. Fathers, in addition to the period established by law, can opt for 15-day extended leave, totaling 20 days of paid paternity leave. In both types of leaves, the right also extends to cases of adoption. Parental leaves are also extended to homoaffective partners. We also have the Maternity and Paternity Support Program to support employees returning from maternity and paternity leave.

•	Supplementary Pension Plans: we provide all of our employees with a supplementary pension plan, in which the Organization contributes 5% of the participant’s compensation, including the Christmas bonus. The plan enables the accumulation of resources for complementation of income when the pension for contribution time and guarantees coverage of a lifetime income following disability, with a lifetime reversal of 50% reversal to the spouse, and in death, life annuity to the spouse and temporary to children under 24 years of age and disabled, with no age limit.

•	Food and meal vouchers: these vouchers are offered to all the employees since their admission. The values are made available monthly in magnetic cards. Our staff members can choose to receive the meal voucher added to the food voucher, or vice-versa, in accordance with their needs.
•	Social Service and Psychological Assistance – Lig Viva Bem: psychosocial support channel, for guidance and advice, confidential and free of charge available to employees of the Organization and their families, including services to interns and apprentices. We provide emotional, social, and legal support, financial guidance, assistance in situations of chemical dependence, interface with the health plan, emergency assistance in critical cases involving accidents and occurrences of burglary and kidnapping. Available 24/7. It also includes face-to-face support as a form of prevention and promotion in emotional health.
•	Reports of domestic violence: exclusive channel dealing with situations of domestic and gender violence through 0800 580 0207, 24/7, free and confidential.
•	Daycare/babysitter assistance: we counted on the benefit of the Nursery/Nanny-aid, for 100% of the eligible staff. We changed the payment of this benefit for children up to the age of 71 months (five years and 11 months). For children with disabilities, requiring permanent care, there is no limitation of age.

•	Group Life Insurance and Personal Accident Insurance: benefits offered with differentiated costs and coverage for employees. A retiree, that is no longer a staff member, is given the option to remain in the Group of insured persons.
•	Main Life Insurance: benefit offered to all employees, apprentices and managers, with uniform capital, extended funeral assistance to the spouse, children, parents and parents-in-law, funeral assistance to the employee and fully borne by the Organization.

•	Online Shopping: a unique online shopping channel, through the website Bradesco, where Bradesco directly negotiates discounts with the suppliers of several products. Employees also receive special offers by email.
c)	characteristics of stock-based remuneration plans for non-manager employees, identifying that:

The Organization does not practice stock-based remuneration to employees.

278 – Reference Form – 2021

14. Human resources

14.4 – Description of the relationship between the issuer and unions

All of the employees have freedom of association, trade union representation and are covered by collective agreements. As of December 31, 2021, 44.2% of our employees were associated with one of the labor unions that represent the Organization employees in Brazil.

We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships.

We have a structure of trade union relations and, dedicated to this, we have a permanent channel of dialog and interaction with the representatives of the trade union movement, nationwide, holding events, resolving doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the signed agreements and work agreements, which are negotiated between representatives of the Organization and the employees.

14.5 – Other relevant information

We develop policies, processes and products that raise the human capital of the Organization. We have sound practices, we value a development-friendly environment, as well as a culture of health and well-being.

Reinforcing this aspect, we count on Bradesco’s Health, Well-being and Quality of Life Program – Viva Bem, focused on preventing diseases and promoting healthy habits for employees, dependents and family members. The initiatives of the program are divided into three pillars: In Balance, Healthy and In Movement. We also offer broad psychosocial support for diverse health-related situations and critical incidents. Through the program, we contributed to maintaining the organizational climate, leaving it more harmonious, healthy and collaborative, and for the quality of life of the employees, providing conditions of balance between work, health and family.

Through Universidade Corporativa Bradesco – UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, aiming at business perpetuity, we offer development solutions and training to our employees. In 2021, we invested more than R$85 million in education.

In 2021, Unibrad recorded approximately 2 million participants in its various programs and learning solutions, demonstrating the interest and importance of distance learning courses, especially during the pandemic. Among the themes, there are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines; with an average of 42 hours of training invested per employee.

We work constantly for the construction of a corporate environment that is balanced and barrier-free, ensured by a governance of representative diversity and attentive to the inclusive demands. We have a staff that represents the heterogeneity of the Brazilian population, at the end of the period, in all of Brazil, 51% of our workforce was made up of women, 27.3% of blacks and 5% of people with disabilities.

Consistent with these foundations, we make the following commitments: He for She, Women Empowerment Principles, Corporate Coalition for the End of Violence against Women and Girls, Valuable 500, LGBTI+ Rights and Business Forum and the Racial Equality Business Initiative.

In addition, in 2021 we also integrated the Bloomberg Gender-Equality Index. All these and other initiatives sustain our work and leave us ahead of the most effective strategies that promote diversity and inclusion.

279 – Reference Form – 2021

15. Control and economic group

15. Control and economic group

15.1 / 15.2 – Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,445,219,983	45.80%	1,292,135	0.02%	2,446,512,118	22.95%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
914,471,633	17.13%	0	0.00%	914,471,633	8.58%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
451,890,822	8.46%	119,774,968	2.25%	571,665,790	5.36%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,526,811,443	28.61%	5,199,027,044	97.73%	6,725,838,487	63.11%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
TREASURY SHARES - Date of the latest amendment: 04/12/2022
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.00%	0	0.00%	0	0.00%
Total
5,338,393,881	100.00%	5,320,094,147	100.00%	10,658,488,028	100.00%

280 – Reference Form – 2021

15. Control and economic group

Cidade de Deus Cia Cial Participações
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	10/28/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,779,096,922	35.44%	0	0.00%	2,779,096,922	35.44%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	10/28/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,758,724,093	47.93%	0	0.00%	3,758,724,093	47.93%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,304,138,509	16.63%	0	0.00%	1,304,138,509	16.63%
Total
7,841,959,524	100.00%	0	0.00%	7,841,959,524	100.00%

281 – Reference Form – 2021

15. Control and economic group

NCF Participações S.A.
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,259,587,222	74.72%	0	0.00%	1,259,587,222	39.51%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
423,598,233	25.13%	1,502,370,308	100.00%	1,925,968,541	60.41%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,521,897	0.15%	0	0.00%	2,521,897	0.08%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
1,685,707,352	100.00%	1,502,370,308	100.00%	3,188,077,660	100.00%

Fundação Bradesco
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.00%	0	0.00%	1	100.00%
Total
1	100.00%	0	0.00%	1	100.00%

282 – Reference Form – 2021

15. Control and economic group

Nova Cidade de Deus Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
189,425,112	53.70%	0	0.00%	189,425,112	26.07%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
163,332,621	46.30%	373,794,914	100.00%	537,127,535	73.93%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
352,757,733	100.00%	373,794,914	100.00%	726,552,647	100.00%

BBD Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				4/25/2022
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
52,630,076	34.04%	12,196,957	7.90%	64,827,033	20.97%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	1/2/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.00%	74,784,306	48.42%	74,784,306	24.20%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
102,000,701	65.96%	67,464,870	43.68%	169,465,571	54.83%
Total
154,630,777	100.0000%	154,446,133	100.0000%	309,076,910	100.00%

283 – Reference Form – 2021

15. Control and economic group

NCD Participações Ltda
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
793,303,109	99.9999%	0	0.0000%	793,303,109	99.9999%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	0.0001%	0	0.0000%	1	0.0001%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
793,303,110	100.00%	0	0.00%	793,303,110	100.00%

15.3 – Capital Distribution

Date of last meeting/Date of the last alteration	4/25/2022
Number of Individual shareholders (units)	734,180
Number of Corporate shareholders (units)	35,176
Number of Institutional investors (units)	1,354

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,508,883,586	28.265%
Number of Preferred Shares (units)	5,156,077,326	96.917%
Total	6,664,960,912	62.532%

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15. Control and economic group

15.4 – Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in April 2022:

Note: Holdings were calculated based on total capital, including shares in treasury.

a)     Direct and indirect controllers

In April 2022, our share capital consisted of 5,338,393,881 common shares and 5,320,094,147 preferred shares, with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company that holds 45.80% of voting capital and 22.95% of the total capital of Bradesco, and it also administers, purchases and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 47.93% of its common and total shares; Fundação Bradesco, with 35.44% of its common and total shares; and the Aguiar Family, with 16.63% of its common and total shares, as of April 2022. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. In April 2022, the company owned, through its participation in Cidade de Deus and NCF Participações S.A. (“NCF”), 23.56% of common shares and 12.02% of the total shares of Bradesco.

The capital stock of Nova Cidade de Deus is divided in class A common shares and class B preferred shares. Ownership of the class B common shares is limited to:

•	members of our Board of Executive Officers;

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15. Control and economic group

•	members of our Board of Directors, who have become directors of Banco Bradesco or of your subsidiaries; and
•	commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus Class A common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the Class A and Class B common shareholders in Nova Cidade de Deus have voting rights.

Fundação Bradesco

Fundação Bradesco is an institution whose main social objective is to foster social inclusion through education and work as a multiplier of best teaching-learning practices among the Brazilian population that is socio-economically disfavored and that holds, directly and indirectly, through its participation in Cidade de Deus, Nova Cidade de Deus and NCF, 58.57% of common shares, 2.04% of preferred shares and 30.35% of the total shares of Bradesco. Under the terms of Fundação Bradesco’s bylaws, its Managing Board, the highest deliberative body, is composed of our Directors, members of the Board of Executive Officers and department officers, as well as all Directors and Department Officers of Cidade de Deus, without right to compensation.

BBD Participações S.A.

BBD Participações S.A. (“BBD”), indirectly owned 6.14% of our common shares and 3.13% of our total shares in April 2022, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. Only members of the Board of Directors or the Statutory Board of Executive Officers and qualified employees of Banco Bradesco, or Bradespar, or our subsidiaries and national non-profit legal entities or national companies controlled by them, which have as managers exclusively employees and/or managers of the Organization, may own shares in BBD. However, only the members of the Board of Directors and the Statutory Board of Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF Participações S.A.

NCF is a holding company controlled by Cidade de Deus and by Fundação Bradesco. As of April 2022, NCF directly held 8.46% of common shares and 5.36% of the total shares of Bradesco.

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15. Control and economic group

b)     Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:

	Activity	Shareholding interest
		2021	2020	2019
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Brokerage	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Cards	100.00%	100.00%	100.00%
Bac Florida Bank (4)	Banking	100.00%	100.00%	-
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (1)	Insurance	99.98%	99.98%	99.98%

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15. Control and economic group

	Activity	Shareholding interest
		2021	2020	2019
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A. (6)	Holding	-	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2)	Services	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real; (2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; (3) The functional currency of this company is the Mexican Peso; (4) The functional currency of this company is the US dollar; (5) Accounting information used with date lag of up to 60 days; and (6) Company merged on March 31, 2021, into Quixaba Empreendimentos e Participações Ltda. (Bradesco wholly owned subsidiary).

c)     Issuer’s holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 15.4.”b.”

d)     Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)     Companies under common control

Bradesco is a company that has the same groups of controlling shareholders as Bradespar S.A.

15.5 – Shareholders’ agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of

There is no Shareholders’ Agreement filed at the headquarters of the issuer, or of which the controlling shareholders are a part, regulating the exercise of voting rights or the transferring of shares that have been issued by the issuer.

15.6 – Relevant changes in the shareholdings of members of the control group and the issuer’s managers

In the fiscal years of 2021, 2020 and 2019, there were no relevant changes in the shareholdings of members of the control group and the issuer’s managers.

288 – Reference Form – 2021

15. Control and economic group

15.7 – Main corporate transactions

2021:

a)	Event

On October 8, 2021, Bradesco, through its subsidiary Bradescard Elo Participações S.A., signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., for the 49.99% stake in Banco Digio S.A. (“Digio”).

b)	Main conditions of the deal

On February 25, 2022, after obtaining the approval of the Central Bank of Brazil and the Administrative Council for Economic Defense – CADE, the operation was completed. Bradescard Elo Participações S.A. paid R$645 million to BB Elo Cartões and with the completion of the operation, Bradesco indirectly held 100% of the share capital of Digio. Digio offers credit cards, accounts and personal loans to its clients. This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching different audiences, with different models.

c)	Companies involved

(i) Banco Bradesco S.A.; (ii) Banco Digio S.A., Corporate Taxpayer Registry (CNPJ) No. 27.098.060/0001-45; (iii) Banco do Brasil S.A. (“BB”), CNPJ No. 00.000.000/0001-91; (iv) Elo Participações Ltda. (“Elopar”), CNPJ No. 09.227.099/0001-33; (v) Bradescard Elo Participações S.A., CNPJ No. 09.226.818/0001-00; and (vi) BB Elo Cartões Participações S.A., CNPJ No. 05.105.802/0001-80.

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2020:

a)	Event

On October 30, 2020, Bradesco announced to the market the end of the acquisition, assuming the operations of BAC Florida Bank (“BAC Florida”).

b)	Main conditions of the deal

Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to high net worth (Prime) and Private Bank clients, in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients.

c)	Companies involved

The companies involved in the transaction are the following

Purchasing Companies: (i) Lecce Holdings S.A.; wholly owned subsidiary of Bradesco (guarantor).

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15. Control and economic group

Selling Companies: (i) CAICO Investments Group Corp.; (ii) Empresa de Inversiones Alcastre Limited; (iii) Valores Intercontinentales de Panama Limited; (iv) Consorcio Nuevo Laredo Limited; (v) Consorcio Novara del Sur Limited; and (vi) Sociedad Internacional Yreka.

Target company: BAC Florida Bank.

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2019:

a)	Event

In September 2019, Banco Bradesco S.A. signed an agreement to sell all shares held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

b)	Main conditions of the deal

Chain has as its social object the provision of call center services. The operation was approved by the competent authorities and closed on January 14, 2020, ending the association with the Fidelity Group.

c)	Companies involved:

Celta Holdings S.A., Banco Bradesco S.A. and Almaviva do Brasil Telemarketing e Informática S.A.

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

_____________________________________________________________________

a)	Event

In August 2019, Banco Bradesco S.A. signed the relevant documents to complete the merger of Banco Bradesco Cartões S.A., CNPJ No. 59.438.325/0001-01, without resulting in capital increase or issues of new shares. This transaction was approved by the Central Bank of Brazil in December 2019.

b)	Main conditions of the deal

The premise of this event was the corporate reorganization aiming at obtaining greater synergy and operational efficiency, with the consequent optimization and rationalization of financial, operational, administrative and legal costs, the consolidation of the strategy in the tracking of cards and the simplification of communication with account holders.

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15. Control and economic group

Under the terms of the Justification and Incorporation Protocol Instrument, the transaction did not bring any type of exchange or issue of new shares. Bradesco assumed all the obligations and rights of Banco Bradesco Cartões S.A. with said merger.

c)	Companies involved:

Banco Bradesco S.A. and Banco Bradesco Cartões S.A., CNPJ No. 59.438.325/0001-01

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

_____________________________________________________________________

a)	Event

In June 2019, Banco Bradesco S.A. signed an agreement to sell all shares held in NCR Brasil – Indústria de Equipamentos para Automação S.A. to NCR Corporation. The operation was approved by the competent authorities, and the transaction was made on October 28, 2019.

b)	Main conditions of the deal

Because it is a sale of the minority shareholding indirectly held by Bradesco, there was no specific condition or treatment relevant in the purchase and sale agreement.

c)	Companies involved:

Banco Bradesco S.A., NCR Dutch Holdings, B.V., Nova Paiol Participações Ltda., NCR Brasil – Indústria de Equipamentos para Automação S.A.

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

_____________________________________________________________________

a)	Event

In May 2019, Bradesco communicated to the market the share purchase agreement signed with the controlling shareholders of BAC Florida Bank (“BAC Florida”).

b)	Main conditions of the deal

Bradesco will pay approximately US$500 million for BAC Florida and will take over operations with the main objective of expanding the offer of investments in the USA to its high net worth (Prime) and Private Bank customers, as well as other banking services, such as checking account, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

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15. Control and economic group

c)	Companies involved:

The companies involved in the transaction are the following:

Purchasing Companies: (i) Lecce Holdings S.A.; wholly owned subsidiary of Bradesco (guarantor).

Selling Companies: (i) CAICO Investments Group Corp.; (ii) Empresa de Inversiones Alcastre Limited; (iii) Valores Intercontinentales de Panama Limited; (iv) Consorcio Nuevo Laredo Limited; (v) Consorcio Novara del Sur Limited; and (vi) Sociedad Internacional Yreka.

Target company: BAC Florida Bank.

d)	Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)	Corporate structure before and after the transaction

Not applicable.

f)	Mechanisms used to ensure equal treatment between shareholders

Not applicable.

15.8 – Other relevant information

Item 15.1

Information about the controlling companies:

▪	Fundação Bradesco: because it is a Foundation, it does not have shareholders to be identified. Bradesco’s Management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and
▪	BBD: the other shareholders of BBD, holders of 54.83% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 15.1

292 – Reference Form – 2021

16. Transactions with related parties

16. Transactions with related parties

16.1 – Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the entity’s procedures with regard to cited transactions, in accordance with the norms issued by regulators, providing transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization, according to the best practices of Corporate Governance.

In the preparation of this Practice, the guidelines contained in Technical Pronouncement CPC 05 – Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by the CMN Resolution No. 4,636/18 were observed, and also, by the CVM Deliberation No. 642/10.

The Organization must disclose transactions with related parties, according to Article 247 of Law No. 6,404/76, amended by Law No. 11,941/09 and normative stated previously. The relationships between the controller and subsidiaries should be disclosed independently of there being or not transactions between these related parties.

The disclosure is made in explanatory notes to Financial Statements, respecting the condition of supplying sufficient details for the identification of the related parties and of any essential conditions or not strictly commutative inherent to the transactions stated, in order to allow shareholders the right to inspect and monitor the management acts of the entity, without affecting the duty of promoting its ample disclosure to the market, when the operation contemplates relevant fact or on disclosure of the Financial Statements.

Bradesco’s Policy on Transactions with Related Parties was approved by the Board of Directors, whose last review, without amendments, was recorded on April 1, 2019.

16.2 – Information about transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	September 1, 2021	815,663,940.82	823,433,775.70	Not applicable	January 2, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB 100.50% CDI
Bank Deposit Certificate CDB  100.75% CDI
Bank Deposit Certificate CDB 101.00% CDI
Bank Deposit Certificate CDB 102.00% CDI
Bank Deposit Certificate CDB 101.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 30, 2021	6,944,601.45	6,944,601.45	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

293 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 18, 2020	860,000,000.00	902,966,752.40	Not applicable	February 1, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 0.50% CDI + CUPOM
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	March 1, 2021	205,289,923.90	215,294,128.90	Not applicable	January 31, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 0.90% CDI + CUPOM
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	March 1, 2021	689,303,452.00	722,894,643.10	Not applicable	January 31, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 0.90% CDI + CUPOM
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 31, 2021	32,413,593.37	32,413,593.37	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

294 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	September 27, 2021	374,527,132.08	381,496,089.60	Not applicable	December 29, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - Investplus Bills - 100.50% CDI Bank Deposit Certificate CDB - Investplus Bills - 102.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	March 1, 2021	512,850,951.80	537,843,245.40	Not applicable	January 31, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 0.90% CDI + CUPOM
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2021	14,340,433.24	14,340,433.24	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	October 25, 2018	1,396,800,000.00	1,464,343,171.00	Not applicable	March 15, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 120% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

295 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	June 12, 2019	2,650,000,000.00	2,904,507,208.00	Not applicable	December 30, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 105.25% CDI Financial Bills - 105.75% CDI Financial Bills - 107.75% CDI Financial Bills - 109.25% CDI Financial Bills - 109.50% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	January 7, 2021	2,319,026,000.00	2,418,567,983.00	Not applicable	July 13, 2026	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 1.40% CDI +CUPOM Financial Bills - 1.20% CDI +CUPOM Financial Bills - 0.90% CDI +CUPOM Financial Bills - 0.80% CDI +CUPOM
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2020	969,421,325.57	969,421,325.57	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	January 7, 2021	574,976,696.63	600,611,785.27	Not applicable	January 7, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 101.25% Bank Deposit Certificate CDB - 102.50%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

296 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	January 24, 2019	4,210,000.00	4,446,716.78	Not applicable	November 27, 2024	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 92.00%
Bank Deposit Certificate CDB - 93.75%
Bank Deposit Certificate CDB - 94.00%
Bank Deposit Certificate CDB - 94.50%
Bank Deposit Certificate CDB - 95.00%
Bank Deposit Certificate CDB - 95.75%
Bank Deposit Certificate CDB - 98.00%
Bank Deposit Certificate CDB - 99.50%
Bank Deposit Certificate CDB - 100.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
BBD Participações S.A.	September 28, 2021	84,419,880.42	85,847,128.25	Not applicable	November 11, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 102.00% Bank Deposit Certificate CDB - 100.75%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 23, 2015	5,000,000,000.00	5,013,045,050.00	Not applicable	December 23, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 125% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 30, 2021	58,440	58,440	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

297 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 23, 2020	5,000,000,000.00	113,137,014.19	Not applicable	December 26, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Derivatives - 100% CDI + 1.45% p.a.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	September 27, 2021	570,507,800.03	576,460,197.38	Not applicable	December 29, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 100.00% CDI Bank Deposit Certificate CDB - 100.75% CDI Bank Deposit Certificate CDB - 101.00% CDI Bank Deposit Certificate CDB - 102.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 1, 2021	7,779,621.29	7,779,621.29	Not applicable	January 3, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

298 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	December 31, 2020	3,049,000.00	5,117,067.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Its objective is to formalize and consolidate, under the terms and disciplines of this agreement, the education of exercises between the Bank and Alelo for the sale of Alelo products and services, through the use of the operating system, as well as products such as the availability of services and products Alelo in the Bank's branch and branch network, in addition to the analysis and monitoring by the Bank of the credit situation and eventual settlement of customer debts in operations in which the payment condition negotiated by them is in installments, under the terms and conditions. For the prepayment modality, the Bank will not carry out any type of credit analysis of the customers and the provisions of the contract that make specific reference to this modality will apply.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	This AGREEMENT may be terminated with immediate effect, upon simple notification of the innocent party to the other party, in the following cases:
In the event of non-compliance or breach of any of the clauses or conditions agreed herein, provided that the infringing party does not comply or regularize its obligation within ten (10) days, counted from the receipt of prior notification, sent by the innocent party, requesting the adoption the measures necessary for regularization; In the event of bankruptcy, judicial or extrajudicial liquidation, intervention by the Central Bank of Brazil, request for judicial recovery, initiation of extrajudicial recovery procedures or if by determination of a competent authority or entity. In the event of an infringement or non-compliance under the terms of clause VIII.1.1 above, the offending Party will be liable to the innocent Party for the losses and damages caused, which will be determined by ensuring adversarial proceedings and full defense.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	December 31, 2021	25,793,894.40	25,793,894.40	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	August 24, 2021	17,051,814.18	17,461,448.03	Not applicable	August 24, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 100.50%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	November 12, 2021	43,661,874.75	43,757,854.29	Not applicable	December 20, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 40%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

299 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	October 25, 2021	50,239,436.08	50,405,411.42	Not applicable	December 19, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 40.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	November 30, 2000	11,797,330,491.73	11,797,330,491.73	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Contract of Local Exchange and Onlending to Visa Members in Brazil. The purpose of the agreement is to define the deadlines, procedures and amounts to be observed by the parties for the transfer of the amounts of the transactions Visa from Bradesco by Cielo.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Bankruptcy, legally-backed financial restructuring, and intervention, among others, and if Banco Bradesco is no longer the issuer of the Visa card.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	October 15, 2021	51,070,776.95	51,509,870.23	Not applicable	November 25, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 100.50% Bank Deposit Certificate CDB - 101.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A	December 31, 2021	213,618,708.85	213,618,708.85	Not applicable	January 3, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Purchases in debit – On demand
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

300 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A	December 31, 2021	7,053,960.29	7,056,408.92	Not applicable	October 1, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	LTN - Pre 100.00% + 9.14%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	June 15, 2020	24,599,354.52	25,978,389.88	Not applicable	June 7, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 101.50%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	December 31, 2021	96,650,047.21	96,650,047.21	Not applicable	January 4, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Reward program
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCR Brasil - Indústria de Equipamentos para Automação S.A.	November 19, 2021	5,166,545.79	5,168,851.04	Not applicable	November 27, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 5%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

301 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	May 4, 2020	2,506,209.57	2,654,172.09	Not applicable	May 23, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB - 103.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	June 1, 2020	402,884,341.31	409,398,298.37	Not applicable	October 31, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB Fácil (Easy) - 102.50% CDI Bank Deposit Certificate - CDB Fácil (Easy) - 103.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 31, 2021	16,697,541.20	16,697,541.20	Not applicable	January 31, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Provision from Values Receivable Cielo S.A. Brand
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 31, 2021	36,197,923.50	36,197,923.50	Not applicable	January 4, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Payment of brand fees
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

302 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	December 28, 2021	90,000,000.00	90,104,952.25	Not applicable	January 6, 2022	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 100% +1.04%
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	December 30, 2021	90,000,000.00	90,035,351.54	Not applicable	January 11, 2022	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 100% +1.15%
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	December 30, 2021	54,000,000.00	54,021,152.21	Not applicable	January 12, 2022	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 100% +1.12%
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	December 30, 2021	90,000,000.00	90,035,174.53	Not applicable	January 13, 2022	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 100% +1.12%
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

303 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Haitong Banco de Investimento do Brasil S.A.	July 8, 2020	100,000,000.00	106,935,662.52	Not applicable	July 8, 2022	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 100.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Haitong Banco de Investimento do Brasil S.A.	December 31, 2021	3,128,000.00	3,128,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Gestora de Inteligência de Crédito S.A.	June 30, 2021	5,460,189.64	5,491,537.29	Not applicable	December 6, 2024	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB 100.25% Bank Deposit Certificate - CDB 100.70% Bank Deposit Certificate - CDB 100.75%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Gestora de Inteligência de Crédito S.A.	September 29, 2020	66,666,000.00	68,379,853.14	Not applicable	September 29, 2025	Loan	CDI + 0.2223000 % p.m.
Relationship with the issuer	Affiliate company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

304 – Reference Form – 2021

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Tecnologia Bancaria S.A	December 30, 2020	36,253,377.67	36,253,377.67	Not applicable	12/31/2025	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Availability of the Banco 24 Horas Network installed and maintained by the Company Tecban, offering to Bradesco clients the Services of Cash Withdrawal from Checking Account or Savings Account, Check the Available Balance in the Checking Account or Savings Account with the option of printing and Issuing the Statement of Checking Account or Savings Account with the print option.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	In the event of breach of the Contract the parties mutually should return all documents related to the execution of the contract in their possession, and the prompt return of the values available for Withdrawals to Bradesco clients.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 16, 2019	237,500,000.00	238,533,566.98	Not applicable	December 16, 2027	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Debentures DI 100% + 1.20% p.a.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 6, 2018	17.352.383,33	9,346,938.00	Not applicable	60 months	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	The purpose of the Agreement is exclusively the processing of the payroll and the provision of bank services, including the structure of the Service Point in the premises of Fleury, with the deadline of 60 months.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Servinet Serviços LTDA.	December 30, 2021	6,999,999.51	7,001,458.94	Not applicable	September 10, 2024	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Debentures - DI 60%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

16.3 – Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made

In addition to the transactions presented in item 16.2, the other related parties, mainly with subsidiaries, affiliates and shared control and key management personnel, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions.

305 – Reference Form – 2021

16. Transactions with related parties

The Management has an internal control structure to ensure that transactions are in similar conditions to those that could be established with any unrelated parties.

In case of any violations of the provisions of item 16.1, the case will be forwarded to the Ethical Conduct Committee, a subordinate to the Board of Directors, which will adopt the appropriate penalties. This will alert to the fact that it qualifies as a crime and those who are responsible for such act shall be subject to the penalties referred to in the legislation in force.

16.4 – Other relevant information

There is no further information that we believe to be significant.

306 – Reference Form – 2021

17. Share capital

17. Share capital

17.1 – Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Issued Capital		5,338,393,881	5,320,094,147	10,658,488,028
March 10, 2022	87,100,000,000.00
Capital type	Subscribed Capital		5,338,393,881	5,320,094,147	10,658,488,028
March 10, 2022	87,100,000,000.00
Capital type	Paid-Up Capital		5,338,393,881	5,320,094,147	10,658,488,028
March 10, 2022	87,100,000,000.00

17.2 – Capital Increases

2022

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2022	Shareholders’ Meeting	March 10, 2022	4,000,000,000	Private subscription	485,308,534	483,644,922	968,953,456	10.00000	4.13	R$ per unit
Criterion for determining the issue price	The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.
Payment form	Not Applicable. It is a 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2021

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2021	Shareholders’ Meeting	March 10, 2021	4,000,000,000	Private subscription	442,779,931	440,772,756	883,552,687	10.00000	4.53	R$ per unit
Criterion for determining the issue price	The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.
Payment form	Not Applicable. It is a 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

307 – Reference Form – 2021

17. Share capital

2020

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2020	Shareholders’ Meeting	March 10, 2020	4,000,000,000	Private subscription	403,191,507	403,191,465	806,382,972	10.00000	4.96	R$ per unit
Criterion for determining the issue price	The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.
Payment form	Not Applicable. It is a 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2019

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 11, 2019	Shareholders’ Meeting	March 11, 2019	8,000,000,000	Private subscription	671,985,845	671,985,774	1,343,971,619	20.00000	5.95	R$ per unit
Criterion for determining the issue price	The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.
Payment form	Not Applicable. It is 20% bonus in shares, attributable to the company’s shareholders, free of charge, two (2) new shares for each ten (10) shares of the same type that holders own on the base date.

17.3 – Information about developments, grouping and share bonuses

2022

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2022	4,870,579,247	4,848,500,325	9,719,079,572	5,338,393,881	5,320,094,147	10,658,488,028

2021

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2021	4,435,106,575	4,435,106,111	8,870,212,686	4,870,579,247	4,848,500,325	9,719,079,572

2020

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2020	4,031,915,068	4,031,914,646	8,063,829,714	4,435,106,575	4,435,106,111	8,870,212,686

308 – Reference Form – 2021

17. Share capital

2019

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 11, 2019	3,359,929,223	3,359,928,872	6,719,858,095	4,031,915,068	4,031,914,646	8,063,829,714

17.4 – Information on the share capital

Reason for not completing the chart:

In the fiscal years of 2019 to 2021, as well as up to May 31, 2022, there was no reduction in the capital of the Company.

17.5 – Other relevant information

There is no further significant information.

309 – Reference Form – 2021

18. Securities

18. Securities

18.1 – Share Rights

Kind of shares or CDA	Common
Tag along	100%
Entitled to dividends

Minimum mandatory dividend – According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Interim Dividends – The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to the repayment of capital, however preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the Company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provided for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80%
Entitled to dividends

Minimum mandatory dividend – According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Interim Dividends – The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Without Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

310 – Reference Form – 2021

18. Securities

18.2 – Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering

There are no statutory rules that significantly limit the voting rights of shareholders or lead them to carry out public offering.

18.3 – Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws

There are no exceptions or suspense clauses that relate to the political or economic rights laid down in the Bylaws.

18.4 – Volume of negotiations and major and minor quotes of traded securities

Fiscal Year	12/31/2021
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2021	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	8,764,098,267	19.36	15.67	R$ Per unit	17.68
6/30/2021	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	9,997,175,688	21.19	17.46	R$ Per unit	19.07
9/30/2021	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	8,098,793,735	19.14	14.85	R$ Per unit	17.53
12/31/2021	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	8,373,313,354	16.46	14.64	R$ Per unit	15.54
3/31/2021	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	73,643,747,849	21.94	17.55	R$ Per unit	20.11
6/30/2021	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	58,844,944,568	24.77	19.92	R$ Per unit	22.10
9/30/2021	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	61,549,512,042	22.66	17.18	R$ Per unit	20.46
12/31/2021	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	51,902,257,156	19.31	17.01	R$ Per unit	18.21

Fiscal Year	12/31/2020
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2020	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	7,142,869,852	24.61	10.93	R$ Per unit	19.55
6/30/2020	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	7,281,417,766	16.48	12.06	R$ Per unit	14.01
9/30/2020	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	7,471,790,563	16.98	13.79	R$ Per unit	15.27
12/31/2020	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	7,374,518,575	19.37	13.91	R$ Per unit	16.54
3/31/2020	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	51,106,207,996	26.15	12.36	R$ Per unit	21.14
6/30/2020	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	58,470,498,173	18.11	13.07	R$ Per unit	15.28
9/30/2020	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	60,619,249,678	18.74	14.89	R$ Per unit	16.59
12/31/2020	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	71,653,022,231	21.71	15.09	R$ Per unit	18.40

Fiscal Year	12/31/2019
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	6,233,152,474	22.65	19.43	R$ Per unit	21.10
6/30/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,631,543,471	22.30	18.55	R$ Per unit	20.63
9/30/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,869,015,395	23.41	18.58	R$ Per unit	20.93
12/31/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,550,906,587	23.85	19.56	R$ Per unit	21.87
3/31/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	42,496,042,534	25.42	22.07	R$ Per unit	23.83
6/30/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	34,271,070,920	25.14	21.68	R$ Per unit	23.59
9/30/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	41,843,769,421	26.16	21.02	R$ Per unit	23.23
12/31/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	40,196,415,575	25.37	21.38	R$ Per unit	23.50

311 – Reference Form – 2021

18. Securities

18.5 – Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

18.6 – Brazilian markets in which securities are admitted to trading

Bradesco’s shares comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 – Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: October 1, 2001
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: November 21, 2001
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 41.6%
h)	The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: March 13, 2012
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: March 13, 2012

312 – Reference Form – 2021

18. Securities

g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.57%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)	Country: Spain
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange
d)	Date of admission for trading: February 16, 2001
e)	Indicate the trading segment, if any: Latibex
f)	Start date of the listing in the trading segment: February 16, 2001
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.001%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)
i)	Depositary bank, if any: Iberclear
j)	Custodian institution, if any: CBLC

313 – Reference Form – 2021

18. Securities

18.8 – Securities issued abroad

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	March 1, 2012
Maturity	March 1, 2022
Quantity (Units)	1
Total nominal value (Real)	1,886,720,000.00
Outstanding debit balance	5,716,370,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Global Medium – Term Note – 548 Series – England
Date of issue	January 27, 2020
Maturity	January 27, 2023
Quantity (Units)	1
Total nominal value (Real)	3,375,680,000.00
Outstanding debit balance	4,157,360,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

314 – Reference Form – 2021

18. Securities

Security value	Subscription bonus
Identification of the security value	Global Medium – Term Note – 549 Series – England
Date of issue	January 27, 2020
Maturity	January 27, 2025
Quantity (Units)	1
Total nominal value (Real)	3,375,680,000.00
Outstanding debit balance	4,157,360,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Global Medium – Term Note – 580 Series – England
Date of issue	January 18, 2022
Maturity	March 18, 2027
Quantity (Units)	1
Total nominal value (Real)	2,760,650,000.00
Outstanding debit balance	2,760,650,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

18.9 – Distribution of public offerings made by the issuer or by third parties, including controlling and affiliated companies and subsidiaries, relating to the securities of the issuer

In 2021, 2020 and 2019, there were no distribution public offerings made by the issuer or by third parties, including controlling and affiliated companies and subsidiaries, relating to securities of the issuer.

315 – Reference Form – 2021

18. Securities

18.10 – Use of proceeds from public offerings for distribution and any deviations

Should the issuer have made a public offering for distribution of securities, the officers should comment on:

a)       how funds from the offering were used

There was no public offering for the distribution of securities in 2021, 2020 and 2019.

b)       if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective distribution

There was no public offering for the distribution of securities in 2021, 2020 and 2019.

c)       in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2021, 2020 and 2019.

18.11 – Description of the takeover bids made by the issuer in respect of shares issued by third parties

For the years ended 2021, 2020 and 2019, there were no takeover bids made by the issuer in respect of shares issued by third parties.

18.12 – Other relevant information

Item 18.4:

The information on the largest, smallest and daily average of the quotations of securities traded were drawn up based on historical data, which were adjusted by corporate events that occurred in the periods, including the distribution of dividends.

Item 18.8:

Addition the item: Describe securities issued abroad indicating:

I. SUBORDINATED DEBT – US$1,100,000,000.00 – due on March 1, 2022

a)     identification of the security: Subordinated debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.1 billion that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,100,000,000.00	March 1, 2012 March 1, 2022 (maturity)	US$1,100,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)     possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in “Early redemption through Tax Event.”

Early redemption through Tax Event

On any interest payment date, with the prior approval of the Central Bank of Brazil and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

316 – Reference Form – 2021

18. Securities

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

“Tax Event” means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the Notes are registered at the close of transactions, at New York City time, on the tenth business day before that date of payment. The Notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)       Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: March 1, 2022.

Prepayment:

Prepayment events (Default)

•	the Issuer does not make the payment of the principal on any of the Notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;
•	the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the Notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;
•	a court or agency or supervisory authority in the Cayman Islands or in Brazil (i) initiates a process or approves a decision or a declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law, or similar law, or the dissolution or liquidation of the Issuer’s business, or judging the Issuer as bankrupt or insolvent or (ii) approves a decision or order approving, as duly registered, a petition pleading for the reorganization of the Issuer and its agreement with creditors that are pursuant to any applicable law, except for a permitted reorganization according to the deed, (iii) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or another similar authority to the Issuer or all, or substantially all, of its assets, and such processes, decision or order have not been canceled or still remain at full effectiveness for 60 days, or (iv) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect that is analogous to that of the events above; or

317 – Reference Form – 2021

18. Securities

•	the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or another similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, to the delivery of a decision or declaratory judgment of bankruptcy, in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution, or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event, described in the third and fourth points above, occurs and persists, the principal of the Notes and the interest due, and not paid, on all Notes will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.75% p.a.

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, whether the credit is unsecured or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

Merger, Acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or merger with any other person. Nor will they divest or transfer all, or substantially all, of its assets or all, or substantially all, of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•	the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the property and assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes and compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;
•	immediately after the entry into force of such a transaction, no default event or event that, by means of warning, or the course of time or other conditions, would become a default event has occurred and persists, and no obligation or agreement, specified in the deed or in the Notes, have been significantly violated; and
•	the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the deed) deliver a certificate to the Trustee of an Officer and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction, if it is required, stating that such an additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

318 – Reference Form – 2021

18. Securities

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer’s control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•	to the hiring of new debt

None.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

j)       Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the Notes, only to meet the requirements of the Central Bank of Brazil in order to qualify as capital Level 2 Notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of Notes, if such a modification in any way affects the interest rate of the Notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open Notes, the classification of Notes or the original maturity date of the Notes.

The trustee shall obtain the opinion of the Issuer’s Brazilian lawyer, describing the modifications to the terms and conditions of the Notes that are required by the Central Bank of Brazil in order to qualify as capital Level 2 Notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of Note and any other document that is necessary to deploy the necessary modifications required by the Central Bank of Brazil.

The Issuer and the trustee may also, without the consent of the Note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional Notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the Note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding Notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open Note that is affected by such modification, to:

•	change the due date of any payment of the principal or of any portion of interest on any Note;
•	reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable on any date;
•	change any place of payment in which the principal or interest on the Notes shall be paid;
•	change the currency in which the principal or interest on the Notes shall be paid;

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18. Securities

•	impair the right of Note holders to initiate an action to execute any payment by the due date or thereafter;
•	modify the provisions of the subordination of the deed in a way that affects adversely the holders of Notes;
•	reduce the percentage of the principal amount of the outstanding holders of the Notes whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or
•	modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each Note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to Note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the Note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding Notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of Note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the Notes, shall be final and shall oblige every Note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

k) Other relevant features

Other relevant features are described above.

II. GLOBAL MEDIUM-TERM NOTE – 548 Series – US$800,000,000.00 – due on January 27, 2023

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 548 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2023 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

h. possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

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If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.       Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2023

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or

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18. Securities

•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

2.85% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

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18. Securities

•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

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18. Securities

vii) Other relevant features

All relevant features are described above.

III. GLOBAL MEDIUM-TERM NOTE – 549 Series – US$800,000,000.00 – due on January 27, 2025

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 549 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2025 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h. possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the Notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the Notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

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18. Securities

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.       Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2025

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

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18. Securities

ii) Interest

3.20% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

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18. Securities

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

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18. Securities

IV. GLOBAL MEDIUM-TERM NOTE – 580 Series – US$500,000,000.00 – due on March 18, 2027

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 580 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$500 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$500,000,000.00	January 18, 2022 March 18, 2027 (maturity)	US$500,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible
i.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective Holders of Notes.

i.	Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: March 18, 2027.

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18. Securities

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any Debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any Debt; since the amount of the Debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

4.375% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

329 – Reference Form – 2021

18. Securities

•	to the sale of certain assets

The Issuer shall not, without the written consent of the Holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each Holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the Holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charges, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

330 – Reference Form – 2021

18. Securities

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the Holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any Series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of Holders of Notes of any Series, will oblige all Holders of Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all Holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the Holders of Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

Bradesco pioneered in raising US$500 million through a Sustainable Bond on the international market to expand project and asset financing co-related to the following activities/sectors:

a)	Renewable energy,
b)	Energy efficiency,
c)	Clean transport,
d)	Green building,
e)	Sustainable cultures,
f)	Management of water resources,
g)	Pollution control,
h)	Digital inclusion; and
i)	Financial inclusion through loans for micro, small and medium-sized enterprises.

Projects may be eligible to receive resources from this security provided they meet the criteria set forth in our Sustainable Finance Framework.

Any activity, product, project, corporate (including micro, small and medium-sized enterprises) or loans associated with fossil fuels and their operations, child labor and poor working conditions, negative impact activities such as tobacco, firearms, palm oil, arms production or trade, ammunition, radioactive materials, the use of asbestos fibers, tobacco, wastewater from fossil fuel operations and plastic chemical recycling will not be eligible.

The issue followed the criteria set out in the main international references and underwent an independent validation of the operations specialist, Sustainalytics.

331 – Reference Form – 2021

18. Securities

The positive impacts generated by this security, in terms of avoided carbon emissions, social and environmental benefits will be monitored and reported annually.

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Subordinated Debt	R$ 1,100,000,000.00	R$ 1,886,720,000.00	3/1/2012	1.7152
II	Global Medium - Term Note – Série 548	R$ 800,000,000.00	R$ 3,375,680,000.00	1/27/2020	4.2196
III	Global Medium - Term Note – Série 549	R$ 800,000,000.00	R$ 3,375,680,000.00
IV	Global Medium - Term Note – Série 580	R$ 500,000,000.00	R$ 2,760,650,000.00	1/18/2022	5.5213

Conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Subordinated Debt	R$ 1,100,000,000.00	R$ 6,138,550,000.00	12/31/2021	5.5805
II	Global Medium - Term Note – Série 548	R$ 800,000,000.00	R$ 4,464,400,000.00
III	Global Medium - Term Note – Série 549	R$ 800,000,000.00	R$ 4,464,400,000.00

Source: Central Bank of Brazil.

332 – Reference Form – 2021

19. Repurchase plans/Treasury

19. Repurchase plans/Treasury

19.1 – Information on the issuer’s share buyback

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
5/5/2022	05/06/2022 to 11/16/2023	55,702,107,000.00	Common		53,413,506	3.6698457	0	0.01	R$ Per unit	0.0000000
			Preferred		53,171,375	1.0419823	0	0.01	R$ Per unit	0.0000000
Reference Date: 12/31/2021
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av Presidente Juscelino Kubitschek, 1.309, 11st floor, Vila Nova Conceição, São Paulo, SP, and Ágora CTVM S.A., headquartered at Av. Paulista, 1450, 3rd floor, Bela Vista, São Paulo, SP.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
4/23/2021	04/26/2021 to 04/26/2022	48,534,307,000.00	Common		48,705,792	3.6215660	0	0.01	R$ Per unit	0.0000000
			Preferred		48,485,003	1.0390382	0	0.01	R$ Per unit	0.0000000
Reference Date: 12/31/2020
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av Presidente Juscelino Kubitschek, 1.309, 11st floor, Vila Nova Conceição, São Paulo, SP, and Ágora CTVM S.A., headquartered at Av. Paulista, 1450, 3rd floor, Bela Vista, São Paulo, SP.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
12/23/2020	12/28/2020 to 06/28/2022	48,534,307,000.00	Common		7,500,000	0.5981547	664,296	0.01	R$ Per unit	8.8572841
			Preferred		7,500,000	0.1749412	2,488,957	0.01	R$ Per unit	33.1860979
Reference Date: 12/31/2019
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av Presidente Juscelino Kubitschek, 1.309, 11st floor, Vila Nova Conceição, São Paulo, SP, and Ágora CTVM S.A., headquartered at Av. Paulista, 1450, 3rd floor, Bela Vista, São Paulo, SP.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/25/2019	06/27/2019 to 12/27/2020	42,363,029,000.00	Common		7,500,000	0.6586929	1,107,161	0.01	R$ Per unit	14.7621402
			Preferred		7,500,000	0.1927433	4,148,262	0.01	R$ Per unit	55.3101610
Reference Date: 12/31/2018
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7th floor, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, commercial rooms 601 e 301, Botafogo, Rio de Janeiro, RJ.

333 – Reference Form – 2021

19. Repurchase plans/Treasury

19.2 – Movement of securities held in Treasury

Fiscal year 2021

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	7,307,259	-
Acquisition	17,493,900	-
Disposal	-	-
Cancellation	(7,307,259)	-
Closing balance	17,493,900	-
Outstanding shares (%)		1.1594
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	27,378,542	-
Acquisition	12,051,100	-
Disposal	-	-
Cancellation	(27,378,542)	-
Closing balance	12,051,100	-
Outstanding shares (%)		0.2337
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

334 – Reference Form – 2021

19. Repurchase plans/Treasury

Fiscal year 2020

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	6,642,963	-
Acquisition	664,295	-
Disposal	-	-
Cancellation	-	-
Closing balance	7,307,259	-
Outstanding shares (%)		0.5827
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	24,889,583	-
Acquisition	2,488,959	-
Disposal	-	-
Cancellation	-	-
Closing balance	27,378,542	-
Outstanding shares (%)		0.6416
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

335 – Reference Form – 2021

19. Repurchase plans/Treasury

Fiscal year 2019

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	5,535,803	-
Acquisition	1,107,160	-
Disposal	-	-
Cancellation	-	-
Closing balance	6,642,963	-
Outstanding shares (%)		0.5830
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	20,741,320	-
Acquisition	4,148,263	-
Disposal	-	-
Cancellation	-	-
Closing balance	24,889,583	-
Outstanding shares (%)		0.6425
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

336 – Reference Form – 2021

19. Repurchase plans/Treasury

19.3 – Other relevant information

Item 19.1

In the transactions related to the repurchase periods from April 2021 to April 2022 (year 2021), December 2020 to June 2022 (year 2020) and June 2019 to December 2020 (year 2019), it considers bonuses, which added to the other acquired/ canceled shares do not change the cost and the weighted average price. For the information for 2021, 2020, 2019 and 2018, due to an unavailability of the system, we consider the average price of preferred shares to be R $ 0.01.

Item 19.2

In addition to item 19.2, we demonstrate the treasury movements referring to April 12, 2022:

APRIL/22
Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	17,493,900	-
Acquisition	-	-
Disposal	-	-
Cancellation	(17,493,900)	-
Closing balance	-	-

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	12,051,100	-
Acquisition	-	-
Disposal	-	-
Cancellation	(12,051,100)	-
Closing balance	-	-

337 – Reference Form – 2021

20. Trading policy

20. Trading policy

20.1 – Information about the securities trading policy

a)	body responsible for the approval of the policy and date of approval

Trading Policy for Securities Issued by the Company, contained in the Instrument of Policies for Disclosure and Use of Information of Material Act or Fact and for Trading of Securities issued by Banco Bradesco S.A., approved at the Special Meeting of the Board of Directors (RECA) No. 863, on July 29, 2002, whose last review, with amendments, was recorded in the minutes of RECA No. 3,297, on May 15, 2020.

b)	related persons

The aforementioned policy aims to establish high standards of conduct, to be observed by Bradesco, its direct and indirect controlling shareholders, its members of the Board of Directors, its Officers, its members of the Fiscal Council, members of any bodies with technical or advisory functions, created by the company’s bylaws, and all of those who, by virtue of their office, function or position in Bradesco or its subsidiaries, affiliates or controlling companies, are aware of any information that concerns material acts or facts.

c)	main features

The securities trading policy issued by the Banco Bradesco S.A. has the CVM Instruction No. 358/02 as a guideline, especially establishing:

i.       The obligation of the Members of the Board of Director, Officers, Members of the Fiscal Council, as well as any bodies with technical or advisory functions, created by statutory provision, to inform the Bradesco, in the person of the Investor Relations Officer, ownership of negotiations held with securities issued by the Company itself, by its Controlling Company and by its Subsidiaries, provided that these are publicly-held companies;

ii.        The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or the Fiscal Council, as well as any natural or juridical person, or group of persons that are acting together or representing the same interest, to provide information to the company whenever any direct or indirect participation is achieved, which corresponds to five percent (5%) or more of a kind, or class, of shares that represent the share capital of Bradesco;

iii.     The obligation to provide information by the person or group of people representing one identical interest, or the holder of equity interest equal to or greater than the percentage referred to in the “caput” of this Article, each time such a participation rises by five percent (5%) of a kind, or class, of shares that represent the share capital of Bradesco;

iv.      The obligation of the persons mentioned in item “ii” above to report the alienation or extinction of stocks and other securities previously mentioned or rights over them, each time that the holder’s participation in a kind, or class, of securities in question reaches the percentage of five percent (5%) of the total of this kind or class, and whenever such participation is reduced by five percent (5%) of the total kind, or class; and

v.       The obligation for direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Bradesco, its Subsidiaries or Affiliates, Controlling Companies, becomes aware of any information related to a relevant act or fact, to refrain from trading the securities that are issued by the company or related thereto.

338 – Reference Form – 2021

20. Trading policy

d)	prediction of prohibition periods for negotiations and a description of the procedures adopted to monitor the trading in such periods

The related persons mentioned above must refrain from trading the securities issued by the Company or referenced to it:

i.         prior to the disclosure to the market of material act or fact that occurred in the business of Bradesco;

ii.        in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Bradesco;

iii.      if there is an intent to promote an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.      in relation to direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever the acquisition or sale of shares of Bradesco’s own issue is in progress, by it or by its subsidiaries, by affiliated companies or by any other company under common control, or if an option or mandate for the same purpose has been granted, exclusively for the dates in which the Company itself negotiates or notifies the broker who will negotiate with shares of their issue.

All the Company’s managers receive, at the beginning of each fiscal year, and whenever a change occurs, a schedule that specifies the periods during which they will be barred from trading with securities issued by the Company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities that are issued by the Company in order to identify any fluctuations that require investigation.

e)	places where the policy can be consulted

The Instrument of Policies for Disclosure and Use of Information of Material Act or Fact and for Trading of Securities Issued by Banco Bradesco S.A. is available on Bradesco’s Investor Relations website (www.bradescori.com.br) – Corporate Governance Section – Bylaws and Policies – Policies, Standards and Practices and also on the websites of the CVM (www.cvm.gov.br) and B3 – Brazilian Exchange & OTC (www.b3.com.br).

339 – Reference Form – 2021

20. Trading policy

20.2 – Other relevant information

The prohibitions provided for in Item 20.1 still apply:

•	for anyone who has any knowledge of information related to a relevant act or fact, knowing that it has not been released to the market, especially those who have a business or professional relationship or a relationship of trust with Bradesco, such as independent auditors, securities analysts, consultants and institutions that are members of the distribution system, which shall be informed of the relevance of the information of which they are aware, being incumbent on them to check the disclosure of the information before negotiating with Bradesco’s securities or related thereto; and
•	for the members of the Board of Directors and the Officers that differ from the Management of Bradesco, prior to the public disclosure of business or fact that were started during his term of office, and will extend for a period of six (6) months after his removal.

The seals provided above, as well as in the items (i), (ii) and (iii) of the letter D, will cease as soon as Bradesco discloses the fact to the market, unless trading with stocks can interfere in the conditions of the said business to the detriment of Bradesco’s shareholders or of itself. The prohibition provisioned in letter D does not apply to the acquisition of shares held in Treasury, through private trading, arising from the exercise of the option to purchase, agreed upon in any plan of concession of the option to purchase shares, approved in the Shareholders’ Meeting.

The prohibitions disciplined in this Instrument applies to negotiations made, directly or indirectly, by all persons mentioned in letter B, which have signed the Binding Agreement, even in cases in which the negotiations on the part of those people are given through a company controlled by them or third parties with whom they have a fiduciary contract or portfolio or share management.

The negotiations made by investment funds, in which the people mentioned are shareholders, are not considered as indirect trading, provided that the investment funds are not exclusive and trading decisions of the investment fund manager are not to be influenced by shareholders.

340 – Reference Form – 2021

21. Discloure policy

21. Disclosure policy

21.1 – Description of the standards, or internal procedures or charters relating to the disclosure of information

Regarding procedures related to the disclosure of information, Bradesco has:

I.	The Policy for Disclosure and Use of Information of Material Act or Fact, contained in the Instrument of Policies for Disclosure and Use of Information of Material Act or Fact and for Trading of Securities Issued by Banco Bradesco S.A., aims to establish high standards of conduct, to be observed by direct and indirect Controlling Shareholders, members of the Board of Directors, Officers, members of the Fiscal Council, members of any bodies with technical or advisory functions, created by the company’s bylaws, and all of those who, by virtue of their office, role or position in Bradesco or its subsidiaries, affiliates or controlling companies, be aware of this of inside information that is inherent in the work developed in the Company or in related companies.

The Policy evidences, still, some precautions that must be observed, which are:

a)	to only involve people considered indispensable in the actions that may result in acts or facts that set up privileged information;
b)	to demonstrate the legal responsibility of each to the involved, alerting them that the operations, acts or facts on development are private and should not be commented on or discussed with their own families;
c)	to keep the medium in which the information is stored (on paper or magnetic media) safe, restricting any type of unauthorized access, also eschewing the transfer of them or transmission of them to third parties in a manner that is not adequately protected;
d)	to file at the headquarters of the institution, together with the process that gave rise to the confidential material act or fact, relationship of the people who acknowledged the information prior to its disclosure to the market; and
e)	to obtain the signature on the Binding Agreement of individuals and legal entities mentioned in letter B of item 20.1 and of others that Bradesco deems necessary or convenient, as well as filing the document at the Headquarters of the Institution.

II.	The following are the basic guidelines of the Bradesco Organization’s Corporate Policy for Disclosure of Information:
a)	to ensure that the different shareholders have access to clear and accurate information according to the nature of the subject;
b)	to ensure the continuous process of checking and confirming the accuracy of information to be disclosed;
c)	to ensure the adoption of criteria for assessing the relevance of information to be disclosed, whether economic, financial, corporate or sustainable;
d)	to ensure consistent reporting in good time through a reliable, timely, understandable and accessible process of communication for all stakeholders; and
e)	to ensure that the disclosure process is reviewed at least annually, in accordance with the Organization’s rules.

341 – Reference Form – 2021

21. Discloure policy

21.2 – Description of the policy for disclosure of material act or fact and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information

The disclosure of relevant act or fact in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter described in Item 21.1.

Direct or indirect Controlling Shareholders, Members of the Board of Directors, Officers, Members of the Fiscal Council and of any bodies with technical or advisory functions, created by statutory provision, and anyone who, by virtue of the office, role or position they hold within Bradesco or within any of its controlling companies, subsidiaries and affiliates shall keep secrecy on the material act or fact to which they have access and which has not yet been disclosed, not using this information to obtain an advantage for themselves or for others, as well behave solely in accordance with the values of good faith, loyalty and truthfulness, and also by the following general principles:

a)	to grant shareholders and investors in Bradesco’s securities with a broad right to any information regarding aspects that may affect their investment, in respect to the legitimate interests of Bradesco and the observed legal requirements and the provisions of our Policies Instrument;
b)	to ensure a continuous, orderly and affordable flow of information to all shareholders and investors in Bradesco’s securities;
c)	to pay attention to their social responsibility, especially for shareholders and investors, those who work at Bradesco, as well as with the community in which they operate;
d)	to make every effort to promote market efficiency, so that the competition among shareholders and investors is in the interpretation of the disclosed information, and will never give privileged access to information;
e)	to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco’s shareholders to be ensured of necessary fair treatment; and
f)	to ensure that the disclosure of information regarding the assets and liabilities and financial situation of the company is correct, complete and continuous.

The said instrument, which has as basic guidelines to CVM Instruction No. 358/02, was approved on July 29, 2002, revised on May 15, 2020, and is available on the website www.bradescori.com.br – Corporate Governance Section – Bylaws and Policies – Policies, Standards and Practices and is also available on the websites of the B3 – Brazilian Exchange & OTC and CVM.

21.3 – Managers responsible for the implementation, maintenance, evaluation and supervision of the policy for disclosure of information

The responsible for the implementation and monitoring of the Instrument of Policies for Disclosure and Use of Information of Material Act or Fact and for Trading of Securities Issued by Banco Bradesco S.A. is the Investor Relations Officer.

21.4 – Other relevant information

There is no other information deemed relevant at this time.

342 – Reference Form – 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.